Quantum

QUANTUM CORPORATION

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

TO BE HELD ON
August 17, 2007

TO THE STOCKHOLDERS:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of Quantum Corporation (the "Company" or "Quantum"), a Delaware corporation, will be held on Friday, August 17, 2007 at 9:00 a.m., Pacific Daylight Time, at Quantum's corporate headquarters at 1650 Technology Drive, San Jose, CA 95110, for the following purposes:

1. To elect seven directors to serve until the next Annual Meeting of Stockholders or until their successors are elected and duly qualified;
2. To ratify the appointment of Ernst & Young LLP as the independent registered public accounting firm of the Company for the fiscal year ending March 31, 2008;
3. To approve and ratify an amendment to the Company's Nonemployee Director Equity Incentive Plan for the purpose of increasing the number of shares reserved for issuance thereunder by 2,000,000 shares;
4. To approve and ratify an amendment to the Company's Employee Stock Purchase Plan for the purpose of increasing the number of shares reserved for issuance thereunder by 10,000,000 shares;
5. To approve and ratify the adoption of the restated Executive Officer Incentive Plan; and
6. To transact such other business as may properly come before the meeting or any adjournment thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

Only stockholders of record at the close of business on June 18, 2007 are entitled to notice of and to vote at the meeting and any adjournment thereof.

All stockholders are cordially invited to attend the meeting in person. However, to ensure your representation at the meeting, you are urged to vote, sign, date and return the enclosed proxy as promptly as possible in the postage-prepaid envelope enclosed for that purpose. Any stockholder attending the meeting may vote in person even if he or she previously returned a proxy.

By Order of the Board of Directors,

Shawn Hall

Shawn D. Hall
Vice President, General Counsel and Secretary

San Jose, California
July 2, 2007

QUANTUM CORPORATION

PROXY STATEMENT

INFORMATION CONCERNING SOLICITATION AND VOTING

General

The enclosed proxy is solicited on behalf of Quantum Corporation (the "Company" or "Quantum") for use at the Annual Meeting of Stockholders to be held August 17, 2007 at 9:00 a.m., Pacific Daylight Time, or at any adjournment or postponement thereof (the "Annual Meeting" or "Meeting"), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Stockholders. The Annual Meeting will be held at the Company's corporate headquarters at 1650 Technology Drive, San Jose, CA 95110. The Company's telephone number is (408) 944-4000 and the Internet address for its website is http://www.quantum.com.

These proxy solicitation materials were first made available to the Company's stockholders on or about July 2, 2007. A copy of the Company's Annual Report to Stockholders for the fiscal year ended March 31, 2007 ("Fiscal 2007"), including financial statements, was similarly made available to the stockholders of the Company prior to or concurrently with this Proxy Statement.

Record Date; Outstanding Shares

Stockholders of record at the close of business on June 18, 2007 (the "Record Date") are entitled to notice of and to vote at the Meeting. At the Record Date, 199,277,485 shares of the Company's Common Stock, $0.01 par value (the "Common Stock"), were issued and outstanding. The closing price of the Common Stock on the Record Date, as reported by the New York Stock Exchange, was $3.01 per share.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. Proxies may be revoked by (i) filing a written notice of revocation bearing a later date than the proxy with the Secretary of the Company (currently Shawn D. Hall) at or before the taking of the vote at the Meeting, (ii) duly executing a later dated proxy relating to the same shares and delivering it to the Secretary of the Company at or before the taking of the vote at the Annual Meeting or (iii) attending the Meeting and voting in person (although attendance at the Meeting will not in and of itself constitute a revocation of a proxy). Any written notice of revocation or subsequent proxy must be delivered to the Secretary of the Company at or before the taking of the vote at the Meeting.

Voting and Solicitation

Each share of Common Stock has one vote, as provided in the Company's Amended and Restated Certificate of Incorporation. Accordingly, a total of 199,277,485 votes may be cast at the Meeting. Holders of Common Stock vote together as a single class on all matters covered by this Proxy Statement. For voting with respect to the election of directors, stockholders may cumulate their votes. Cumulative voting will allow you to allocate among the director nominees, as you see fit, the total number of votes equal to the number of director positions to be filled multiplied by the number of shares you hold. For example, if you own 100 shares of Common Stock, and there are seven directors to be elected at the Annual Meeting, you could allocate 700 "FOR" votes (seven times one hundred) among as few or as many of the seven nominees to be voted on at the Meeting as you choose. See "PROPOSAL ONE — ELECTION OF DIRECTORS — REQUIRED VOTE."

In addition to use of the enclosed proxy card, stockholders of record with Internet access may submit proxies by following the "Vote by Internet" instructions on their proxy cards. Most stockholders who hold shares beneficially in street name may vote by accessing the website specified on the voting instructions card provided by their brokers, trustee or nominee.

The cost of soliciting proxies will be borne by the Company. The Company has retained Morrow & Co., Inc. ("Morrow") to solicit the proxies and pays to Morrow a fee of $5,500 plus disbursements for such services. The Company may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation material to such beneficial owners. Proxies may also be solicited by certain of the Company's directors, officers and regular employees, without additional compensation, personally or by telephone, email or otherwise.

Stockholder Proposals (Other than for Nominees to the Board of Directors)

Proposals of stockholders of the Company which are to be presented at the Company's annual meeting of stockholders for the year ended March 31, 2008 must be received by the Secretary of the Company no later than March 4, 2008 to be considered for inclusion in the proxy materials relating to that meeting.

Alternatively, under the Company's Bylaws, a proposal that the stockholder does not seek to include in the Company's proxy materials for the 2008 annual meeting must be received by the Secretary of the Company not less than sixty (60) days nor more than ninety (90) days prior to the meeting; provided, however, that in the event that less than seventy (70) days notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made. The stockholder's submission must include the information specified in the Company's Bylaws.

Proposals not meeting the requirements of the preceding paragraphs will be considered untimely and will not be entertained at the 2008 annual meeting. Stockholders should contact the Secretary of the Company in writing at 1650 Technology Drive, Suite 700, San Jose CA 95110, to make any submission or to obtain additional information as to the proper form and content of submissions.

As of the date of this proxy statement, the Company has not been notified by any stockholder of his or her intent to present a stockholder proposal from the floor at this year's Annual Meeting. The proxy card submitted with this Proxy Statement grants the proxy holders discretionary authority to vote on any matter (other than stockholder proposals relating to nominees to the Board of Directors) properly brought before the Annual Meeting.

Stockholder Proposals (for Nominees to the Board of Directors)

Nominations of persons for election to the Board of Directors of the Company may be made by a stockholder of the Company entitled to vote in the election of directors at the meeting who complies with the notice procedures set forth in the Company's Bylaws. Such nominations, other than those made by or at the direction of the Board of Directors, shall be made pursuant to timely notice in writing to the Secretary of the Company. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the Company not less than twenty (20) days nor more than sixty (60) days prior to the meeting. The stockholder's submission must include the information specified in the Company's Bylaws.

Proposals not meeting the requirements of the preceding paragraph will be considered untimely and will not be entertained at the 2008 annual meeting. Stockholders should contact the Secretary of the Company in writing at 1650 Technology Drive, Suite 700, San Jose CA 95110, to make any submission or to obtain additional information as to the proper form and content of submissions.

The Company has not been notified by any stockholder of his or her intent to present any stockholder proposals for nominees to the Board of Directors from the floor at this year's Annual Meeting.

Quorum; Abstentions; Broker Non-Votes

A majority of the shares of Common Stock issued and outstanding on the Record Date will constitute a quorum for the transaction of business at the Annual Meeting.

While there is no definite statutory or case law authority in Delaware as to the proper treatment of abstentions, the Company believes that abstentions should be counted for purposes of determining both (i) the presence or absence of a quorum for the transaction of business and (ii) the total number of shares entitled to vote at the Annual Meeting ("Votes Cast") with respect to a proposal (other than the election of directors). In the absence of controlling precedent to the contrary, the Company intends to treat abstentions in this manner. Accordingly, abstentions will have the same effect as a vote against the proposal.

Broker non-votes (i.e., votes from shares held of record by brokers as to which the beneficial owners have given no voting instructions) will be counted for purposes of determining the presence or absence of a quorum for the transaction of business, but will not be counted for purposes of determining the number of Votes Cast with respect to the particular proposal on which the broker has expressly not voted. Accordingly, broker non-votes will not affect the outcome of the voting on a proposal that requires a majority of the Votes Cast. Thus, a broker non-vote will make a quorum more readily attainable, but the broker non-vote will not otherwise affect the outcome of the vote on a proposal.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's Section 16 officers, directors and persons who own more than 10% of a registered class of the Company's equity securities to file reports of ownership and changes in ownership with the Securities and Exchange Commission (the "SEC"). Such executive officers, directors and greater than ten-percent stockholders are also required by SEC rules to furnish the Company with copies of all forms that they file pursuant to Section 16(a). Based solely on its review of the copies of such reports received by the Company, or on written representations from certain reporting persons, the Company believes that all required filings were timely made during Fiscal 2007.

PROPOSAL ONE
ELECTION OF DIRECTORS

Nominees

There are seven nominees for election to the Company's Board of Directors (the "Board") this year. All of the nominees are currently serving on the Board. Unless otherwise instructed, the proxy holders will vote the proxies received by them for the nominees named below. Each nominee has consented to be named as a nominee in the Proxy Statement and to serve as a director if elected. In the event that additional persons are nominated at the time of the Annual Meeting, the proxy holders intend to vote all proxies received by them in such a manner (in accordance with cumulative voting) as will ensure the election of as many of the nominees listed below as possible (or, if new nominees have been designated by the Board, in such a manner as to elect such nominees). In such event, the specific nominees for whom such votes will be cumulated will be determined by the proxy holders. The Company is not aware of any reason that any nominee will be unable or will decline to serve as a director. The term of office of each person elected as a director will continue until the next annual meeting of stockholders or until a successor has been elected and qualified. There are no arrangements or understandings between any director or executive officer and any other person pursuant to which he or she is or was to be selected as a director or officer of the Company.

The Board's key roles include, but are not limited to: (i) the selection and evaluation of the Company's Chief Executive Officer ("CEO"), and overseeing CEO succession planning; (ii) advising the CEO and management on the Company's fundamental strategies; (iii) reviewing and approving the CEO's objectives; (iv) approving acquisitions, divestitures and other fundamental corporate actions; (v) advising the CEO on the performance of senior management, and fundamental organizational changes, including succession planning; and (vi) approving the annual operating financial plan.

The names of the nominees and certain information about them as of June 1, 2007, are set forth below.

Name of Nominee	Age	Director Since	Principal Occupation Since
Richard E. Belluzzo	53	2002	Chief Executive Officer of Quantum, 2002 Chairman of the Board of Quantum, 2003
Michael A. Brown†	48	1995	Chairman of the Board of Line 6, 2005 Former Chairman of Quantum, 2003
Thomas S. Buchsbaum*†	57	2005	Independent Consultant, 2005
Alan L. Earhart*	63	2003	Independent Consultant, 2001
Edward M. Esber, Jr.*+†	54	1988	General Partner, The Halo Funds, 2006
Elizabeth A. Fetter+	48	2005	CEO and Director of Jacent Technologies, 2007
Joseph A. Marengi+	53	2007	Former Dell Executive

* Member of the Audit Committee.

+ Member of the Leadership and Compensation Committee.

† Member of the Corporate Governance and Nominating Committee.

Except as set forth below, each of the nominees has been engaged in his or her principal occupation described above during the past five years. There are no family relationships between any directors or executive officers of the Company.

Mr. Richard E. Belluzzo has been Chief Executive Officer since joining the Company in September 2002 and Chairman of the Board since July 2003. Before joining Quantum, from September 1999 to May 2002, Mr. Belluzzo held senior management positions with Microsoft Corp., most recently as President and Chief Operating Officer. Prior to Microsoft, from January 1998 to September 1999, Mr. Belluzzo was Chief Executive Officer of Silicon Graphics, Inc. Before his tenure at Silicon Graphics, from 1975 to January 1998, Mr. Belluzzo was with Hewlett-Packard, most recently as Executive Vice President of the computer organization. Currently Mr. Belluzzo is a member of the board of directors of PMC-Sierra, Inc. and JDS Uniphase Corporation, and is a member of the board of trustees for Golden Gate University.

Mr. Michael A. Brown served as Chief Executive Officer of Quantum from September 1995 to September 2002 and as Chairman of its Board of Directors from May 1998 to July 2003. From 1993 to September 1995, he was President of the Company's desktop group, from 1992 to 1993 he was Chief Operating Officer responsible for the Company's hard disk drive business, and from 1984 to 1992 he held various marketing positions with the Company. Mr. Brown also serves as Chairman of the board of directors of Line 6 and on the boards of EqualLogic, Inc., Nektar Therapeutics and Symantec Corporation. Mr. Brown is Chairman of the Company's Corporate Governance and Nominating Committee.

Mr. Thomas S. Buchsbaum has been an independent consultant since March 2005. From March 1997 to March 2005, Mr. Buchsbaum served as vice president of the U.S. Federal Business Segment, as well as Vice President and General Manager of the K12 and Higher Education customer segments of Dell, Inc. Before Dell, Mr. Buchsbaum spent ten years at Zenith Data Systems, a computer manufacturing company, until February 1997, where he was General Manager for the federal systems business unit and General Manager of the state and local government and education segments. Mr. Buchsbaum served as a director on the board and compensation committee of Group 1 Software, Inc., an application software provider, from 1989 to 2004. Mr. Buchsbaum also serves as an advisor to the board of Dick Blick Holdings and is a member of the Advisory Board of Augmentix Corp. Mr. Buchsbaum is the Board's Lead Independent Director and is a member of the Company's Corporate Governance and Nominating Committee and the Audit Committee.

Mr. Alan L. Earhart has been an independent consultant since 2001. From 1970 to 2001, Mr. Earhart held a variety of positions with Coopers & Lybrand and its successor entity, PricewaterhouseCoopers LLP, an accounting and consulting firm, including most recently as the Managing Partner for PricewaterhouseCoopers' Silicon Valley office. Mr. Earhart also serves on the board of directors and as Chairman of the audit committees of Foundry Networks, Inc. and of Monolithic Power Systems, Inc. and on the board of directors and the audit committee of Network Appliance, Inc.. Mr. Earhart is the Chairman of the Company's Audit Committee.

Mr. Edward M. Esber Jr. has served as General Partner of the Halo Funds since December 2006, as Chairman and President of The Esber Group, a strategy consulting firm, since February 1991 and has been an angel investor in The Angels Forum since 1997. Mr. Esber also serves on the board of directors of BenefitStreet and iTaggit, Inc. Mr. Esber is Chairman of the Company's Leadership and Compensation Committee and a member of the Company's Corporate Governance and Nominating Committee and the Audit Committee.

Ms. Elizabeth A. Fetter has served as President and Chief Executive Officer and a director of Jacent Technologies, Inc., an order automation company for the restaurant industry, since March 2007. Previously, from October 2001 to November 2004, she served as President and Chief Executive Officer, and a director, of QRS Corp., a retail supply chain software and services company. Prior to joining QRS, from March 1999 to April 2001, Ms. Fetter was President, Chief Executive Officer, and a director, of NorthPoint Communications, a broadband services company and from January 1998 to March 1999 was Vice President and General Manager of the Consumer Services Group at US West (now Qwest Corp.), a telecommunications company. Before US West, she was an officer at SBC/Pacific Bell, where she held a number of senior leadership positions. Ms. Fetter also serves on the board of directors of Symmetricom Inc. and several non-profit organizations. Ms. Fetter is a member of the Company's Leadership and Compensation Committee.

Mr. Joseph A. Marengi worked for Dell Inc. from June 1997 to March 2007, serving as Senior Vice President of the Corporate Business Group for four years before becoming Senior Vice President of Dell Americas and later Senior Vice President of the Commercial Business Group. Previously, Mr. Marengi served in various executive leadership roles at Novell, most recently as President and Chief Operating Officer of Channels. Prior to Novell Systems, Inc., Mr. Marengi has held various executive, sales and information management positions in the technology and defense industries. Mr. Marengi also serves on the board of directors of Hovnanian Enterprises, Inc. Mr. Marengi is a member of the Company's Leadership and Compensation Committee.

Two current members of the Board, Steven C. Wheelwright and John M. Partridge, are not seeking reelection to the Board.

Board Independence

Quantum's Corporate Governance Principles provide that a majority of the Board shall consist of independent directors. The Board has determined that each of the director nominees standing for election, except for Richard E. Belluzzo, has no material relationship with Quantum (either directly or as a partner, shareholder or officer of an organization that has a relationship with Quantum) and is independent within the meaning of Quantum's director independence standards set forth in Quantum's Corporate Governance Principles, a copy of which may be found on our website located at http://www.quantum.com, by clicking "Investors" from the home page and selecting "Corporate Governance." These standards reflect all applicable regulations, including the rules of the New York Stock Exchange and the Securities and Exchange Commission.

Board Meetings and Committees

The Board of Directors of the Company held a total of nine (9) meetings during Fiscal 2007. In addition, in Fiscal 2007, the non-management directors held four (4) meetings without management present. During Fiscal 2007, none of our directors standing for election attended fewer than 75% of the meetings of the Board and the meetings of committees, if any, upon which such director served. All of our directors are expected to attend each meeting of the Board and the committees on which they serve and are encouraged to attend annual stockholder meetings, to the extent reasonably possible. All of our directors who were elected at our 2006 annual meeting attended our 2006 annual meeting.

The Company has an Audit Committee, a Leadership and Compensation Committee, and a Corporate Governance and Nominating Committee. Thomas S. Buchsbaum is the Company's lead independent director and as such presides at the non-management directors' meetings.

The Audit Committee of the Board currently consists of Alan L. Earhart, Chairman of the committee, Mr. Buchsbaum, Edward M. Esber and Steven C. Wheelwright, all of whom are independent directors and financially literate, as defined in the applicable New York Stock Exchange listing standards and SEC rules and regulations. In addition to serving as a Chairman of the Company's Audit Committee, and the Audit Committee's financial expert, Mr. Earhart also serves as a member of the audit committees of Foundry Networks, Inc., Monolithic Power Systems, Inc. and Network Appliance, Inc., all of which are public companies. Mr. Earhart has informed the Board that aside from his service on these four audit committees, his professional endeavors include only occasional consulting services with respect to financial and accounting matters. The Board believes that Mr. Earhart's simultaneous service on the audit committees of several public companies may help provide valuable perspective on potential financial and accounting matters and other issues that may arise, including with respect to corporate governance best practices. After discussion with Mr. Earhart concerning his service on the Company's Audit Committee and competing demands on his time, the Board has determined that Mr. Earhart's simultaneous service on the audit committees of three other public companies does not impair his ability to effectively serve on the Company's Audit Committee. The Audit Committee, which generally meets at least twice per quarter, once prior to quarterly earnings releases and again prior to the filing of the Company's quarterly and annual reports with the Securities and Exchange Commission, appoints the Company's independent registered public accounting firm and is responsible for approving the services performed by the Company's independent registered public accounting firm and for reviewing and evaluating the Company's accounting principles and its systems of internal accounting controls. At each meeting, the Audit Committee first meets with Company management and the Company's independent registered public accounting firm in order to review financial results and conduct other appropriate business. Then, the Audit Committee typically meets with the Company's independent registered public accounting firm, without the presence of management. The Audit Committee held a total of twelve (12) meetings during Fiscal 2007.

The Leadership and Compensation Committee of the Board is currently composed of Mr. Esber, Chairman of the committee, Elizabeth A. Fetter, Joseph A. Marengi and John M. Partridge, all of whom are independent directors, as defined in the applicable New York Stock Exchange listing standards. The Leadership and Compensation Committee generally meets in conjunction with Board meetings and at other times as deemed necessary by the committee or the Board. The Company's lead independent director typically attends the committee meetings. The committee held a total of eight (8) meetings during Fiscal 2007. The committee operates under a written charter that is reviewed by the Board on an annual basis. The committee's charter was last reviewed and approved on November 13, 2006. The committee's primary mission is to ensure the Company provides and designs appropriate leadership and compensation programs to enable the successful execution of its corporate strategy and objectives and to ensure the Company's programs and practices are competitive and consistent with corporate governance best practices. The committee's primary objectives are to (1) review and approve the Company's total compensation philosophy, strategy and practices, (2) review and make recommendations to the Board regarding executive and non-employee director total compensation programs and (3) review the Company's strategy and practices relating to the attraction, retention, development, performance and succession of its leadership team. The committee's primary responsibilities under the charter include:

- Review and approve annually the Company's total compensation philosophy, strategy and practices including the selection of a peer group of companies for comparative purposes.
- Review the Company's strategy for managing its employee talent worldwide, including actions and programs which support the Company's pay-for-performance philosophy and human resources strategy.
- Oversee and review the development and succession plans of the Company's CEO, the CEO's direct reports and all other vice presidents.
- Review and approve, at least annually, the goals and objectives of the CEO.
- Evaluate, at least annually, the performance of the CEO in relation to the established goals and objectives.
- Conduct an annual review of the CEO's compensation package and make recommendations to the full Board on all elements of the CEO's compensation to ensure it is reasonable, performance-based and aligned with the Company's strategic plans and objectives.
- Review and approve the performance objectives of the executive officers and vice presidents under the Executive Officer Annual Incentive Plan ("Incentive Plan") or the Quantum Incentive Plan ("QIP") in accordance with the terms of the Incentive Plan or the QIP to ensure consistency with the Company's strategic plans and objectives. The committee shall also review the Incentive Plan or QIP periodically for continued effectiveness and recommend any modifications to the Board.
- Oversee, at least annually, the evaluation of the executive officers and vice presidents in relation to the established objectives.
- Review and approve the compensation packages for the executive officers and vice presidents (including all "plan" compensation, as such term is defined in Item 402 of Regulation S-K promulgated by the Securities and Exchange Commission ("SEC"), to be provided to the executive officers and vice presidents); provided that the committee shall determine all forms and amounts of such compensation for the CEO.
- Review and approve all employment contracts, consulting contracts, change of control agreements, special termination arrangements or retirement arrangements to be paid to non-employee directors, the CEO, the executive officers and all other Company vice presidents.
- Review and approve the impact of change in control and other transactions on total compensation plans; and make recommendations to the Board regarding any special total compensation actions related thereto.
- Review and approve the general terms and provisions of any short-term or long-term incentive plans for all other Company employees.
- Administer the Company's various stock incentive plans. In the administration of such plans, the committee may, pursuant to authority delegated by the Board, (1) grant awards to individuals eligible for such grants (including grants to individuals subject to Section 16 of the Exchange Act in compliance with Rule 16b-3 promulgated there

under), and (2) amend such awards. The committee shall also make recommendations to the Board with respect to amendments to the plans and changes in the number of shares reserved for issuance there under and shall review the plans' impact on shareholder value and dilution.

- Review executive compensation plans as they pertain to the CEO, the executive officers and all other vice presidents to understand and consider their compliance with IRC 162(m).

- Review annually the adequacy of this committee Charter and recommend any proposed changes to the Board for approval.

- Conduct an annual performance evaluation of the committee.

- Review and make recommendations to the Board regarding all Board compensation programs..

- Produce written reports to the Board regarding recommendations of the committee submitted to the Board for action, and copies of the written minutes of its meetings. The committee may also report and/or communicate any matters to outside agencies and stockholders, as appropriate; as well as respond to shareholder concerns.

- Review and discuss with the Company's Management the Compensation, Discussion & Analysis ("CD&A") required by Item 402 of Regulation S-K promulgated by the SEC. Based on such review and discussion, the Committee shall determine whether to recommend to the Board that the CD&A be included in the Company's annual report or proxy statement. The committee shall prepare the required compensation committee report for inclusion in the Company's annual report or proxy statement. The report shall state whether the committee reviewed and discussed with Management the CD&A and whether, based on such review and discussion, the committee recommended to the Board that the CD&A be included in the Company's annual report or proxy statement. The committee shall also oversee the preparation by Management of all disclosures required by Item 402 of Regulation S-K, including the tabular presentations and related narrative discussions.

The committee has the power to delegate its authority to the Company's management or to a subcommittee, but did not do so during Fiscal 2007.

The Corporate Governance and Nominating Committee is currently composed of Michael A. Brown, Chairman of the committee, Mr. Buchsbaum, Mr. Wheelwright and Mr. Esber, all of whom are independent directors, as defined in the applicable New York Stock Exchange listing standards. The Corporate Governance and Nominating Committee, which meets at least twice annually, assists the Board by identifying and recommending prospective director nominees, develops corporate governance principles for Quantum and advises the Board on corporate governance matters, advises the Board regarding Board composition, procedures and committees, recommends to the Board a lead independent director, oversees the evaluation of the Board and considers questions of possible conflicts of interest of Board members and of senior executives. The Corporate Governance and Nominating Committee will consider nominees recommended by stockholders pursuant to the procedures outlined in the Company's Bylaws and as set forth herein. The Corporate Governance and Nominating Committee held four (4) meetings during Fiscal 2007.

Each of our committees is governed by a written charter, copies of which are posted on our website. The Internet address for our website is http://www.quantum.com, where the charters may be found by clicking "Investors" from the home page and selecting "Corporate Governance."A free printed copy of the charters also is available to any stockholder who requests it from Quantum's Investor Relations Department at the address stated below in the Section of this Proxy Statement entitled "Communicating with the Company" or who submits an online request by visiting the Company's website at http://www.quantum.com, where the request form may be found by clicking "Investors" from the home page and selecting "Contact Investor Relations."

Director Education

The Company's Corporate Governance Principles encourage directors to pursue ongoing education and development studies on topics that they deem relevant given their individual backgrounds and committee assignments. In Fiscal 2007, one director attended an ISS-accredited director education program.

COMMUNICATING WITH THE COMPANY

Consideration of Director Nominees

Stockholder Recommendations and Nominations

Recommendations

It is the policy of the Corporate Governance and Nominating Committee to consider recommendations for candidates to the Board from stockholders. A stockholder that desires to recommend a candidate for election to the Board must direct the recommendation in writing to Quantum Corporation, attention: Company Secretary, 1650 Technology Drive, Suite 700, San Jose, CA 95110. The letter must include the candidate's name, contact information, detailed biographical data, relevant qualifications (in light of Quantum's established director considerations, as described below), information regarding any relationships between the candidate and Quantum, a statement from the recommending stockholder in support of the candidate, references and a written indication by the candidate of her or his willingness to serve, if elected.

Nominations

A stockholder that desires to nominate a person directly for election to the Board must meet the deadlines and other requirements set forth in Section 2.5 of Quantum's Bylaws and the rules and regulations of the Securities and Exchange Commission. Quantum's Bylaws can be found on our website. The Internet address for our website is http://www.quantum.com, where the Bylaws may be found by clicking "Investors" from the home page and then selecting "Corporate Governance."

Identifying and Evaluating Nominees for Director

The Corporate Governance and Nominating Committee uses the following procedures to identify and evaluate individuals recommended or offered for nomination to the Board:

- The committee regularly reviews the current composition and size of the Board.
- The committee annually evaluates the performance of the Board as a whole and the performance and qualifications of individual members of the Board eligible for re-election at the annual meeting of stockholders.
- In evaluating and identifying candidates, the committee has the authority to retain and terminate any third party search firm that is used to identify director candidates and has the authority to approve the fees and retention terms of any search firm.
- The committee reviews the qualifications of any candidate who has been properly recommended or nominated by a stockholder, as well as any candidate who has been identified by management, individual members of the Board or, if the committee determines, a search firm. Such review may, in the committee's discretion, include a review solely of information provided to the committee or may also include discussions with persons familiar with the candidate, an interview with the candidate or other actions that the committee deems proper, including the retention of third parties to review potential candidates.
- The committee will evaluate each candidate in light of the general and specific considerations that follow. The committee evaluates all nominees, whether or not recommended by a stockholder, in the same manner, as described in this Proxy Statement.
- After reviewing and considering all candidates presented to the committee, the committee will recommend a slate of director nominees to be approved by the full Board.
- The committee will endeavor to promptly notify, or cause to be notified, all director candidates of its decision as to whether to nominate such individual for election to the Board.

General Considerations

A candidate will be considered in the context of the current perceived needs of the Board as a whole. Generally, the Corporate Governance and Nominating Committee believes that candidates and nominees must reflect a Board that is comprised of directors who (i) are predominantly independent, (ii) are of high integrity, (iii) have qualifications that will increase overall Board effectiveness and (iv) meet other requirements as may be required by applicable rules, such as financial literacy or financial expertise with respect to audit committee members.

Specific Considerations

Specific considerations include the following:

- The current size and composition of the Board and the needs of the Board and its committees.
- Previous experience serving on a public company board or as a member of the senior management of a public company.
- The possession of such knowledge, experience, skills, expertise and diversity so as to enhance the Board's ability to manage and direct the affairs and business of the Company.
- Key personal characteristics such as strategic thinking, objectivity, independent judgment, integrity, intellect and the courage to speak out and actively participate in meetings.
- Knowledge of, and familiarity with, information technology.
- The absence of conflicts of interest with the Company's business.
- A willingness to devote a sufficient amount of time to carry out his or her duties and responsibilities effectively, including a commitment to serve on a committee.
- Whether the candidate is committed to serve on the Board for an extended period of time.
- Diversity of thinking or background.
- Such other factors as the Corporate Governance and Nominating Committee may consider appropriate.

The Company believes that all of the nominees for election to our Board meet the general and specific considerations outlined above.

All of the nominees for election to our Board have previously served as Quantum directors.

Communications to the Board

Stockholders, employees and other interested parties may contact the Board, the Company's lead independent director, the non-management directors as a group or any of our directors by writing to them c/o Quantum Corporation, attention: Company Secretary, 1650 Technology Drive, Suite 700, San Jose, CA 95110, or by email at BoardofDirectors@Quantum.com. If any such interested parties wish to contact the Board, a member of the Audit Committee, the Company's lead independent director, our non-management directors as a group or any of our directors to report a concern about Quantum's conduct or about questionable accounting, internal accounting controls or auditing matters, such parties may do so anonymously by using the address above and designating the communication as "confidential." Alternatively, concerns may be reported anonymously by phone or via the world-wide-web to the following toll-free phone number or Internet address 1-866-ETHICSP (1-866-384-4277); www.ethicspoint.com. These resources are operated by Ethicspoint, an external third-party vendor that has trained professionals to take calls, in confidence, and to report concerns to the appropriate persons for proper handling. Communications raising safety, security or privacy concerns, or that otherwise relate to improper activities will be addressed in an appropriate manner.

Director Compensation

During Fiscal 2007, each director who was not an employee of the Company (each, a "Nonemployee Director") received a base annual retainer of $42,000, plus an additional annual retainer of $7,500 for each committee on which such director served as a member. The aggregate retainer is paid 75% in cash and 25% in restricted stock units. The restricted stock units vest 50% upon grant and 50% after one year from the grant date provided that the director continues to be a member of Quantum's Board at that time. No per-meeting fees are paid. In addition, the Chairman of each Board committee and the lead independent director received the following annual retainers, all of which were paid in cash: $10,000 for the Chairman of the Audit Committee and for the lead independent director and $7,500 for the Chairman of the Leadership and Compensation Committee and for the Chairman of the Governance and Nominating Committee.

During Fiscal 2007, each Nonemployee Director also received an annual grant of stock options (or a combination of stock options and restricted stock units) under the 2003 Nonemployee Director Equity Incentive Plan (the "Plan"), which was approved by the Company's stockholders at the 2003 annual meeting of Stockholders. Each Nonemployee Director was provided with the opportunity to elect to receive the annual grant solely as stock options, solely as restricted stock units or in a combination of stock options and restricted stock units. The Board, in its discretion, selects Nonemployee Directors to whom options and/or restricted stock units may be granted, the time or times at which such options and/or restricted stock units may be granted, the number of shares subject to each grant and the period over which such options become exercisable. During Fiscal 2007, Alan L. Earhart and Edward M. Esber, Jr. each received an option to purchase 35,000 shares of Common Stock. Thomas S. Buchsbaum received an option to purchase 29,167 shares of Common Stock. Elizabeth A. Fetter and Michael A. Brown each received an option to purchase 17,500 shares of Common Stock. In addition, Ms. Fetter and Mr. Brown each received 5,833 restricted stock units. All options were granted at an exercise price of $2.00. The options and restricted stock units will fully vest on August 28, 2007.

Effective May 21, 2007, Joseph A. Marengi was appointed to Quantum's board of directors. In connection with his appointment, Mr. Marengi received an option to purchase 45,000 shares of Common Stock. These options were granted on May 31, 2007 at an exercise price of $3.09. The options will fully vest on June 1, 2011.

All options granted to Nonemployee Directors in Fiscal 2007 contain the following terms: (i) the exercise price per share of Common Stock was 100% of the fair market value of the Company's Common Stock on the date the option was granted; (ii) the options expire seven years after the date of grant; and (iii) the option may be exercised only while the director remains a director or within 12 months after the date the director ceases to be a director of the Company, or such longer period as may be determined by the administrator of the Plan.

The Board generally may amend or terminate the Plan at any time and for any reason, except that the Board will obtain stockholder approval for material amendments to such plan, as required by the rules of the New York Stock Exchange.

Employee directors are not compensated for their service on the Board or on committees of the Board.

Compensation paid to the Nonemployee Directors during Fiscal 2007 is set forth in the following Director Compensation Table.

Name	Fees Earned or Paid in Cash (1)	Stock Awards (2) (3)	Option Awards (2)	Non Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Brown, Michael A.	$ 34,313	$ 16,625	$ 19,041	$ 0	$ 0	$ 0	$ 69,979
Buchsbaum, Thomas S.	$ 38,531	$ 13,364	$ 39,945	$ 0	$ 0	$ 0	$ 91,840
Earhart, Alan L.	$ 47,125	$ 11,494	$ 36,712	$ 0	$ 0	$ 0	$ 95,331
Esber, Jr., Edward M.	$ 55,875	$ 14,978	$ 29,752	$ 0	$ 0	$ 0	$ 100,605
Fetter, Elizabeth A.	$ 37,125	$ 16,965	$ 33,090	$ 0	$ 0	$ 0	$ 87,180
Partridge, John M.	$ 37,125	$ 11,494	$ 43,449	$ 0	$ 0	$ 0	$ 92,068
Wheelwight, Steven C.	$ 60,250	$ 13,237	$ 44,254	$ 0	$ 0	$ 0	$ 117,741
Marengi, Joseph A. (4)	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0

(1) Fees Earned or Paid in Cash include the following:

Name	Board Retainer	Committee Membership Retainer	Committee Chairman Retainer	Lead Independent Director Retainer	Total Fees Earned or Paid in Cash
Brown, Michael A.	$ 31,500	$ 2,813 (a)	$ 0	$ 0	$ 34,313
Buchsbaum, Thomas S.	$ 31,500	$ 7,031 (a)	$ 0	$ 0	$ 38,531
Earhart, Alan L.	$ 31,500	$ 5,625	$ 10,000	$ 0	$ 47,125
Esber, Jr., Edward M.	$ 31,500	$ 16,875	$ 7,500	$ 0	$ 55,875
Fetter, Elizabeth A.	$ 31,500	$ 5,625	$ 0	$ 0	$ 37,125
Partridge, John M.	$ 31,500	$ 5,625	$ 0	$ 0	$ 37,125
Wheelwright, Steven C.	$ 31,500	$ 11,250	$ 7,500	$ 10,000	$ 60,250
Marengi, Joseph A.	$ 0	$ 0	$ 0	$ 0	$ 0

(a) These committee membership retainers reflect partial years of service.

(2) Values are calculated in accordance with FAS123R. Assumptions underlying the valuation are included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on June 13, 2007.

(3) Includes portion of annual board, committee and committee chair retainers paid in restricted stock units.

(4) Mr. Marengi was appointed to the Board of Directors in fiscal year 2008 ("Fiscal 2008") and therefore was not paid any compensation in Fiscal 2007.

Leadership and Compensation Committee Interlocks and Insider Participation in Compensation Decisions

The members of the Company's Leadership and Compensation Committee are Edward M. Esber, Jr., Chairman of the committee, Elizabeth A. Fetter and Joseph A. Marengi. No member of the Leadership and Compensation Committee is currently, nor has any been at any time since the formation of the Company, an officer or employee of the Company or any of its subsidiaries. Likewise, no member of the Leadership and Compensation Committee has entered into a transaction, or series of similar transactions, in which they will have a direct or indirect material interest adverse to the Company.

Required Vote

Each stockholder voting in the election of directors may cumulate such stockholder's votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which the stockholder's shares are entitled. Alternatively, a stockholder may distribute the stockholder's votes on the same principle among as many candidates as the stockholder would like, provided that votes cannot be cast for more than seven (7) candidates. However, no stockholder shall be entitled to cumulate votes for a candidate unless such candidate's name has been properly placed in nomination according to the Company's Bylaws, notice of the intention to cumulate votes is received at the principal executive offices of the Company at least twenty (20), and no more than sixty (60), days prior to the Annual Meeting and a proxy card has been submitted to the Company in accordance with this Proxy Statement. The proxy holders may exercise discretionary authority to cumulate votes and to allocate such votes among management's nominees in the event that additional persons are nominated at the Annual Meeting for election of directors.

If a quorum is present and voting, the seven nominees for director receiving the highest number of votes will be elected to the Board. Votes withheld from any director are counted for purposes of determining the presence or absence of a quorum, but have no other legal effect under Delaware law. See "Quorum; Abstentions; Broker Non-Votes."

MANAGEMENT RECOMMENDS A VOTE "FOR" EACH OF THE NOMINEES LISTED ABOVE.

PROPOSAL TWO
RATIFICATION OF APPOINTMENT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board has selected Ernst & Young LLP as the Company's independent registered public accounting firm to audit the financial statements of the Company for the fiscal year ending March 31, 2008. The Board recommends that stockholders vote for ratification of such appointment. In the event of a vote against such ratification, the Board of Directors will reconsider its selection. A representative of Ernst & Young LLP is expected to be available at the Annual Meeting with the opportunity to make a statement if such representative desires to do so, and is expected to be available to respond to appropriate questions. The affirmative vote of a majority of the total number of shares entitled to vote at the Annual Meeting is required to ratify the appointment of Ernst & Young LLP.

MANAGEMENT RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING MARCH 31, 2008.

PROPOSAL THREE
APPROVAL AND RATIFICATION OF AN AMENDMENT TO THE COMPANY'S NONEMPLOYEE DIRECTOR EQUITY INCENTIVE PLAN FOR THE PURPOSE OF INCREASING THE NUMBER OF SHARES RESERVED FOR ISSUANCE THEREUNDER BY 2,000,000 SHARES

We are asking our stockholders to approve an amended and restated Nonemployee Director Equity Incentive Plan (the "Plan") so that we can continue using it to help achieve the Company's goals of attracting, retaining and motivating highly talented individuals to serve as members of our Board of Directors. Some of the key features of the Plan include:

- The Plan is administered by an independent committee of the Board that consists of at least two directors who are "non-employee directors" under Rule 16b-3;
- The Plan requires that the grant date of an award be no earlier than the date the award is approved by the committee administering the Plan;
- Options and stock appreciation rights must be granted with an exercise price of at least 100% of fair market value on the date of grant;
- Repricing of outstanding awards is not expressly permitted by the Plan and would require shareholder approval;
- No more than 50% of the total shares of common stock reserved for issuance under the Plan may be granted as stock appreciation rights, restricted stock or restricted stock units; and
- Awards will generally vest over a period of three (3) years or longer except in the case of death, retirement, initial and annual service grants and grants made in lieu of cash compensation.

The Board of Directors approved the Plan, subject to approval from our stockholders at the 2007 Annual Meeting. Approval of the Plan requires the affirmative vote of the holders of a majority of the shares of the Company's Common Stock that are present in person or by proxy and entitled to vote at the Annual Meeting. If the stockholders approve the Plan, it will replace the version of the Plan that was approved by stockholders at the 2003 Annual Meeting. If stockholders do not approve the Plan at the 2007 Annual Meeting, the version approved in 2003 will remain in effect.

A total of 1,000,000 shares of our Common Stock initially were reserved for issuance under the Plan. As of June 1, 2007, 588,542 awards of options and 62,008 unvested rights to restricted stock were outstanding under the Plan, and 245,069 shares of our Common Stock remained available for issuance pursuant to new awards. The amended and restated Plan increases the number of shares reserved for issuance by 2,000,000 shares. The amended and restated Plan also provides that no awards may be granted under the Plan after August 17, 2017. Previously, the Plan contained no fixed termination date.

We believe strongly that the approval of the Plan is essential to our continued success. Stock options and other awards such as those provided under the Plan are vital to our ability to attract and retain outstanding and highly skilled individuals to serve on the Board. The Board believes that the Plan is necessary so that the Company can continue to provide meaningful, long-term equity based incentives to present and future Nonemployee Directors.

The Plan does not have an "evergreen" provision that provides for an automatic increase in the number of the shares available for issuance each year. In addition, no shares have been added to the Plan since the approval of the Plan at the 2003 Annual Meeting. If stockholders approve the amendment to the Plan, we currently anticipate that we will not ask stockholders for additional shares for issuance under the Plan until at least the 2011 Annual Meeting, depending on business conditions and needs.

Approval of the Plan amendment requires the affirmative vote of the holders of a majority of the shares of the Company's common stock that are present in person or by proxy and entitled to vote at the Annual Meeting. If stockholders do not approve the amendment to the Plan, no shares will be added to the total number of shares reserved for issuance under the Plan. Our named executive officers and directors have an interest in this proposal.

Summary of the Plan

The following paragraphs provide a summary of the principal features of the Plan as amended and restated. The following summary is qualified in its entirety by reference to Plan as set forth in Appendix A.

Background and Purpose of the Plan

The Plan is intended to attract, motivate and retain outstanding and highly talented directors of the Company who are employees of neither the Company nor of any of the Company's affiliates. The Plan permits the grant of the following types of incentive awards: (1) stock options, (2) stock appreciation rights, (3) restricted stock and (4) restricted stock units (individually, an "Award"). However, no more than 50% of the total shares of common stock reserved for issuance under the Plan may be granted as stock appreciation rights, restricted stock or restricted stock units.

Administration of the Plan

A committee of the Board (the "Committee") administers the Plan. The Committee shall consist of not less than two directors who are "Nonemployee Directors" under Rule 16b-3. Subject to the terms of the Plan, the Committee has the sole discretion to select the Nonemployee Directors who will receive Awards, determine the terms and conditions of Awards (for example, the exercise price and vesting schedule), accelerate the vesting of Awards and interpret the provisions of the Plan and outstanding Awards. The Committee may delegate any part of its authority and powers under the Plan to one or more directors and/or officers of the Company; provided, however, that the Committee may not delegate its authority and powers in any way that would jeopardize the Plan's qualification under certain Securities and Exchange Commission rules.

If an Award expires or is canceled, or, with respect to restricted stock or restricted stock units, is forfeited or repurchased by the Company for any reason, the unvested or cancelled options for shares of the Company's common stock ("Shares") (or with respect to restricted stock or restricted stock units, the forfeited or repurchased Shares) that were subject to the Award generally will be returned to the available pool of Shares reserved for issuance under the Plan. Shares actually issued under the Plan or withheld to pay the exercise price of an Award or to satisfy tax withholding obligations with respect to an Award will not be returned to the Plan and will not be available for future issuance under the Plan. Also, if we experience a stock dividend, reorganization or other change in our capital structure, the number of Shares available for issuance under the Plan and any outstanding Awards will be adjusted by the Committee as appropriate to reflect the stock dividend or other change.

Eligibility to Receive Awards

The Committee selects the Nonemployee Directors who will be granted Awards under the Plan, and the Company anticipates that all Nonemployee Directors will be granted Awards. Employees and consultants are not eligible to receive Awards under the Plan.

Stock Options

A stock option is the right to acquire Shares at a fixed exercise price for a fixed period of time. The Committee will determine the number of Shares covered by each option and the exercise price of the Shares subject to each option, but such exercise price cannot be less than 100% of the fair market value (on the date of grant) of the Shares covered by the option.

An option granted under the Plan generally cannot be exercised until it becomes vested. The Committee establishes the vesting schedule of each option at the time of grant, which generally shall be a period of three (3) years or longer except in the case of death, retirement, initial and annual service grants and grants made in lieu of cash compensation. Options become exercisable at the times and on the terms established by the Committee. Options granted under the Plan expire at the times established by the Committee, but not later than 10 years after the grant date (except in certain cases of death, in which case an option would remain exercisable for up to three years after the date of death).

The exercise price of each option granted under the Plan must be paid in full at the time of exercise. The Committee also may permit payment through the tender of Shares that are already owned by the Nonemployee Director, or by any other means that the Committee determines to be consistent with the purpose of the Plan. The Nonemployee Director must pay any taxes the Company is required to withhold at the time of exercise.

Stock Appreciation Rights

A stock appreciation right is the right to receive from the Company, upon exercise, an amount equal to the excess of the fair market value of the Shares on the date of exercise over the fair market value of the Shares covered by the exercised portion of the stock appreciation right on the date of grant. The Committee determines the terms of stock appreciation rights, except that (1) the exercise price of a stock appreciation right may not be less than 100% of the fair market value of the Shares on the date of grant, and (2) a stock appreciation right must expire no later than 10 years after the grant date (except in certain cases of death, in which a stock appreciation right would remain exercisable for up to three years after the date of death.) A stock appreciation right will be exercisable, in whole or in part, at such time as the Committee will specify in the stock appreciation right agreement. Payment upon the exercise of a stock appreciation right may be in Shares or in cash, or any combination thereof, as the Committee may determine.

Restricted Stock

Awards of restricted stock are Shares that vest in accordance with the terms and conditions established by the Committee. The Committee also will determine any other terms and conditions of an Award of restricted stock.

In determining whether an Award of restricted stock should be made, and/or the vesting schedule for any such Award, the Committee may impose whatever conditions to vesting as it determines to be appropriate. For example, the Committee may determine to grant an Award of restricted stock only if the Company satisfies performance goals established by the Committee.

Restricted Stock Units

The Committee will determine all of the terms and conditions of an Award of restricted stock units, except that each restricted stock unit will initially have a value equal to one Share on the grant date. Upon vesting of a restricted stock unit, a Nonemployee Director will be entitled to receive from the Company an amount equal to the then fair market value of a Share. Payment of restricted stock units may be in Shares or in cash, or any combination thereof, as the Committee may determine.

Awards Granted to Certain Individuals and Groups

The number of Awards (if any) that a Nonemployee Director may receive under the Plan is in the discretion of the Committee and therefore cannot be determined in advance. Our Nonemployee Directors have an interest in this proposal because they are eligible to receive Awards under the Plan. The following table sets forth (a) the total number of Shares subject to options granted under the Plan to the listed persons and groups since the beginning of the last fiscal year through June 1, 2007, (b) the weighted-average per Share exercise price of such options and (c) the total number of restricted stock units granted under the Plan to the listed persons and groups since the beginning of the last fiscal year through June 1, 2007. No other type of Award was granted under the Plan during this time. The last reported trade price for Shares on June 1, 2007 was $3.02.

Employees and Named Executive Officers are not eligible to receive Awards under the Plan, and no Awards have been granted to them under the Plan.

Name of Individual or Group	Number of Securities Underlying Options Granted	Weighted Average Per Share Exercise Price	Number of Securities Underlying Restricted Stock Granted
All directors who are not executive officers, as a group	249,167 (1)	$ 2.20	62,008 (2)
All employees who are not executive officers, as a group.	—	—	—

(1) Stock options granted to new Nonemployee Directors vest over four years (25% after year one and 1/48 per month over the remaining three years). Stock options granted annually to Nonemployee Directors cliff vest after one year. All stock options granted to Nonemployee Directors after January 2005 have a term of seven years.

(2) Restricted stock and restricted stock units awarded to directors as part of their annual Board/Committee/Lead Director retainers vest 50% upon grant and 50% after one year.

Limited Transferability of Awards

Awards granted under the Plan generally may not be sold, transferred, pledged, assigned or otherwise alienated or hypothecated, other than by will or by the applicable laws of descent and distribution. However, Nonemployee Directors may, in a manner specified by the Committee, transfer stock options (a) pursuant to a court-approved domestic relations order and (b) by bona fide gift (1) to a member of the Nonemployee Director's immediate family, (2) to a trust or other entity for the sole benefit of the member(s) of the Nonemployee Director's and/or his or her immediate family, (3) to a partnership, limited liability company or other entity whose members are the Nonemployee Director and/or his or her immediate family or (4) to a tax-qualified charity.

Federal Tax Aspects

The following paragraphs are a summary of the general federal income tax consequences to U.S. taxpayers and the Company of Awards granted under the Plan. Tax consequences for any particular individual may be different.

Stock Options

No taxable income is reportable when a stock option is granted to a Nonemployee Director. Upon exercise, the Nonemployee Director will recognize ordinary income in an amount equal to the excess of the fair market value (on the exercise date) of the Shares purchased over the exercise price of the option. Any additional gain or loss recognized upon any later disposition of the Shares would be capital gain or loss.

Stock Appreciation Rights

No taxable income is reportable when a stock appreciation right is granted to a Nonemployee Director. Upon exercise, the Nonemployee Director will recognize ordinary income in an amount equal to the amount of cash received and the fair market value of any Shares received. Any additional gain or loss recognized upon any later disposition of the Shares would be capital gain or loss.

Restricted Stock

A Nonemployee Director will not have taxable income upon grant unless he or she elects to be taxed at that time. Instead, he or she will recognize ordinary income at the time of vesting equal to the fair market value (on the vesting date) of the Shares or cash received minus any amount paid for the Shares.

Restricted Stock Units

No taxable income is reportable when restricted stock units are granted to a Nonemployee Director. Upon payment, the Nonemployee Director will recognize ordinary income in an amount equal to the value of the payment received pursuant to the restricted stock units.

Tax Effect for the Company

The Company generally will be entitled to a tax deduction in connection with an Award under the Plan in an amount equal to the ordinary income realized by a Nonemployee Director and at the time the Nonemployee Director recognizes such income (for example, upon the exercise of a stock option).

Amendment and Termination of the Plan

The Board generally may amend or terminate the Plan at any time and for any reason, except that the Board will obtain stockholder approval of material amendments as required by the rules of the New York Stock Exchange.

Summary

We believe strongly that the approval of the Plan is essential to our continued success. Awards such as those provided under the Plan constitute an important incentive for Nonemployee Directors and will help us to attract and retain qualified individuals to serve on the Board.

MANAGEMENT RECOMMENDS A VOTE "FOR" THE APPROVAL AND RATIFICATION OF AN AMENDMENT TO THE COMPANY'S NONEMPLOYEE DIRECTOR EQUITY INCENTIVE PLAN FOR THE PURPOSE OF INCREASING THE NUMBER OF SHARES RESERVED FOR ISSUANCE THEREUNDER BY 2,000,000 SHARES.

PROPOSAL FOUR
APPROVAL AND RATIFICATION OF AN AMENDMENT TO THE COMPANY'S EMPLOYEE STOCK PURCHASE PLAN FOR THE PURPOSE OF INCREASING THE NUMBER OF SHARES RESERVED FOR ISSUANCE THEREUNDER BY 10,000,000 SHARES

We are asking stockholders to approve the amended and restated Employee Stock Purchase Plan (the "ESPP"). The ESPP provides eligible employees of the Company and its participating subsidiaries with the opportunity to purchase shares of common stock of the Company at a discounted price through convenient payroll deductions. The ESPP is intended to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code. The ESPP was last approved by stockholders in 1999.

The Board has determined that, in order to enable the Company to continue to attract and retain the talented employees necessary for the Company's continued growth and success, the number of shares issuable under the ESPP should be increased. Therefore, the Board proposes to increase the number of shares authorized for issuance under the ESPP by 10,000,000 shares to a total of 13,734,637 shares. As of June 1, 2007, approximately 3,734,637 shares were available for issuance under the ESPP. The amended and restated ESPP will also make certain other non-material changes to the ESPP.

The Board has approved the changes to the ESPP, subject to stockholder approval at the meeting. Stockholder approval of the ESPP requires the affirmative vote of a majority of the Company shares that are present in person or by proxy and entitled to vote on the proposal at the meeting. If stockholders approve the amended and restated ESPP, it will replace the current version of the ESPP.

Summary of the Amended and Restated Employee Stock Purchase Plan

This section summarizes the material terms of the amended and restated the ESPP. The summary is qualified in its entirety by reference to the ESPP itself set forth in Appendix B.

Background and Purpose of the Plan

The purpose of the ESPP is to encourage ownership of common stock of the Company by all eligible employees and to provide incentives for them to exert maximum efforts for the success of the Company and its subsidiaries.

Administration of the Plan

The Board or a committee appointed by the Board (referred to herein as the Administrator) administers the ESPP. All questions of interpretation or application of the ESPP are determined by the Administrator and its decisions are final, conclusive and binding upon all participants.

Eligibility

Each of our employees or the employees of our designated subsidiaries who is a common law employee and whose customary employment with us or one of our designated subsidiaries is at least twenty hours per week and more than five months in a calendar year is eligible to participate in the ESPP; except that no employee shall be granted an option under the ESPP (i) to the extent that, immediately after the grant, such employee would own 5% or more of the total combined voting power of all classes of our capital stock or the capital stock of one of the designated subsidiaries, or (ii) to the extent that his or her rights to purchase stock under all of our employee stock purchase plans accrues at a rate which exceeds $25,000 worth of stock (determined at the fair market value of the shares at the time such option is granted) for each calendar year. However, the Administrator has discretion to include or exclude employees who typically are scheduled to work less than or equal to twenty hours per week or five months per calendar year or are officers or other highly compensated employees, provided that the exclusion of employees in such categories is not prohibited under applicable local law. As of June 1, 2007, approximately 2,845 employees were eligible to participate in the ESPP.

Offering Period

The ESPP is implemented by offering periods lasting approximately six months in duration with a new offering period commencing approximately on February 6 and August 6 of each year. To participate in the ESPP, each eligible employee must authorize payroll deductions pursuant to the ESPP. Such payroll deductions may not exceed 10% of a participant's compensation during the offering period.

Once an employee becomes a participant in the ESPP, the employee automatically will participate in each successive offering period until the employee withdraws from the ESPP or the employee's employment with us or the designated subsidiaries terminates. At the beginning of each offering period, each participant automatically is granted an option to purchase shares of our common stock. The option expires at the end of the offering period or upon termination of employment, whichever is earlier, but any outstanding option automatically is exercised at the end of each offering period to the extent of the payroll deductions accumulated during such offering period.

Purchase Price

Shares of our common stock may be purchased under the ESPP at a purchase price not less than 85% of the lesser of the fair market value of the common stock on (i) the first day of the relevant offering period, or (ii) the last day of the offering relevant period. The fair market value of our common stock on any relevant date generally will be the closing price per share as reported on the New York Stock Exchange, quoted on that exchange.

Payment of Purchase Price and Payroll Deductions

The purchase price of the shares is accumulated by payroll deductions throughout each offering period. The number of shares of our common stock that a participant may purchase in each offering period during an offering period will be determined by dividing the total amount of payroll deductions withheld from the participant's compensation during that offering period by the purchase price; provided, however, that a participant may not purchase in one calendar year more than the number of shares determined by dividing $25,000 by the fair market value of a share of our common stock (determined at the time an option is granted). During the offering period, a participant may discontinue his or her participation in the ESPP, and may decrease or increase the rate of payroll deductions in an offering period within limits set by the Administrator.

All payroll deductions made for a participant are credited to the participant's account under the ESPP and are included with our general funds. Funds received by us pursuant to exercises under the ESPP are also used for general corporate purposes. A participant may not make any additional payments into his or her account other than through payroll deductions.

Withdrawal

Generally, a participant may withdraw from an offering period at any time by giving us a notice of withdrawal in the form prescribed by the Administrator. In such event, the payroll deductions credited to the participant's account will be returned without interest to the participant. A participant's withdrawal from an offering period will not affect his or her eligibility to participate in future offering periods. However, once a participant withdraws from a particular offering period, that participant may not participate again in the same offering period. To participate in a subsequent offering period, the participant must deliver to us a new subscription agreement.

Termination of Employment

Upon termination of a participant's employment for any reason, including disability or death, he or she will be deemed to have elected to withdraw from the ESPP and the payroll deductions credited to the participant's account will be returned without interest to him or her or, in the case of death, to the person or persons entitled thereto as provided in the ESPP, and such participant's option will automatically be terminated.

Adjustments, Dissolutions, Mergers and Asset Sales

Adjustments. If our stockholders approve the amended and restated ESPP, a maximum of 13,734,637 shares will be available for issuance pursuant to the ESPP. The number of shares reserved under the ESPP, as well as the number and price per share of common stock covered by each option under the ESPP which has not yet been exercised shall be adjusted by the Administrator for a stock split or the payment of a dividend or other distribution (whether in the form of cash, shares of our common stock, other securities, or other property) on our common stock or any other change in the corporate structure of the Company that affects the shares of our common stock. In addition, the Administrator shall also make such adjustments in the event that the Company effects one or more reorganizations, recapitalizations, rights offerings or other increases or reductions of shares of its outstanding common stock, and in the event of the Company being consolidated with or merged into any other corporation.

Dissolution or Liquidation. In the event of our proposed dissolution or liquidation, the Administrator shall shorten any offering periods then in progress by setting a new exercise date and any offering periods shall end on the new exercise date. The new exercise date shall be prior to the dissolution or liquidation. If the Administrator shortens any offering periods and offering periods then in progress, the Administrator shall notify each participant in writing at least ten (10) days prior to the new exercise date, that the exercise date has been changed to the new exercise date and that the option will be exercised automatically on the new exercise date, unless the participant withdraws from the offering period.

Merger or Asset Sale. In the event of a merger with or into another corporation or the sale of substantially all the assets of the Company, each option under the ESPP shall be assumed or an equivalent option shall be substituted by such successor corporation or a parent or subsidiary of such successor corporation. In the event the successor corporation refuses to assume or substitute for the options, the Administrator shall shorten any offering periods then in progress by setting a new exercise date and any offering periods shall end on the new exercise date. The new exercise date shall be prior to the merger or asset sale. If the Administrator shortens any offering periods and offering periods then in progress, the Administrator shall notify each participant in writing at least ten (10) days prior to the new exercise date, that the exercise date has been changed to the new exercise date and that the option shall be exercised automatically on the new exercise date, unless the participant has already withdrawn from the offering period.

Amendment and Termination of the Plan

Our Administrator may at any time terminate or amend the ESPP including the term of any offering period then outstanding. Generally, no such termination can adversely affect options previously granted. Stockholder approval for amendments will be obtained to the extent necessary to comply with applicable law or regulations. The ESPP will continue in effect until terminated by the Administrator in accordance with the ESPP.

Number of Shares Purchased by Certain Individuals and Groups

The actual number of shares that may be purchased by any individual under the ESPP is not determinable in advance since the number is determined, in part, on the contributed amount and the purchase price. The following table sets forth (1) the aggregate number of shares of our common stock which were purchased under the ESPP by the listed persons and groups during Fiscal 2007 and (2) the average per share purchase price paid for such shares.

Name and Position	Number of Shares Purchased	Average Per Share Purchase Price
Richard E. Belluzzo, Chief Executive Officer and Chairman of the Board	0	—
William C. Britts, Executive Vice President of Sales, Marketing and Service	0	—
Anthony E. Carrozza, Former Senior Vice President, Worldwide Sales	963	$ 1.7085
Jon W. Gacek, Executive Vice President and Chief Financial Officer	0	—
Edward J. Hayes, Jr., Former Executive Vice President, Chief Financial Officer	0	—
Howard L. Matthews III, President and Chief Operating Officer	0	—
Jim L. Wold, Senior Vice President, Removable Storage and Automation	10,263	$ 1.6807
All executive officers, as a group	16,724	$ 1.6829
All directors who are not executive officers, as a group (1)	0	—
All employees who are not executive officers, as a group	2,433,937	$ 1.6873

(1) Nonemployee Directors are not eligible to participate in the ESPP.

Our executive officers have a financial interest in this proposal because it would increase the number of shares available for issuance under the ESPP to executives and other employees.

Federal Tax Aspects

The following is a summary of the general U.S. federal income tax consequences to U.S. taxpayers and the Company of the purchase of shares under the ESPP. Tax consequences for any particular individual may be different.

An employee will not have taxable income when the shares are purchased for him or her, but the employee generally will have taxable income when the employee sells or otherwise disposes of stock purchased through the ESPP.

The ESPP, and the right of participants to make purchases thereunder, is intended to qualify under the provisions of Section 423 of the Internal Revenue Code, as amended. Under these provisions, no income generally will be taxable to a participant until the shares purchased under the ESPP are sold or otherwise disposed of. Upon sale or other disposition of the shares, the participant will generally be subject to tax in an amount that depends upon how long the shares have been held by the participant. If the shares are sold or otherwise disposed of more than two years after the first day of the applicable enrollment period in which such shares were acquired and more than one year after the applicable date of purchase, the participant will recognize ordinary income equal to the lesser of (1) the excess of the fair market value of the shares at the time of such sale or disposition over the purchase price or (2) an amount equal to 15% of the fair market value of the shares as of the first day of the applicable offering period in which such shares were acquired. Any additional gain will be treated as long-term capital gain. If the shares are sold or otherwise disposed of before the expiration of the aforementioned periods (a "disqualifying disposition"), the participant will recognize ordinary income equal to the excess of (1) the fair market value of the shares on the date the shares are purchased over (2) the purchase price. Any additional gain or loss on such sale or disposition will be a capital gain or loss, which will be long-term if the shares are held for more than one year. The Company generally is not entitled to a deduction for amounts taxed as ordinary income or capital gain to a participant except to the extent of ordinary income recognized by participants upon a disqualifying disposition.

MANAGEMENT RECOMMENDS A VOTE "FOR" THE APPROVAL AND RATIFICATION OF AN AMENDMENT TO THE COMPANY'S EMPLOYEE STOCK PURCHASE PLAN FOR THE PURPOSE OF INCREASING THE NUMBER OF SHARES RESERVED FOR ISSUANCE THEREUNDER BY 10,000,000 SHARES.

PROPOSAL FIVE
APPROVAL AND RATIFICATION OF THE ADOPTION OF THE RESTATED EXECUTIVE OFFICER INCENTIVE PLAN

We are asking stockholders to approve the amended and restated Executive Officer Incentive Plan (the "Bonus Plan") so that we may continue to use the Bonus Plan to achieve our goal of increasing stockholder value and also receive a federal income tax deduction for certain compensation paid under the Bonus Plan.

The Bonus Plan was amended and restated to:

- Add additional performance goals and to clarify existing performance goals that may be used for participants to earn awards based on achievement of the specified goals. The new and clarified goals include: (a) earnings (or loss) per share, (b) net income (or loss) before or after taxes and before or after allocation or corporate overhead and bonus , (c) cash flow, operating cash flow, or cash flow or operating cash flow per share (before of after dividends), (d) operating income, (or loss) before or after taxes, (e) return on assets or net assets, (f) return on sales or net sales, (g) revenue, revenue growth or product revenue growth, (h) individual objectives that are measurable and consistent with Section 162(m) of the Code, (i) attainment of strategic and operational initiatives, (j) appreciation in and/or maintenance of the price of the Shares or any other publicly-traded securities of the Company, (k) market share, (l) gross profits, (m) earnings (or losses), including earnings or losses before taxes, earnings or losses before interest and taxes, earnings or losses before interest, taxes and depreciation or earnings or losses before interest, taxes depreciation and amortization, (n) economic value-added models (or equivalent metrics), (o) comparisons with various stock market indices, (p) reduction in costs, (q) return on capital, including return on total capital or return on invested capital, (r) cash flow return on investment, (s) improvement in or attainment of expense levels or working capital levels, (t) operating margin or gross margin, (u) year-end cash, (v) cash margin, (w) debt reduction, (x) shareholders' equity, (y) research progress, including the development or programs, (z) recruiting and maintaining personnel, (aa) return on equity, and (bb) total Shareholder return; and
- Change the method of calculating the maximum award payable under the terms of the Bonus Plan to accommodate multi-year performance periods. As amended, the Bonus Plan would permit a participant to receive awards under the Bonus Plan of no more than $15 million or 6 million shares of our common stock during any three fiscal year period. Previously, the Bonus Plan provided for a maximum award of $4.1 million in any single fiscal year.

The Compensation Committee of our Board of Directors has approved the amended and restated Bonus Plan, subject to approval of our stockholders at the meeting. If stockholders do not approve the amended and restated Bonus Plan, we will not pay any further compensation under the Bonus Plan. However, the Company may consider adopting other incentive compensation arrangements that might not be fully tax deductible.

The following paragraphs provide a summary of the principal features of the Bonus Plan and its operation. The Bonus Plan is set forth in its entirety as Appendix C to this Proxy Statement. The following summary is qualified in its entirety by reference to Appendix C.

Purpose

The purpose of the Bonus Plan is to increase shareholder value and the success of the Company by motivating key executives to perform to the best of their abilities and to achieve the Company's objectives. The Bonus Plan accomplishes this by paying awards only after the achievement of the specified goals.

Eligibility to Participate

The Compensation Committee of the Board of Directors selects the employees of the Company (and its affiliates) who will be eligible to receive awards under the Bonus Plan. The actual number of employees who will be eligible to receive an award during any particular year cannot be determined in advance because the Compensation Committee has discretion to select the participants. We currently expect that approximately 6 executives will participate in the Bonus Plan at any given time.

Target Awards and Performance Goals

Each performance period, the Compensation Committee assigns each participant a target award and performance goal or goals that must be achieved before an award actually will be paid to the participant. The participant's target award may be expressed as a percentage of his or her base salary earned during the applicable performance period, a fixed dollar amount or a fixed number of shares of our common stock. The performance goals require the achievement of objectives for one or more of (a) earnings (or loss) per share, (b) net income (or loss) before or after taxes and before or after allocation or corporate overhead and bonus , (c) cash flow, operating cash flow, or cash flow or operating cash flow per share (before of after dividends), (d) operating income, (or loss) before or after taxes, (e) return on assets or net assets, (f) return on equity, (g) return on sales or net sales, (h) revenue, revenue growth or product revenue growth (i) total shareholder return, (j) individual objectives that are measurable and consistent with Section 162(m) of the Code, (k) attainment of strategic and operational initiatives, (l) appreciation in and/or maintenance of the price of the Shares or any other publicly-traded securities of the Company, (m) market share, (n) gross profits, (o) earnings (or losses), including earnings or losses before taxes, earnings or losses before interest and taxes, earnings or losses before interest, taxes and depreciation or earnings or losses before interest, taxes depreciation and amortization, (p) economic value-added models (or equivalent metrics), (q) comparisons with various stock market indices, (r) reduction in costs, (s) return on capital, including return on total capital or return on invested capital, (t) cash flow return on investment, (u) improvement in or attainment of expense levels or working capital levels, (v) operating margin or gross margin, (w) year-end cash, (x) cash margin, (y) debt reduction, (z) shareholders' equity, (aa) research progress, including the development or programs, and (bb) recruiting and maintaining personnel. Performance Goals may differ from participant to participant, from performance period to performance period and from award to award.

The Compensation Committee may choose to set target goals: (1) in absolute terms, (2) in relative terms (including, but not limited to, the passage of time and/or against other companies or financial metrics), (3) on a per share and/or per capita basis, (4) against the performance of the Company as a whole or against particular segments or products of the Company and/or (5) on a pre-tax or after-tax basis. The Compensation Committee also will determine whether any element(s) (for example, the effect of mergers or acquisitions) will be included in or excluded from the calculations (whether or not such determinations result in any performance goal being measured on a basis other than generally accepted accounting principles). Each performance period will last one fiscal year or such other period of time that the Compensation Committee may determine. More than one performance period may exist at any one time.

Actual Awards

After the performance period ends, the Compensation Committee certifies in writing the extent to which the pre-established performance goals actually were achieved or exceeded. The actual award that is payable to a participant is determined using a formula that increases or decreases the participant's target award based on the level of actual performance attained. However, the Bonus Plan limits actual awards to a maximum of $15 million per person or 6 million shares of our common stock during any period of three consecutive fiscal years, even if the pre-established formula otherwise indicates a larger award. The maximum award under the Bonus Plan previously was $4.1 million in any single fiscal year. We changed the Bonus Plan to calculate the maximum over a longer period in case we decide to create multi-year performance periods in the future. However, we currently do not have any plans to use multi-year performance periods under the Bonus Plan.

The Compensation Committee has discretion to reduce or eliminate the actual award of any participant. The Compensation Committee also has discretion to determine whether to pay out part or all of an award if the participant terminates employment before the end of a performance period.

Actual awards whether paid in cash or shares generally are paid no later than two and one-half months after the performance period or progress period (if any) ends.

Administration

The Compensation Committee administers the Bonus Plan. Members of the Compensation Committee must qualify as outside directors under Section 162(m) of the Internal Revenue Code ("Section 162(m)"). Subject to the terms of the Bonus Plan, the Compensation Committee has sole discretion to:

- Select the employees who will be eligible to receive awards;
- Determine the target award for each participant;
- Determine the performance goals that must be achieved before any actual awards are paid;

- Establish a payout formula to provide for an actual award greater or less than a participant's target award to reflect actual performance versus the predetermined performance goals; and

- Interpret the provisions of the Bonus Plan.

Performance Based Compensation

The Bonus Plan is designed to qualify as "performance based" compensation under Section 162(m) of the Internal Revenue Code. Under Section 162(m), the Company may not receive a federal income tax deduction for compensation paid to the Company's Chief Executive Officer or any of the four other most highly compensated executive officers to the extent that any of these persons receives more than $1 million in any one year. However, if the Company pays compensation that is "performance based" under Section 162(m), the Company still can receive a federal income tax deduction for the compensation even if it is more than $1 million during a single year. The Bonus Plan allows the Company to pay incentive compensation that is performance based and therefore fully tax deductible on the Company's federal income tax return.

Amendment and Termination of the Bonus Plan

The Board may amend or terminate the plan at any time and for any reason. However, no amendment or termination of the Bonus Plan may impair the rights of a participant with respect to already established target awards, unless the participant consents.

Bonuses Paid to Certain Individuals and Groups

Awards under the Bonus Plan are determined based on actual future performance. As a result, future actual awards cannot now be determined. The following table sets forth the target awards for the fiscal year 2008 performance period for the persons and groups shown below under the existing version of the Bonus Plan (that is, before it was amended and restated as described above). The amounts shown are based on each participant's current base salary, current bonus target (expressed as a percentage of base salary), and assumes exactly 100% achievement of the performance goals. There is no guarantee that the amounts shown actually will be paid nor that any amounts will be paid for Fiscal 2008. Actual awards (if any) under the Bonus Plan for Fiscal 2008 will be calculated based on each participant's actual earned base salary and may be higher or lower than the target award set forth below based on the level of actual performance attained. In addition, the Compensation Committee has discretion to decrease (but not increase) the award otherwise indicated under the pre-established formula. For the fiscal year 2008 performance period, the Compensation Committee selected performance goals for the CEO that relate to the achievement of targets for improving the Company's capital structure (by reducing the Company's quarterly interest cost), growing the Company's branded business, making certain organizational and investment changes to align with the Company's strategy and maintaining revenue in certain of the Company's revenue segments. For the Company's other executive officers, the Compensation Committee selected performance goals that relate to the achievement of targets for operating income. Because our executive officers are eligible to receive awards under the Bonus Plan, our executive officers have an interest in this proposal.

Name of Individual or Group	Target Award	
Richard E. Belluzzo, Chief Executive Officer and Chairman of the Board	$	700,000 (1)
William C. Britts, Executive Vice President of Sales, Marketing and Service	$	245,003
Jon W. Gacek, Executive Vice President and Chief Financial Officer	$	245,003
Jim L. Wold, Senior Vice President, Removable Storage and Automation	$	139,725
All executive officers, as a group (2)	$	1,728,566
All directors who are not executive officers, as a group (3)	$	0
All employees who are not executive officers, as a group	$	18,922,487

(1) Mr. Belluzzo's target award is equal to 100% of his base salary and would be paid 80% in cash and 20% in restricted stock units if achieved.

(2) Howard L. Matthews, Edward J. Hayes, Jr. and Anthony E. Carrozza are no longer employed by the Company and therefore will not participate in the Fiscal 2008 Bonus Plan.

(3) This group is not eligible to participate in the Bonus Plan.

MANAGEMENT RECOMMENDS A VOTE "FOR" THE APPROVAL AND RATIFICATION OF THE ADOPTION OF THE EXECUTIVE OFFICER INCENTIVE PLAN.

COMPENSATION DISCUSSION & ANALYSIS

This Compensation Discussion and Analysis describes the overall philosophy and material elements of compensation provided to the Company's named executive officers for Fiscal 2007.

Compensation Objectives and Philosophy

The Leadership and Compensation Committee (the "Committee") believes that Quantum's executive compensation program should facilitate achievement of the Company's short- and long-term goals. To this end, the Committee aims to attract and retain the best executive talent to accomplish these objectives. The Committee believes that the value of the compensation program should be heavily connected to overall corporate and individual performance.

Consequently, the Company's executive compensation program is designed to offer target cash and equity compensation opportunities at market-competitive levels and to reward superior performance with above-market compensation. Company performance, as measured by corporate financial targets and share price, will determine annual compensation levels. Actual annual executive compensation will fall below market competitive levels if the Company does not achieve its performance objectives, as has been the case in recent years. The Committee believes that this program aligns the interests of executives with those of stockholders in promoting the creation of long-term stockholder value.

Process for Determining Executive Compensation

Role of the Leadership and Compensation Committee – The Leadership and Compensation Committee oversees and approves all compensation and benefit arrangements for the Named Executive Officers ("NEOs"). A substantial portion of the Committee's work relates to the determination of total compensation levels for the Company's executive officers and the evaluation of Company and executive performance. The Committee considers a variety of factors when determining total compensation amounts. These factors include recommendations by the CEO and other members of management, recommendations by the Committee's independent compensation consultant and competitive studies and analyses prepared by the independent consultant and management.

Role of Independent Consultants – During Fiscal 2007, the Committee retained Frederic W. Cook & Co., Inc, an independent executive compensation consulting firm (the "independent consultant"), to provide advice on matters relating to executive compensation. In previous years, the independent consultant also provided the Committee with detailed annual studies regarding competitive pay practices for key employees, although no such study was performed by the consultant in Fiscal 2007. The Committee has requested a formal study for review during Fiscal 2008. The independent consultant does not provide any other services to the Company unless directly related to the Committee's own responsibilities and approved by the Leadership and Compensation Committee Chairperson.

Role of Management – As discussed above, management provides recommendations to the Committee on issues such as target compensation levels, compensation program design, annual corporate financial performance targets and evaluations of executive and Company performance. In Fiscal 2007, the Committee also relied on competitive data prepared by management when determining annual compensation levels. While the Committee carefully considers all recommendations made by members of management, ultimate authority for all compensation decisions regarding the Company's NEOs rests with the Committee. Certain members of management, including the CEO, CFO and VP of Human Resources attend Committee meetings. However, the members of management are not present when the Committee discusses and determines their compensation.

Competitive Benchmarking – The Committee considers various sources of competitive data when determining executive compensation levels including compensation data from a public company peer group and various Radford surveys of technology companies.

For Fiscal 2007, the public company peer group consisted of the following companies: Adaptec, Advanced Digital Information Corporation, Atmel, Brocade Communications, Cypress Semiconductor, Emulex, Filenet, Imation, Integrated Device Technology, Iomega, McData, Microchip Technology, Network Appliance, Overland Storage, Qlogic, Sandisk, Silicon Storage Technology and Western Digital. The Committee has used substantially the same peer group for competitive benchmarking for a number of years, with only minor modifications due to acquisitions or mergers. Although many of the peers are larger in terms of market capitalization than Quantum, the Committee believes that these companies supply meaningful points of comparison because of similarities in revenues, number of employees or industry.

During Fiscal 2007, the Committee approved the use of a second competitive public company peer group for compensation comparisons. This second group was approved in recognition of the fact that many companies in the primary group significantly exceeded Quantum's size in terms of market capitalization. The selection of companies in the secondary peer group was prepared and recommended by the independent consultant based on objective criteria such as market capitalization, revenue, net income, number of employees and industry. The secondary peer group consists of the following companies: Brightpoint, Agilysys, Plexus, Black Box, Komag, Plantronics, Hutchinson Tech, Powerwave, Checkpoint Systems, CTS, Tekelec, Viasat, Inter-Tel, MTS Systems, Rackable Systems, STEC, Radisys, Safenet and Adaptec.

Elements of Compensation

Set forth below is a discussion of each element of compensation, how each amount is determined and how each element fits into the overall compensation philosophy.

Base Salary

The Leadership and Compensation Committee believes that it is necessary to provide base salaries to enable Quantum to secure the services of key executive talent. Base salaries are typically reviewed as part of the annual compensation review process and are adjusted in accordance with individual performance, promotions and competitive practice. In Fiscal 2007, the Committee positioned base salaries at approximately the competitive median. In June 2007, the Committee increased the base salary of Mr. Belluzzo for Fiscal 2008 from $675,000 to $700,000 in recognition of the results generated by Mr. Belluzzo in Fiscal 2007, and to better position Mr. Belluzzo's base salary competitively with CEOs of other high technology companies.

Annual Cash Bonus

Overview

For Fiscal 2007, all of the NEOs (with the exception of Mr. Belluzzo, the CEO and Mr. Carrozza, the Senior Vice President, Worldwide Sales) were eligible to receive annual cash bonuses under the Quantum Incentive Plan ("QIP"). This plan is intended to provide competitive cash compensation opportunities to participants while supporting the Company's philosophy of pay-for-performance. The QIP supports this philosophy by tying annual cash compensation levels to both Company and individual performance.

The CEO did not participate with the other NEOs in the QIP for Fiscal 2007. Instead, Mr. Belluzzo participated in the Executive Officer Incentive Plan. A bonus is paid under the Executive Officer Incentive Plan only if the performance goals approved by the Committee at the beginning of the fiscal year are achieved. For Fiscal 2008, all of the Company's NEOs will participate in the Executive Officer Incentive Plan.

Target Awards

With the exception of the CEO, each NEO has a target annual bonus award that is defined as a percentage of his or her base salary. Target awards are typically reviewed as part of the annual compensation review process and are adjusted in accordance with competitive practice. For Fiscal 2007, target awards for the NEOs were as follows: Mr. Belluzzo, 100% of base salary, Mr. Matthews, 70% of base salary, Mr. Hayes, 50% of base salary, and Mr. Wold, 50% of base salary. Targets for the two executives who joined the Company in connection with the Advanced Digital Information Corporation ("ADIC") acquisition, Mssrs. Britts and Gacek, are 70% of base salary but were pro-rated based on the length of their service during the fiscal year. Mr. Carrozza, the Sr. VP, Worldwide Sales participates in a commission plan with a commission target equal to 20% of his base salary.

Actual payouts under both the Executive Officer Incentive Plan and the QIP may be above target in the event of superior Company or individual performance. The Executive Officer Incentive Plan provides for a cap on the maximum award that may be paid while the QIP does not limit the size of actual awards.

Determination of Actual Awards and Performance Metrics – Actual awards under the QIP to all VP level employees, including the NEOs (with the exception of the CEO and Senior Vice President, Worldwide Sales), are determined based on a combination of Company achievement of pre-defined financial goals and the CEO's assessment of individual performance.

A Company-wide bonus pool is funded annually based on achievement of quarterly financial performance objectives. At the end of the year, the CEO allocates the funded bonus pool to all participants in the QIP based on his assessment of individual and Company performance over the fiscal year. The Committee also approves all bonus payments made to each of the vice presidents, including all of the NEOs.

For Fiscal 2007, funding of the bonus pool was based upon achievement of quarterly Non-GAAP operating income targets.

In Fiscal 2007, the Company achieved the quarterly operating income goal in Q3, but failed to achieve goals for all other quarters. In addition, the Company did not achieve an annual Non-GAAP operating income target set by the Committee. Based on these factors, the CEO and the Committee determined that no bonuses would be paid to any vice president, including the NEOs, under the QIP for Fiscal 2007.

Actual awards under the Executive Officer Incentive Plan for the CEO are determined by the Committee based on the CEO's achievement of pre-defined performance goals. For Fiscal 2007, these performance goals consisted of successful integration of ADIC following the merger, revenue growth targets and the establishment of the organization, structure and management team necessary for the Company to be successful on a going-forward basis. These performance goals were weighted 40%, 40% and 20%, respectively.

Notwithstanding the CEO's satisfactory performance versus these goals, the Committee determined that no bonus would be paid to the CEO for Fiscal 2007 based on the Company's overall financial performance for the fiscal year.

For Fiscal 2008, the Committee has determined to continue to use Non-GAAP operating income as the performance goal for the QIP and for the NEOs (excluding the CEO) under the Executive Officer Incentive Plan. For the CEO under the Executive Officer Incentive Plan, the Committee has established four performance goals as follows: (1) Improve the Company's capital structure (by reducing quarterly interest cost); (2) Grow the Company's branded business; (3) Make organizational and investment changes to align with the Company's strategy; and (4) Maintain revenue in certain of the Company's revenue segments. Each of goals (1), (3) and (4) are weighted 20% while goal (2) is weighted 40%.

Equity Compensation

Overview

All NEOs are eligible to receive long-term incentive compensation under the Company's 1993 Long-Term Incentive Plan ("LTIP"). Equity awards are granted to executives under the LTIP to i) provide at-risk equity compensation consistent with the Committee's pay-for-performance philosophy and ii) align executives' and shareholders' interests by providing executives with significant equity stakes in the Company.

Historically, the Company has granted equity compensation primarily in the form of stock options. The Committee believes that stock options remain an appropriate vehicle for providing executives with the incentive to increase the Company's share price, and are consistent with the Committee's pay-for-performance philosophy. In Fiscal 2007, the Committee undertook an initiative to reduce the dilution and recognized expense resulting from grants of equity awards. Consequently, the Committee determined that a portion of awards made to the NEOs would be in the form of restricted stock units ("RSUs").

The Company granted both time-vesting and Company stock performance-vesting RSUs to the NEOs during Fiscal 2007. Time-vesting RSUs are intended to both retain executives and provide direct alignment between executive and shareholder interests. Company stock performance-vesting RSUs provide incentives for executives to increase the Company's share price. Compared to stock options, RSUs limit the increase in dilution from outstanding equity awards because fewer shares are granted while delivering the same economic value.

The time-vesting RSUs vest in equal annual installments over two years. The Company stock performance-vesting RSUs will be earned only if the Company achieves certain share price hurdles over both the following one and two fiscal years. Any earned Company stock performance-vesting RSUs are subject to an additional two years of time-based vesting following the performance period.

In determining the size of equity awards, the Committee considered the size and value of grants awarded to executive officers at peer companies, the size and value of grants awarded to executive officers at other high technology companies as reported in various surveys, Company and individual performance, current outstanding equity awards and projected impact on stockholder dilution. The Committee did not consider the values shown in the Summary Compensation Table for Option and Stock Awards in determining the size of new awards. These values represent expense for past and current year awards accrued during the covered year under FAS 123R. The Committee does not believe this value to be an accurate or meaningful measure of compensation received by the NEOs during the year.

The two executives who became officers of Quantum in connection with the acquisition of ADIC received significant awards in recognition of their commencement of service with Quantum.

The Committee continually monitors the appropriate form and design of equity awards. In the future, it may select different awards types to further align pay and performance.

Timing & Pricing of Equity Awards

The Company has never had, and does not intend to establish, a policy to intentionally backdate or coordinate stock option grants with the public release of material information. In Fiscal 2007, the Company initiated an internal audit in response to the general allegations that option backdating had been widespread among technology companies. This audit covered all grants made to vice presidents since 2001 as well as annual broad-based grants made during that time period. Two instances of option backdating were found. In both cases, there were legitimate reasons for backdating the grants.

The Company does not have an established schedule for the granting of equity awards. Instead, the Company makes awards from time to time as necessary. However, in Fiscal 2007 the Committee instituted a policy that all stock option grants would be approved either at a regularly scheduled Committee meeting or by unanimous written consent on the last business day of each month, or as close as reasonably possible to the last business day of the month.

As required by the 1993 Long-Term Incentive Plan, the exercise price for all stock option awards granted is set as the closing share price on the date of grant.

Benefits and Perquisites

Employee Stock Purchase Plan – The Company offers all employees, including the NEOs, the ability to acquire Company stock through a tax-qualified employee stock purchase plan. This plan allows employees to purchase Company stock at a 15% discount relative to the market price. The Committee believes that tax-qualified employee stock purchase plans are a cost efficient method of encouraging employee stock ownership.

Health and Welfare Benefits – The Company offers health, welfare and other benefit programs to substantially all employees. The Company shares the cost of health and welfare benefits with its employees, the cost of which is dependent on the level of coverage an employee elects. The health and welfare benefits offered to each of the NEOs are identical to those offered to other full time employees.

Perquisites – The Company offers company-paid financial counseling and tax preparation services to all vice presidents, including each of the NEOs. Covered executives are entitled to receive up to $6,000 in their initial year of participation, and an additional $3,500 per year thereafter. The Committee considers this expense to be minimal and appropriate given the level of the participants' responsibilities. The Company does not provide any other perquisites to the NEOs that are not available to all other full time employees.

Retirement Benefits – All US-based employees, including the NEOs, are eligible to participate in the Company's tax-qualified 401(k) Savings Plan. Participants may defer cash compensation up to statutory IRS limits and receive a matching Company contribution. Participants direct their own investments in the Company's tax-qualified 401(k) Savings Plan, which does not include Company stock.

The Company also has a non-tax qualified deferred compensation plan which allows select employees, including all of the NEOs, to contribute a portion of their base salary and annual bonuses to an irrevocable trust for the purpose of deferring federal and state income taxes. Participants direct the deemed investment of their deferred accounts among a select group of investment funds, which does not include Company stock. The deemed investment accounts mirror the investment options available under the Company's 401(k) plan. Participants' deferred accounts are credited with interest based their deemed investment selections. Participants may change their investment elections on a daily basis, the same as they may under the Company's 401(k) plan. The Company does not make contributions to the deferred accounts under the non-tax qualified deferred compensation plan. The Company offers the non-tax qualified deferred compensation plan as a competitive practice to enable it to attract and retain top talent.

Change in Control Severance Policy, Employment Agreements and Severance Agreements

The Company has entered into change of control agreements with all NEOs whereby in the event that there is a "change of control" of the Company (which is defined in the Agreements to include, among other things, a merger or sale of all or substantially all of the assets of the Company or a reconstitution of the Company's Board) and, within 18 months of the change of control, there is an "Involuntary Termination" of such executives' employment, then the executives are entitled to specified severance compensation and benefits. The Agreements define "Involuntary Termination" to include, among other things, any termination of the employee by the Company without "cause" or a significant reduction of the employee's duties without such employee's express written consent.

For the CEO, the principal severance benefits are as follows: (1) a lump sum payment equal to 300% of the CEO's then established base compensation; (2) a lump sum payment equal to 300% of the average of the CEO's actual annual bonuses received over the previous two (2) years; (3) payment of COBRA premiums for twelve (12) months; (4) vesting of any unvested equity-based compensation award then held by the CEO; and (5) if applicable, a gross-up payment in the amount of any excise tax incurred by the CEO as a result of the benefits received under the Agreement. For the other Named Executive Officers the principal benefits are: (1) a lump sum equal to 200% of the officer's then established base compensation; (2) a lump sum payment equal to 200% of the average of the officer's actual annual bonuses received over the previous two (2) years; (3) payment of COBRA premiums for twelve (12) months; (4) vesting of any unvested equity-based compensation award then held by the officer; and (5) if applicable, a gross-up payment in the amount of any excise tax incurred by the officer as a result of the benefits received under the Agreement.

The purpose of the Agreements is to ensure that the Company will have the continued dedication of its officers by providing such individuals with compensation arrangements that are competitive with those of other corporations, to provide sufficient incentive to the individuals to remain with the Company, to enhance their financial security, as well as protect them against unwarranted termination in the event of a change of control. The Board believes that this policy serves the best interests of stockholders because it eliminates management's self-interest considerations during a potential change of control at a cost that is both appropriate and reasonable.

The Company has also entered into employment agreements with Mssrs. Belluzzo, Hayes, Matthews, Britts, Gacek and Wold. However, as described below, Mssrs. Hayes and Matthews have terminated employment and entered into severance agreements, which supersede their respective employment agreements. The employment agreements with Mssrs. Belluzzo, Britts, Gacek and Wold provide for minimum base salaries, target annual incentive bonuses, and stock option and restricted stock grants. The employment agreements with Mssrs. Belluzzo, Britts and Gacek also provide for the payment of severance benefits in the event of a qualifying termination of employment that is not associated with a change of control. If Mr. Belluzzo is constructively terminated or involuntarily terminated by the Company other than for "cause", he will receive a payment in the amount of 18 months base salary subject to his execution of a separation agreement and general release. If Mssrs. Britts and Gacek are "Involuntarily Terminated" (as defined in their respective change of control agreements) in a context other a change in control, they will each be entitled to receive a payment equal to 52 weeks of base salary subject to the execution of a separation agreement and general release.

During Fiscal 2007, the employment of Mssrs. Hayes and Carrozza terminated with the Company in connection with the acquisition of Advanced Digital Information Corporation. The employment of Mr. Hayes terminated effective September 20, 2006 and the employment of Mr. Carrozza terminated effective January 1, 2007. In addition, the employment of Mr. Matthews terminated with the Company effective April 30, 2007.

The Company entered into a severance agreement with Mr. Hayes in accordance with the terms of his employment agreement. Pursuant to this severance agreement, Mr. Hayes received a cash severance payment of $350,004 (which is an amount equal to one times his annual base salary), health care continuation for twelve months (or the cash equivalent thereof, grossed-up for taxes), continuation of group term life insurance coverage for 60 days at Mr. Hayes' expense, accelerated vesting of one–half of his unvested stock options (203,646 stock options) and six months of outplacement services. In addition, the Company agreed to accelerate the vesting of all of Mr. Hayes' unvested restricted shares (6,375 restricted shares) and to extend the 90-day post-termination exercise period for all of Mr. Hayes' vested stock options to March 3, 2007. Mr. Hayes' severance agreement also includes confidentiality, nondisclosure, and non-disparagement provisions and a 1-year non-solicitation provision.

The Company entered into a severance agreement with Mr. Carrozza. Pursuant to this severance agreement, Mr. Carrozza received a cash severance payment of $340,745 (which is an amount equal to one times his annual base salary and target commission rate plus one additional week of pay for each year of service with the Company), health care continuation for six months (or the cash equivalent thereof, grossed-up for taxes), continuation of group term life insurance coverage for 60 days at Mr. Carrozza's expense, accelerated vesting of his unvested restricted shares (19,437 restricted shares) and six months of outplacement services. In addition, the Company agreed to extend the 90-day post-termination exercise period for all of Mr. Carrozza's vested stock options to August 1, 2007. Mr. Carrozza's severance agreement also includes confidentiality, nondisclosure, and non-disparagement provisions and a 1-year non-solicitation provision.

The Company entered into a severance agreement with Mr. Matthews in accordance with the terms of his employment agreement. Pursuant to this severance agreement, Mr. Matthews received a cash severance payment of $350,004 (which is an amount equal to one times his annual base salary), health care continuation for twelve months (or the cash equivalent thereof, grossed-up for taxes), continuation of group term life insurance coverage for 60 days at Mr. Matthews' expense, accelerated vesting of one–half of his unvested stock options (456,250 stock options) and six months of outplacement services. In addition, the Company agreed to accelerate the vesting of all of Mr. Matthews' unvested restricted shares and restricted stock units (102,500 shares) and to extend the 90-day post-termination exercise period for all of Mr. Matthews' vested stock options to December 31, 2007. Mr. Matthews' severance agreement also includes confidentiality, nondisclosure, and non-disparagement provisions and a 1-year non-solicitation provision.

Estimated Payments Upon Termination or Change in Control

The following table provides information concerning the estimated payments and benefits that would be provided in the circumstances described above for Mssrs. Belluzzo, Gacek, Britts, and Wold. Payments and benefits are estimated assuming that the triggering event took place on the last business day of Fiscal 2007 (March 30, 2007), outstanding equity awards were not assumed or substituted for in connection with a change in control, and the price per share of the Company's common stock is the closing price on the New York Stock Exchange as of that date ($2.70). There can be no assurance that a triggering event would produce the same or similar results as those estimated below if such event occurs on any other date or at any other price, or if any other assumption used to estimate potential payments and benefits is not correct. Due to the number of factors that affect the nature and amount of any potential payments or benefits, any actual payments and benefits may be different.

Name	Type of Benefit	Potential Payments Upon: Involuntary Termination within 18 Months After a Change of Control	Potential Payments Upon: Involuntary Termination Not Associated with a Change of Control
Richard E. Belluzzo . .	Cash Severance Payments	$ 2,400,000	$ 1,012,500
	Vesting Acceleration (1)	$ 1,144,791	$ 0
	Continued Coverage of Employee Benefits (2)	$ 17,616	$ 0
	Tax Gross-up	$ 1,588,302	$ 0
	Total Termination Benefits:	$ 5,150,709	$ 1,012,500
Jon W. Gacek	Cash Severance Payments	$ 841,201	$ 350,004
	Vesting Acceleration (1)	$ 1,360,000	$ 0
	Continued Coverage of Employee Benefits (2)	$ 17,616	$ 0
	Tax Gross-up	$ 986,626	$ 0
	Total Termination Benefits:	$ 3,205,443	$ 350,004
William C. Britts	Cash Severance Payments	$ 841,201	$ 350,004
	Vesting Acceleration (1)	$ 1,360,000	$ 0
	Continued Coverage of Employee Benefits (2)	$ 5,862	$ 0
	Tax Gross-up (3)	$ 0	$ 0
	Total Termination Benefits:	$ 2,207,063	$ 350,004
Jim L. Wold.	Cash Severance Payments	$ 579,900	$ 0
	Vesting Acceleration (1)	$ 288,082	$ 0
	Continued Coverage of Employee Benefits (2)	$ 9,952	$ 0
	Tax Gross-up (4)	$ 0	$ 0
	Total Termination Benefits:	$ 877,934	$ 0

(1) Reflects the aggregate market value of unvested option grants, restricted stock awards and restricted stock unit awards. For unvested option grants, aggregate market value is computed by multiplying (i) the difference between $2.70 and the exercise price of the option, by (ii) the number of shares underlying unvested options at March 30, 2007. For restricted stock unit awards, aggregate market value is computed by multiplying (i) $2.70, by (ii) the number of unvested restricted stock units at March 30, 2007. For restricted stock awards, aggregate market value is computed by multiplying (i) the difference between $2.70 and the purchase price of the shares of restricted stock ($0.01), by (ii) the number of unvested shares of restricted stock at March 30, 2007. In the event of vesting acceleration or other modifications of share-based awards, we account for such modifications following SFAS 123R.

(2) Assumes continued coverage of employee benefits at the Fiscal 2007 COBRA premium rate for health, dental, and vision coverage.

(3) Assuming that the triggering event took place on the last business day of Fiscal 2007 (March 30, 2007) and the price per share of the Company's common stock is the closing price on the New York Stock Exchange as of that date ($2.70), we do not believe that Mr. Britts would have received an amount of benefits that would have constituted parachute payments under Section 280G of the Internal Revenue Code subject to the excise tax imposed by Section 4999 of the Internal Revenue Code. As a result, Mr. Britts would not have received any payment to pay such excise tax or any additional payments to pay taxes arising as a result of such tax.

(4) For purposes of determining whether Mr. Wold's benefits would have constituted parachute payments under Section 280G of the Internal Revenue Code, Mr. Wold's base amount was calculated based on his compensation that was includible in his gross income for 2004, 2005 and 2006. Assuming that the triggering event took place on the last business day of Fiscal 2007 (March 30, 2007) and the price per share of the Company's common stock is the closing price on the New York Stock Exchange as of that date ($2.70) and based on Mr. Wold's base amount as determined in accordance with the preceding sentence, we do not believe that Mr. Wold would have received an amount of benefits

that would have constituted parachute payments under Section 280G of the Internal Revenue Code subject to the excise tax imposed by Section 4999 of the Internal Revenue Code. As a result, Mr. Wold would not have received any payment to pay such excise tax or any additional payments to pay taxes arising as a result of such tax. If a change of control were to occur in calendar year 2007 and Mr. Wold were terminated under circumstances entitling him to severance benefits under his change of control agreement, his base amount for purposes of Section 280G of the Internal Revenue Code would be determined by including his compensation that was includible in his gross income for 2002 and 2003 in addition to his 2004, 2005 and 2006 compensation.

The following table provides information concerning the payment and benefits payable to Mssrs. Hayes, Carrozza, and Matthews pursuant to the severance agreements described above.

Name	Type of Benefit	Dollar Value (1)
Edward J. Hayes, Jr.	Cash Severance Payments	$ 350,004
	Vesting Acceleration (2)	$ 14,663
	Continued Coverage of Employee Benefits (3)	$ 0
	Outplacement Services (4)	$ 4,750
	Total Termination Benefits:	$ 369,417
Anthony E. Carrozza	Cash Severance Payments	$ 340,745
	Vesting Acceleration (2)	$ 44,899
	Continued Coverage of Employee Benefits (3)	$ 5,711
	Outplacement Services (4)	$ 4,750
	Total Termination Benefits:	$ 396,105
Howard L. Matthews, III (5)	Cash Severance Payments	$ 350,004
	Vesting Acceleration (2)	$ 364,313
	Continued Coverage of Employee Benefits (3)	$ 14,680
	Outplacement Services (4)	$ 4,750
	Total Termination Benefits:	$ 733,747

(1) Reflects the terms of the severance agreements between the Company and Mssrs. Hayes, Carrozza and Matthews described above; however, does not reflect a dollar value associated with the extension of the post-termination exercise periods of each individual's vested stock options as described above.

(2) Reflects the aggregate market value of the unvested option grants, restricted stock awards and restricted stock unit awards accelerated pursuant to the terms of the severance agreements between the Company and Mssrs. Hayes, Carrozza and Matthews described above. For Mr. Hayes' unvested option grants that were accelerated in connection with his termination, the aggregate market value is computed by multiplying (i) the difference between $2.31, the closing price per share of the Company's common stock on the New York Stock Exchange as of September 20, 2006 (Mr. Hayes' termination date), and the exercise price of each option, by (ii) the number of shares underlying the accelerated portion of his unvested options (203,646 in the aggregate). For Mr. Hayes' restricted stock awards, aggregate market value is computed by multiplying (i) the difference between $2.31, the closing price per share of the Company's common stock on the New York Stock Exchange as of September 20, 2006 (Mr. Hayes' termination date) and the purchase price of the shares of restricted stock ($0.01), by (ii) 6,375, the number of unvested shares of restricted stock accelerated pursuant to the terms of his severance agreement. For Mr. Carrozza's restricted stock awards, aggregate market value is computed by multiplying (i) the difference between $2.32, the closing price per share of the Company's common stock on the New York Stock Exchange as of December 29, 2006 (the last business day prior to January 1, 2007, Mr. Carrozza's termination date) and the purchase price of the shares of restricted stock ($0.01), by (ii) 19,437, the number of unvested shares of restricted stock accelerated pursuant to the terms of his severance agreement. For Mr. Matthews' unvested option grants that were accelerated in connection with his termination, the aggregate market value is computed by multiplying (i) the difference between $2.75, the closing price per share of the Company's common stock on the New York Stock Exchange as of April 30, 2007 (Mr. Matthews' termination date) and the exercise price of each option, by (ii) the number of shares underlying the accelerated portion of his unvested option (456,250 in the aggregate). For Mr. Matthews' restricted stock unit awards, aggregate market

value is computed by multiplying (i) $2.75, the closing price per share of the Company's common stock on the New York Stock Exchange as of April 30, 2007 (Mr. Matthews' termination date), by (ii) 65,000, the number of unvested shares of restricted stock accelerated pursuant to the terms of his severance agreement. For Mr. Matthews' restricted stock awards, aggregate market value is computed by multiplying (i) the difference between $2.75, the closing price per share of the Company's common stock on the New York Stock Exchange as of April 30, 2007 (Mr. Matthews' termination date) and the purchase price of the shares of restricted stock ($0.01), by (ii) 37,500, the number of unvested shares of restricted stock accelerated pursuant to the terms of his severance agreement

(3) Assumes continued coverage of employee benefits at the Fiscal 2007 COBRA premium rate for health, dental, and vision coverage.

(4) Outplacement services are valued based on the aggregate cost to the Company of providing such services for the length of time specified in each of Mssrs. Hayes', Carrozza's and Matthews' severance agreements.

(5) Although Mr. Matthews terminated on April 30, 2007, after the last day of Fiscal 2007, Mr. Matthews is no longer eligible to receive benefits pursuant to his change of control agreement. Consequently, the quantification of Mr. Matthews' severance benefits described in the table is limited to the value of his severance benefits under his severance agreement and does not include the value of any severance benefits to which he would have been entitled under his change of control agreement had he remained employed with the Company and a triggering event under such agreement had occurred.

Share Ownership Guidelines

While the Committee encourages executive share ownership, Quantum does not currently require that executives own a minimum number of shares of the Company's stock. The Committee believes that equity awards made to each executive provide sufficient incentive to increase the Company's long-term share price and that a formal ownership requirement is therefore unnecessary.

Tax Deductibility of the Named Executive Officers Compensation

The Executive Officer Incentive Plan allows the Committee to pay compensation that qualifies as "performance-based" under Section 162(m) of the Internal Revenue Code ("Section 162(m)"). While the Company currently seeks to preserve deductibility of compensation paid to the NEOs under Section 162(m), flexibility to provide compensation arrangements necessary to recruit and retain outstanding executives is maintained. In particular, full preservation of tax deductibility may not be possible if non-performance-based restricted stock units continue to play significant role in the executive compensation programs since such restricted stock units are not deemed to be performance-based under Section 162(m).

Section 409A of the Internal Revenue Code

Section 409A of the Internal Revenue Code ("Section 409A") imposes additional significant taxes in the event that an executive officer, director or service provider receives "deferred compensation" that does not meet the requirements of Section 409A. Section 409A applies to traditional nonqualified deferred compensation plans, certain severance arrangements and equity awards. As described above, the Company maintains a non-tax qualified deferred compensation plan, has entered into severance and change of control agreements with the NEOs, and does grant equity awards. However, to assist in the avoidance of additional tax under Section 409A, the Company structures its equity awards in a manner intended to comply with the applicable Section 409A requirements. With respect to the non-tax qualified deferred compensation plan and severance and change of control agreements, the Company will be reviewing the plan and these agreements in light of the final regulations issued by the Internal Revenue Service and Treasury under Section 409A and amending the plan and such agreements as necessary to comply with Section 409A.

REPORT OF THE COMPENSATION COMMITTEE[1]

We, the Leadership and Compensation Committee of the Board of Directors, have reviewed and discussed the Compensation Discussion and Analysis ("CD&A") within the Executive Compensation section of this Proxy Statement with the management of the Company. Based on such review and discussion, we have recommended to the Board of Directors that the CD&A be included as part of this proxy statement on Schedule 14A.

Submitted by the Leadership and Compensation Committee of the Board of Directors:

Edward M. Esber, Jr., Chairman
Elizabeth A. Fetter
Joseph A. Marengi
John M. Partridge

---

[1] This report of the Leadership and Compensation Committee of the Board of Directors shall not be deemed "soliciting material," nor is it to be filed with the SEC, nor incorporated by reference in any filing of the Company under the Securities Act of 1933, or the Securities Exchange Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

EXECUTIVE COMPENSATION

The following table lists the annual compensation for our CEO, CFO and our three other most highly compensation executive officers for Fiscal 2007. Also included in the table are two former executive officers of the Company, Edward J. Hayes, Jr., who was Executive Vice President and Chief Financial Officer through August 22, 2006 and Anthony E. Carrozza, who was Senior Vice President, Worldwide Sales through December 1, 2006.

SUMMARY COMPENSATION TABLE

Name and Title	Year	Salary (1)	Bonus (2)	Stock Awards (3)	Option Awards (4)	Non-Equity Incentive Plan Compensation (5)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (6)	All Other Compensation (7)	Total
Richard E. Belluzzo . . . . Chairman and Chief Executive Officer	2007	$ 669,231	$ 0	$ 175,296	$ 563,650	$ 0	$ 0	$ 10,168	$ 1,418,345
Jon W. Gacek . . . . Executive Vice President, Chief Financial Officer	2007	$ 208,043	$ 843,000	$ 154,590	$ 264,308	$ 0	$ 0	$ 2,356	$ 1,472,297
William C. Britts . . . . Executive Vice President, Sales, Marketing and Service	2007	$ 208,656	$ 843,000	$ 154,590	$ 262,064	$ 0	$ 0	$ 0	$ 1,468,310
Howard L. Matthews, III . . . President and Chief Operating Officer	2007	$ 350,005	$ 0	$ 93,964	$ 598,991	$ 0	$ 0	$ 28,089	$ 1,071,049
Jim L. Wold. . . . . Senior Vice President, Removable Storage and Automation	2007	$ 277,269	$ 0	$ 81,149	$ 239,091	$ 0	$ 0	$ 9,637	$ 607,146
Edward J. Hayes, Jr. . . . . Former Executive Vice President, Chief Financial Officer	2007	$ 137,309	$ 0	$ 36,328	$ 247,064	$ 0	$ 0	$ 421,735	$ 842,436
Anthony E. Carrozza . . . . . . Former Senior Vice President, Worldwide Sales	2007	$ 218,077	$ 0	$ 54,747	$ 156,988	$ 0	$ 0	$ 430,938	$ 860,750

(1) The amounts included in the Salary column represents the dollar value of the cash base salary earned in Fiscal 2007. Further detail related to base salary follows:

- Mr. Belluzzo's base salary increased from $650,000 to $675,000 on June 26, 2006.
- For Mr. Gacek, the figure represents base salary paid in Fiscal 2007 since the acquisition of ADIC on August 22, 2006. Mr. Gacek's base salary is $350,004 .
- For Mr. Britts, the figure represents base salary paid in Fiscal 2007 since the acquisition of ADIC on August 22, 2006. Mr. Britts' base salary is $350,004.
- Mr. Matthews' base salary during Fiscal 2007 was $350,005.
- Mr. Wold's base salary increased from $270,000 to $279,450 on June 26, 2006.

- For Mr. Hayes, the figure represents base salary paid through Mr. Hayes' last day of active employment on August 22, 2006.

- For Mr. Carrozza, the figure represents base salary paid through Mr. Carrozza's last day of active employment on December 1, 2006.

(2) The bonuses paid to Mr. Gacek and Mr. Britts represent hiring bonuses paid in connection with their commencement of service as officers of Quantum.

(3) The amounts included in the "Stock Awards" column represent the compensation cost recognized by the Company in Fiscal 2007 related to non-option equity awards to our executive officers, computed in accordance with Statement of Financial Accounting Standards No. 123R ("SFAS No. 123R"), without regard to forfeiture assumptions. Amounts for Messrs. Matthews, Hayes and Carrozza also include the SFAS No. 123R modification expense recorded in Fiscal 2007. Assumptions used in the calculation of these amounts are included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on June 13, 2007.

(4) The amounts included in the "Option Awards" column represent the compensation cost recognized by the Company in Fiscal 2007 related to stock option awards to our executive officers, computed in accordance with SFAS No. 123R, without regard to forfeiture assumptions. Amounts for Messrs. Matthews, Hayes and Carrozza also include the SFAS No. 123R modification expense recorded in Fiscal 2007. Assumptions used in the calculation of these amounts are included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on June 13, 2007.

(5) No bonuses under the Company's Bonus Plan were paid to Named Executive Officers in Fiscal 2007.

(6) There is no Change in Pension Value and Non-Qualified Deferred Compensation Earnings reportable as the Company does not maintain a defined benefit or actuarial pension plan nor were there any above market or preferential earnings on compensation that was deferred.

(7) The amounts listed in All Other Compensation column of the Summary Compensation Table consist of the following:

Name	401(k) Contributions	Severance Payments (a)	Financial Planning (b)	Other Comp
Richard E. Belluzzo	$ 6,668	$ 0	$ 3,500	$ 0
Jon W. Gacek	$ 2,356	$ 0	$ 0	$ 0
William C. Britts	$ 0	$ 0	$ 0	$ 0
Jim L. Wold	$ 6,676	$ 0	$ 0	$ 2,961 (c)
Howard L Matthews III	$ 3,089	$ 0	$ 0	$ 25,000 (d)
Edward J. Hayes, Jr.	$ 4,039	$ 417,143	$ 553	$ 0
Anthony E. Carrozza	$ 4,093	$ 399,784	$ 769	$ 26,292 (e)

(a) Payments includes severance, one month salary continuation, cobra and vacation termination payoff per the termination agreement.

(b) The Company offers company-paid financial counseling and tax preparation services to all vice presidents, including each of the NEOs. Covered executives are entitled to receive up to $6,000 in their initial year of participation, and an additional $3,500 per year thereafter.

(c) Payment reflects a $2,000 spot award, grossed up for taxes to $2,961

(d) Payment reflects commuting/relocation reimbursement of $25,000

(e) Payments reflects commissions paid of $26,292

Grants of Plan-Based Awards

The following table presents information on equity awards granted under the 1993 Long-term Incentive Plan.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards (2)			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value (3)
ame	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
ichard E. Belluzzo	7/31/2006	—	—	—	—	—	—	—	1,000,000 (6)	$ 2.15	$ 1,117,000
	8/22/2006	—	—	—	—	—	—	250,000 (4)	—	$ 2.15	$ 537,500
		—	$ 675,000	—	—	—	—	—	—	—	—
	8/22/2006	—	—	—	0	—	125,000	—	—	—	$ 27,517
	8/22/2006	—	—	—	0	—	125,000	—	—	—	$ 34,589
on W. Gacek	8/22/2006	—	—	—	—	—	—	—	1,000,000 (7)	$ 2.15	$ 1,117,000
	8/22/2006	—	—	—	—	—	—	100,000 (4)	—	$ 2.15	$ 215,000
	8/22/2006	—	—	—	—	—	—	200,000 (5)	—	$ 2.15	$ 430,000
		—	$ 245,000	—	—	—	—	—	—	—	—
	8/22/2006	—	—	—	0	—	50,000	—	—	—	$ 11,007
	8/22/2006	—	—	—	0	—	50,000	—	—	—	$ 13,836
Villiam C. Britts	8/22/2006	—	—	—	—	—	—	—	1,000,000 (7)	$ 2.15	$ 1,117,000
	8/22/2006	—	—	—	—	—	—	100,000 (4)	—	$ 2.15	$ 215,000
	8/22/2006	—	—	—	—	—	—	200,000 (5)	—	$ 2.15	$ 430,000
		—	$ 245,000	—	—	—	—	—	—	—	—
	8/22/2006	—	—	—	0	—	50,000	—	—	—	$ 11,007
	8/22/2006	—	—	—	0	—	50,000	—	—	—	$ 13,836
Ioward L. Matthews III	8/22/2006	—	—	—	—	—	—	—	100,000 (8)	$ 2.15	$ 111,700
	8/22/2006	—	—	—	—	—	—	130,000 (4)	—	$ 2.15	$ 279,500
		—	$ 245,000	—	—	—	—	—	—	—	—
	8/22/2006	—	—	—	0	—	65,000 (9)	—	—	—	$ 14,309
	8/22/2006	—	—	—	0	—	65,000 (9)	—	—	—	$ 17,986
im L. Wold	8/22/2006	—	—	—	—	—	—	80,000 (4)	—	$ 2.15	$ 172,000
		—	$ 139,725	—	—	—	—	—	—	—	—
	8/22/2006	—	—	—	0	—	40,000	—	—	—	$ 8,805
	8/22/2006	—	—	—	0	—	40,000	—	—	—	$ 11,068
dward J. Hayes, Jr.	—	—	—	—	—	—	—	—	—	—	—
nthony E. Carrozza	—	—	—	—	—	—	—	—	—	—	—

(1) Amounts reflect target payments under the Company's Executive Annual Incentive Plan andthe Quantum Incentive Plan (QIP). No amounts were paid to any of the NEOs under these plans for Fiscal 2007 performance.

(2) The Company stock performance RSU opportunities shown under the "Estimated Future Payouts Under Equity Incentive Plans" will be granted only in the event the Company achieves certain stock price targets over the one- and two-year periods from the date of the base RSU grant which is reported under the "All Other Stock Awards: Number of Shares of Stock or Units" column. Any additional RSUs granted will be subject to a two-year vesting schedule and the vest begin date will commence on the first day of the month following the month in which the additional RSUs are granted. Each executive is eligible to receive two separate grants as follows:

Grant 1 – One year from the date of base grant, or approximately 8/22/07, 50% of the maximum number of shares will be granted if the Company's stock price reaches a specified threshold and averages the threshold or higher over the 60-day period ending on the first anniversary of the base grant. 100% of the maximum number of shares will be granted if the Company's stock price reaches a second specified threshold and averages that threshold or higher over the 60-day period ending on the first anniversary of the base grant.

Grant 2 – Two years from the date of base grant, or approximately 8/22/08, 50% of the maximum number of shares will be granted if the Company's stock price reaches a specified threshold and that threshold or higher over the 60-day period ending on the second anniversary of the base grant. 100% of the maximum number of shares will vest if the Company's stock price reaches a second specified threshold and averages that threshold or higher over the 60-day period ending on the second anniversary of the base grant.

(3) The grant-date fair values for option awards have been determined using a Black-Scholes pricing model. The assumptions included in the model are included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on June 13, 2007.

(4) RSUs vest in equal annual installments over two years from the vest begin date.

(5) RSUs vest over three years in three equal installments from the vest begin date.

(6) Stock options will vest in equal monthly installments over four years from the vest begin date. They would also vest in the event of death, disability or retirement. The options remain exercisable until seven years from the date of grant, except that the exercise period may be shortened to ninety days following termination of service.

(7) Stock options will vest as follows: 33% on the first anniversary of the vest begin date, and the remainder will vest monthly thereafter at the rate of 1/36th of the original grant amount over the following two years. They would also vest in the event of death, disability or retirement. The options remain exercisable until seven years from the date of grant, except that the exercise period may be shortened to ninety days following termination of service.

(8) Stock options will vest over four years as follows: 25% will vest on the first anniversary of the vest begin date, and the remainder will vest monthly thereafter at the rate of 1/48th of the original grant amount over the following three years. They would also vest in the event of death, disability or retirement. The options remain exercisable until seven years from the date of grant, except that the exercise period may be shortened to ninety days following termination of service.

(9) Company stock performance based RSUs as referenced in (2) above will not be granted to Mr. Matthews as he will not be employed on the grant dates.

Outstanding Equity Awards at Fiscal Year End 2007

The following table provides information with respect to outstanding stock options and RSUs held by the listed officers as of March 31, 2007

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market Value or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($)
Richard E. Belluzzo	2,000,000	—	—	$ 2.97	09/03/12	250,000 (6)	$ 675,000	250,000 (18)	$ 675,000
	145,833	854,167 (1)	—	$ 2.15	07/31/13	—	—	—	—
	1,750,000	250,000 (2)	—	$ 3.78	03/12/14	—	—	—	—
Jon W. Gacek	239,024	—	—	$ 1.46	08/22/10	100,000 (6)	$ 270,000	100,000 (18)	$ 270,000
	59,756	—	—	$ 0.88	08/14/12	200,000 (7)	$ 540,000	—	—
	29,878	—	—	$ 1.00	02/12/13	—	—	—	—
	179,268	—	—	$ 1.71	08/13/13	—	—	—	—
	—	1,000,000 (3)	—	$ 2.15	09/01/13	—	—	—	—
	119,512	—	—	$ 1.52	08/13/14	—	—	—	—
William C. Britts	239,024	—	—	$ 1.41	05/15/07	100,000 (6)	$ 270,000	100,000 (18)	$ 270,000
	239,024	—	—	$ 1.46	08/22/10	200,000 (7)	$ 540,000	—	—
	179,268	—	—	$ 1.71	08/13/13	—	—	—	—
	—	1,000,000 (3)	—	$ 2.15	09/01/13	—	—	—	—
	119,512	—	—	$ 1.52	08/13/14	—	—	—	—
Howard L. Matthews III	656,250	843,750 (4)	—	$ 2.62	05/31/12	75,000 (8)	$ 202,500	—	—
	—	100,000 (5)	—	$ 2.15	09/01/13	130,000 (16)	$ 351,000	130,000 (17)	$ 351,000
Jim L. Wold	26,041	36,459 (10)	—	$ 2.92	—	80,000 (6)	$ 216,000	80,000 (18)	$ 216,000
	175,000	225,000 (11)	—	$ 2.62	—	15,937 (14)	$ 43,030	—	—
	28,437	24,063 (12)	—	$ 2.76	—	3,500 (15)	$ 9,450	—	—
	39,062	35,938 (13)	—	$ 2.65	—	—	—	—	—
Edward J. Hayes, Jr. (9)	—	—	—	—	—	—	—	—	—
Anthony E. Carrozza	682	—	—	$ 6.05	04/01/07	—	—	—	—
	1,992	—	—	$ 8.10	08/01/07	—	—	—	—
	832	—	—	$ 7.93	08/01/07	—	—	—	—
	100,000	—	—	$ 2.95	08/01/07	—	—	—	—
	523	—	—	$ 6.85	08/01/07	—	—	—	—
	888	—	—	$ 6.43	08/01/07	—	—	—	—
	3,476	—	—	$ 8.69	08/01/07	—	—	—	—
	1,583	—	—	$ 8.79	08/01/07	—	—	—	—
	20,000	—	—	$ 11.25	08/01/07	—	—	—	—
	9,103	—	—	$ 12.36	08/01/07	—	—	—	—
	12,501	—	—	$ 9.56	08/01/07	—	—	—	—
	6,069	—	—	$ 12.50	08/01/07	—	—	—	—
	32,812	—	—	$ 2.93	08/01/07	—	—	—	—
	83,671	—	—	$ 10.93	08/01/07	—	—	—	—
	31,950	—	—	$ 6.70	08/01/07	—	—	—	—
	79,166	—	—	$ 2.62	08/01/07	—	—	—	—
	23,437	—	—	$ 2.92	08/01/07	—	—	—	—
	40,000	—	—	$ 2.08	08/01/07	—	—	—	—
	30,000	—	—	$ 11.56	08/01/07	—	—	—	—

(1) 1,000,000 options originally granted 7/31/06; vest monthly over four years beginning 8/1/06.

(2) 2,000,000 options originally granted 3/12/04; 1,000,000 of the options vested monthly over two years beginning 3/1/04, while the remaining 1,000,000 vest monthly over four years beginning 3/1/04

(3) Options granted on 8/22/06, 33% vest on 9/1/07, and the remainder monthly installments over the following two years.

(4) 1,500,000 options originally granted 6/2/05, will vest as follows: 375,000 options vested on 6/1/06, 31,250 vest in monthly installments from 7/1/06 to 4/1/07 and 406,250 will vest on 4/30/07 per severance agreement. Remaining options will be cancelled on 4/30/07.

(5) 100,000 options originally granted 8/22/06, will vest 50% on 4/30/07 per severance agreement. Remaining 50% will be cancelled on 4/30/07.

(6) RSUs will vest as follows: 50% vest on 9/1/07 and 50% vest on 9/1/08.

(7) RSUs granted 8/22/06, will vest in equal annual installments over three years beginning 9/1/06.

(8) 100,000 RSAs originally granted 6/2/05, 25,000 shares vested on 6/1/06 and 37,500 will vest on 4/30/07 per severance agreement. Remaining RSAs will be cancelled on 4/30/07.

(9) All outstanding grants were forfeited 3/3/07 based on terms of severance agreement

(10) 62,500 options originally granted 6/28/05, vest monthly over four years beginning 7/1/05.

(11) 400,000 options originally granted 6/2/05, vest monthly over four years beginning 6/1/05.

(12) 52,500 options originally granted 1/25/05, vest monthly over four years beginning 1/25/05.

(13) 75,000 options originally granted 1/18/05, vest over four years as follows: 25% vest on 2/1/06, and the remainder monthly installments over the following three years.

(14) 21,250 RSAs originally granted 6/28/05, will vest in equal annual installments over four years beginning 7/1/05.

(15) 10,500 RSAs originally granted 1/25/05, will vest in equal annual installments over three years from the date of grant.

(16) 130,000 RSUs originally granted on 8/22/06, 65,000 shares will vest on 4/30/07 per severance agreement. Remaining RSUs will be cancelled on 4/30/07.

(17) These RSUs as referenced in Grants of Plan Based Awards Chart will not be granted to Mr. Matthews as he will not be employed on the grant dates.

(18) Any additional Company stock performance based RSUs granted will be subject to a two-year vesting schedule and the vest begin date will commence on the first day of the month following the month in which the additional RSUs are granted.

Note: The table above reflects a $2.70 share price at Fiscal 2007 end (March 31, 2007).

Option Exercises and Stock Vested in Fiscal 2007

The following table provides information on stock option exercises and restricted stock and restricted stock unit vesting during Fiscal 2007.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
Richard E. Belluzzo	—	—	—	—
Jon W. Gacek	179,268	$143,092	—	—
William C. Britts	—	—	—	—
Howard L. Matthews III	—	—	25,000	$75,000
Edward J. Hayes, Jr.	—	—	33,500	$85,794
Anthony E. Carrozza	—	—	28,250	$64,880
Jim L. Wold	—	—	8,813	$22,250

(1) Value calculated is the difference between the market price of the underlying securities at exercise and the exercise or base price of the options.

(2) Value is calculated by multiplying the number of shares of stock by the market value of the underlying shares on the vesting date.

Nonqualified Deferred Compensation

The following table provides information on contributions made to the Nonqualified Deferred Compensation Plan during Fiscal 2007.

Name	Executive Contributions in Last Fiscal Year (1)	Company Contributions in Last Fiscal Year	Aggregate Interest or Other Earnings Accrued in Last Fiscal Year	Aggregate Withdrawals/ Distributions During Last Fiscal Year	Aggregate Balance of Executive's Account at Last Fiscal Year End
Howard L. Matthews III	$ 14,135 (2)	$ 0	$ 250	$ 0	$ 14,385

(1) No Nonqualified Deferred Compensation contributions were made by any other executive officer during Fiscal 2007.

(2) None of the contributions or earnings reported here are reflected in the Summary Compensation Table above.

The Company's Nonqualified Deferred Compensation Plan is discussed further under the section entitled "Compensation Discussion and Analysis — Retirement Benefits."

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS[2]

The Audit Committee was established primarily to: i) provide oversight of Quantum's accounting and financial reporting processes and the audit of Quantum's financial statements; and ii) assist the Board of Directors in the oversight of: (a) the integrity of Quantum's financial statements; (b) Quantum's compliance with legal and regulatory requirements; (c) the independent registered public accounting firm's performance, qualifications and independence; and (d) the performance of Quantum's internal audit function.

The Audit Committee is composed solely of independent directors, as defined in the applicable New York Stock Exchange and SEC Rules. It is governed by a written charter (the "Charter") adopted and approved by the Board, a copy of which may be found on our website located at http://www.quantum.com, by clicking "Investors" from the home page and selecting "Corporate Governance." Our Board has determined that Alan L. Earhart is an audit committee financial expert as defined by SEC rules.

In accordance with Audit Committee policy and the requirements of law, all services to be provided by the Company's independent registered public accounting firm, Ernst & Young LLP ("E&Y"), are pre-approved by the Audit Committee. This is to avoid potential conflicts of interest that could arise if the Company received specified non-audit services from its auditing firm. Annually, the Audit Committee pre-approves appropriate audit, audit-related and tax services (which are listed on a general approval schedule) that E&Y may perform for the Company. Where such services are expected to require more than ten hours of billable E&Y senior partner (or the equivalent) time, the Company must notify the Audit Committee of E&Y's performance of such services. For all services to be performed by E&Y that are not specified in the general pre-approval schedule, the Company must obtain specific engagement approval from the Audit Committee for such services in advance. The Audit Committee has delegated to a subcommittee (comprised solely of members of the Audit Committee) the authority to receive all notifications and requests relating to E&Y's performance of services for the Company. The Audit Committee will review and make changes to the services listed under the general approval schedule on an annual basis and otherwise from time to time as necessary.

The Audit Committee, after appropriate review and discussion, determined that it had fulfilled its responsibilities under the Charter this year. The Audit Committee has reviewed and discussed the Consolidated Financial Statements for fiscal year 2007 with management and the Company's independent registered public accounting firm; and management represented to the Audit Committee that Quantum's Consolidated Financial Statements were prepared in accordance with generally accepted accounting principles. This review included a discussion with management of the quality, not merely the acceptability, of Quantum's accounting principles, the reasonableness of significant estimates and judgments, and the clarity of disclosure in Quantum's Consolidated Financial Statements. The Audit Committee discussed with the Company's independent registered public accounting firm matters required to be discussed by Statement on Auditing Standards No. 61, as amended, "Communication with Audit Committees", including the independence of the independent registered public accounting firm. The Audit Committee received from the independent registered public accounting firm the written disclosures and the letter from the auditors required by Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees". In reliance on these views and discussions, and the report of the Company's independent registered public accounting firm, the Audit Committee has recommended to the Board, and the Board has approved, the inclusion of the audited Consolidated Financial Statements in Quantum's Annual Report on Form 10-K for the year ended March 31, 2007 for filing with the SEC.

MEMBERS OF THE AUDIT COMMITTEE

Alan L. Earhart, Chairman
Thomas S. Buchsbaum
Edward M. Esber, Jr.
Steven C. Wheelwright

[2] This report of the Audit Committee of the Board of Directors shall not be deemed "soliciting material," nor is it to be deemed filed with the SEC, nor incorporated by reference in any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

AUDIT AND AUDIT-RELATED FEES

The following table shows the fees billed for various professional services by Ernst & Young LLP for Fiscal 2007 and fiscal year 2006:

Amounts in thousands	Fiscal Year	
	2007	2006
Audit Fees (1)	$ 3,273	$ 2,385
Audit-related Fees (2)	14	17
Tax Compliance Fees (3)	185	252
Tax Consulting Fees (3)	118	69
Total	$ 3,590	$ 2,723

(1) Audit fees include the audit of Quantum's annual financial statements, review of financial statements included in Quantum's Quarterly Reports on Form 10-Q and services that are normally provided by the independent registered public accounting firm in connection with foreign statutory and regulatory filings or engagements for those fiscal years and include services in connection with assisting the Company in its compliance with its obligations under Section 404 of the Sarbanes-Oxley Act and related regulations. Audit fees also include advice on audit and accounting matters that arose during, or as a result of, the audit or the review of interim financial statements, including the application of proposed accounting rules, statutory audits required by non-U.S. jurisdictions and the preparation of an annual "management letter" containing observations and discussions on internal control matters.

(2) This category consists of assurance and related services performed by Ernst & Young LLP that are reasonably related to the performance of the audit or review of Quantum's financial statements and are not reported above under "Audit Fees."

(3) This category consists of professional services rendered by Ernst & Young LLP for tax compliance and tax consulting. The tax compliance services principally include preparation and/or review of various tax returns, assistance with tax return supporting documentation and tax return audit assistance. The tax consulting services principally include advice regarding mergers and acquisitions, international tax structure and other strategic tax planning opportunities.

Representatives of Ernst & Young LLP attended all regular meetings of the Audit Committee in Fiscal 2007. The Audit Committee believes that the provision of services by Ernst & Young LLP described above is compatible with maintaining Ernst & Young LLP's independence from the Company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth as of June 2, 2007 certain information with respect to the beneficial ownership of the Company's Common Stock by (i) each person known by the Company to be the beneficial owner of more than five percent of the outstanding shares of Common Stock, (ii) each of the Company's directors, (iii) each of the Named Executive Officers and (iv) all current directors and executive officers as a group. Unless otherwise indicated, the business address for the beneficial owners listed below is 1650 Technology Drive, Suite 700, San Jose, CA 95110.

Name	Number of Shares Beneficially Owned (1)	Approximate Percentage of Shares Owned (2)
Clearbridge Advisors, LLC 399 Park Avenue New York, NY 10022	14,451,101 (3)	7.26 %
Elm Ridge Capital Management, LLC 3 West Main Street, 3rd Floor Irvington, NY 10533	10,376,830 (4)	5.21 %
Noonday Asset Management, L.P. 227 West Trade Street, Suite 2140 Charlotte, NC 28202	12,319,676 (5)	6.19 %
NWQ Investment Management Company, LLC 2049 Century Park East, 4th Floor Los Angeles, CA 90067	37,231,420 (6)	18.69 %
Private Capital Management, L.P. 8889 Pelican Bay Blvd., Suite 500 Naples, FL 34108	34,343,229 (7)	17.24 %
Richard E. Belluzzo	4,136,695 (8)	2.08 %
William C. Britts	537,804 (9)	
Michael A. Brown	113,533 (10)	*
Thomas S. Buchsbaum	37,736 (11)	*
Anthony E. Carrozza	525,260 (12)	*
Alan L. Earhart	92,122 (13)	*
Edward M. Esber, Jr.	225,390 (14)	*
Elizabeth A. Fetter	25,934 (15)	*
Jon W. Gacek	627,438 (16)	*
Edward J. Hayes, Jr.	108,500 (17)	*
Howard L. Matthews, III	1,271,250 (18)	*
John M. Partridge	43,121 (19)	*
Steven C. Wheelwright	122,931 (20)	*
James L. Wold Jr.	389,654 (21)	*
All directors and executive officers as a group (17 persons)	8,869,643 (22)	4.45 %

(*) Less than 1%.

(1) Except pursuant to applicable community property laws or as indicated in the footnotes to this table, to the Company's knowledge, each stockholder identified in the table possesses sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by such stockholder.

(2) Applicable percentage ownership is based on 199,181,101 shares of Common Stock outstanding as of June 2, 2007. Beneficial ownership is determined in accordance with the rules of the SEC, based on factors including voting and investment power with respect to shares. Shares of Common Stock subject to options currently exercisable, or exercisable within 60 days after June 2, 2007, are considered beneficially owned by the holder, but such shares are not deemed outstanding for computing the percentage ownership of any other person.

(3) Information is based on Schedule 13G/A filed with the Securities and Exchange Commission on February 8, 2007 by ClearBridge Advisors, LLC, ClearBridge Asset Management, Inc. and Smith Barney Fund Management LLC, all affiliated companies.

(4) Information is based on a Schedule 13G/A filed with the Securities and Exchange Commission on February 13, 2007. Elm Ridge Capital Management LLC is a limited liability company. Ronald Gutfleish is affiliated with Elm Ridge Capital Management LLC. Each of Mr. Gutfleish and Elm Ridge Capital Management LLC have shared voting and dispositive power with respect to all such shares. Mr. Gutfleish disclaims beneficial ownership of the shares except to the extent of his pecuniary interest in such shares.

(5) Information is based on a Schedule 13G/A filed with the Securities and Exchange Commission on January 24, 2007 by Noonday Asset Management, L.P., a Delaware limited partnership and certain of its affiliates.

(6) Information is based on a Schedule 13G/A filed with the Securities and Exchange Commission on February 14, 2007 by NWQ Investment Management Company, LLC, an investment advisor and a Delaware limited liability corporation. NWQ states in such filing that the securities of the Company reported on such Schedule 13G/A are beneficially owned by clients of NWQ Investment Management Company, LLC.

(7) Information is based on a Schedule 13G/A filed with the Securities and Exchange Commission on February 14, 2007 by Private Capital Management, L.P., a Delaware limited partnership ("PCM"). PCM has sole voting power with respect to 7,195,850 shares and shared voting power with respect to 27,147,379 shares. PCM disclaims beneficial ownership of shares over which it has dispositive power and disclaims the existence of a group.

(8) Represents 32,529 shares of Common Stock and 4,104,166 shares subject to Common Stock options that were exercisable at June 2, 2007 or within sixty (60) days thereafter.

(9) Represents 537,804 shares subject to Common Stock options that were exercisable at June 2, 2007 or within sixty (60) days thereafter.

(10) Represents 73,785 shares of Common Stock, and 39,748 shares subject to Common Stock options that were exercisable at June 2, 2007 or within sixty (60) days thereafter.

(11) Represents 18,049 shares of Common Stock, and 19,687 shares subject to Common Stock options were exercisable at June 2, 2006, or within sixty (60) days thereafter.

(12) Represents 46,575 shares of Common Stock, and 478,685 shares subject to Common Stock options that were exercisable at June 2, 2007 or within sixty (60) days thereafter. Any outstanding stock options on August 1, 2007 will be forfeited per Mr. Carrozza's severance agreement.

(13) Represents 9,622 shares of Common Stock, and 82,500 shares subject to Common Stock options that were exercisable at June 2, 2007 or within sixty (60) days thereafter.

(14) Represents 52,073 shares of Common Stock, and 173,317 shares subject to Common Stock options that were exercisable at June 2, 2007 or within sixty (60) days thereafter. The Esber Family Trust holds 40,000 shares.

(15) Represents 4,372 shares of Common Stock, and 21,562 shares subject to Common Stock options that were exercisable at June 2, 2007 or within sixty (60) days thereafter.

(16) Represents 627,438 shares subject to Common Stock options that were exercisable at June 2, 2007 or within sixty (60) days thereafter.

(17) Represents 108,500 shares of Common Stock, Any outstanding stock options as of 3/3/2007 were forfeited based on Mr. Hayes' severance agreement.

(18) Represents 127,500 shares of Common Stock, and 1,143,750 shares subject to Common Stock options that were exercisable at June 2, 2007 or within sixty (60) days thereafter.

(19) Represents 6,559 shares of Common Stock, and 36,562 shares subject to Common Stock options that were exercisable at June 2, 2007 or within sixty (60) days thereafter.

(20) Represents 10,616 shares of Common Stock, and 112,315 shares subject to Common Stock options that were exercisable at June 2, 2007 or within sixty (60) days thereafter.

(21) Represents 55,436 shares of Common Stock, of which 14,124 are restricted shares, and 334,218 shares subject to Common Stock options that were exercisable at June 12 2007 or within sixty (60) days thereafter. The restricted shares are scheduled to vest as follows: 5,313 shares on each of July 1, 2008 and July 1, 2009, and 3,500 shares on January 25, 2008, provided that Mr. Wold continues to be employed by Quantum on such dates.

(22) Represents 614,579 shares of Common Stock, some of which are restricted shares, and 8,255,064 shares subject to Common Stock options that were exercisable at June 2, 2007 or within sixty (60) days thereafter.

TRANSACTIONS WITH RELATED PERSONS

The Company has entered into indemnification agreements with its executive officers, directors and certain significant employees containing provisions that are in some respects broader than the specific indemnification provisions contained in the General Corporation Law of Delaware. These agreements provide, among other things, for indemnification of the executive officers, directors and certain significant employees in proceedings brought by third parties and in stockholder derivative suits. Each agreement also provides for advancement of expenses to the indemnified party.

The Company has entered into agreements with its Nonemployee Directors whereby in the event that there is a "change of control" of the Company (which is defined in the agreements to include, among other things, a merger or sale of all or substantially all of the assets of the Company or a reconstitution of the Company's Board) and, within 18 months of the change of control, the Nonemployee Director's performance of services as a Board member terminates other than as a result of death or Disability (as defined in the Agreement), then, to the extent that any portion of any equity-based compensation awards held by such Director is not vested at the time of termination, all such unvested awards will automatically vest.

Procedures for Reviewing and Approving Related Party Transactions

The Company's Code of Business Conduct and Ethics (the "Code") requires that the Company's employees, officers and directors should avoid conducting Company business with a relative or significant other, or with a business in which a relative or significant other is associated in any significant role (as used in the Code, a "related party transaction"). If the related party transaction involves the Company's directors or executive officers or is determined by the Company's General Counsel to be material to the Company (or if applicable Securities and Exchange Commission or New York Stock Exchange rules require approval by the Audit Committee), the Audit Committee of the Board must review and approve the matter in writing in advance of any such related party transactions.

PERFORMANCE GRAPH[3]

The following graph compares the cumulative total return to stockholders of the Company's Common Stock at March 31, 2007, for the period since March 31, 2002, to the cumulative total return over such period of (i) the NASDAQ Composite Index, and (ii) the S & P Computer Storage & Peripherals Index. The graph assumes the investment of $100 on March 31, 2002 in Common Stock and in each of the indices listed on the graph and reflects the change in the market price of the Common Stock relative to the changes in the noted indices at March 31, 2003, March 31, 2004, March 31, 2005, March 31, 2006 and March 31, 2007. The performance shown below is based on historical data and is not indicative of, nor intended to forecast, future price performance of the Common Stock.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Quantum Corporation, The NASDAQ Composite Index

And The S & P Computer Storage & Peripherals Index


$160
$140
$120
$100
$80
$60
$40
$20
$0
3/02
3/03
3/04
3/05
3/06
3/07
Quantum Corporation
NASDAQ Composite
S & P Computer Storage & Peripherals

* $100 invested on 3/31/02 in stock or index-including reinvestment of dividends. Fiscal year ending March 31.

www.researchdatagroup.com/S&P.htm

3 This section is not "soliciting material," is not deemed filed with the SEC, and is not to be incorporated by reference in any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

COMMUNICATING WITH THE COMPANY

We have from time-to-time received calls from stockholders inquiring about the available means of communication with the Company. If you would like to receive information about the Company, without charge, you may use one of these convenient methods:

- To view the Company's website on the Internet, use the Company's Internet address located at www.quantum.com. The Company's website includes product, corporate and financial data, job listings, recent earnings releases, a delayed stock price quote, and electronic files of this Proxy Statement and the Company's Form 10Ks, Form 10Qs, and Annual Reports to Stockholders. Internet access has the advantage of providing you with recent information about the Company throughout the year.The Company's Code of Business Conduct and Ethics and the Company's Corporate Governance Principles can also be found on the Company's website at http://www.quantum.com, by clicking "Investors" from the home page and selecting "Corporate Governance."Requests to receive by mail a free copy of printed financials and of the Company's Code of Business Conduct and Ethics and its Corporate Governance Principles can also be submitted by contacting the Company's Investor Relation Department at the address stated below or on-line by visiting the Company's website at http://www.quantum.com, where the request form may be found by clicking "Investors" from the home page and selecting "Contact Investor Relations."

- To reach our Investor Relations Department, please call or send correspondence to:

  Quantum Corporation
  Attention: Investor Relations Department
  1650 Technology Drive
  Suite 700
  San Jose, CA 95110

  Tel (local): 408-944-4450
  Fax: 408-944-6544
  Email: *IR@quantum.com*

OTHER MATTERS

The Company knows of no other matters to be submitted at the Annual Meeting. Any proposal that a stockholder intends to submit for consideration at the Annual Meeting must be received by the Secretary of the Company within the timeframes specified in the Company's Bylaws and must include the information specified in the Bylaws. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

BY THE ORDER OF THE BOARD OF DIRECTORS



Shawn D. Hall
Vice President, General Counsel and Secretary

Dated: July 2, 2007

Appendix A

NONEMPLOYEE DIRECTOR EQUITY INCENTIVE PLAN
(As amended and restated effective August 17, 2007)

SECTION 1.
BACKGROUND AND PURPOSE

1.1 Background and Effective Date

The Plan permits the grant of Options, Restricted Stock Units, Restricted Stock, and Stock Appreciation Rights. The Plan was effective as of September 3, 2003, and was approved by the Company's stockholders at the 2003 Annual Meeting of Stockholders. The amended and restated Plan is effective as of August 17, 2007, subject to ratification by an affirmative vote of the holders of a majority of the Shares that are present in person or by proxy and entitled to vote at the 2007 Annual Meeting of Stockholders of the Company.

1.2 Purpose of the Plan

The Plan is intended to attract, motivate, and retain outstanding and highly talented directors of the Company who are employees of neither the Company nor of any Affiliate. The Plan also is designed to encourage stock ownership by Participants, thereby aligning their interests with those of the Company's shareholders.

SECTION 2.
DEFINITIONS

The following words and phrases shall have the following meanings unless a different meaning is plainly required by the context:

2.1 "1934 Act" means the Securities Exchange Act of 1934, as amended. Reference to a specific section of the 1934 Act or regulation thereunder shall include such section or regulation, any valid regulation promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.

2.2 "Affiliate" means any corporation or any other entity (including, but not limited to, partnerships and joint ventures) controlling, controlled by, or under common control with the Company.

2.3 "Award" means, individually or collectively, a grant under the Plan of Options, Restricted Stock Units, Restricted Stock and/or Stock Appreciation Rights.

2.4 "Award Agreement" means the written agreement setting forth the terms and provisions applicable to each Award granted under the Plan.

2.5 "Board" or "Board of Directors" means the Board of Directors of the Company.

2.6 "Code" means the Internal Revenue Code of 1986, as amended. Reference to a specific section of the Code or regulation thereunder shall include such section or regulation, any valid regulation promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.

2.7 "Committee" means the committee appointed by the Board (pursuant to Section 3.1) to administer the Plan.

2.8 "Company" means Quantum Corporation, a Delaware corporation, or any successor thereto.

2.9 "Director" means any individual who is a member of the Board of Directors of the Company.

2.10 "Disability" means a permanent and total disability determined in accordance with uniform and nondiscriminatory standards adopted by the Committee from time to time.

2.11 "Employee" means any employee of the Company or of an Affiliate, whether such employee is so employed at the time the Plan is adopted or becomes so employed subsequent to the adoption of the Plan.

2.12 "Exercise Price" means the price at which a Share may be purchased by a Participant pursuant to the exercise of an Option.

2.13 "Fair Market Value" means the closing price per Share on the New York Stock Exchange on the relevant date, or if there were no sales on such date, the closing price per Share on the nearest day after the relevant date, as determined by the Committee. Notwithstanding the preceding, for federal, state, and local income tax reporting purposes, fair market value shall be determined by the Committee (or its delegate) in accordance with uniform and nondiscriminatory standards adopted by it from time to time.

2.14 "Fiscal Year" means the fiscal year of the Company.

2.15 "Grant Date" means, with respect to an Award, the date that the Award was granted. Each Grant Date will be determined by the Committee but in no event may the Grant Date for a particular Award be prior to the date that the Award is approved by the Committee (or its delegate).

2.16 "Nonemployee Director" means a Director who is an employee of neither the Company nor of any Affiliate.

2.17 "Option" means an option to purchase Shares that is not intended to meet the requirements of Section 422 of the Code.

2.18 "Participant" means a Nonemployee Director who has an outstanding Award.

2.19 "Period of Restriction" means the period during which the transfer of Shares of Restricted Stock are subject to restrictions and therefore, the Shares are subject to a substantial risk of forfeiture. As provided in Section 8, such restrictions may be based on the passage of time, the achievement of target levels of performance, or the occurrence of other events or conditions, as determined by the Committee, in its discretion.

2.20 "Plan" means the Quantum Corporation Nonemployee Director Equity Incentive Plan, as set forth in this instrument and as hereafter amended from time to time.

2.21 "Restricted Stock" means an Award granted to a Participant pursuant to Section 8.

2.22 "Restricted Stock Unit" means an Award granted to a Participant pursuant to Section 7.

2.23 "Rule 16b-3" means Rule 16b-3 promulgated under the 1934 Act, and any future regulation amending, supplementing or superseding such regulation.

2.24 "Stock Appreciation Right" or "SAR" means an Award, granted alone or in connection with a related Option, that pursuant to Section 6 is designed as a SAR.

2.25 "Section 16 Person" means a person who, with respect to the Shares, is subject to Section 16 of the 1934 Act.

2.26 "Shares" means the shares of common stock of the Company.

SECTION 2.
ADMINISTRATION

3.1 The Committee

The Plan shall be administered by the Committee. The Committee shall consist of not less than two (2) Directors who shall be appointed from time to time by, and shall serve at the pleasure of, the Board of Directors. The Committee shall be comprised solely of Directors who are "non-employee directors" under Rule 16b-3.

3.2 Authority of the Committee

It shall be the duty of the Committee to administer the Plan in accordance with the Plan's provisions. The Committee shall have all powers and discretion necessary or appropriate to administer the Plan and to control its operation, including, but not limited to, the power to (a) determine which Nonemployee Directors shall be granted Awards, (b) prescribe the terms and conditions of the Awards, (c) interpret the Plan and the Awards, (d) adopt such procedures and subplans as are necessary or appropriate to permit participation in the Plan by Nonemployee Directors who are foreign nationals or employed outside of the United States, (e) adopt rules for the administration, interpretation and application of the Plan as are consistent therewith, (f) interpret, amend or revoke any such rules and (g) accelerate the vesting of Awards and/or time at which any restrictions will lapse or be removed. The Committee, in exercising its power to set the terms and conditions of Awards, generally shall provide that each Award shall vest or become exercisable over a period of three (3) years or longer from the Grant Date except in the case of death, retirement, a Nonemployee Director's initial appointment or election to the Board, Awards made annually to continuing Nonemployee Directors, or Awards granted in lieu of cash compensation. Without approval of the Company's stockholders, the Committee shall not reduce the Exercise Price of any previously granted Option or SAR except to the limited extent provided in Section 4.3.

3.3 Delegation by the Committee

The Committee, in its sole discretion and on such terms and conditions as it may provide, may delegate all or any part of its authority and powers under the Plan to one or more Directors or officers of the Company; provided, however, that the Committee may not delegate its authority and powers (a) with respect to Section 16 Persons, or (b) in any way that would jeopardize the Plan's qualification under Rule 16b-3.

3.4 Decisions Binding

All determinations and decisions made by the Committee, the Board, and any delegate of the Committee pursuant to the provisions of the Plan shall be final, conclusive, and binding on all persons, and shall be given the maximum deference permitted by law.

SECTION 4.
SHARES SUBJECT TO THE PLAN

4.1 Number of Shares

Subject to adjustment as provided in Section 4.3, the total number of Shares available for grant under the Plan shall not exceed two million (2,245,069), subject to the following. No more than fifty percent (50%) of the Shares available under the Plan may be issued as Awards that are not Options. Shares granted under the Plan may be either authorized but unissued Shares or treasury Shares.

4.2 Lapsed Awards

If an Award expires or becomes unexercisable without having been exercised in full, or, with respect to Restricted Stock or Restricted Stock Units, is forfeited to or repurchased by the Company, the unpurchased Shares (or for Awards other than Options and SARs, the forfeited or repurchased Shares) which were subject thereto will become available for future grant or sale under the Plan (unless the Plan has terminated). With respect to SARs, Shares actually issued pursuant to a SAR as well as the Shares that represent payment of the exercise price shall cease to be available under the Plan. Shares that have actually been issued under the Plan under any Award will not be returned to the Plan and will not become available for future distribution under the Plan; provided, however, that if unvested Shares of Restricted Stock or Restricted Stock Units are repurchased by the Company or are forfeited to the Company, such Shares will become available for future grant under the Plan. Shares used to pay the tax and exercise price of an Award will not become available for future grant or sale under the Plan. To the extent an Award under the Plan is paid out in cash rather than Shares, such cash payment will not result in reducing the number of Shares available for issuance under the Plan. Notwithstanding the foregoing and, subject to adjustment provided in Section 4.3, the maximum number of Shares that may be issued upon the exercise of Incentive Stock Options shall equal the aggregate Share number stated in Section 4.1, plus, to the extent allowable under Section 422 of the Code, any Shares that become available for issuance under the Plan under this Section 4.2.

4.3 Adjustments in Awards and Authorized Shares

In the event that any dividend or other distribution (whether in the form of cash, Shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of Shares or other securities of the Company, or other change in the corporate structure of the Company that affects the Shares, then the Committee shall, in such manner as it may deem equitable, adjust the number and class of Shares (or other securities, property or cash) that may be delivered under the Plan, and the number, class, and price of Shares subject to outstanding Awards, as determined by the Committee (in its sole discretion) to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan Notwithstanding the preceding, the number of Shares subject to any Award always shall be a whole number.

SECTION 5.
STOCK OPTIONS

5.1 Grant of Options

Subject to the terms and provisions of the Plan, Options may be granted to Nonemployee Directors at any time and from time to time as determined by the Committee in its sole discretion. The Committee, in its sole discretion, shall determine the number of Shares subject to each Option.

5.2 Award Agreement

Each Option shall be evidenced by an Award Agreement that shall specify the Exercise Price, the expiration date of the Option, the number of Shares to which the Option pertains, any conditions to exercise of the Option, and such other terms and conditions as the Committee, in its discretion, shall determine.

5.3 Exercise Price

Subject to the provisions of this Section 5.3, the Exercise Price for each Option shall be determined by the Committee in its sole discretion, except that in no event shall the Exercise Price be less than one hundred percent (100%) of the Fair Market Value of a Share on the Grant Date. Notwithstanding the preceding sentence, in the event that the Company or an Affiliate consummates a transaction described in Section 424(a) of the Code (e.g., the acquisition of property or stock from an unrelated corporation), persons who become Nonemployee Directors on account of such transaction may be granted Options in substitution for options granted by such unrelated corporation. If such substitute Options are granted, the Committee, in its sole discretion and consistent with Section 424(a) of the Code, may determine that such substitute Options shall have an exercise price less than one hundred percent (100%) of the Fair Market Value of the Shares on the Grant Date.

5.4 Expiration of Options

5.4.1 Expiration Dates. Each Option shall terminate no later than the first to occur of the following events:

(a) The date for termination of the Option set forth in the written Award Agreement; or

(b) The expiration of ten (10) years from the Grant Date.

5.4.2 Death of Participant. Notwithstanding Section 5.4.1, if a Participant dies prior to the expiration of his or her Options, the Committee, in its discretion, may provide that his or her Options shall be exercisable for up to three (3) years after the date of death.

5.4.3 Committee Discretion. The Committee, in its sole discretion, (a) shall provide in each Award Agreement when each Option expires and becomes unexercisable, and (b) notwithstanding Section 5.4.1, after an Option is granted, may extend the maximum term of the Option subject to the ten (10) and three (3) year limits in Sections 5.4.1 and 5.4.2.

5.5 Exercisability of Options

Options granted under the Plan shall be exercisable at such times and be subject to such restrictions and conditions as the Committee shall determine in its sole discretion. After an Option is granted, the Committee, in its sole discretion, may accelerate the exercisability of the Option and/or extend the period during which it is exercisable.

5.6 Exercise of Options

5.6.1 Notice of Exercise. Options shall be exercised by the Participant's delivery of a notice of exercise to the Secretary of the Company (or its designee), setting forth the number of Shares with respect to which the Option is to be exercised, accompanied by full payment for the Shares. The notice shall be given in the form and manner specified by the Company from time to time.

5.6.2 Payment. Upon the exercise of any Option, the Exercise Price shall be payable to the Company in full in cash or its equivalent.The Committee, in its sole discretion, also may permit exercise (a) by tendering previously acquired Shares having an aggregate Fair Market Value at the time of exercise equal to the total Exercise Price, or (b) by any other means that the Committee, in its sole discretion, determines to both provide legal consideration for the Shares, and to be consistent with the purposes of the Plan. As soon as practicable after receipt of a written notification of exercise and full payment for the Shares purchased, the Company shall deliver to the Participant (or the Participant's designated broker), Share certificates (which may be in book entry form) representing such Shares.

5.7 Restrictions on Share Transferability

The Committee may impose such restrictions on any Shares acquired pursuant to the exercise of an Option as it may deem advisable, including, but not limited to, restrictions related to applicable federal securities laws, the requirements of any national securities exchange or system upon which Shares are then listed or traded, or any blue sky or state securities laws.

SECTION 6.
STOCK APPRECIATION RIGHTS

6.1 Grant of SARs

Subject to the terms and conditions of the Plan, SARs may be granted to Nonemployee Directors at any time and from time to time as shall be determined by the Committee, in its sole discretion.

6.1.1 Number of Shares. The Committee shall have complete discretion to determine the number of SARs granted to any Participant.

6.1.2 Exercise Price and Other Terms. The Committee, subject to the provisions of the Plan, shall have complete discretion to determine the terms and conditions of SARs granted under the Plan. However, the exercise price of an SAR shall be not less than one hundred percent (100%) of the Fair Market Value of a Share on the Grant Date.

6.2 SAR Agreement

Each SAR grant shall be evidenced by an Award Agreement that shall specify the exercise price, the term of the SAR, the conditions of exercise, and such other terms and conditions as the Committee, in its sole discretion, shall determine.

6.3 Expiration of SARs

An SAR granted under the Plan shall expire upon the date determined by the Committee, in its sole discretion, and set forth in the Award Agreement. Notwithstanding the foregoing, the rules of Section 5.4 (relating to maximum term and the Committee's authority to extend the maximum term) also shall apply to SARs.

6.4 Payment of SAR Amount

Upon exercise of an SAR, a Participant shall be entitled to receive payment from the Company in an amount determined by multiplying:

(a) The difference between the Fair Market Value of a Share on the date of exercise over the exercise price; times

(b) The number of Shares with respect to which the SAR is exercised. At the discretion of the Committee, the payment upon SAR exercise may be in cash, in Shares of equivalent value, or in some combination thereof.

SECTION 7.
RESTRICTED STOCK UNITS

7.1 Grant of Restricted Stock Units

Restricted Stock Units may be granted to Nonemployee Directors at any time and from time to time, as shall be determined by the Committee, in its sole discretion. The Committee shall have complete discretion in determining the number of Restricted Stock Units granted to each Participant.

7.2 Value of Restricted Stock Units

Each Restricted Stock Unit shall have an initial value equal to the Fair Market Value of a Share on the Grant Date.

7.3 Restricted Stock Unit Agreement

Each Award of Restricted Stock Units shall be evidenced by an Award Agreement that shall specify any vesting conditions, the number of Restricted Stock Units granted, and such other terms and conditions as the Committee, in its sole discretion, shall determine.

7.4 **Form and Timing of Payment of Restricted Stock Units**

Payment of vested Restricted Stock Units shall be made as soon as practicable after vesting (subject to any deferral permitted under Section 9.1). The Committee, in its sole discretion, may pay Restricted Stock Units in the form of cash, in Shares or in a combination thereof.

7.5 **Cancellation of Restricted Stock Units**

On the date set forth in the Award Agreement, all unvested Restricted Stock Units shall be forfeited to the Company, and except as otherwise determined by the Committee, again shall be available for grant under the Plan.

SECTION 8.
RESTRICTED STOCK

8.1 **Grant of Restricted Stock**

Subject to the terms and provisions of the Plan, the Committee, at any time and from time to time, may grant shares of Restricted Stock to Nonemployee Directors in such amounts as the Committee, in its sole discretion, shall determine. The Committee, in its sole discretion, shall determine the number of Shares to be granted to each Participant as Restricted Stock.

8.2 **Restricted Stock Agreement**

Each Award of Restricted Stock shall be evidenced by an Award Agreement that shall specify the Period of Restriction, the number of Shares granted, and such other terms and conditions as the Committee, in its sole discretion, shall determine. Unless the Committee determines otherwise, shares of Restricted Stock shall be held by the Company as escrow agent until the restrictions on such Shares have lapsed.

8.3 **Transferability**

Except as provided in this Section 8, shares of Restricted Stock may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the end of the applicable Period of Restriction.

8.4 **Other Restrictions**

The Committee, in its sole discretion, may impose such other restrictions on shares of Restricted Stock as it may deem advisable or appropriate, in accordance with this Section 8.4. The Committee may set restrictions based upon the achievement of specific performance objectives (Company-wide, divisional, or individual), applicable federal or state securities laws, or any other basis determined by the Committee in its discretion. The Committee, in its discretion, may legend the certificates representing Restricted Stock to give appropriate notice of such restrictions.

8.5 **Removal of Restrictions**

Except as otherwise provided in this Section 8, Shares of Restricted Stock covered by each Restricted Stock grant made under the Plan shall be released from escrow as soon as practicable after the last day of the Period of Restriction. The Committee, in its discretion, may accelerate the time at which any restrictions shall lapse or be removed. After the restrictions have lapsed, the Participant shall be entitled to have any legend or legends under Section 8.4 removed from his or her Share certificate, and the Shares shall be freely transferable by the Participant.

8.6 **Voting Rights**

During the Period of Restriction, Participants holding Shares of Restricted Stock granted hereunder may exercise full voting rights with respect to those Shares, unless the Committee determines otherwise.

8.7 **Dividends and Other Distributions**

During the Period of Restriction, Participants holding Shares of Restricted Stock shall be entitled to receive all dividends and other distributions paid with respect to such Shares unless otherwise determined by the Committee. If any such dividends or distributions are paid in Shares (or other non-cash property), the Shares (or other non-cash property) shall be subject to the same restrictions on transferability and forfeitability as the Shares of Restricted Stock with respect to which they were paid.

8.8 **Return of Restricted Stock to Company**

On the date set forth in the Award Agreement, the Restricted Stock for which restrictions have not lapsed shall revert to the Company and again shall become available for grant under the Plan.

SECTION 9.
MISCELLANEOUS

9.1 Deferrals

The Committee, in its sole discretion, may permit a Participant to defer receipt of the payment of cash or the delivery of Shares that would otherwise be due to such Participant under an Award. Any such deferral elections shall be subject to such rules and procedures as shall be determined by the Committee in its sole discretion and, unless otherwise expressly determined by the Committee, shall comply with the requirements of Section 409A of the Code.

9.2 No Effect on Service

Nothing in the Plan shall interfere with or limit in any way the right of the Company to terminate any Participant's service at any time, with or without cause.

9.3 Participation

No Nonemployee Director shall have the right to be selected to receive an Award under this Plan, or, having been so selected, to be selected to receive a future Award.

9.4 Indemnification

Each person who is or shall have been a member of the Committee, or of the Board, shall be indemnified and held harmless by the Company against and from (a) any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action taken or failure to act under the Plan or any Award Agreement, and (b) from any and all amounts paid by him or her in settlement thereof, with the Company's approval, or paid by him or her in satisfaction of any judgment in any such claim, action, suit, or proceeding against him or her, provided that he or she first shall give the Company an opportunity, at its own expense, to handle and defend the same and if the Company fails to do so, he or she then may undertake to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company's Certificate of Incorporation or Bylaws, by contract, as a matter of law, or otherwise, or under any power that the Company may have to indemnify them or hold them harmless.

9.5 Successors

All obligations of the Company under the Plan, with respect to Awards granted hereunder, shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business or assets of the Company.

9.6 Beneficiary Designations

If permitted by the Committee, a Participant under the Plan may name a beneficiary or beneficiaries to whom any vested but unpaid Award shall be paid in the event of the Participant's death. Each such designation shall revoke all prior designations by the Participant and shall be effective only if given in a form and manner acceptable to the Committee. In the absence of any such designation, any vested benefits remaining unpaid at the Participant's death shall be paid to the Participant's estate and, subject to the terms of the Plan and of the applicable Award Agreement, any unexercised vested Award may be exercised by the administrator or executor of the Participant's estate.

9.7 Limited Transferability of Awards

No Award granted under the Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will, by the laws of descent and distribution, or to the limited extent provided in Section 9.6. All rights with respect to an Award granted to a Participant shall be available during his or her lifetime only to the Participant. Notwithstanding the foregoing, the Participant may, in a manner specified by the Committee, (a) transfer a Nonqualified Stock Option to a Participant's spouse, former spouse or dependent pursuant to a court-approved domestic relations order which relates to the provision of child support, alimony payments or marital property rights, and (b) transfer a Nonqualified Stock Option by bona fide gift and not for any consideration, to (i) a member or members of the Participant's immediate family, (ii) a trust established for the exclusive benefit of the Participant and/or member(s) of the Participant's immediate family, (iii) a partnership, limited liability company of other entity whose only partners or members are the Participant and/or member(s) of the Participant's immediate family, and/or (iv) a foundation in which the Participant an/or member(s) of the Participant's immediate family control the management of the foundation's assets.

9.8 **No Rights as Stockholder**

Except to the limited extent provided in Sections 8.6 and 8.7, no Participant (nor any beneficiary) shall have any of the rights or privileges of a stockholder of the Company with respect to any Shares issuable pursuant to an Award (or exercise thereof), unless and until certificates representing such Shares shall have been issued, recorded on the records of the Company or its transfer agents or registrars, and delivered to the Participant (or beneficiary).

SECTION 10.
AMENDMENT, TERMINATION, AND DURATION

10.1 **Amendment, Suspension, or Termination**

The Board, in its sole discretion, may amend, suspend or terminate the Plan, or any part thereof, at any time and for any reason. Any amendment to the Plan shall be subject to the approval of the stockholders of the Company to the extent deemed necessary or appropriate under the rules of the New York Stock Exchange. The amendment, suspension, or termination of the Plan shall not, without the consent of the Participant, alter or impair any rights or obligations under any Award theretofore granted to such Participant. No Award may be granted during any period of suspension or after termination of the Plan.

10.2 **Duration of the Plan**

The Plan shall be effective as of August 17, 2007, and subject to Section 10.1 (regarding the Board's right to amend or terminate the Plan), shall remain in effect through August 17, 2017. No Awards may be granted under the Plan after August 17, 2017. However, the Plan shall remain in effect until all Awards granted on or before that date have been exercised, paid, settled or otherwise have expired or been canceled.

SECTION 11.
TAX WITHHOLDING

11.1 **Withholding Requirements**

Prior to the delivery of any Shares or cash pursuant to an Award (or exercise thereof), the Company shall have the power and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy federal, state, and local taxes required to be withheld with respect to such Award (or exercise thereof).

11.2 **Withholding Arrangements**

The Committee, in its sole discretion and pursuant to such procedures as it may specify from time to time, may permit a Participant to satisfy such tax withholding obligation, in whole or in part by (a) electing to have the Company withhold otherwise deliverable Shares, or (b) delivering to the Company already-owned Shares having a Fair Market Value equal to the minimum amount required to be withheld.

SECTION 12.
LEGAL CONSTRUCTION

12.1 **Gender and Number**

Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine; the plural shall include the singular and the singular shall include the plural.

12.2 **Severability**

In the event any provision of the Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

12.3 **Requirements of Law**

The granting of Awards and the issuance of Shares under the Plan shall be subject to all applicable laws, rules, and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required.

12.4 Securities Law Compliance

With respect to Section 16 Persons, transactions under this Plan are intended to comply with all applicable conditions of Rule 16b-3. To the extent any provision of the Plan, Award Agreement or action by the Committee fails to so comply, it shall be deemed null and void, to the extent permitted by law and deemed advisable by the Committee.

12.5 Governing Law

The Plan and all Award Agreements shall be construed in accordance with and governed by the laws of the State of California (but without reference to its conflicts of laws provisions).

12.6 Captions

Captions are provided herein for convenience only, and shall not serve as a basis for interpretation or construction of the Plan.

EXECUTION

IN WITNESS WHEREOF, the Company, by its duly authorized officer, has executed this restated Plan on the date indicated below.

QUANTUM CORPORATION

Dated: ____________, 2007

By ____________________________
Title:

Appendix B

QUANTUM CORPORATION

EMPLOYEE STOCK PURCHASE PLAN

(As Amended and Restated August 17, 2007)

The following constitute the provisions of the Employee Stock Purchase Plan (herein called the "Plan") of Quantum Corporation (herein called the "Company").

1. Purpose. The purpose of the Plan is to provide employees of the Company and its Designated Subsidiaries with an opportunity to purchase Common Stock of the Company generally through accumulated payroll deductions. It is the intention of the Company to have the Plan qualify as an "Employee Stock Purchase Plan" under Section 423 of the Internal Revenue Code of 1986, as amended. The provisions of the Plan shall, accordingly, be construed so as to extend and limit participation in a manner consistent with the requirements of that section of the Code.

2. Definitions.

(a) "Board" shall mean the Board of Directors of the Company.

(b) "Code" shall mean the Internal Revenue Code of 1986, as amended. Any reference to a section of the Code herein will be a reference to any successor or amended section of the Code.

(c) "Common Stock" shall mean the common stock of the Company.

(d) "Company" shall mean Quantum Corporation, a Delaware corporation.

(e) "Compensation" shall mean all regular straight time earnings, payments for overtime, shift premium, incentive compensation, incentive payments, bonuses and commissions (except to the extent that the exclusion of any such items for all participants is specifically directed by the Board or a committee appointed by the Board).

(f) "Continuous Status as an Employee" shall mean the absence of any interruption or termination of service as an Employee. Continuous Status as an Employee shall not be considered interrupted in the case of: (i) a leave of absence agreed to in writing by the Company, provided that such leave is for a period of not more than 90 days or re-employment upon the expiration of such leave is guaranteed by contract or statute; or (ii) notification by the Company of termination under a reduction-in-force. Termination in the case of a reduction-in-force shall be considered to have occurred at the end of the employee's continuation period.

(g) "Designated Subsidiaries" shall mean the Subsidiaries which have been designated by the Board or a committee appointed by the Board from time to time in its sole discretion as eligible to participate in the Plan.

(h) "Employee" means any person, including an officer, who is customarily employed for at least twenty (20) hours per week and more than five (5) months in any calendar year by the Company or one of its Designated Subsidiaries. The Board or a committee appointed by the Board, in its discretion, from time to time may, prior to an Enrollment Date for all options to be granted on such Enrollment Date, determine (on a uniform and nondiscriminatory basis) that the definition of Employee will or will not include an individual if he or she: (i) has not completed at least two (2) years of service since his or her last hire date (or such lesser period of time as may be determined by the Board or a committee appointed by the Board in its discretion), (ii) customarily works not more than twenty (20) hours per week (or such lesser period of time as may be determined by the Board or a committee appointed by the Board in its discretion), (iii) customarily works not more than five (5) months per calendar year (or such lesser period of time as may be determined by the Board or a committee appointed by the Board in its discretion), (iv) is an officer or other manager, or (v) is a highly compensated employee under Section 414(q) of the Code.

(i) "Enrollment Date" shall mean the first Trading Day on or after every February 6 and August 6 of each year.

(j) "Exercise Date" shall mean the date approximately six months after the Enrollment Date of an Offering Period and shall be one Trading Day prior to an Enrollment Date of the immediately following Offering Period.

(k) "Fair Market Value" means, as of any date, the closing sales price of the Common Stock (or the closing bid, if no sales were reported) as quoted on the stock exchange with the greatest volume of trading in Common Stock on the last market trading day prior to the date of determination, as reported in *The Wall Street Journal* or such other source as the Board or a committee appointed by the Board deems reliable.

(l) "Offering Period" shall mean a period commencing on an Enrollment Date and ending on the Exercise Date, approximately six (6) months later, or as otherwise set forth in Section 4 hereof.

(m) "Parent" means a "parent corporation," whether now or hereafter existing, as defined in Section 424(e) of the Code.

(n) "Plan" shall mean this Employee Stock Purchase Plan.

(o) "Purchase Price" shall have the meaning as set forth in Section 7(b).

(p) "Subsidiary" shall mean a corporation, domestic or foreign, of which not less than 50% of the voting shares are held by the Company or a Subsidiary, whether or not such corporation now exists or is hereafter organized or acquired by the Company or a Subsidiary.

(q) "Trading Day" shall mean a day on which the New York Stock Exchange is open for trading.

3. Eligibility

(a) Any Employee (as defined in Section 2) who shall be employed by the Company or one of its Designated Subsidiaries on the date his or her participation in the Plan is effective shall be eligible to participate in the Plan, subject to limitations imposed by Section 423(b) of the Code, unless Quantum, in its own discretion, decides that such participation would infringe any U.S. or foreign law, rules or regulations.

(b) Any provisions of the Plan to the contrary notwithstanding, no Employee shall be granted an option under the Plan (i) if, immediately, after the grant, such Employee (or any other person whose stock would be attributed to such Employee pursuant to Section 424(d) of the Code) would own shares and/or hold outstanding options to purchase stock possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of the Company or of any Subsidiary, or (ii) which permits his rights to purchase shares under all employee stock purchase plans (as defined in Section 423 of the Code) of the Company and its Subsidiaries to accrue at a rate which exceeds Twenty-Five Thousand Dollars ($25,000) of the fair market value of the shares (determined at the time such option is granted) for each calendar year in which such option is outstanding at any time.

4. Offering Dates. The Plan shall be implemented by consecutive Offering Periods with a new Offering Period commencing on an Enrollment Date, and shall continue thereafter until terminated in accordance with Section 19 hereof. The Board or a committee appointed by the Board shall have the power to change the duration of Offering Periods with respect to future offerings without stockholder approval if such change is announced at least fifteen (15) days prior to the scheduled beginning of the first Offering Period to be affected. In no event shall the duration of an Offering Period exceed nine (9) months. Notwithstanding the foregoing, no offers hereunder shall be made until compliance with all applicable securities law has been obtained.

5. Participation.

(a) An eligible Employee may become a participant in the Plan by completing a subscription agreement authorizing payroll deductions on the form provided by the Company and filing it with the Company's payroll office prior to the applicable Enrollment Date, unless a later time for filing the subscription agreement is set by the Board or a committee appointed by the Board for all eligible Employees with respect to a given Offering Period or unless the Company, in its discretion, decides that an employee may submit contributions to the Plan by other means.

(b) Payroll deductions for a participant shall commence on the first payroll following the Enrollment Date and shall end on the last payroll date in the Offering Period to which such authorization is applicable, unless sooner terminated by the participant as provided in Section 10.

6. Payroll Deductions.

(a) At the time a participant files his subscription agreement, he shall elect to have payroll deductions made on each payday during the Offering Period at a rate not exceeding ten percent (10%) of the Compensation which he received on such payday, and the aggregate of such payroll deductions pursuant to the Plan during the Offering Period shall not exceed ten percent (10%) of his aggregate Compensation during said Offering Period. A participant's subscription agreement shall remain in effect for successive Offering Periods unless terminated as provided in Section 10 hereof.

(b) All payroll deductions made for a participant shall be credited to his account under the Plan. A participant may not make any additional payments into such account.

(c) A participant may discontinue participation in the Plan as provided in Section 10, or may change the rate of payroll deductions by submitting written notice to the Company in the form and manner prescribed by the Board or a committee appointed by the Board (or its designee) authorizing a change in the participant's payroll deduction rate. The change rate shall be effective (i) in the case of a decrease in rate, with the first payroll period following the Company's receipt of the notice of rate change, and (ii) in the case of an increase in rate at the beginning of the next Offering Period following the Company's receipt of the notice of rate change. If a participant has not followed the procedures prescribed by the Board or a committee appointed by the Board (or its designee) to change the rate of payroll deductions, the rate of his or her payroll deductions will continue at the originally elected rate throughout the Offering Period and future Offering Periods (unless terminated as provided in Section 10). The Board or a committee appointed by the Board may, in its sole discretion, limit the nature and/or number of payroll deduction rate changes that may be made by participants during any Offering Period.

7. Grant of Option.

(a) On the Enrollment Date of each Offering Period, each eligible Employee participating in such Offering Period shall be granted an option to purchase on the Exercise Date during such Offering Period up to a number of shares of the Company's Common Stock determined by dividing such Employee's payroll deductions accumulated during the Offering Period ending on such Exercise Date by the lower of (i) eighty-five percent (85%) of the Fair Market Value of a share of the Company's Common Stock on the Enrollment Date, or (ii) eighty-five (85%) of the Fair Market Value of a share of the Company's Common Stock on the Exercise Date; provided that in no event shall an Employee be permitted to purchase in one calendar year more than a number of shares determined by dividing $25,000 by the Fair Market Value of a share of the Company's Common Stock (determined at the time such option is granted), and provided further that such purchase shall be subject to the limitations set forth in Sections 3(b) and 12 hereof. The option shall be automatically exercised on the Exercise Date during the Offering Period, unless the participant has withdrawn pursuant to Section 10, and shall expire on the last day of the Offering Period.

(b) The purchase price per share of the shares offered in a given offering Period shall be the lower of: (i) 85% of the Fair Market Value of a share of the Common Stock of the Company on the Enrollment Date; or (ii) 85% of the Fair Market Value of a share of the Common Stock of the Company on the Exercise Date (such price, the "Purchase Price").

(c) Notwithstanding the foregoing, to the extent necessary to comply with Section 423(b)(8) of the Code and Section 3(b) herein, a participant's payroll deductions may be decreased to 0% at such time during any Offering Period which is scheduled to end during the current calendar year that the aggregate of all payroll deductions accumulated with respect to such Offering Period and any other Offering Period ending within the same calendar year equal $21,250. Payroll deductions shall recommence at the rate provided in such participant's subscription scheduled to end in the following calendar year, unless terminated by the participant as provided in Section 10.

(d) If the Board or a committee appointed by the Board determines, in its sole discretion, that the exercise of an option or the disposition of Common Stock issued under the Plan will result in tax liability for which the Company or a Designated Subsidiary will have an obligation to withhold, the participant must make adequate provision for the payment of such federal, state, local and foreign income, social insurance, employment and any other applicable taxes. At any time, the Company or the Designated Subsidiary may, but will not be obligated to, withhold from the participant's compensation the amount necessary for the Company or the Designated Subsidiary to meet applicable withholding obligations, including any withholding required to make available to the Company or the Designated Subsidiary any tax deductions or benefits attributable to the sale or early disposition of Common Stock by the eligible Employee.

8. Exercise of Option. The participant's option for the purchase of shares will be exercised automatically on each Exercise Date of each Offering Period and the maximum number of full shares subject to option will be purchased for such participant at the applicable Purchase Price with the accumulated payroll deductions or other contributions in his or her account unless prior to such Exercise Date the participant has withdrawn from the Offering Period as provided in Section 10. During a participant's lifetime, a participant's option to purchase shares hereunder is exercisable only by the participant. No fractional shares shall be purchased; any payroll deductions accumulated in a participant's account which are not sufficient to purchase a full share, or which would cause the limitations under Sections 3 or 7 hereof to be exceeded, shall be returned to the participant after the Exercise Date.

9. Delivery. As promptly as practicable after each Exercise Date, the Company shall arrange the delivery to each participant, as appropriate, the shares of Common Stock purchased upon exercise of the option. The Company may permit or require that shares be deposited directly with a broker designated by the Company or to a designated agent of the

Company, and the Company may utilize electronic or automated methods of share transfer. The Company may require that shares be retained with such broker or agent for a designated period of time and/or may establish other procedures to permit tracking of disqualifying dispositions of such shares. No participant will have any voting, dividend, or other stockholder rights with respect to shares of Common Stock subject to any option granted under the Plan until such shares have been purchased and delivered to the participant as provided in this Section 9.

10. Withdrawal; Termination of Employment.

(a) A participant may withdraw all but not less than all the payroll deductions credited to his account under the Plan at any time prior to the end of the Offering Period by giving written notice to the Company in the form and manner prescribed by the Board or a committee appointed by the Board for such purpose. All of the participant's payroll deductions credited to his account will be paid to him promptly after receipt of his notice of withdrawal and his option for the current Offering Period will be automatically terminated, and no further payroll deductions for the purchase of shares will be made during the Offering Period. If a participant withdraws from an Offering Period, payroll deductions will not resume at the beginning of the succeeding Offering Period unless the participant delivers to the Company a new subscription agreement.

(b) Upon termination of the participant's employment prior to the end of the Offering Period for any reason, including retirement or death, the payroll deductions credited to his account will be returned to him or, in the case of his death, to the person or persons entitled thereto under Section 14, and his option will be automatically terminated.

(c) In the event a participant fails to remain in Continuous Status as an Employee of the Company for at least twenty (20) hours per week during the Offering Period in which the employee is a participant, the participant will be deemed to have elected to withdraw from the Plan and the payroll deductions credited to his account will be returned to such participant and such participant's option terminated; provided that

(i) if an Employee shall take a leave of absence approved by the Company in accordance with Section 2(f) of this Plan during an Offering Period in which the Employee is a participant, the participant will be deemed to have his or her payroll deductions reduced to 0% during such leave of absence, but he shall continue to be a participant in the applicable Offering Period and upon his return to full-time employment with the Company shall be eligible to participate fully in any remaining portion of the applicable Offering Period. If the participant fails to return to full-time employment with the Company at the end of such authorized leave of absence, or if his employment is otherwise terminated earlier, he shall be deemed to have withdrawn from participation in the Plan; and

(ii) if an Employee begins working part-time (fewer than twenty (20) hours per week) with the intent of returning to full-time employment before the end of the Offering Period in which he is currently participating, the participant will be deemed to have withdrawn from such Offering Period during such part-time employment, the payroll deductions credited to his account will be returned to him, and the rate of his payroll deductions shall be reduced to 0% during such part-time employment, but he shall continue to be a participant in the applicable Offering Period, and upon his return to full-time employment with the Company he shall be eligible to participate fully in any remaining portion of the applicable Offering Period. If the participant fails to return to full-time employment with the Company before the end of the applicable Offering Period, or if his employment with the Company is otherwise terminated earlier, he shall be deemed to have withdrawn from participation in the Plan.

(d) A participant's withdrawal from an Offering Period will not have any effect upon his eligibility to participate in any similar plan which may hereafter be adopted by the Company or in succeeding Offering Periods.

11. Interest. No interest shall accrue on the payroll deductions of a participant in the Plan.

12. Stock.

(a) The maximum number of shares of the Company's Common Stock which shall be made available for sale under the Plan shall be 13,734,637, subject to adjustment upon changes in capitalization of the Company as provided in Section 18. If the total number of shares which would otherwise be subject to options granted pursuant to Section 7(a) hereof at the beginning of an Offering Period exceeds the number of shares then available under the Plan (after deduction of all shares for which options have been exercised or are then outstanding), the Company shall make a pro rata allocation of the shares remaining available for option grant in as uniform a manner as shall be practicable and as it shall determine to be equitable. In such event, the Company shall give written notice of such reduction of the number of shares subject to the option to each Employee affected thereby and shall similarly reduce the rate of payroll deductions, if necessary.

(b) Until the shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), a participant will only have the rights of an unsecured creditor with respect to such shares, and no right to vote or receive dividends or any other rights as a stockholder will exist with respect to such shares.

(c) Shares to be delivered to a participant under the Plan will be registered in the name of the participant or in the name of the participant and his spouse, or as otherwise directed by the participant.

13. Administration. The Plan shall be administered by the Board of Directors of the Company or a committee appointed by the Board. The administration, interpretation or application of the Plan by the Board or its committee shall be final, conclusive and binding upon all participants. Members of the Board who are eligible Employees are permitted to participate in the Plan, provided that:

(a) Members of the Board who are eligible to participate in the Plan may not vote on any matter affecting the administration of the Plan or the grant of any option pursuant to the Plan.

(b) If a committee is established by the Board to administer the Plan, no member of the Board who is eligible to participate in the Plan may be a member of the committee.

Notwithstanding any provision to the contrary in this Plan, the Board or a committee appointed by the Board may adopt rules or procedures relating to the operation and administration of the Plan to accommodate the specific requirements of local laws and procedures for jurisdictions outside of the United States. Without limiting the generality of the foregoing, the Board or a committee appointed by the Board is specifically authorized to adopt rules and procedures regarding eligibility to participate, the definition of Compensation, handling of payroll deductions, making of contributions to the Plan (including, without limitation, in forms other than payroll deductions), establishment of bank or trust accounts to hold payroll deductions, payment of interest, conversion of local currency, obligations to pay payroll tax, determination of beneficiary designation requirements, withholding procedures and handling of stock certificates which vary with local requirements.

14. Designation of Beneficiary.

(a) A participant may file a written designation of a beneficiary who is to receive any shares and cash, if any, from the participant's account under the Plan in the event of such participant's death subsequent to the end of the Offering Period but prior to delivery to him of such shares and cash. In addition, a participant may file a written designation of a beneficiary who is to receive any cash from the participant's account under the Plan in the event of such participant's death prior to the end of the Offering Period.

(b) Such designation of beneficiary may be changed by the participant at any time by written notice to the Company in the form and manner prescribed by the Board or a committee appointed by the Board for such purpose. In the event of the death of a participant and in the absence of a beneficiary validly designated under the Plan who is living at the time of such participant's death, the Company shall deliver such shares and/or cash to the executor or administrator of the estate of the participant, or if no such executor or administrator has been appointed (to the knowledge of the Company), the Company, in its discretion, may deliver such shares and/or cash to the spouse or to any one or more dependents or relatives of the participant, or if no spouse, dependent or relative is known to the Company, then to such other person as the Company may designate.

(c) All beneficiary designations will be in such form and manner as the Board or a committee appointed by the Board may prescribe from time to time.

15. Transferability. Neither payroll deductions credited to a participant's account nor any rights with regard to the exercise of an option or to receive shares under the Plan may be assigned, transferred, pledged or otherwise disposed of in any way (other than by will, the laws of descent and distribution or as provided in Section 14 hereof) by the participant. Any such attempt at assignment, transfer, pledge or other disposition shall be without effect, except that the Company may treat such act as an election to withdraw funds in accordance with Section 10.

16. Use of Funds. All payroll deductions received or held by the Company under the Plan may be used by the Company for any corporate purpose, and the Company shall not be obligated to segregate such payroll deductions. Until shares of Common Stock are issued, participants will only have the rights of an unsecured creditor with respect to such shares.

17. Reports. Individual accounts will be maintained for each participant in the Plan. Statements of account will be given to participating Employees at least annually promptly following an Exercise Date, which statements will set forth the amounts of payroll deductions, the per share Purchase Price, the number of shares purchased and the remaining cash balance, if any.

18. Adjustments Upon Changes in Capitalization. In the event that any dividend or other distribution (whether in the form of cash, shares of Common Stock, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of shares of Common Stock or other securities of the Company, or other change in the corporate structure of the Company that affects the shares of Common Stock, then the Board or a committee appointed by the Board shall, in such manner as it may deem equitable, adjust the number and class of shares of Common Stock (or other securities, property or cash) that may be delivered under the Plan, and the number, class, and price of shares of Common Stock subject to any option under the Plan which has not yet been exercised, as determined by the Board or a committee appointed by the Board (in its sole discretion) to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan.

19. Amendment or Termination.

(a) The Board of Directors of the Company may at any time and for any reason terminate or amend the Plan. Except as provided in Section 18 hereof, no such termination can affect options previously granted, provided that an Offering Period may be terminated by the Board of Directors or a committee appointed by the Board on an Exercise Date if the Board or its committee, as applicable, determines that the termination of the Offering Period or the Plan is in the best interests of the Company and its shareholders. Except as provided in Section 18 and this Section 19 hereof, no amendment may make any change in any option theretofore granted which adversely affects the rights of any participant. To the extent necessary to comply with Section 423 of the Code (or any successor rule or provision or any other applicable law, regulation or stock exchange rule), the Company shall obtain shareholder approval in such a manner and to such a degree as required.

(b) Without shareholder consent and without regard to whether any participant rights may be considered to have been "adversely affected," the Board (or its committee) shall be entitled to change the Offering Periods, limit the frequency and/or number of changes in the amount withheld during an Offering Period, establish the exchange ratio applicable to amounts withheld in a currency other than U.S. dollars, permit payroll withholding in excess of the amount designated by a participant in order to adjust for delays or mistakes in the Company's processing of properly completed withholding elections, establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Common Stock for each participant properly correspond with amounts withheld from the participant's Compensation, and establish such other limitations or procedures as the Board (or its committee) determines in its sole discretion advisable which are consistent with the Plan.

(c) Notwithstanding anything to the contrary in this Plan, in the event the Board (or its committee) determines that the ongoing operation of the Plan may result in unfavorable financial accounting consequences, the Board (or its committee) may, in its discretion and, to the extent necessary or desirable, modify or amend the Plan to reduce or eliminate such accounting consequence including, but not limited to:

(i) amending the Plan to conform with the safe harbor definition under Statement of Financial Accounting Standards 123(R), including with respect to an Offering Period underway at the time;

(ii) altering the Purchase Price for any Offering Period including an Offering Period underway at the time of the change in Purchase Price;

(iii) shortening any Offering Period so that Offering Period ends on a new Exercise Date, including an Offering Period underway at the time of the Board action;

(iv) allocating shares; and

(v) reducing the maximum percentage of Compensation a participant may elect to set aside as payroll deductions.

Such modifications or amendments shall not require stockholder approval or the consent of any Plan participants.

20. Notices. All notices or other communications by a participant to the Company under or in connection with the Plan shall be deemed to have been duly given when received in the form specified by the Company at the location, or by the person, designated by the Company for the receipt thereof.

21. Stockholder Approval. If required by Section 19, any amendment to the Plan shall be subject to approval by the stockholders of the Company within twelve months before or after the date such amendment is adopted. If such stockholder approval is obtained at a duly held stockholders' meeting, it may be obtained by the affirmative vote of the holders of a majority of the outstanding shares of the Company present or represented and entitled to vote thereon, which approval shall be:

(a) solicited substantially in accordance with Section 14(a) of the Securities Act of 1934 as amended (the "Act") and the rules and regulations promulgated thereunder, or (2) solicited after the Company has furnished in writing to the holders entitled to vote substantially the same information concerning the Plan as that which would be required by the rules and regulations in effect under Section 14(a) of the Act at the time such information is furnished; and

(b) obtained at or prior to the first annual meeting of stockholders held subsequent to the later of (i) the first registration of Common Stock under Section 12 of the Act, or (ii) the acquisition of an equity security for which exemption is claimed.

In the case of approval by written consent, it must be obtained in accordance with applicable state law.

22. Conditions Upon Issuance of Shares. Shares shall not be issued with respect to an option unless the exercise of such option and the issuance and delivery of such shares pursuant thereto shall comply with all applicable provisions of law, domestic or foreign, including, without limitation, the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, the rules and regulations promulgated thereunder, and the requirements of any stock exchange upon which the shares may then be listed, and shall be further subject to the approval of counsel for the Company with respect to such compliance.

As a condition to the exercise of an option, the Company may require the person exercising such option to represent and warrant at the time of any such exercise that the shares are being purchased only for investment and without any present intention to sell or distribute such shares if, in the opinion of counsel for the Company, such a representation is required by any of the aforementioned applicable provisions of law.

23. Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, the Offering Period then in progress shall be shortened by setting a new Exercise Date (the "New Exercise Date"), and shall terminate immediately prior to the consummation of such proposed dissolution or liquidation, unless provided otherwise by the Board or a committee appointed by the Board. The New Exercise Date shall be before the date of the Company's proposed dissolution or liquidation. The Board or a committee appointed by the Board shall notify each participant in writing, at least ten (10) business days prior to the New Exercise Date, that the Exercise Date for the participant's option has been changed to the New Exercise Date and that the participant's option shall be exercised automatically on the New Exercise Date, unless prior to such date the participant has withdrawn from the Offering Period as provided in Section 10 hereof.

24.. Merger or Asset Sale. In the event of a merger of the Company with or into another corporation or the sale of substantially all of the assets of the Company, each outstanding option shall be assumed or an equivalent option substituted by the successor corporation or a Parent or Subsidiary of the successor corporation. In the event that the successor corporation refuses to assume or substitute for the option, the Offering Period then in progress shall be shortened by setting a New Exercise Date and such Offering Period shall end on the New Exercise Date. The New Exercise Date shall be before the date of the Company's proposed merger or asset sale. The Board or a committee appointed by the Board shall notify each participant in writing, at least ten (10) business days prior to the New Exercise Date, that the Exercise Date for the participant's option has been changed to the New Exercise Date and that the participant's option shall be exercised automatically on the New Exercise Date, unless prior to such date the participant has withdrawn from the Offering Period as provided in Section 10 hereof.

Appendix C

QUANTUM CORPORATION
EXECUTIVE OFFICER INCENTIVE PLAN
(April 1, 2007 Restatement)

SECTION 1.
BACKGROUND AND PURPOSE

1.1 Effective Date

The Plan, which was adopted by the Company effective as of April 1, 2001, is hereby amended and restated effective as of April 1, 2007 subject to ratification by an affirmative vote of the holders of a majority of the Shares that are present in person or by proxy and entitled to vote at the 2007 Annual Meeting of Stockholders of the Company.

1.2 Purpose of the Plan

The Plan is intended to increase shareholder value and the success of the Company by motivating key executives (1) to perform to the best of their abilities, and (2) to achieve the Company's objectives. The Plan's goals are to be achieved by providing such executives with incentive awards based on the achievement of goals relating to the performance of the Company. The Plan is intended to permit the grant of awards that qualify as performance-based compensation under Section 162(m) of the Code.

SECTION 2.
DEFINITIONS

The following words and phrases shall have the following meanings unless a different meaning is plainly required by the context:

2.1 "1934 Act" means the Securities Exchange Act of 1934, as amended. Reference to a specific section of the 1934 Act or regulation thereunder shall include such section or regulation, any valid regulation promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.

2.2 "Actual Award" means as to any Performance Period, the actual award (if any) payable to a Participant for the Performance Period. Each Actual Award is determined by the Payout Formula for the Performance Period, subject to the Committee's authority under Section 3.6 to reduce or eliminate the award otherwise determined by the Payout Formula.

2.3 "Affiliate" means any corporation or other entity (including, but not limited to, partnerships and joint ventures) controlled by the Company.

2.4 "Board" means the Board of Directors of the Company.

2.5 "Code" means the Internal Revenue Code of 1986, as amended. Reference to a specific section of the Code or regulation thereunder shall include such section or regulation, any valid regulation promulgated thereunder, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.

2.6 "Committee" means the committee appointed by the Board (pursuant to Section 5.1) to administer the Plan.

2.7 "Company" means Quantum Corporation, a Delaware corporation, or any successor thereto.

2.8 "Employee" means any employee of the Company or of an Affiliate, whether such employee is so employed at the time the Plan is adopted or becomes so employed subsequent to the adoption of the Plan.

2.9 "Fiscal Year" means the fiscal year of the Company.

2.10 "Participant" means as to any Performance Period, an Employee who has been selected by the Committee for participation in the Plan for that Performance Period.

2.11 "Payout Formula" means as to any Performance Period, the formula or payout matrix established by the Committee pursuant to Section 3.4 in order to determine the Actual Awards (if any) to be paid to Participants. The formula or matrix may differ from Participant to Participant.

2.12 "Performance Goals" means the goal(s) (or combined goal(s)) determined by the Committee (in its discretion) to be applicable to a Participant for a Target Award for a Performance Period. As determined by the Committee, the Performance Goals for any Target Award applicable to a Participant may provide for a targeted level or levels of achievement using one or more of the following measures: (a) earnings (or loss) per share, (b) net income (or loss) before or after taxes and before or after allocation or corporate overhead and bonus , (c) cash flow, operating cash flow, or cash flow or operating cash flow per share (before of after dividends), (d) operating income, (or loss) before or after taxes, (e) return on assets or net assets, (f) return on equity, (g) return on sales or net sales, (h) revenue, revenue growth or product revenue growth (i) total shareholder return, (j) individual objectives that are measurable and consistent with Section 162(m) of the Code, (k) attainment of strategic and operational initiatives, (l) appreciation in and/or maintenance of the price of the Shares or any other publicly-traded securities of the Company, (m) market share, (n) gross profits, (o) earnings (or losses), including earnings or losses before taxes, earnings or losses before interest and taxes, earnings or losses before interest, taxes and depreciation or earnings or losses before interest, taxes depreciation and amortization, (p) economic value-added models (or equivalent metrics), (q) comparisons with various stock market indices, (r) reduction in costs, (s) return on capital, including return on total capital or return on invested capital, (t) cash flow return on investment, (u) improvement in or attainment of expense levels or working capital levels, (v) operating margin or gross margin, (w) year-end cash, (x) cash margin, (y) debt reduction, (z) shareholders' equity, (aa) research progress, including the development or programs, and (bb) recruiting and maintaining personnel. Any criteria used may be measured, as applicable, (i) in absolute terms, (ii) in relative terms, including, but not limited to, the passage of time and/or against other companies or financial metrics, (iii) on a per share and/or share per capita basis, (iv) against the performance of the Company as a whole or against particular segments or products of the Company and/or (v) on a pre-tax or after-tax basis.

2.13 "Performance Period" means any Fiscal Year or such other period as determined by the Committee in its sole discretion.

2.14 "Plan" means the Quantum Corporation Executive Officer Incentive Plan, as set forth in this instrument and as hereafter amended from time to time.

2.15 "Shares" means shares of the Company's common stock.

2.16 "Target Award" means the target award payable under the Plan to a Participant for the Performance Period as determined by the Committee in accordance with Section 3.3.

SECTION 3.
SELECTION OF PARTICIPANTS AND DETERMINATION OF AWARDS

3.1 Selection of Participants

The Committee, in its sole discretion, shall select the Employees of the Company who shall be Participants for any Performance Period. The Committee, in its sole discretion, also may designate as Participants one or more individuals (by name or position) who are expected to become Employees during a Performance Period. Participation in the Plan is in the sole discretion of the Committee, and on a Performance Period by Performance Period basis. Accordingly, an Employee who is a Participant for a given Performance Period in no way is guaranteed or assured of being selected for participation in any subsequent Performance Period.

3.2 Determination of Performance Goals

The Committee, in its sole discretion, shall establish the Performance Goals for each Participant for the Performance Period. Such Performance Goals shall be set forth in writing. The Performance Goals may differ from Participant to Participant and from award to award. The Committee shall also determine and set forth in writing whether any significant elements shall be included in or excluded from the calculation of any Performance Goal with respect to any Participants, including (a) restructurings, discontinued operations, extraordinary items, and other unusual or non-recurring charges, (b) an event either not directly related to the operations of the Company or not within the reasonable control of the Company's management, or (c) the cumulative effects of tax or accounting changes in accordance with U.S. generally accepted accounting principles.

3.3 Determination of Target Awards

The Committee, in its sole discretion, shall establish a Target Award for each Participant. Each Participant's Target Award shall be determined by the Committee in its sole discretion, and each Target Award shall be set forth in writing. The Target Award may be denominated by reference to a percentage of base salary, a number of Shares or an amount of cash.

3.4 Determination of Payout Formula or Formulae

The Committee, in its sole discretion, shall establish a Payout Formula or Formulae for purposes of determining the Actual Award (if any) payable to each Participant. Each Payout Formula shall (a) be in writing, (b) be based on a comparison of actual performance to the Performance Goals, (c) provide for the payment of a Participant's Target Award if the Performance Goals for the Performance Period are achieved, and (d) provide for an Actual Award greater than or less than the Participant's Target Award, depending upon the extent to which actual performance exceeds or falls below the Performance Goals. Notwithstanding the preceding, no Participant's Actual Award(s) under the Plan may, for any period of three (3) consecutive Fiscal Years, exceed $15,000,000 or 6,000,000 Shares.

3.5 Date for Determinations

The Committee shall make all determinations under Section 3.1 through 3.4 on or before the latest possible date that will not jeopardize a Target Award or Actual Award's qualification as performance-based compensation under Section 162(m) of the Code. Such date is expected to be the earlier of (i) 90 days after the commencement of each Performance Period or (ii) the expiration of 25% of the Performance Period.

3.6 Determination of Actual Awards

After the end of each Performance Period, the Committee shall certify in writing (for example, in its meeting minutes) the extent to which the Performance Goals applicable to each Participant for the Performance Period were achieved or exceeded. The Actual Award for each Participant shall be determined by applying the Payout Formula to the level of actual performance which has been certified by the Committee. Notwithstanding any contrary provision of the Plan, the Committee, in its sole discretion, may (a) eliminate or reduce the Actual Award payable to any Participant below that which otherwise would be payable under the Payout Formula, and (b) determine what Actual Award, if any, will be paid in the event of a Termination of Service prior to the end of the Performance Period.

SECTION 4.
PAYMENT OF AWARDS

4.1 Right to Receive Payment

Each Actual Award that may become payable under the Plan shall be paid solely from the general assets of the Company. Nothing in this Plan shall be construed to create a trust or to establish or evidence any Participant's claim of any right other than as an unsecured general creditor with respect to any payment to which he or she may be entitled.

4.2 Timing of Payment

Payment of each Actual Award shall be made as soon as practicable, but no later than two and one-half months after the end of the Performance Period during which the Award was earned and the certification of the Committee provided for in Section 3.6.

4.3 Form of Payment

Each Actual Award shall be paid in cash (or its equivalent) or Shares in a single lump sum, except as otherwise determined by the Committee, in its sole discretion. To the extent an Actual Award, in whole or in part, is payable in Shares, such Shares shall be granted under the Company's 1993 Long-Term Incentive Plan or such other shareholder approved plan of the Company providing for payment of Shares as the Committee may determine. If (a) a Target Award denominated in cash is paid in Shares or (b) a Target Award denominated in Shares is paid in cash, the amount of cash or Shares shall be determined based on the closing per share selling price for Shares as quoted on the New York Stock Exchange on the date payment of the Actual Award would otherwise have been made.

4.4 Payment in the Event of Death

If a Participant dies prior to the payment of an Actual Award earned by him or her prior to death for a prior Performance Period, the Award shall be paid to administrator or representative of his or her estate, except as provided in Section 6.6.

SECTION 5.
ADMINISTRATION

5.1 Committee is the Administrator

The Plan shall be administered by the Committee. The Committee shall consist of not less than two (2) members of the Board. The members of the Committee shall be appointed from time to time by, and serve at the pleasure of, the Board. Each member of the Committee shall qualify as an "outside director" under Section 162(m) of the Code. If it is later determined that one or more members of the Committee do not so qualify, actions taken by the Committee prior to such determination shall be valid despite such failure to qualify. Unless otherwise determined by the Board, the Plan shall be administered by the Compensation Committee of the Board.

5.2 Committee Authority

It shall be the duty of the Committee to administer the Plan in accordance with the Plan's provisions. The Committee shall have all powers and discretion necessary or appropriate to administer the Plan and to control its operation, including, but not limited to, the power to (a) determine which Employees shall be granted awards, (b) prescribe the terms and conditions of awards, (c) interpret the Plan and the awards, (d) adopt such procedures and subplans as are necessary or appropriate to permit participation in the Plan by Employees who are foreign nationals or employed outside of the United States, (e) adopt rules for the administration, interpretation and application of the Plan as are consistent therewith, and (f) interpret, amend or revoke any such rules.

5.3 Decisions Binding

All determinations and decisions made by the Committee, the Board, and any delegate of the Committee pursuant to the provisions of the Plan shall be final, conclusive, and binding on all persons, and shall be given the maximum deference permitted by law.

5.4 Delegation by the Committee

The Committee, in its sole discretion and on such terms and conditions as it may provide, may delegate all or part of its authority and powers under the Plan to one or more directors and/or officers of the Company; provided, however, that the Committee may delegate its authority and powers only to the extent consistent with applicable laws (including the provisions of Section 162(m) of the Code) and the rules and regulations of the principal securities market on which the Company's securities are listed or qualified for trading.

SECTION 6.
GENERAL PROVISIONS

6.1 Tax Withholding

The Company (or an Affiliate) shall withhold all applicable taxes from any Actual Award, including any federal, state and local taxes (including, but not limited to, the Participant's FICA and SDI obligations).

6.2 No Effect on Employment or Service

Nothing in the Plan shall interfere with or limit in any way the right of the Company to terminate any Participant's employment or service at any time, with or without cause. For purposes of the Plan, transfer of employment of a Participant between the Company and any one of its Affiliates (or between Affiliates) shall not be deemed a termination of employment or service. Employment with the Company and its Affiliates is on an at-will basis only. The Company and its Affiliates expressly reserve the right, which may be exercised at any time and without regard to when during a Performance Period such exercise occurs, to terminate any individual's employment or service with or without cause, and to treat him or her without regard to the effect which such treatment might have upon him or her as a Participant.

6.3 Participation

No Employee shall have the right to be selected to receive an award under this Plan, or, having been so selected, to be selected to receive a future award.

6.4 Indemnification

Each person who is or shall have been a member of the Committee, or of the Board, shall be indemnified and held harmless by the Company against and from (a) any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action taken or failure to act under the Plan or any award, and (b) from any and all amounts paid by him or her in settlement thereof, with the Company's approval, or paid by him or her in satisfaction of any judgment in any such claim, action, suit, or proceeding against him or her, provided he or she shall give the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company's Certificate of Incorporation or Bylaws, by contract, as a matter of law, or otherwise, or under any power that the Company may have to indemnify them or hold them harmless.

6.5 Successors

All obligations of the Company under the Plan, with respect to awards granted hereunder, shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business or assets of the Company.

6.6 Beneficiary Designations

If permitted by the Committee, a Participant under the Plan may name a beneficiary or beneficiaries to whom an Actual Award that a Participant has earned shall be paid in the event of the Participant's death. Each such designation shall revoke all prior designations by the Participant and shall be effective only if given in a form and manner acceptable to the Committee. In the absence of any such designation, any Actual Award remaining unpaid at the Participant's death shall be paid to the Participant's estate.

6.7 Nontransferability of Awards

No award granted under the Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will, by the laws of descent and distribution, or to the limited extent provided in Section 6.6. All rights with respect to an award granted to a Participant shall be available during his or her lifetime only to the Participant.

6.8 Deferrals

The Committee, in its sole discretion, may permit a Participant to defer receipt of the payment of cash or Shares that would otherwise be delivered to a Participant under the Plan. Any such deferral elections shall be subject to such rules and procedures as shall be determined by the Committee in its sole discretion and shall be under a plan or arrangement consistent with the requirements of Section 409A of the Code.

SECTION 7.
AMENDMENT, TERMINATION AND DURATION

7.1 Amendment, Suspension or Termination

The Board or the Committee, each in its sole discretion, may amend or terminate the Plan, or any part thereof, at any time and for any reason. The amendment, suspension or termination of the Plan shall not, without the consent of the Participant, alter or impair any rights or obligations under any Target Award theretofore granted to such Participant. No award may be granted during any period of suspension or after termination of the Plan.

7.2 Duration of the Plan

The Plan shall commence on the date specified herein, and subject to Section 7.1 (regarding the Board's or the Committee's right to amend or terminate the Plan), shall remain in effect thereafter.

SECTION 8.
LEGAL CONSTRUCTION

8.1 Gender and Number

Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine; the plural shall include the singular and the singular shall include the plural.

8.2 Severability

In the event any provision of the Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

8.3 Requirements of Law

The granting of awards under the Plan shall be subject to all applicable laws, rules and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required.

8.4 Governing Law

The Plan and all awards shall be construed in accordance with and governed by the laws of the State of California, but without regard to its conflict of law provisions.

8.5 Captions

Captions are provided herein for convenience only, and shall not serve as a basis for interpretation or construction of the Plan.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended March 31, 2007

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ___________ to ___________

Commission file number 1-13449

QUANTUM CORPORATION

(Exact name of Registrant as specified in its charter)

Delaware	**94-2665054**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
1650 Technology Drive Suite 700, San Jose, California	**95110**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: (408) 944-4000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
QUANTUM CORPORATION-DLT & STORAGE SYSTEMS GROUP COMMON STOCK	NEW YORK STOCK EXCHANGE
RIGHTS TO PURCHASE SERIES B JUNIOR PARTICIPATING PREFERRED STOCK	NEW YORK STOCK EXCHANGE

Securities registered pursuant to Section 12(g) of the Act:

4.375% CONVERTIBLE SUBORDINATED NOTES DUE 2010

Indicate by check mark whether the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES [ ] NO [X]

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. YES [ ] NO [X]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES [X] NO [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (229.405 of this chapter) is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by checkmark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. (See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act).

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [X]

The aggregate market value of Quantum Corporation's common stock, $0.01 par value per share, held by nonaffiliates of the Registrant was approximately $218.0 million on September 30, 2006, the last day of the Registrant's most recently completed second fiscal quarter, based on the closing sales price of the Registrant's common stock on that date on the New York Stock Exchange. For purposes of this disclosure, shares of common stock held by persons who hold more than 5% of the outstanding shares of common stock and shares held by officers and directors of the Registrant have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily conclusive.

As of the close of business on May 31, 2007, there were approximately 199.2 million shares of Quantum Corporation's common stock issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The Registrant's definitive Proxy Statement for the Annual Meeting of Stockholders to be held on August 17, 2007, which the Registrant will file with the Securities and Exchange Commission within 120 days after the end of the fiscal year covered by this report, is incorporated by reference in Part III of this Form 10-K to the extent stated herein.

INDEX

		Page Number
PART I		
Item 1	Business	3
Item 1A	Risk Factors	15
Item 1B	Unresolved Staff Comments	26
Item 2	Properties	26
Item 3	Legal Proceedings	27
Item 4	Submission of Matters to a Vote of Security Holders	27
PART II		
Item 5	Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	27
Item 6	Selected Financial Data	28
Item 7	Management's Discussion and Analysis of Financial Condition and Results of Operations	29
Item 7A	Quantitative and Qualitative Disclosures About Market Risk	51
Item 8	Financial Statements and Supplementary Data	52
Item 9	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	91
Item 9A	Controls and Procedures	91
Item 9B	Other information	92
PART III		
Item 10	Directors and Executive Officers of the Registrant	92
Item 11	Executive Compensation	93
Item 12	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	93
Item 13	Certain Relationships and Related Transactions	93
Item 14	Principal Accountant Fees and Services	93
PART IV		
Item 15	Exhibits and Financial Statement Schedules	94
SIGNATURE		99
POWER OF ATTORNEY		100

PART I

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements in this report usually contain the words "will," "estimate," "anticipate," "expect", "believe" or similar expressions and variations or negatives of these words. All such forward-looking statements including, but not limited to, (1) our expectation that we will continue to derive a substantial majority of our revenue from products based on our tape technology; (2) our expectations regarding the amounts and timing of any future restructuring charges, including cost savings resulting therefrom; (3) our belief that strong competition in the tape drive, tape media and tape automation systems markets will result in further price erosion; (4) our belief that we have sufficient resources to cover the remaining tax liability under the Tax Sharing and Indemnity Agreement with Maxtor; (5) our belief that our existing cash and capital resources will be sufficient to meet all currently planned expenditures and sustain our operations for the next 12 months; (6) our expectation that we will return to profitability; (7) our goals for our future operating performance, including our revenue growth, amount and mix, our expectations regarding revenue, gross margin and operating expenses for fiscal 2008 and our cash flows; (8) our belief that our ultimate liability in any infringement claims made by any third parties against us will not be material to us; (9) our belief that we may make additional acquisitions in the future; (10) our expectations about the timing and maximum amounts of our future contractual payment obligations; (11) our belief that our total foreign exchange rate exposure is not significant; (12) our expectations regarding the benefits of our acquisition of ADIC, including that the combined company will allow us to grow our business and improve our results of operations; (13) our expectations regarding the timing of recognized compensation costs related to our equity awards; (14) our expectations relating to our growth into disk, software and services markets , (15) our expectations regarding our ongoing efforts to reduce our cost structure, including facilities and workforce reductions, (16) our expectations relating to the Quantum Alliance Reseller Program, (17) our assessment of the debt market and our opportunity to refinance our debt at better terms and improved covenants; and (18) our business objectives, key focuses, opportunities and prospects are inherently uncertain as they are based on management's expectations and assumptions concerning future events, and they are subject to numerous known and unknown risks and uncertainties. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. As a result, our actual results may differ materially from the forward-looking statements contained herein. Factors that could cause actual results to differ materially from those described herein include, but are not limited to, (1) the amount of orders received in future periods; (2) our ability to timely ship our products; (3) uncertainty regarding IT spending and the corresponding uncertainty in the demand for tape drives and tape automation products; (4) our ability to realize anticipated benefits from the ADIC acquisition; (5) our ability to achieve anticipated pricing, cost and gross margin levels, particularly on tape drives, given lower volumes and continuing price and cost pressures; (6) the successful execution of our strategy to expand our businesses into new directions; (7) our ability to successfully introduce new products; (8) our ability to achieve and capitalize on changes in market demand; (9) our ability to pay down the principal and interest on our indebtedness; (10) our ability to maintain supplier relationships; and (11) those factors discussed under "Risk Factors" in Item 1A. in this Annual Report on Form 10-K. Our forward-looking statements are not guarantees of future performance. We disclaim any obligation to update information in any forward-looking statement.

ITEM 1. Business

Business Description

Quantum Corporation ("Quantum", the "Company", "us" or "we") (NYSE:Q™) founded in 1980, is a leading global storage company specializing in backup, recovery and archive. Combining focused expertise, customer-driven innovation, and platform independence, we provide a comprehensive, integrated range of disk, tape and software solutions supported by our sales and service organization. We work closely with a broad network of value-added resellers ("VARs"), original equipment manufacturers ("OEMs") and other suppliers to meet customers' evolving data protection needs. Our stock is traded on the New York Stock Exchange.

In August 2006, we acquired Advanced Digital Information Corporation ("ADIC"). The combined company offers a broad range of solutions in the data storage market, providing performance and value to organizations of all sizes, from Global 2000 enterprises to small businesses and satellite offices. We have a broad portfolio of disk-based backup solutions and are a leading provider of tape libraries and autoloaders, as well as a top supplier of tape drives and media. Our data management software provides technology for shared workflow applications and multi-tiered archiving in high-performance, large-scale storage environments. In addition, our service plan includes a broad range of coverage options to provide the level of support for the widest possible range of IT environments, with service available in 180 countries.

In previous years, we reported two data storage business segments: Tape Drive and Storage Systems. Beginning with the first quarter of fiscal 2007, we began reporting one business segment as a result of organizational changes. These changes include the integration of marketing, sales and research and development functions to enhance product positioning and to lower the cost platforms within our business. As a result of these integration efforts, discrete financial information for these former segments is no longer tracked below the gross margin level, and management no longer measures operating performance nor makes resource allocation decisions on a segmented basis.

While continuing to develop and introduce new products in the storage market, we have also continued to take steps to reduce costs in order to return to profitability and rationalize our operations following various acquisitions. Since 2001, our business has experienced increased competition from other data storage and computer equipment manufacturers and a continuously challenging operating environment as evidenced by both operating and net losses. In recent years, the difficult market conditions often created pressures that resulted in generally lower unit prices, lower unit sales, or both. We have taken numerous cost reduction actions and have acquired companies with complementary technologies to increase our market share, improve our competitive position and offset the impact of recent financial trends. These steps are aimed at returning us to profitability.

Strategy Update

In fiscal 2006, we implemented a number of actions to improve our future performance and establish a strong foundation for us to compete in the storage solutions market with a focus on backup, recovery and archive. In fiscal 2007, we continued to implement actions to improve our future performance and competitive position in the market. One of our more notable actions was our acquisition of ADIC. In acquiring ADIC, we defined three primary objectives: (1) to expand market access, mainly by building a stronger branded business; (2) to create a stronger growth platform, particularly by expanding our disk-based backup systems and software businesses; and (3) to improve our financial position, taking advantage of cost reduction actions and enhanced revenue and profit opportunities. With this acquisition, we have expanded our market access, increased our product offerings, integrated technology from both companies into existing and new products and created opportunities for growth. Additionally, in fiscal 2007, we continued to streamline our operations to control costs while introducing new products and gaining market acceptance on our newer products.

Customers' backup, recovery and archive challenges are complex and rapidly evolving, and the need for a category expert is essential to success. We believe that our global scale and vertical integration in tape products, along with our growing branded business strength and decreasing cost structure, position us to build a strong, profitable storage systems business and improve our results of operations. In both the disk-based backup and software areas, we recently announced new products that leverage the combined technology of both companies and represent the first steps in executing on our integrated roadmap.

Our priorities are focused on two key strategies. First, we want to create a growth platform beyond tape with solutions that include disk, software and services that are optimized for tiered storage environments. We will remain vigilant in identifying opportunities that will provide for gross margin and overall cost structure improvements. In addition, we want to build on our independent tape business by capitalizing on our unique position as an independent developer of tape drives, tape media and automation systems.

We have a common customer base in the enterprise and larger midrange business segment whose storage needs are met by our tape automation and disk-based data protection solutions. Our strategy is to grow this market segment with our current product and service offerings to meet these customers' growing needs. Further, we expect to grow in targeted vertical markets as our expanded sales force and channel partners create increased growth opportunities.

Another strategic tenet is to grow revenue in the small and medium business segments. We have a strong portfolio of products to meet the varied needs of this customer base and will leverage our sales and marketing and channel efforts to provide tape drives, tape media and low-end tape automation product solutions. Further, we have introduced new products, such as GoVault™, and will continue to provide new technology solutions to meet the various needs within this market segment.

We also intend to enhance media and technology license opportunities by maintaining our current royalty revenue stream with increased Linear Tape Open ("LTO"®) royalties to offset declining Digital Linear Tape ("DLT"®) royalties. To augment our royalty revenue stream, we continue to build upon our strong intellectual property portfolio and pursue beneficial licensing opportunities.

We have aligned our internal structure to implement these strategic actions as we continue to reduce costs from our various internal actions, expand our market access and introduce new products and technologies that meet the ever-growing needs in the backup, archive and recovery storage market. We continue our focus on expanding our disk-based data protection solutions including de-duplication and replication technologies and interface flexibility. In the tape automation area, we continue to expand our service offerings, strategic partnerships and value-add features.

We also see opportunity as several key competitors struggle with the impact of industry consolidation and product transitions. This enables us to capitalize on our strengths to increase our market share in more mature markets and grow our position in newly emerging markets. There are numerous risks to the successful execution of our business plans. For a discussion of some of the risks and uncertainties that impact our business, see "Risk Factors" in Item 1A of Part I of this Form 10-K.

Industry Background

Information technology departments in businesses and government offices face an expanding set of problems with storing their data. Digitization has become nearly universal, with a variety of information now relying on digital format as its primary form. This phenomenon applies to business-critical records of all kinds, including documents, images and communications, as well as to the actual products of entire industries, including rich media production services and television broadcasting. Intensifying the impact of this data wave is the rise of broadband communications and the ease of copying and moving records among users and sites. With a single mouse click, multiple copies of the same file—a picture, a presentation, a video clip, a spreadsheet—are sent to servers around the world, and copied over and over again.

The net effect is a rapid increase in the total amount of data being stored and managed, an increase that may outpace any change in fundamental business activity. The data storage requirements of virtually every company increase year after year, whether or not the business is growing.

Adding to the complexity of the data-management task are regulatory and economic issues. Virtually every company has regulatory requirements from different organizations that recognize the critical value of this data and that mandate both its long-term preservation and rapid access. Different industries are affected by different regulations, and the interpretation of requirements is not always straightforward; however, organizations of all types recognize the significance of storing and protecting their data over time. At the same time, IT organizations find themselves under pressure to increase operational efficiencies by doing more with the same, or reduced, staff levels. IT departments have come to expect that every year they will face the problem of how to manage more data, in more places.

This situation makes it very difficult for many companies to continue to operate in the ways they had in the past, and it drives a rapidly increasing need for value-add solutions aimed to solve storage problems.

Part of the solution can be found in new technologies associated with storage and with information management:

- Flexible, lower cost, open system client-server platforms using UNIX, Linux and Windows operating systems are replacing mainframe environments.
- Storage media, both fixed and removable, have been developed to provide more capacity and different kinds of capacity at lower cost.
- Data transmission transports, including Fibre Channel and Internet Protocol, have been applied to storage solutions.
- New networking techniques designed specifically for storage have developed, including Storage Area Networks ("SAN") and Network Attached Storage ("NAS").

Each of these technologies, however, can also have the effect of creating additional adoption and integration tasks for IT departments under pressure to keep up with the growth of data and the requirements to manage it. Technologies alone, especially in their early phases, cannot provide the operating leverage that is achieved with a comprehensive data management solution.

Products

As a leading global specialist in backup, recovery and archive, we provide a comprehensive range of disk, tape and software solutions supported by an outstanding sales and service organization. Our solutions are all designed to provide IT departments in a wide variety of organizations with innovative and dependable tools for protecting, retaining and accessing their digital assets. We sell our products via our branded channels and through OEMs such as Dell, Inc. ("Dell"), Hewlett-Packard Company ("HP"), International Business Machines Corporation ("IBM") and Sun Microsystems, Inc. ("Sun"). We divide our products into three broad categories, (1) tape automation systems, (2) data management software and disk-based backup systems and (3) devices and media. The systems category is comprised of tape automation products, disk-based backup systems and data management software. The devices and media category includes removable disk drives, standalone tape drives and media products.

Tape Automation Systems

According to IDC's Worldwide Branded Tape 2006 Vendor Analysis report, we are the world's largest supplier of automated tape systems, in terms of both revenue and unit shipments. Our tape automation portfolio includes autoloaders and entry-level, midrange and enterprise libraries. These products integrate tape drives into a system with automation technology, advanced connectivity and sophisticated management tools. Today, the preferred tape drive format for automation environments is LTO.

Our tape libraries range in size from easy-to-use desk-top units suitable for a small office to storage networking solutions that can protect the largest data center. Our SuperLoader™ 3 autoloader has one tape drive and up to 16 cartridges, whereas our large enterprise-class libraries can hold up to hundreds of drives and thousands of cartridges. Our lead midrange and enterprise libraries - the Scalar® i500™ and Scalar i2000™, respectively - leverage a common, integrated software management approach called iLayer™, which provides monitoring, alerts and diagnostics, thereby reducing service calls, shortening issue resolution time and reducing the time users spend managing backup. The Scalar i500 and Scalar i2000 can also be easily scaled, allowing users to expand the capacity of their libraries as their data grows. In addition, these products include connectivity options to improve backup performance and reliability in SAN environments.

Disk-Based Backup Systems

We launched one of the first open systems virtual tape library ("VTL") products and the first VTL to provide disk-to-tape migration in open systems environments. Today, we offer a broad range of disk solutions for backup and recovery. Our newest solutions, which we began shipping in the fourth quarter of fiscal 2007, are our DXi-Series disk-based backup appliances featuring data de-duplication and replication technologies: the DXi3500 and DXi5500. Data de-duplication is an enabling technology that is fundamentally changing the economics of disk storage and data transmission. By greatly increasing effective disk capacity, data de-duplication enables users to retain backup data on fast recovery disk much longer than possible with conventional disk and significantly reduces the bandwidth needed to move data between sites. We hold a key patent in one of the most common methods of data de-duplication, known as variable-length data de-duplication.

The DXi-Series appliances use this patented data de-duplication technology to expand the amount of backup data users can retain on redundant array independent disk ("RAID") systems by 10 to 50 times. The result is a cost-effective means for IT departments to store backup data on disk for months instead of days, providing high speed restores, increasing available data recovery points and reducing media management. For disaster recovery in distributed environments, the DXi-Series appliances also make wide area network ("WAN") replication practical because of the greatly reduced bandwidth required with data de-duplication. DXi-Series solutions are integrated appliances that are easy to install and use with all leading backup applications. DXi-Series solutions provide leading performance and flexible, easy-to-use interface options including NAS, VTL or mixed presentations, along with Fibre Channel or iSCSI connectivity.

Our new DXi-Series appliance family provides a combination of enhanced enterprise performance and advanced functionality. In addition to data de-duplication, the core set of advanced features of the DXi-Series includes a high performance embedded file system, support for high speed data compression, asynchronous replication and built-in monitoring and diagnostic tools. Our DXi-Series products also offer an extensible foundation for future intelligent backup and archive solutions that will improve data protection for a broad range of customer environments, from remote offices to large enterprise data centers.

In addition to the DXi-Series appliances, we also provide VTL systems for midrange enterprises, our DX3000 and DX5000 products, and high-performance, highly-scalable VTLs for enterprise environments with our DX30, DX100 and Pathlight VX products. These VTLs emulate tape libraries to allow them to more easily back up and restore data than conventional disk systems without requiring users to change backup policies or procedures.

Data Management Software

Our data management software helps businesses with large-scale data needs benefit from workflow efficiencies, storage consolidation and archive management. Designed for open system computing environments, our data management software products allow multiple applications to rapidly access a single data set, increasing productivity and maximizing storage utilization. They also transparently move data based on business value, reducing storage costs while providing embedded data protection. For more than six years, organizations within rich media production and broadcast, the federal government and science and engineering have utilized our data management software to derive more value from their data while controlling costs. Many of these customers now rely on our software as a key technology.

Designed for data-intensive SAN environments, our flagship software solution is StorNext®, data management software that reduces the time and total cost of managing data for end users with large data sets and challenging distributed environments. StorNext provides high-performance shared access to data across different operating systems and storage platforms, and based on user-defined policies, it automatically copies and migrates data between different tiers of storage. The result is a scalable, high-performance data management solution that is designed to optimize the use of SAN storage while ensuring the long-term safety and recoverability of data.

Devices and Media

Our device and media products include removable disk devices as well as a broad family of tape drives and media representing all major tape technology formats including LTO, DLT, DAT/DDS and Travan. We sell performance line and value line tape drive devices to meet the varied needs of our customers.

Our GoVault drive is a removable and ruggedized disk-based backup device which combines attributes of disk and tape. GoVault utilizes a server-embedded dock with removable disk cartridges that can be stored in remote locations for data retention and disaster recovery. GoVault is designed to offer small businesses an alternative to other existing data protection technologies.

Since acquiring Certance Holdings ("Certance") in early 2005, we have offered tape drives and media based on the LTO format, which has become the leading technology in the midrange and open systems enterprise market segment. In fiscal 2007, we launched the LTO-3 HH, a half-height drive that is a cost-effective device that balances price with increased capacity and performance. Our newest generation performance line DLT tape drive is the DLT-S4, and the latest value line DLT tape drive is the DLT-V4. DLT-S4 provides among the industry's highest tape capacity and the lowest media cost per gigabyte ("GB") of storage available today. DLT-V4 offers enterprise-class features with the lowest media cost per GB in its class. In addition, both DLT-S4 and DLT-V4 feature our DLTSage™ suite of intelligent data protection tools that include DLTSage WORM (Write Once, Read Many) and DLTSage Tape Security. Our DAT/DDS tape drives are intended to provide backup, recovery and archive for small businesses, while our Travan drives offer affordable data protection for workstations and entry-level servers.

We also sell a full range of storage media offerings to complement each tape drive technology and satisfy a variety of specific media requirements. Our media includes DLTtape®, LTO Ultrium™, DAT, DDS and Travan data cartridges. Our media is compatible with our drives, autoloaders and libraries as well as other industry products.

For more information about our products, please visit our website at *www.quantum.com*. The contents of our website are not incorporated by reference into this Form 10-K.

Global Services and Warranty

Our global services strategy is an integral component of our total customer solution. Service is typically a significant purchase factor for customers considering data management and storage solutions, and our ability to provide comprehensive service and support can provide us with a noteworthy competitive advantage. In addition, we believe that our ability to retain long-term customer relationships and secure repeat business is frequently tied directly to our service capabilities and performance.

Through the combined use of new technology and traditional service components, we believe we can most effectively meet the dynamic support needs of our customers. StorageCare™ is our comprehensive suite of services designed to best meet our customers' requirements for product support. StorageCare services include StorageCareGuardian™, our remote service feature; Customer Service Center, our web support capability; and Online Service Request, an enhanced online service request tool that includes access to an extensive knowledge base, allowing customers to perform basic troubleshooting themselves. We continue to provide conventional support capabilities such as technical support and on-site services.

Our extensive use of technology and innovative, built-in product intelligence allows us to scale our global services operations to meet the needs of our expanding installed base. We are currently able to provide service to customers in 180 countries, supported by 24-hour, multi-language technical support centers located in North America, Europe and Asia. We provide our customers with warranty coverage on our products. Customers with high availability requirements may also purchase additional service to extend the warranty period, obtain faster response times, or both on our tape automation and disk-based backup systems. We offer this additional support coverage at a variety of response levels up to 24-hours a day, seven-days-a-week, 365-days-a-year, for customers with stringent high-availability needs. Our services and other revenue category includes sales of hardware service contracts as well as repair, installation and professional services.

We generally warrant our products against defects for periods ranging from three to 36 months from the date of sale and provide warranty service on tape drives on a return-to-factory basis. We provide automation systems warranty service from our facilities in Colorado Springs, Colorado and Böehmenkirch, Germany. Jabil Global Service provides screen and repair services in Reynosa, Mexico for North America customers and in Szombathely, Hungary for Europe, Middle East and Africa ("EMEA") customers. Benchmark Electronics, Inc. ("BEI") also provides automation systems warranty service in Redmond, Washington and Huntsville, Alabama. In addition, we utilize various other third party service providers throughout the world to perform tape drive and automation systems services for us in order to reach additional geographic areas and industries in a quality and cost-effective manner.

Research and Development

Our research and development teams have developed multiple generations of Quantum storage products, platforms and software. We continue to focus our research and development efforts on solving crucial issues in storage and data protection. These development efforts are focused on major investments in new disk-based backup devices, appliances and data protection software as well as expansion of our legacy tape drives and tape automation systems. In fiscal 2007, we developed new technology to deliver an enhanced data drive utilizing the material exchange format (MXF) format for rich media and broadcast applications as well as continued enhancements to our new disk-based storage device, the DXi-series products. Our tape device investments include new technology involving data encryption and encryption key management to meet growing data security needs.

Time and investment requirements for new product development tend to be significant in terms of hardware engineering, firmware engineering and the development of tooling for manufacturing. Wherever feasible, we work toward developing software and hardware components that can be used across multiple platforms such as our DXi Series where the hardware and software are common for all customer segments. We have developed a new common architecture that incorporates the StorNext file system with intelligent software platforms such as de-duplication software that we license to customers.

Going forward, we expect to focus on LTO technology to enhance an already solid position in this growing market. We also continue to invest in our enterprise, midrange and entry-level automation platforms resulting in innovative and differentiating technology, features and solutions. We have suspended further development in the DLT and SDLT technologies as we focus our investments in LTO technology as well as new technology for growing market segments of the data storage market. Our disk-based appliances and software development efforts target three major market segments of the data storage market that have led to a shift in the approach and techniques to data protection that are solving the need for ever-increasing data storage products:

- Capacity Optimized Storage (COS) in two areas:
  - Capacity Optimized Virtual Tape Library (COVTL) and
  - Other Capacity Optimized Storage (OCOS);
- Continuous Data Technologies (CDT) and
- WideArea Data Services (WDS)

These products will include sophisticated intellectual property such as de-duplication, many to many (N-N) replication, clustered file system and other solutions. It is our strategy to expand our investment in the rapidly growing market segments that are also producing successful start-up companies. We are focusing our research and development investments in the following main areas:

Capacity Optimized Storage Market

The COS market has been growing at an exponential pace and has been the primary replacement chosen for prior tape based solutions. Within the COS market, COVTL solutions have been growing at a more rapid pace than OCOS solutions. Our research and development efforts are targeted to provide us with more solutions within these rapidly growing markets.

Continuous Data Technologies Market

The CDT market supports granular data capture, allowing administrators to create unlimited numbers of any point-in-time ("APIT") images, which is changing the copy creation environment in enterprises. This technology addresses entire data protection landscapes including backup, recovery, replication, testing, development, archiving, migrations and disaster recovery. It is supplanting nearly all forms of snapshot or other APIT approaches because of improved efficiency and flexibility. Products integrating this technology are becoming mainstream for databases, email and companies' mission-critical electronic information which require the highest high availability (HA) and service level agreements (SLAs).

WideArea Data Services Market

This rapidly growing market encompasses transition control protocol (TCP) optimization, data reduction for replication, email caching and a range of application protocol optimizations which complement COS products and technologies. WAD provides a true IT path to server-less, lean network-efficient branch offices, solving backup and restore problems in remote office, business office (ROBO) settings. WAD products centralize distributed infrastructure such as file and mail servers, NAS and remote office backup systems without affecting remote users. The technology enables world-wide remote file sharing and remote WAN backup and replication that meet backup windows that were previously unachievable.

Our efforts depend on the integration of multiple engineering disciplines to generate products that competitively meet or exceed market needs in a timely fashion. Our new product development is frequently stimulated by the availability of an enhanced or more cost-effective storage capacity device, the emergence of new storage protocols and evolving end user requirements as noted above. We are constantly evaluating alternative technologies that can be incorporated into our products and provide us a competitive advantage. We identify and define new products based on their ability to meet a perceived market need in a rapidly evolving field. Our sales, marketing, product development, engineering, supply chain and global services organizations all contribute to the process of identifying and implementing advances in technology.

We maintain research and development facilities in Boulder, Colorado Springs and Englewood, Colorado; Costa Mesa, Santa Maria, Irvine and San Jose, California; Burnsville, Minnesota; Richardson, Texas and Adelaide, Australia as of March 31, 2007. While we remain committed to a distributed research and development model, we anticipate executing on selected consolidation opportunities which we expect to yield benefits in both innovation and efficiency in certain product development areas.

Sales and Marketing

Our sales and marketing employees are focused exclusively on backup, recovery and archive solutions for our customers. The expertise of our sales and marketing professionals enables us to provide tailored advice and targeted solutions for our end-user customers. Furthermore, since we offer many different ways of protecting data involving disk, tape and software, our recommendations can be broad and are based on what serves the customer best. We rely on an array of channel partners to reach end user customers, which range in size from small businesses to government agencies and large, multinational corporations. Our products are sold under both the Quantum brand name and the names of various OEM customers. Our sales operations are based in Redmond, Washington; San Jose and Irvine, California; Munich; Paris; Singapore and Shanghai, with regional and field offices throughout North America, Europe and Asia.

Quantum Branded Sales Channels

For Quantum-branded products, we utilize VARs, distributors and direct marketing resellers. We also maintain a reseller agreement with EMC Corporation ("EMC"), through which EMC sells Quantum-branded tape libraries to its customer base and through its own network of resellers. Additionally, we sell directly to a select number of large corporate entities and governmental agencies. We believe international markets represent an attractive growth opportunity, particularly for our branded business and continue to expand the scope of our international sales efforts by recruiting talented sales professionals and entering into additional international distributor and reseller relationships.

In January 2007, we implemented a new, integrated Quantum Alliance™ Reseller Program for the Americas. The program allows our channel partners the option to purchase products directly or through distribution and access to a more comprehensive product line. A key element of Quantum Alliance is an online sales assistance tool that simplifies the process of product selection and ordering which enables fast system selection, configuration and ordering of even the most sophisticated systems. The program is designed to provide additional benefits to our partners as they grow their business with us.

OEM Relationships

We sell our products to several OEM customers who generally resell our products under their own brand name and typically assume responsibility for product sales, end user service and support. These OEM relationships enable us to reach end users not served by our branded distribution channels or our direct sales force. They also allow us to sell to select geographic or vertical markets where specific OEMs have exceptional strength. We maintain ongoing discussions with numerous OEMs, including leading systems suppliers, regarding opportunities for our products. We primarily sell our entry-level products through our hardware OEMs.

Fulfillment models vary, but generally require maintaining an inventory of OEM product in third party logistics centers near the OEM's manufacturing or distribution facility. In these relationships, we generally maintain title to products until those products leave the third party logistics location. Service support differs widely from one OEM to another. We provide support ranging from repair and replacement to 24-hour fast exchange to on-site service support for our mid-range and enterprise-class products.

Customers

Customers for our systems products, including tape automation and disk-based backup systems and data management software, include Bell Microproducts, Inc., Dell, EMC, HP, IBM and a variety of other resellers, distributors and OEMs to reach end user customers from small businesses to government agencies and large, multinational corporations. Software OEMs include Cray, Inc., HP and Grass Valley Group, Inc. Our devices and media have achieved broad market acceptance in the mid-range network server market with leading computer equipment manufacturers such as Dell, HP and Sun.

Because the leading computer equipment manufacturers have a dominant share of the computer systems market into which our products are incorporated, our sales are concentrated with several key customers. Greater emphasis on our branded business has reduced the portion of sales to our top five customers in fiscal 2007 and distributed our revenues across a larger number of customers. Our top five customers in fiscal 2007 represented 42% of revenue, compared to 49% of revenue in fiscal 2006 and 52% of revenue in fiscal 2005. Sales to Dell increased to 20% of revenue in fiscal

2007, compared to 18% of revenue in fiscal 2006 and 17% of revenue in fiscal 2005. Sales to HP decreased to 9% of revenue in fiscal 2007, compared to 18% of revenue in fiscal 2006 and 22% of revenue in fiscal 2005. These sales concentrations do not include revenues from sales of our media that were sold directly to our top five customers by our licensees, for which we earn royalty revenue, or revenues from sales of tape libraries sold to our top five customers by our other OEM tape drive customers. We anticipate further expansion of our customer base through our Quantum Alliance Reseller Program and implementing similar channel programs in EMEA and Asia, which would likely distribute our product revenues across a larger number of customers.

Strategic Licensing Partners

Multiple recording tape media manufacturing companies are qualified and licensed to manufacture, use, offer for sale and sell one or more DLTtape and LTO Ultrium media products. License agreements with these companies allow them to independently sell tape media cartridges for which we receive royalty payments. These strategic license agreements expand the market for DLTtape and LTO Ultrium media products and provide customers with multiple channels for obtaining tape media cartridges.

We may enter into licensing agreements with respect to our data de-duplication technology, patents and similar intellectual property which also provides licensing revenues. In fiscal 2007, we licensed one of our patents in a cross-license agreement. In the near term we anticipate licensing to select licensing partners, then further expanding the licensing partner program based on market demand.

Competition

With the acquisition and integration of ADIC, we have significantly strengthened our position as a leading independent supplier of backup, recovery and archive solutions. However, all the markets in which we participate continue to be highly competitive, and in some cases, our competitors in one area are customers or suppliers in another. Several of our competitors have greater financial, technical, manufacturing, marketing and other resources than we do.

In the tape automation market, we primarily compete for midrange and enterprise reseller and end user business with IBM and Sun as well as HP through its OEM relationship with other tape automation suppliers. Competitors for entry-level and OEM tape automation business include BDT Products Inc. and several others that supply or manufacture similar products. In addition, disk-based backup products have emerged as a competitive alternative to tape products and solutions.

Our disk-based backup solutions compete with products sold by EMC, HP, IBM, Network Appliance, Inc. and Sun. A number of our competitors also license technology from competing start-up companies such as FalconStor Software, Inc. and Sepaton, Inc. There are also other start-up companies with which we compete directly such as Data Domain, Inc. Our StorNext software products face competition from Cray, IBM, Isilon Systems, Inc., Silicon Graphics, Inc. and Sun.

At the storage device level, our main competitors in the market for performance tape drives are HP and IBM. Both companies develop and sell their own LTO tape drives, which compete with our DLT-S and LTO offerings. Our value line tape drives, Travan, DAT/DDS and DLT-V, largely compete with those from HP and Tandberg Data. We also face competition from disk-based alternatives, including removable disk drives at the low-end of the market. Although we have our own removable disk drive in GoVault, several other companies sell removable disk drives, such as Imation Corporation, Iomega Corporation and ProStor Systems, Inc.

For a discussion of risks associated with competing technologies, see Part 1, Item 1A, Risk Factors, *"We derive almost all of our revenue from products incorporating tape technology. If competition from alternative storage technologies continues or increases, our business, financial condition and operating results would be materially and adversely harmed."*

Manufacturing

We utilize contract manufacturers to produce certain of our products and manufacture others in our own facilities. We manufacture certain of our tape automation systems, all of our disk-based backup systems and complete final configuration for specified products in our Colorado Springs and Englewood, Colorado facilities. In fiscal 2007 and 2006, our manufacturing facilities also included our Costa Mesa, California location. Some of our tape automation systems and spare parts for use by our OEM customers are produced by our Penang, Malaysia facility and some by Mitsumi via a manufacturing partner relationship with Fotronics in Singapore. As a result of our acquisition of ADIC in August 2006, we acquired a tape automation system and disk-based back up manufacturing facility in Englewood, Colorado and a tape automation system manufacturing relationship with BEI in Huntsville, Alabama and Redmond, Washington.

We produce most of our tape drives and head assemblies for those drives in our Penang, Malaysia facility. Some of the head assemblies for our DLT drives are still produced by Lafe in China, and some of our drives are produced by PSEC in Japan and Indonesia and Mitsumi in the Philippines. The head assemblies for certain PSEC drives are produced in our Penang facility, while others are manufactured by Lafe in China.

Our tape media cartridges are manufactured by third parties. Although we have a small number of contract manufacturers, each manufacturer produces different products. As a result, we have a single source of supply for each product, except for some of our tape media cartridges. In addition, certain components and subassemblies included in our products are obtained from single source suppliers or a limited group of suppliers. Most of these suppliers and our contract manufacturers are located outside the U.S.

We continue to evaluate our manufacturing operations strategy for efficient, cost-effective and quality manufacturing solutions, including our U.S., Asian and European manufacturing and configuration requirements. Implementing our manufacturing operations strategy, we have started consolidating our U.S. manufacturing and final configuration activity into our Colorado Springs, Colorado facility. We also continue strategic sourcing of certain tape automation systems from BEI. In fiscal 2008, we expect to continue consolidating our in-house manufacturing within the U.S. and continue to evaluate our Asian and European manufacturing operations.

Backlog

We manufacture our products based on forecasts of customer demand. We also place inventory in strategic locations in order to enable certain key customers to obtain products on demand. Orders are generally placed by customers on an as-needed basis. Product orders are confirmed and, in most cases, shipped to customers within one week. More complex systems and product configurations often have longer lead times and may include on-site integration and customer acceptance. Since we fill the majority of our orders as they are received, we do not believe our backlog levels are a meaningful indicator of future revenues or material to an understanding of our business.

Information Technology and Infrastructure

We are focused on continuous improvement of our internal business systems and global information technology infrastructure. With our acquisitions of Certance and ADIC over the past two years, we continue to integrate and improve our key business systems to bring the consolidated company onto a single platform designed to provide more streamlined and scalable processes and support of our global functions. We collaborate with several key business partners to integrate business-to-business communication platforms into our technology infrastructure that are designed to increase the efficiency of critical transactional processes.

Technology

We develop and protect our technology and know-how, principally in the field of data storage. We presently hold 449 U.S. patents and have 151 pending U.S. patent applications. In general, these patents have a 20-year term from the first effective filing date for each patent. We also hold a number of foreign patents and patent applications for certain of our products and technologies. Although we believe that our patents and applications have significant value, rapidly changing computer industry technology means that our future success will also depend heavily on the technical competence and creative skills of our employees.

From time to time, third parties have asserted that the manufacture and sale of our products and services have infringed on their patents. We conduct ongoing investigations into the assertions and presently believe that either licenses are not required or that any licenses ultimately determined to be required could be obtained on commercially reasonable terms. However, we cannot provide assurance that such licenses are presently obtainable, or if later determined to be required, could be obtained on commercially reasonable terms.

We have signed a patent cross-licensing agreement with IBM and have agreed to a time-limited, mutual patent, non-assertion agreement with Maxtor covering certain technologies and patents of each party. In fiscal 2006, we entered into a patent cross license agreement with Sun where each party received a license to certain of the other party's patents on a nonexclusive, worldwide basis. In the fourth quarter of fiscal 2007, we signed a patent cross-license agreement with Data Domain covering data de-duplication and other non-tape storage technologies. We may enter into patent cross-licensing agreements with other third parties in the future as part of our normal business activities. These agreements, when and if entered into, would enable us to use certain patents owned by these third parties and to enable these third parties to use certain patents that we own.

Environmental Compliance

We are subject to federal, state, local and international environmental laws and regulations. Compliance with these laws and regulations has not had a material effect on our capital expenditures, earnings or competitive position.

During 2004, the European Union finalized the Waste Electrical and Electronic Equipment (WEEE) directive, which regulates the collection, recovery and recycling of waste from electrical and electronic products, and the Restrictions on the Use of Certain Hazardous Substances in Electrical and Electronic Equipment (RoHS) directive, which bans the use of certain hazardous materials including lead, mercury, cadmium, chromium and halogenated flame-retardants. During 2005 and 2006, member nations undertook legislation for the application of WEEE and RoHS within their borders. Most member countries have finalized their laws as of the end of 2006, and many countries that have finalized laws are just beginning to implement their processes. To comply with the WEEE directive, we are responsible for financing the collection, treatment, disposal and recycling of past and future covered products within those countries in which we operate. To comply with the RoHS directive, we identified alternatives for certain components used in our products and changed certain aspects of our product designs. Future years may bring additional implementation requirements, such as the expiration of current exemptions, and we may need to substantially alter product designs and locate alternate suppliers for critical components used in those products. We continue to evaluate the potential impact that compliance with WEEE and RoHS may have on our results of operations and financial and competitive position.

Employees

We had approximately 2,900 employees worldwide as of March 31, 2007.

Available Information

Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to reports filed pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, are available on our website at www.quantum.com when such reports are available on the Securities and Exchange Commission website. The contents of our website are not incorporated into this Form 10-K.

New York Stock Exchange Certification

We submitted the certification of our Chief Executive Officer required by the New York Stock Exchange ("NYSE") Listing Standards, Section 303A.12(a), relating to Quantum's compliance with the NYSE Corporate Governance Listing Standards, to the NYSE on September 27, 2006 with no qualifications.

EXECUTIVE OFFICERS OF QUANTUM CORPORATION

Set forth below are the names, ages (as of June 1, 2007), positions and offices held by, and a brief account of the business experience of each executive officer of Quantum.

Name	Age	Position with Quantum
Barbara L. Barrett	58	Vice President, Human Resources
Richard E. Belluzzo	53	Chairman and Chief Executive Officer
William C. Britts	48	Executive Vice President, Sales, Marketing and Service
Stephen P. Dalton	48	Senior Vice President, Tiered Storage Systems Engineering
Jon W. Gacek	45	Executive Vice President and Chief Financial Officer
Shawn D. Hall	38	Vice President, General Counsel and Secretary

Ms. Barrett joined Quantum in 1999 and has been Vice President of Human Resources since July 2003. Prior to assuming her current role, Ms. Barrett held other human resources management positions within the Company, most recently Vice President, Human Resources of the DLTtape business. Before joining Quantum, Ms. Barrett held leadership positions at companies in the telecommunications and utilities industries in a variety of human resource functions, including compensation, training, consulting and organizational development.

Mr. Belluzzo has been Chief Executive Officer since joining the Company in September 2002 and Chairman of the Board since July 2003. Before joining Quantum, from September 1999 to May 2002, Mr. Belluzzo held senior management positions with Microsoft Corp., most recently as President and Chief Operating Officer. Prior to Microsoft, from January 1998 to September 1999, Mr. Belluzzo was Chief Executive Officer of Silicon Graphics Inc. Before his tenure at Silicon Graphics, from 1975 to January 1998, Mr. Belluzzo was with Hewlett-Packard, most recently as Executive Vice President of the computer organization. Currently Mr. Belluzzo is a member of the board of directors of PMC-Sierra, as well as JDS Uniphase, and is a member of the board of trustees for Golden Gate University.

Mr. Britts became Executive Vice President of Sales, Marketing and Service in August 2006, upon Quantum's acquisition of ADIC. Before joining Quantum, Mr. Britts was the Co-Executive Vice President of Products, Sales and Service at ADIC. In his 12 years at ADIC, he held numerous leadership positions, including Executive Vice President of Worldwide Sales and Marketing, Vice President of Sales and Marketing and Director of Marketing. Prior to ADIC, Mr. Britts held a number of marketing and sales positions at Raychem Corp. and its subsidiary, Elo TouchSystems.

Mr. Dalton became Senior Vice President of Engineering for Quantum's Tiered Storage Systems in October 2006. Prior to joining Quantum, Mr. Dalton was General Manager, SAN Business Unit, of Broadcom Corporation's enterprise storage business where he started after the acquisition of Gadzoox Networks, Inc. in which he was President and CEO. He previously served as General Manager for Americas for Force Computers, Inc. ("Force"). Prior to Force, Mr. Dalton served in the Office of the President and Vice President Development at Auspex Systems, Inc. and was the President and Chief Operating Officer of Streamlogic Corporation after an acquisition of FWB Software where he was the Vice President of Engineering.

Mr. Gacek joined Quantum as Executive Vice President and Chief Financial Officer in August 2006, upon Quantum's acquisition of ADIC. Previously, he served as the Chief Financial Officer at ADIC from 1999 to 2006 and also led Operations during his last two years there. Prior to ADIC, Mr. Gacek was an audit partner at PricewaterhouseCoopers LLP and led the Technology Practice in the firm's Seattle office. While at PricewaterhouseCoopers LLP, he assisted several private equity investment firms with a number of mergers, acquisitions, leveraged buyouts and other transactions. Mr. Gacek serves on the board of directors for Loud Technologies, Inc. and HouseValues, Inc.

Mr. Hall joined Quantum in 1999 as Corporate Counsel and assumed the role of Vice President, General Counsel and Secretary in 2001. Prior to Quantum, Mr. Hall worked at the law firms of Skadden, Arps and Willkie Farr & Gallagher, where he practiced in the areas of mergers and acquisitions and corporate finance, representing numerous public and private technology companies.

ITEM 1A. Risk Factors

RISK FACTORS

THE READER SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW, TOGETHER WITH ALL OF THE OTHER INFORMATION INCLUDED IN THIS ANNUAL REPORT ON FORM 10-K, BEFORE MAKING AN INVESTMENT DECISION. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES FACING QUANTUM. ADDITIONAL RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN TO US OR THAT ARE CURRENTLY DEEMED IMMATERIAL MAY ALSO IMPAIR OUR BUSINESS AND OPERATIONS. THIS ANNUAL REPORT ON FORM 10-K CONTAINS "FORWARD-LOOKING" STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. PLEASE SEE PAGE 3 OF THIS REPORT FOR ADDITIONAL DISCUSSION OF THESE FORWARD-LOOKING STATEMENTS.

A large percentage of our sales come from a few customers, and these customers have no minimum or long-term purchase commitments. The loss of, or a significant reduction in demand from, one or more key customers could materially and adversely affect our business, financial condition and operating results.

Our sales have been and continue to be concentrated among a few customers. Sales to our top five customers in fiscal 2007 represented 42% of total revenue. This sales concentration does not include revenues from sales of our media that our licensees sold to our top five customers, for which we earn royalty revenue. Furthermore, customers are not obligated to purchase any minimum product volume and our relationships with our customers are terminable at will. In fiscal 2007, sales to Dell contributed approximately 20% of our revenue. If we experience a significant decline in revenue from Dell, we could be materially and adversely affected.

In addition, many of our tape products are primarily incorporated into larger storage systems or solutions that are marketed and sold to end-users by our large OEM customers. Because of this, we have limited market access to these end-users, limiting our ability to reach and influence their purchasing decisions. These market conditions further our reliance on these large OEM customers. Thus if they were to significantly reduce, cancel or delay their orders with us, our results of operations could be materially adversely affected.

In connection with the acquisition of ADIC, we drew on our $500 million credit facility with Key Bank, substantially increasing our debt service obligations and constraining our ability to operate our business. Unless we are able to generate sufficient cash flows from operations to meet these debt obligations, our business financial condition and operating results will be materially and adversely affected.

In connection with our acquisition of ADIC, we borrowed $496.5 million under our credit facility with KeyBank, adding a significant amount of indebtedness and interest expense to our obligations. As of March 31, 2007, the total amount outstanding under the credit facility was $362.5 million. Our level of indebtedness presents significant risks to investors, both in terms of the constraints that it places on our ability to operate our business and because of the possibility that we may not generate sufficient cash to pay the principal of and interest on our indebtedness as it becomes due.

Our substantial debt could have important consequences, such as:

- Making it more difficult or impossible for us to make payments on our convertible subordinated notes or any other indebtedness or obligations;
- Requiring us to dedicate a significant portion of our cash flow from operations and other capital resources to debt service, thereby reducing our ability to fund working capital, capital expenditures, research and development and other cash requirements;
- Increasing our vulnerability to adverse economic and industry conditions;
- Limiting our flexibility in planning for, or reacting to, changes and opportunities in, the electronics manufacturing industry, which may place us at a competitive disadvantage; and
- Limiting our ability to incur additional debt on acceptable terms, if at all.

In addition, there is a risk that we may not be able to repay our debt obligations as they become due. We have incurred significant losses since 2001. Our ability to meet our debt service obligations (and fund our working capital, capital expenditures, acquisitions, research and development and other general corporate needs) will depend upon our ability to generate sufficient cash flow from operations. We cannot provide assurance that we will generate sufficient cash flow from operations to service these debt obligations, or that future borrowings or equity financing will be available to us on commercially reasonable terms or at all, or available in an amount sufficient to enable us to pay our debt obligations or fund our other liquidity needs. Unless we are able to improve our cash flows from operations we may not generate sufficient cash flow to service our debt obligations, which would require that we reduce or delay capital expenditures and/or sell assets, thereby affecting our ability to remain competitive and materially and adversely affecting our business. Such a failure to repay our debt obligations when due would also result in our default under our loan agreements, which would give our lenders the right to seize all of our assets. Any such inability to meet our debt obligations would therefore have a material and adverse effect on our business, financial condition and results of operations.

Our credit agreement contains various covenants that limit our discretion in the operation of our business, which could have an adverse effect on our business, financial condition and results of operations.

Our credit agreement contains numerous restrictive covenants that require us to comply with and maintain certain financial tests and ratios, thereby restricting our ability to:

- Incur debt;
- Incur liens;
- Redeem or prepay subordinated debt;
- Make acquisitions of businesses or entities or sell certain assets;
- Make investments, including loans, guarantees and advances;
- Make capital expenditures beyond a certain threshold;
- Engage in transactions with affiliates;
- Pay dividends or engage in stock repurchases; and
- Enter into certain restrictive agreements.

Our ability to comply with covenants contained in our credit agreement may be affected by events beyond our control, including prevailing economic, financial and industry conditions. Even if we are able to comply with all covenants, the restrictions on our ability to operate our business could harm our business by, among other things, limiting our ability to take advantage of financings, mergers, acquisitions and other corporate opportunities. In addition, we may seek to refinance certain of our indebtedness in the future. We cannot assure you that additional financing will be available on terms favorable to us, or at all.

Our credit agreement is secured by a pledge of all of our assets. If we were to default under our credit agreement and were unable to obtain a waiver for such a default, the lenders would have a right to foreclose on our assets in order to satisfy our obligations under the credit agreement. Any such action on the part of the lenders against us could have a materially adverse impact on our business, financial condition and results of operations.

In prior year periods, we violated certain financial covenants under our credit agreement and received waivers or amendments for such violations. If in the future we violate financial covenants, it could materially and adversely impact our financial condition and liquidity.

If our operating results do not improve in the future and we violate any financial or reporting covenant in our credit agreement and receive a notice of default letter from our bank group, our credit line could become unavailable, and any amounts outstanding could become immediately due and payable.

Without the availability of the credit agreement, we would have to rely on operating cash flows and debt or equity arrangements other than the credit agreement, if such alternative funding arrangements are available to us at all, in order to maintain sufficient liquidity. If we were not able to obtain sufficient cash from our operations or from these alternative funding sources under such circumstances, our operations, financial condition and liquidity would be materially and adversely affected.

We derive almost all of our revenue from products incorporating tape technology. If competition from alternative storage technologies continues or increases, our business, financial condition and operating results would be materially and adversely harmed.

We derive almost all of our revenue from products that incorporate some form of tape technology and we expect to continue to derive a substantial majority of our revenue from these products for the foreseeable future. As a result, our future operating results depend on the continued market acceptance of products employing tape drive technology. Our tape products, including tape drives and automation systems, are increasingly challenged by products using hard disk drive technology, such as Virtual Tape Libraries (VTL), standard disk arrays and Network Attached Storage (NAS). Hard disk drives have experienced a trend toward lower prices while capacity and performance have increased. If disk-based backup products gain comparable or superior market acceptance, or their costs decline far more rapidly than tape drive and media costs, the competition resulting from these products would increase as customers migrate toward them. We are working to address this risk through our own targeted investment in disk-based products and other alternative technologies, but if we are not successful in our efforts, our business, financial condition and operating results would be materially and adversely affected.

Competition has increased, and may increasingly intensify, in the tape drive and tape automation markets as a result of competitors introducing products based on new technology standards, which could materially and adversely affect our business, financial condition and results of operations.

We compete with companies that develop, manufacture, market and sell tape drive and tape automation products. The principal competitors for our tape drive products include Hewlett-Packard, IBM and Sony. These competitors are aggressively trying to advance and develop new technologies and products to compete against our technologies and products. For instance, LTO technology, which was developed by Certance, Hewlett-Packard and IBM, targets the high-capacity data backup market and competes directly with our products based on Super DLTtape™ technology. Hewlett-Packard and IBM thus compete not only with our Super DLTtape™ products but now compete with the LTO product offerings that we acquired through our acquisition of Certance. This competition has resulted in a trend, which is expected to continue, toward lower prices and lower margins earned on our DLTtape® and Super DLTtape™ drives and media. Additionally, over the last two years, our DLT and Super DLTtape™ drives have lost market share to LTO based products, and we cannot provide assurance that our tape technology based products will not continue to lose market share to LTO based products in the future. These factors, and additional factors, such as the possibility of industry consolidation, when combined with the current environment of intense competition, which has resulted in reduced shipments of our tape drive products, could result in a further reduction in our prices, volumes and margins, which could materially and adversely impact our business, financial condition and results of operations.

Our tape automation products compete with product offerings of Dell, EMC IBM and Sun, which offer tape automation systems incorporating DLTtape® and Super DLTtape™ technology as well as LTO technology. Increased competition has resulted in increased price competition. If this trend continues or worsens, if competition further intensifies, or if industry consolidation occurs, our sales and gross margins could decline, which could materially and adversely affect our business, financial condition and results of operations.

From time to time we make acquisitions, such as the recent acquisition of ADIC. The failure to successfully integrate recent or future acquisitions could harm our business, financial condition and operating results.

As a part of our business strategy, we have in the past and expect in the future to make acquisitions, or significant investments in, complementary companies, products or technologies, such as the recent acquisition of ADIC. If we fail to successfully integrate such acquisitions, it could harm our business, financial condition and operating results. Risks that we may face in our efforts to integrate any recent or future acquisitions include, among others:

- Failure to realize anticipated savings and benefits from the acquisition;
- Difficulties in assimilating and retaining employees;
- Potential incompatibility of business cultures;
- Coordinating geographically separate organizations;
- Diversion of management's attention from ongoing business concerns;
- Coordinating infrastructure operations in a rapid and efficient manner;

- The potential inability to maximize our financial and strategic position through the successful incorporation of acquired technology and rights into our products and services;
- Insufficient revenues to offset increased expenses associated with the acquisition;
- Costs and delays in implementing or integrating common systems and procedures;
- Reduction or loss of customer orders due to the potential for market confusion, hesitation and delay;
- Impairment of existing customer, supplier and strategic relationships of either company;
- Insufficient cash flows from operations to fund the working capital and investment requirements;
- Difficulties in entering markets in which we have no or limited direct prior experience and where competitors in such markets have stronger market positions;
- The possibility that we may not receive a favorable return on our investment, the original investment may become impaired, and/or we may incur losses from these investments;
- Dissatisfaction or performance problems with the acquired company;
- The assumption of risks of the acquired company that are difficult to quantify, such as litigation;
- The cost associated with the acquisition; and
- Assumption of unknown liabilities or other unanticipated adverse events or circumstances.

Acquisitions present many risks, and we may not realize the financial and strategic goals that were contemplated at the time of any transaction. We cannot provide assurance that we will be able to successfully integrate any business, products, technologies or personnel that we may acquire in the future, and our failure to do so could harm our business, financial condition and operating results.

Our operating results depend on new product introductions, which may not be successful, in which case our business, financial condition and operating results may be materially and adversely affected.

To compete effectively, we must continually improve existing products and introduce new ones, such as our recently introduced DXi series products, PX500-Series libraries, the DLT S-4 and GoVault and enhanced Scalar i500 and Scalar i2000 products and next generation StorNext software. We have devoted and expect to continue to devote considerable management and financial resources to these efforts. We cannot provide assurance that:

- We will introduce new products in the time frame we are forecasting;
- We will not experience technical, quality, performance-related or other difficulties that could prevent or delay the introduction of, and market acceptance of, new products;
- Our new products will achieve market acceptance and significant market share, or that the markets for these products will continue or grow as we have anticipated;
- Our new products will be successfully or timely qualified with our customers by meeting customer performance and quality specifications because a successful and timely customer qualification must occur before customers will place large product orders; or
- We will achieve high volume production of these new products in a timely manner, if at all.

If we are not successful in timely completion of our new product qualifications and then ramping sales to our key customers, our revenue and results of operations could be adversely impacted. In addition, if the quality of our products is not acceptable to our customers, this could result in customer dissatisfaction, lost revenue and increased warranty and repair costs.

We have taken considerable steps towards reducing our cost structure and may take further cost reduction actions. The steps we have taken and may take in the future may not reduce our cost structure to a level appropriate in relation to our future sales and therefore, these anticipated cost reductions may be insufficient to bring us back to profitability.

In the last four years, we have recorded significant restructuring charges and made cash payments in order to reduce our cost of sales and operating expenses to rationalize our operations following past acquisitions and in response to adverse economic, industry and competitive conditions. We may take future steps to further reduce our operating costs. These steps and additional future restructurings in response to rationalization of operations following future acquisitions, strategic decisions or adverse changes in our business and industry may require us to make cash payments that, if large enough, would materially and adversely affect our liquidity. We may be unable to reduce our cost of sales and operating expenses at a rate and to a level consistent with a future potential adverse sales environment, which may adversely affect our business, financial condition and operating results.

Our tape media and tape royalty business generates a relatively high gross margin rate, which significantly impacts the total company gross margin rate. If we were to experience a significant decline in the tape media or tape royalty gross margin rate, our business, financial condition, and operating results would be materially and adversely affected.

Our tape royalty and media gross margin rates and revenues are dependent on many factors, including the following factors:

- The pricing actions of other media suppliers;
- The size of the installed base of tape drives that use our tape cartridges;
- The performance of our strategic licensing partners, which sell our tape media cartridges;
- The relative growth in units of our newer tape drive products, since the associated media cartridges typically sell at higher prices than the media cartridges associated with older tape drive products;
- The relative mix of media purchased directly from us as compared to our licensees;
- The media consumption habits and rates of end users;
- The pattern of tape drive retirements; and
- The level of channel inventories.

Competition from other tape technologies has had a significant negative impact on our income from media as well as on our sales of tape drives. Similarly, competition among media suppliers has periodically resulted in intense, price-based competition for media sales, which also affects media income. If either of these competitive factors continues or intensifies, it would further erode tape drive unit sales, tape drive installed base, media units and media pricing. To the extent that our Quantum branded media revenue and media royalties depend upon media pricing and the quantity of media consumed by the installed base of our tape drives, reduced media prices, or a reduced installed tape drive base, would result in further reductions in our Quantum branded media and media royalty revenue and gross margin rates. This would materially and adversely affect our business, financial condition, and results of operations.

Third party intellectual property infringement claims could result in substantial liability and significant costs, and, as a result, our business, financial condition, and operating results may be materially and adversely affected.

From time to time, third parties allege our infringement of and need for a license under their patented or other proprietary technology. While we currently believe the amount of ultimate liability, if any, with respect to any such actions will not materially affect our financial position, results of operations, or liquidity, the ultimate outcome of any license discussion or litigation is uncertain. Adverse resolution of any third party infringement claim could subject us to substantial liabilities and require us to refrain from manufacturing and selling certain products. In addition, the costs incurred in intellectual property litigation can be substantial, regardless of the outcome. As a result, our business, financial condition, and operating results could be materially and adversely affected.

In addition, certain products or technologies acquired or developed by us may include so-called "open source" software. Open source software is typically licensed for use at no initial charge. Certain open source software licenses, however, require users of the open source software to license to others any software that is based on, incorporates or interacts with, the open source software under the terms of the open source license. Although we endeavor to comply fully with such requirements, third parties could claim that we are required to license larger portions of our software than we believe we are required to license under open source software licenses. If such claims were successful, they could adversely impact our competitive position and financial results by providing our competitors with access to sensitive information that may help them develop competitive products. In addition, our use of open source software may harm our business and subject us to intellectual property claims, litigation or proceedings in the future because:

- Open source license terms may be ambiguous and may subject us to unanticipated obligations regarding our products, technologies and intellectual property;
- Open source software generally cannot be protected under trade secret law; and
- It may be difficult for us to accurately determine the origin of the open source code and whether the open source software infringes, misappropriates or violates third party intellectual property or other rights.

As a result of our global manufacturing and sales operations, we are subject to a variety of risks that are unique to businesses with international operations of a similar scope, any of which could, individually or in the aggregate have a material adverse effect on our business:

A significant portion of our manufacturing and sales operations and supply chain occurs in countries other than the United States. We also have sales outside the United States. In addition, a significant number of our products are manufactured in Malaysia. Similarly, one of the suppliers of recording heads for our products is located in China. Because of these operations, we are subject to a number of risks including:

- Import and export duties and value-added taxes;
- Import and export regulation changes that could erode our profit margins or restrict our exports;
- Political risks and natural disasters, including earthquakes, especially in emerging or developing economies;
- Potential restrictions on the transfer of funds between countries;
- Natural disasters, including earthquakes, typhoons and tsunamis;
- Inflexible employee contracts and employment laws that may make it difficult to terminate employees in some foreign countries in the event of business downturns;
- Adverse movement of foreign currencies against the U.S. dollar (the currency in which our results are reported);
- Shortages in component parts and raw materials; and
- The burden and cost of complying with foreign laws.

Any or all of these risks could have a material adverse effect on our business.

We rely on indirect sales channels to market and sell our branded products. Therefore, the loss of or deterioration in our relationship with one or more of our resellers or distributors could negatively affect our operating results.

We sell the majority of our branded products to value-added resellers, or VARs, and to direct marketing resellers such as CDW Corporation, who in turn sell our products to end users, and to distributors such as Ingram Micro, Tech Data and others. We also have a growing relationship with EMC through which we make available our branded products that complement EMC's product offerings. The success of these sales channels is hard to predict, particularly over time, and we have no purchase commitments or long-term orders from them that assure us of any baseline sales through these channels. Several of our resellers carry competing product lines that they may promote over our products. A reseller might not continue to purchase our products or market them effectively, and each reseller determines the type and amount of our products that it will purchase from us and the pricing of the products that it sells to end user customers. Certain of our contracts with our distributors contain "most favored nation" pricing provisions mandating that we offer our products to these customers at the lowest price offered to other similarly situated customers. In addition, sales of our enterprise-class libraries, and the revenue associated with the on-site service of those libraries, are somewhat concentrated in specific customers, including government agencies and government-related companies. Our operating results could be adversely affected by any number of factors including:

- A change in competitive strategy that adversely affects a reseller's willingness or ability to distribute our products;
- The reduction, delay or cancellation of orders or the return of a significant amount of products;
- The loss of one or more of such resellers; or
- Any financial difficulties of such resellers that result in their inability to pay amounts owed to us.

Our quarterly operating results could fluctuate significantly, and past quarterly operating results should not be used to predict future performance.

Our quarterly operating results have fluctuated significantly in the past and could fluctuate significantly in the future. As a result, our past quarterly operating results should not be used to predict future performance. Quarterly operating results could be materially and adversely affected by a number of factors, including, but not limited to:

- An inadequate supply of tape media cartridges;
- Reduced demand from our OEM customers;
- Customers canceling, reducing, deferring or rescheduling significant orders as a result of excess inventory levels, weak economic conditions or other factors;

- Declines in network server demand;
- Product ramp cycles;
- Failure to complete shipments in the last month of a quarter during which a substantial portion of our products are typically shipped; or
- Increased competition.

If we fail to meet our projected quarterly results, our business, financial condition, and results of operations may be materially and adversely harmed.

If we do not successfully manage the changes that we have made and may continue to make to our infrastructure and management, our business could be disrupted, and that could adversely impact our results of operations and financial condition.

Managing change is an important focus for us. Following the acquisitions of Certance and ADIC, one of our important initiatives involves combining and integrating the information technology infrastructures of the companies, including our enterprise resource planning systems, and adapting our business processes and software to the requirements of the new organization. We are also managing several significant initiatives involving our operations, including efforts to reduce the number of contract manufacturers and suppliers we use, the outsourcing of our repair capabilities and the related closing of our facility in Dundalk, Ireland. In addition, we continue to reduce headcount to streamline and consolidate our supporting functions as appropriate following past acquisitions and in response to market or competitive conditions. If we are unable to successfully manage the changes that we implement, and detect and address issues as they arise, it could disrupt our business and adversely impact our results of operations and financial condition.

If we fail to protect our intellectual property or if others use our proprietary technology without authorization, our competitive position may suffer.

Our future success and ability to compete depends in part on our proprietary technology. We rely on a combination of copyright, patent, trademark, and trade secrets laws and nondisclosure agreements to establish and protect our proprietary technology. We currently hold 449 United States patents and have 151 United States patent applications pending. However, we cannot provide assurance that patents will be issued with respect to pending or future patent applications that we have filed or plan to file or that our patents will be upheld as valid or will prevent the development of competitive products or that any actions we have taken will adequately protect our intellectual property rights. We generally enter into confidentiality agreements with our employees, consultants, customers, potential customers, and others as required, in which we strictly limit access to, and distribution of, our software, and further limit the disclosure and use of our proprietary information. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain or use our products or technology. Our competitors may also independently develop technologies that are substantially equivalent or superior to our technology. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the United States.

Because we may order components from suppliers in advance of receipt of customer orders for our products which include these components, we could face a material inventory risk.

Historically, we have relied primarily on third parties to manufacture our products. However, we have begun to manufacture more of our products ourselves and anticipate that we will continue to increase the proportion of our products that we manufacture ourselves. Managing such a build-up of our in-house manufacturing capabilities presents a number of risks that could materially and adversely affect our financial condition. For instance, as part of our component planning, we place orders with or pay certain suppliers for components in advance of receipt of customer orders. We occasionally enter into negotiated orders with vendors early in the manufacturing process of our storage products to ensure that we have sufficient components for our new products to meet anticipated customer demand. Because the design and manufacturing process for these components is complicated, it is possible that we could experience a design or manufacturing flaw that could delay or even prevent the production of the components for which we previously committed to pay. We also face the risk of ordering too many components, or conversely, not enough components, since supply orders are generally based on forecasts of customer orders rather than actual customer orders. In addition, in some cases, we make non-cancelable order commitments to our suppliers for work-in-progress, supplier's finished goods, custom sub-assemblies, discontinued (end-of-life) components and Quantum-unique raw materials that are necessary to meet our lead times for finished goods. If we cannot change or be released from supply orders, we could incur costs from the purchase of unusable components, either due to a delay in the production of the components or other supplies or as a result of inaccurately predicting supply orders in advance of customer orders. Our business and operating results could be materially and adversely affected as a result of these increased costs.

Some of our manufacturing, and our service repair, is outsourced to third party contract manufacturers. If we cannot obtain our products and parts from these third parties in a cost effective and timely manner that meets our customers' expectations, this could materially and adversely impact our business, financial condition, and results of operations.

Some of our tape drive and tape automation products are manufactured for us by contract manufactures. We face a number of risks as a result of this outsourced manufacturing, including, among others:

- *Sole source of product supply*
  In each case, our contract manufacturer is our sole source of supply for the tape drive and/or tape automation products they manufacture for us. Because we are relying on one supplier, we are at greater risk of experiencing component shortages or other delays in customer deliveries that could result in customer dissatisfaction and lost sales, which could materially damage customer relationships and result in lost revenue.
- *Cost and purchase commitments*
  We may not be able to control the costs we would be required to pay our contract manufacturers for the products they manufacture for us. They procure inventory to build our products based upon a forecast of customer demand that we provide. We would be responsible for the financial impact on the contract manufacturer of any reduction or product mix shift in the forecast relative to materials that they had already purchased under a prior forecast. Such a variance in forecasted demand could require us to pay them for finished goods in excess of current customer demand or for excess or obsolete inventory and generally incur higher costs. As a result, we could experience reduced gross margins and larger operating losses based on these purchase commitments.
- *Quality*
  We will have limited control over the quality of products produced by our contract manufacturers. Therefore, the quality of the products may not be acceptable to our customers and could result in customer dissatisfaction, lost revenue, and increased warranty costs.

Any or all of these risks could have a material adverse effect on our business.

We do not control licensee pricing or licensee sales of tape media cartridges. To the extent that our royalty revenue is dependent on the prices of cartridges sold by our licensees, should these licensees significantly lower prices on the media products that they sell, such reduced pricing would lower our royalty revenue, which would materially and adversely affect our business, financial condition, and operating results.

We receive a royalty fee based on sales of our tape media cartridges by Fuji, Maxell, Imation and Sony. Under our license agreements with these companies, each of the licensees determines the pricing and number of units of tape media cartridges that it sells. To the extent that our royalty revenue is based on the prices of cartridges sold by our licensees, our royalty revenue will vary depending on the level of sales and prices set by the licensees. In addition, lower prices set by licensees could require us to lower our prices on direct sales of tape media cartridges, which would reduce our revenue and margins on these products. As a result, lower prices on our tape media cartridges would reduce media revenue, which could materially and adversely affect our business, financial condition, and operating results.

Decreased effectiveness of equity compensation could adversely affect our ability to attract and retain employees, and recent changes in accounting for equity compensation are adversely affecting earnings.

Financial Accounting Standards Board ("FASB") issued SFAS No. 123 (revised 2004) Share-Based Payment ("SFAS No. 123R"), which we implemented at the beginning of fiscal 2007. We are required to recognize compensation expense in our statement of operations for the fair value of unvested employee stock options at the date of adoption and new stock options granted to our employees after the adoption date over the related vesting periods of the stock options. The requirement to expense stock options granted to employees reduces their attractiveness to Quantum because the expense associated with these grants typically results in future compensation charges. In addition, the expenses recorded may not accurately reflect the value of our stock options because the option pricing models used to estimate fair value were not developed for use in valuing employee stock options and are based on highly subjective assumptions, including the option's expected life and the price volatility of the underlying stock. Alternative compensation arrangements that can replace stock option programs may also negatively impact profitability. Stock options remain an important employee recruitment and retention tool, and we may not be able to attract and retain key personnel if we reduce the scope of our employee stock option program following the adoption of SFAS No. 123R. Our employees are critical to our ability to develop and design systems that advance our productivity and technology goals, increase our sales goals and provide support to customers. Accordingly, as a result of the requirement under SFAS No. 123R to recognize the fair value of stock options as compensation expense, beginning in the first quarter of fiscal 2007, our future results of operations will be adversely impacted. See also Note 4 "Stock Incentive Plans and Share-based Compensation" to the Consolidated Financial Statements.

Our stock price could become more volatile if certain institutional investors were to increase or decrease the number of shares they own. In addition, there are other factors and events that could affect the trading prices of our common stock.

Five institutional investors own approximately 48% of our common stock. If any or all of these investors were to decide to purchase additional shares or to sell some or all of the common shares they currently own, that may cause our stock price to be more volatile. For example, there have been instances in the past where a shareholder with a significant equity position begins selling shares, putting downward pressure on our stock price for the duration of their selling activity. In these situations, selling pressure outweighs buying demand and our stock price declined.

Trading prices of our common stock may fluctuate in response to a number of other events and factors, such as:

- General economic conditions;
- Changes in interest rates;
- Fluctuations in the stock market in general and market prices for high technology companies in particular;
- Quarterly variations in our operating results;
- New products, services, innovations and strategic developments by our competitors or us, or business combinations and investments by our competitors or us;
- Changes in financial estimates by us or securities analysts and recommendations by securities analysts;
- Changes in our capital structure, including issuance of additional debt or equity to the public; and
- Strategic acquisitions.

Any of these events and factors may cause our stock price to rise or fall and may adversely affect our business and financing opportunities.

Some of our production processes and materials are environmentally sensitive, and new environmental regulation could lead to increased costs, or otherwise adversely affect our business, financial condition, and results of operations.

We are subject to a variety of laws and regulations relating to, among other things, the use, storage, discharge and disposal of chemicals, gases and other hazardous substances used in our manufacturing processes, air emissions, waste discharges, waste disposal, the investigation and remediation of soil and ground water contamination, as well as requirements for the design of and materials used in our products. A recent directive in the European Union imposes a "take back" obligation on manufacturers for the financing of the collection, recovery and disposal of electrical and electronic equipment. Additional European legislation has banned the use of some heavy metals including lead and some flame retardants in electronic components beginning in July 2006. We have implemented procedures to comply with this new legislation. However, this legislation may adversely affect our manufacturing costs or product sales by requiring us to acquire costly equipment or materials, or to incur other significant expenses in adapting our manufacturing processes or waste and emission disposal processes. Furthermore, environmental claims or our failure to comply with present or future regulations could result in the assessment of damages or imposition of fines against us, or the suspension of affected operations, which could have an adverse effect on our business, financial condition, and results of operations.

We may be sued by our customers as a result of failures in our data storage products.

We face potential liability for performance problems of our products because our end users employ our storage technologies for the storage and backup of important data and to satisfy regulatory requirements. Although we maintain technology errors and omissions insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed. Any imposition of liability that is not covered by insurance or is in excess of our insurance coverage could harm our business.

In addition, we could potentially face claims for product liability from our customers if our products cause property damage or bodily injury. Although we maintain general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed. Any imposition of liability that is not covered by insurance or is in excess of our insurance coverage could harm our business.

We must maintain appropriate levels of service inventories. If we have too little service inventory, we may experience increased levels of customer dissatisfaction. If we have too much service inventory, we may incur financial losses.

We maintain levels of service inventories to satisfy future warranty obligations and also to earn service revenue to repair products for which the warranty has expired. We estimate the required amount of service inventories based on historical usage and forecasts of future warranty requirements, including estimates of failure rates and costs to repair, and out of warranty revenue. Given the significant levels of judgment inherently involved in the process, we cannot provide assurance that we will be able to maintain appropriate levels of service inventories to satisfy customer needs and to avoid financial losses from excess inventory charges. If we are unable to maintain appropriate levels of service inventories, our business, financial condition, and results of operations may be materially and adversely impacted.

Because we rely heavily on distributors and other resellers to market and sell our products, if one or more distributors were to experience a significant deterioration in its financial condition or its relationship with us, this could disrupt the distribution of our products and reduce our revenue, which could materially and adversely affect our business, financial condition, and operating results.

In certain product and geographic segments we heavily utilize distributors and value added resellers to perform the functions necessary to market and sell our products. To fulfill this role, the distributor must maintain an acceptable level of financial stability, creditworthiness and the ability to successfully manage business relationships with the customers it serves directly. Under our distributor agreements with these companies, each of the distributors determines the type and amount of our products that it will purchase from us and the pricing of the products that it sells to its customers. If the distributor is unable to perform in an acceptable manner, we may be required to reduce the amount of sales of our product to the distributor or terminate the relationship. We may also incur financial losses for product returns from distributors or for the failure or refusal of distributors to pay obligations owed to us. Either scenario could result in fewer of our products being available to the affected market segments, reduced levels of customer satisfaction and/or increased expenses, which could in turn have a material and adverse impact on our business, results of operations, and financial condition.

If the future outcomes related to the estimates used in recording tax liabilities to various taxing authorities result in higher tax liabilities than estimated, then we would have to record tax charges, which could be material.

We have provided amounts and recorded liabilities for probable and estimable tax adjustments that may be proposed by various taxing authorities in the U.S. and foreign jurisdictions. If events occur that indicate payments of these amounts will be less than estimated, then reversals of these liabilities would create tax benefits being recognized in the periods when we determine the liabilities have reduced. Conversely, if events occur which indicate that payments of these amounts will be greater than estimated, then tax charges and additional liabilities would be recorded. In particular, various foreign jurisdictions could challenge the characterization or transfer pricing of certain intercompany transactions. In the event of an unfavorable outcome of such challenge, there exists the possibility of a material tax charge and adverse impact on the results of operations in the period in which the matter is resolved or an unfavorable outcome becomes probable and estimable.

Maxtor's failure to perform under its agreements with Quantum could harm our business, financial condition, and operating results.

We may have contingent liabilities for some obligations assumed by Maxtor in connection with the disposition of the Hard Disk Drive group, including liabilities for taxes, real estate and litigation, and Maxtor's failure to perform under these obligations could result in significant costs to us that could have a materially adverse impact on our business, financial condition, and operating results. In May 2006, Maxtor was acquired by Seagate, which assumed Maxtor's defense and indemnification obligations.

The disposition of the Hard Disk Drive group may be determined not to be tax-free, which would result in us or our stockholders, or both, incurring a substantial tax liability, which could materially and adversely affect our business, financial condition, and results of operations.

Maxtor and Quantum have agreed not to request a ruling from the Internal Revenue Service, or any state tax authority confirming that the structure of the combination of Maxtor with the Hard Disk Drive group will not result in any federal income tax or state income or franchise tax to Quantum or the previous holders of the Hard Disk Drive common stock. Instead, Maxtor and Quantum have agreed to effect the disposition and the merger on the basis of an opinion from our tax advisor, and a tax opinion insurance policy issued by a syndicate of major insurance companies to us covering up to $340 million of tax loss caused by the disposition and merger.

If the disposition of the Hard Disk Drive group is determined not to be tax-free and the tax opinion insurance policy does not fully cover the resulting tax liability, we or our stockholders or both could incur substantial tax liability, which could materially and adversely affect our business, financial condition, and results of operations. In May 2006, Maxtor was acquired by Seagate, which assumed Maxtor's defense and indemnification obligations.

The tax opinion insurance policy issued in conjunction with the disposition of the Hard Disk Drive group does not cover all circumstances under which the disposition could become taxable to us, and as a result, we could incur an uninsured tax liability, which could materially and adversely affect our business, financial condition, and results of operations.

In addition to customary exclusions from its coverage, the tax opinion insurance policy does not cover any federal or state tax payable by us if the disposition becomes taxable to us as a result of a change in relevant tax law. We could incur uninsured tax liability, which could materially and adversely affect our business, financial condition, and results of operations.

If we incur an uninsured tax liability as a result of the disposition of the Hard Disk Drive group, our financial condition and operating results could be negatively affected.

If the disposition of the Hard Disk Drive group were determined to be taxable to Quantum, we would not be able to recover an amount to cover the tax liability either from Maxtor or under the insurance policy in the following circumstances:

- If the tax loss were not covered by the policy because it fell under one of the exclusions from coverage under the tax opinion insurance policy described above, insurance proceeds would not be available to cover the loss;
- If the tax loss were caused by our own acts or those of a third party that made the disposition taxable (for instance, an acquisition of control of Quantum which began during the one-year period before and nine-month period following the closing), Maxtor would not be obligated to indemnify us for the amount of the tax liability; or
- If Maxtor were required to reimburse us for the amount of the tax liability according to its indemnification obligations under the Hard Disk Drive group disposition, but was not able to pay the reimbursement in full, we would nevertheless be obligated, as the taxpayer, to pay the tax.

In any of these circumstances, the tax payments due from us could be substantial. In order to pay the tax, we would have to either deplete our existing cash resources or borrow cash to cover our tax obligation. Our payment of a significant tax prior to payment from Maxtor under Maxtor's indemnification obligations, or in circumstances where Maxtor has no payment obligation, could harm our business, financial condition, and operating results. In May 2006, Maxtor was acquired by Seagate, which assumed Maxtor's defense and indemnification obligations.

We are exposed to fluctuations in foreign currency exchange rates, and an adverse change in foreign currency exchange rates relative to our position in such currencies could have a materially adverse impact on our business, financial condition, and results of operations.

We do not use derivative financial instruments for hedge or speculative purposes. To minimize foreign currency exposure, we use foreign currency obligations to match and offset net currency exposures associated with certain assets and liabilities denominated in non-functional currencies. Corresponding gains and losses on the underlying transaction generally offset the gains and losses on these foreign currency obligations. We have used in the past, and may use in the future, foreign currency forward contracts to hedge our exposure to foreign currency exchange rates. To the extent that we have assets or liabilities denominated in a foreign currency that are inadequately hedged or not hedged at all, we may be subject to foreign currency losses, which could be significant.

Our international operations can act as a natural hedge when both operating expenses and sales are denominated in local currencies. In these instances, although an unfavorable change in the exchange rate of a foreign currency against the U.S. dollar would result in lower sales when translated to U.S. dollars, operating expenses would also be lower in these circumstances. Also, since an insignificant amount of our current sales are denominated in currencies other than the U.S. dollar, we do not believe that our total foreign exchange rate exposure is significant. Nevertheless, an increase in the rate at which a foreign currency is exchanged for U.S. dollars would require more of that particular foreign currency to equal a specified amount of U.S. dollars than before such rate increase. In such cases, and if we were to price our products and services in that particular foreign currency, we would receive fewer U.S. dollars than we would have received prior to such rate increase for the foreign currency. Likewise, if we were to price our products and services in U.S. dollars while competitors priced their products in a local currency, an increase in the relative strength of the U.S. dollar would result in our prices being uncompetitive in those markets. Such fluctuations in currency exchange rates could materially and adversely affect our business, financial condition, and results of operations.

ITEM 1B. Unresolved Staff Comments

We received comments from the Securities and Exchange Commission ("SEC") in regard to our Form 10-K for the fiscal year ended March 31, 2006. We responded to these comments on May 11, 2007. Subsequently, we were orally informed by the SEC that we would be receiving an additional comment regarding the fiscal 2006 Form 10-K, but as of our filing date for this Form 10-K for the year ended March 31, 2007, we have not yet received the comment and do not know the nature of the comment.

ITEM 2. Properties

Our headquarters are located in San Jose, California. We own or lease facilities in North America, Europe and Asia. The following is a summary of the significant locations and primary functions of those facilities as of March 31, 2007:

Location	Function	
North America		
San Jose, CA	Corporate headquarters, research and development	A
Costa Mesa, CA	Research and development, logistics, manufacturing	A
Irvine, CA	Administration, configuration, service, research and development	A
Santa Maria, CA	Research and development	
Colorado Springs, CO	Operations, research and development, administration	A
Boulder, CO	Research and development	A
Englewood, CO	Research and development, service and operations	
Redmond, WA	Sales, service and administrative offices	
Other North America	Sales offices, research and development	

Location	Function	
Europe		
Paris, France	Sales	
Binder, Germany	Operations	
Munich, Germany	Sales, service and administrative offices	
Böehmenkirch, Germany	Service and operations	
Irvine, Scotland	Logistics	
Berkshire, UK	Sales, service and administrative offices	
Wokingham, UK	Warehouse	A
Zurich, Switzerland	Operations and administration	
Other Europe	Sales, service and administrative offices	A
Asia		
Tokyo, Japan	Sales office and media procurement center	
Singapore City, Singapore	Sales and distribution	
Penang, Malaysia	Tape drive and heads manufacturing and customer service	B
Other Asia	Sales offices	

A indicates that a facility is vacant, partially vacant, or sublet.
B indicates ownership of the facility

We believe that our existing facilities are adequate to meet our business needs through the next 12 months. However, there can be no assurance that we will be able to obtain additional space to accommodate future needs or dispose of excess space as required on reasonable terms.

ITEM 3. Legal Proceedings

For information regarding legal proceedings, refer to Note 17 "Litigation" to the Consolidated Financial Statements.

ITEM 4. Submission of Matters to a Vote of Security Holders

We did not submit any matters to a vote of security holders during the fourth quarter of fiscal 2007.

PART II

ITEM 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is traded on the New York Stock Exchange under the symbol "QTM". Prior to November 15, 2006, our stock traded under the symbol "DSS". As of June 1, 2007, the closing price of our common stock was $3.02 per share. The prices per share reflected in the following table represent the range of high and low closing prices for the quarters indicated.

Fiscal 2007	High	Low
First quarter ended June 30, 2006	$ 3.76	$ 2.59
Second quarter ended September 30, 2006	$ 2.66	$ 1.94
Third quarter ended December 31, 2006	$ 2.50	$ 1.98
Fourth quarter ended March 31, 2007	$ 2.72	$ 2.24

Fiscal 2006	High	Low
First quarter ended June 27, 2005	$ 2.96	$ 2.29
Second quarter ended September 26, 2005	$ 3.17	$ 2.66
Third quarter ended December 26, 2005	$ 3.19	$ 2.81
Fourth quarter ended March 31, 2006	$ 3.95	$ 3.02

Historically, we have not paid cash dividends on our common stock and do not intend to pay dividends in the foreseeable future. Our ability to pay dividends is restricted by the covenants in our credit facility.

As of June 1, 2007, there were 1,738 Quantum stockholders of record including the Depository Trust Company, which holds shares of Quantum common stock on behalf of an indeterminate number of beneficial owners.

The information required by this item regarding equity compensation plans is incorporated by reference to the information set forth in our proxy statement for the 2007 Annual Meeting of Stockholders to be filed with the Commission within 120 days after the end of our fiscal year ended March 31, 2007.

On July 30, 2003, we issued an aggregate of $160 million 4.375% convertible subordinated notes due 2010 in a private placement transaction pursuant to Rule 144A under the Securities Act of 1933, as amended. Lehman Brothers, Morgan Stanley and McDonald Investments, Inc. were the initial purchasers of the notes. In connection with the transaction, we paid the initial purchasers an aggregate fee of $4 million. The notes are convertible into common stock of Quantum at any time prior to maturity of the notes at the conversion rate of 229.8851 shares per $1,000 principal amount of the notes. For further discussion of the issuance, see Note 10 "Convertible Subordinated Debt, Short-Term Debt and Long-Term Debt" to the Consolidated Financial Statements of Quantum under Item 8 of this Annual Report on Form 10-K.

ITEM 6. Selected Financial Data

This summary of selected consolidated financial information of Quantum for fiscal 2003 to 2007 should be read along with our Consolidated Financial Statements contained in this Annual Report on Form 10-K. On August 22, 2006, we completed the acquisition of Advanced Digital Information Corporation ("ADIC") and on January 5, 2005, we completed the acquisition of Certance Holdings ("Certance"). On February 4, 2003, we completed the acquisition of SANlight, Inc. ("SANlight") and on November 13, 2002, we completed the acquisition of Benchmark Storage Innovations, Inc. ("Benchmark"). The selected information below includes the results of operations of our acquisitions from their respective acquisition dates (refer to Note 5 "Acquisitions" to the Consolidated Financial Statements). As a result of the disposition of the network attached storage ("NAS") business on October 28, 2002, the selected financial information below presents results of the NAS business as discontinued operations. Other items affecting the comparability of selected financial information are described below:

- The results of continuing operations for fiscal 2007 and 2003 included $14.7 million and $7.8 million, respectively, of purchased in-process research and development in connection with the acquisitions of ADIC and SANlight, respectively.
- The results of continuing operations for fiscal 2006 included loss on settlement charges from a legal settlement and cross license agreement of $18.6 million.
- The results of continuing operations for fiscal 2003 included a cumulative effect of an accounting change of $94.3 million related to the adoption of Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets* and $58.7 million for a write-off of goodwill related to the Storage Systems business.

(In thousands, except per-share data)

Statement of Operations Data:	For the year ended March 31, 2007	2006	2005	2004	2003
Product revenue	$ 902,256	$ 705,606	$ 670,194	$ 677,259	$ 684,156
Royalty revenue	113,918	128,681	123,974	131,125	186,653
Total revenue	1,016,174	834,287	794,168	808,384	870,809
Cost of revenue	721,889	601,847	558,689	556,725	603,646
Restructuring charges related to cost of revenue	900	512	-	-	-
Total cost of revenue	722,789	602,359	558,689	556,725	603,646
Gross margin	293,385	231,928	235,479	251,659	267,163
Research and development expenses	115,220	107,407	96,680	103,471	111,926
Sales and marketing, general and administrative expenses	178,711	127,367	136,813	152,668	171,720
Goodwill impairment	-	-	-	-	58,689
Restructuring charges	11,908	18,118	11,521	15,212	24,200
In-process research and development	14,700	-	-	-	7,802
Loss from operations	(27,154)	(20,964)	(9,535)	(19,692)	(107,174)
Loss from continuing operations	(64,094)	(41,479)	(3,496)	(63,715)	(132,088)
Income (loss) from discontinued operations	-	-	-	1,693	(37,909)
Cumulative effect of an accounting change	-	-	-	-	(94,298)
Net loss	$ (64,094)	$ (41,479)	$ (3,496)	$ (62,022)	$ (264,295)
Basic and diluted loss per share from continuing operations	$ (0.33)	$ (0.23)	$ (0.02)	$ (0.36)	$ (0.81)
Basic and diluted net loss per share	$ (0.33)	$ (0.23)	$ (0.02)	$ (0.35)	$ (1.63)

Balance Sheet Data:	As of March 31, 2007	2006	2005	2004	2003
Property and equipment, net	$ 50,241	$ 38,748	$ 42,716	$ 40,377	$ 59,092
Total assets	$ 1,125,829	$ 663,344	$ 724,614	$ 705,558	$ 921,729
Short-term debt	$ 25,000	$ -	$ -	$ 537	$ -
Long-term debt	$ 497,500	$ 160,000	$ 160,000	$ 160,000	$ 287,500

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

OVERVIEW

Quantum Corporation ("Quantum", the "Company", "us" or "we") founded in 1980, is a leading global storage company specializing in backup, recovery and archive. Combining focused expertise, customer-driven innovation, and platform independence, we provide a comprehensive, integrated range of disk, tape and software solutions supported by our sales and service organization. We work closely with a broad network of value-added resellers ("VARs"), original equipment manufacturers ("OEMs") and other suppliers to meet customers' evolving data protection needs. Our stock is traded on the New York Stock Exchange.

We earn our revenue from the sale of products, systems and services through an array of channel partners to reach end user customers, which range in size from small businesses to government agencies and large, multinational corporations. Our products are sold under both the Quantum brand name and under the names of various OEM customers. We face a variety of challenges and opportunities in responding to the competitive dynamics of the technology market which is characterized by rapid change, evolving customer demands and intense competition, including competition with several companies who are also significant customers.

In August 2006, we acquired Advanced Digital Information Corporation ("ADIC"). The combined company offers a broad range of solutions in this market, providing performance and value to organizations of all sizes, from Global 2000 enterprises to small businesses and satellite offices. We have a broad portfolio of disk-based backup solutions and are a leading provider of tape libraries and autoloaders, as well as a top supplier of tape drives and media. Our data management software provides technology for shared workflow applications and multi-tiered archiving in high-performance, large-scale storage environments. In addition, our service plan includes a broad range of coverage options to provide the level of support for the widest possible range of IT environments, with service available in 180 countries.

In acquiring ADIC, we defined three primary objectives: (1) to expand market access, mainly by building a stronger branded business; (2) to create a stronger growth platform, particularly by expanding our disk-based backup systems and software businesses; and (3) to improve our financial position, taking advantage of cost reduction actions and enhanced revenue and profit opportunities.

In measuring our progress toward these objectives, we focused on four areas: (1) growing our branded business to 60 percent of revenue; (2) maintaining our media royalty quarterly revenue in the high $20 million range; (3) driving growth in both disk-based backup systems and in software solutions to deliver $30 million to $40 million in quarterly revenue by the end of fiscal 2008; and (4) generating cash and repaying our debt.

We have been operating as a combined company since late August 2006, and we face many challenges, including intense competition, declining revenue in our legacy tape drive business, continued integration of ADIC and Quantum and significantly increased indebtedness and related interest expense. However, we continue to make progress towards our objectives and are looking forward to the opportunities ahead. Customers' backup, recovery and archive challenges are complex and rapidly evolving, and the need for a category expert is essential to success. We believe that our global scale and vertical integration in tape products, along with our growing branded strength and decreasing cost structure, position us to build a strong, profitable storage solutions business and improve our results of operations. In both the disk-based backup and software areas, we recently announced new products that leverage the combined technology of both companies and represent execution on our integrated roadmap.

We also see opportunity as several key competitors struggle with the impact of industry consolidation and product transitions. This enables us to capitalize on the strength of the Quantum-ADIC combination to increase our market share in more mature segments of the data storage market and expand our position in growing segments of this market. In general we expect to execute on fewer product programs which are more focused on market segments where we believe there is both growth and expanded margin potential for our business. However, there are numerous risks to the successful execution of our business plans. For a discussion of some of the risks and uncertainties that impact our business, see "Risk Factors" in Item 1A of Part I of this Form 10-K.

In fiscal 2007, we had total net revenues of $1.02 billion. This represented a 22% increase from fiscal 2006 net revenues of $834 million, primarily due to our acquisition of ADIC. Our focus on our branded business during the year, combined with our acquisition of ADIC, is reflected in the greater proportion of branded product revenues throughout fiscal 2007, from 47% of total product revenue in the first quarter, to 52% in the second quarter, to 54% in the third quarter and 57% in the fourth quarter. Overall, revenues from branded products in fiscal 2007 comprised 53% of product revenue compared to 44% of product revenue in the prior year.

Our gross margin percentage increased 110 basis points from 27.8% in fiscal 2006 to 28.9% in fiscal 2007, primarily due to the increase in the percentage of our product sales through branded channels. Sales of branded products typically generate higher gross margins than sales to our OEM customers. Our gross margin on products sold through both branded and OEM channels increased compared to the prior year.

During fiscal 2007, our research and development efforts brought the release of the DXi series products, our first product that integrates and combines key technologies from ADIC and Quantum. The DXi series products encompass Quantum's patented data de-duplication technology and other improved functionality to enhance our disk-based backup solutions. Other new product offerings during the fiscal year resulting from our research and development efforts included upgrades to our LTO tape platform, new releases of StorNext software, integration of DLT-S4 tape drives into our Scalar libraries and introduction of the SuperLoader 3A professional video audioloader. These efforts were completed while integrating ADIC, reducing overall research and development headcount from the prior year end and limiting research and development expenses to $115.2 million, a 7% increase over the prior year. Going forward, we expect to reduce our overall research and development spending while focusing on product development in growing markets.

Our investment in sales and marketing increased in fiscal 2007 as we integrated ADIC, expanded our sales team and further developed sales channels to support our technologically evolving product lines. General and administrative expenses increased in fiscal 2007, primarily due to additional facilities acquired with ADIC as well as share-based compensation. Our restructuring charges in fiscal 2007 were primarily related to our global integration of ADIC and strategic roadmap decisions. We also had $14.7 million of in-process research and development expense related to the ADIC acquisition. Our operating expenses rose to 31.5% of revenues in fiscal 2007 from 30.3% in fiscal 2006, primarily due to our increased sales and marketing expenditures. Included in our total operating expenses were $15.4 million of intangible amortization and $7.8 million in share-based compensation expense, a $10.0 million and $7.0 million increase from the prior year, respectively.

Interest expense increased in fiscal 2007 as we borrowed $496.5 million for our acquisition of ADIC. We made principal payments of $120.0 million on our revolving credit line in the fourth quarter of fiscal 2007 and $6.2 million in both the third and fourth quarters of fiscal 2007 on our long-term loan. Our revolving credit facility and term debt balance was $362.5 million at March 31, 2007. On April 2, 2007, we borrowed $50 million on the revolving credit line.

In fiscal 2008, we plan to continue to reduce our on-going cost structure by consolidating facilities, reducing workforce and taking other discretionary expense reduction measures. We anticipate seeing additional cost savings from measures taken in fiscal 2007 and from additional implementation of integration savings plans during fiscal 2008.

During fiscal 2007 our operating activities generated positive cash flows of approximately $63.8 million. Our focus on cash management remains a top priority and we reduced our outstanding debt with the cash generated by operations. We continue to emphasize our cash conversion cycle, the duration between the purchase of inventories and services, and the collection of the cash for the sale of our products and services. As of March 31, 2007, we had total cash, cash equivalents and marketable debt securities of approximately $95.6 million, down from the prior fiscal year ending balance of $223.3 million, primarily reflecting the $489.5 million used in investing activities, partially offset by cash provided by financing activities and cash generated from operations. In fiscal 2008, focus on cash management will continue to be a top priority in order to allow us to invest in specified strategic research and development efforts, maintain our sales and service organization and reduce our outstanding debt.

Acquisition of ADIC

On August 22, 2006 (the "Acquisition Date"), we completed our acquisition of ADIC, a publicly traded provider of storage solutions for the open systems marketplace, pursuant to the terms of the Agreement and Plan of Merger ("Merger Agreement"), dated May 2, 2006. ADIC's results of operations are included in our Consolidated Statements of Operations and Cash Flows from the Acquisition Date. We acquired ADIC to expand our global sales force, market access and product offerings into the enterprise and data management software space.

Pursuant to the Merger Agreement, each outstanding share of ADIC common stock was converted into the right to receive either (a) $12.25 in cash or (b) a number of shares of Quantum common stock equal to the number of ADIC shares of common stock multiplied by 3.461, with ADIC stockholders given the choice to elect to receive cash, stock or a combination of the two. Substantially all stockholders elected to receive cash and we paid $545.4 million in cash, net of cash acquired. We also issued 1.9 million shares of Quantum common stock to those electing shares.

As of August 22, 2006, ADIC had approximately 2.5 million stock options outstanding. Based on the exchange ratio of 5.9756 calculated in accordance with the formula in the Merger Agreement, we assumed the outstanding options of ADIC, which are exercisable for an aggregate of 14.7 million shares of Quantum common stock. The fair value of options assumed was calculated using a Black-Scholes-Merton valuation model. See Notes 4 and 5 to the Consolidated Financial Statements for additional details.

The total purchase price was allocated to ADIC's net tangible and identifiable intangible assets based on their estimated fair values. The excess of the purchase price over the net tangible and identifiable intangible assets was recorded as goodwill. Goodwill related to this acquisition and the appropriate associated liability are subject to change with regard to completion of the ADIC integration plan and finalizing restructuring costs through the allocation period of up to 12 months from the acquisition date.

The following discussion of our financial condition and results of operations is intended to provide information that will assist in understanding our financial statements, the changes in certain key items in those financial statements from year to year, and the primary factors that accounted for those changes, as well as how certain accounting principles, policies and estimates affect our financial statements.

RESULTS OF OPERATIONS FOR FISCAL 2007, 2006 AND 2005

In previous years, we reported two data storage business segments: Tape Drive and Storage Systems. Beginning with the first quarter of fiscal 2007, we began reporting one business segment as a result of organizational changes. These changes include the integration of marketing, sales and research and development functions to enhance product positioning and to lower the cost platforms within our business. As a result of these integration efforts, discrete financial information for these former segments is no longer tracked below the gross margin level, and management no longer measures operating performance nor makes resource allocation decisions on a segmented basis.

RESULTS OF OPERATIONS

(In thousands)	For the year ended March 31,						Change			
	2007		2006		2005		2007 vs 2006		2006 vs 2005	
		% of revenue		% of revenue		% of revenue		%		%
Product revenue	$ 902,256	88.8%	$ 705,606	84.6%	$ 670,194	84.4%	$ 196,650	27.9%	$ 35,412	5.3%
Royalty revenue	113,918	11.2%	128,681	15.4%	123,974	15.6%	(14,763)	(11.5)%	4,707	3.8%
Total revenue	1,016,174	100.0%	834,287	100.0%	794,168	100.0%	181,887	21.8%	40,119	5.1%
Cost of revenue	721,889	71.0%	601,847	72.1%	558,689	70.3%	120,042	19.9%	43,158	7.7%
Restructuring charges related to cost of revenue	900	0.1%	512	0.1%	-	-	388	75.8%	512	100%
Total cost of revenue	722,789	71.1%	602,359	72.2%	558,689	70.3%	120,430	20.0%	43,670	7.8%
Gross margin	293,385		231,928		235,479		61,457	26.5%	(3,551)	(1.5)%
Gross margin rate	28.9%		27.8%		29.7%					
Operating expenses:										
Research and development	115,220	11.3%	107,407	12.9%	96,680	12.2%	7,813	7.3%	10,727	11.1%
Sales and marketing	126,840	12.5%	85,388	10.2%	87,029	11.0%	41,452	48.5%	(1,641)	(1.9)%
General and administrative	51,871	5.1%	41,979	5.0%	49,784	6.3%	9,892	23.6%	(7,805)	(15.7)%
Restructuring charges	11,908	1.2%	18,118	2.2%	11,521	1.5%	(6,210)	(34.3)%	6,597	57.3%
In-process research and development	14,700	1.4%	-	-	-	-	14,700	100.0%	-	-
	320,539	31.5%	252,892	30.3%	245,014	30.9%	67,647	26.7%	7,878	3.2%
Loss from operations	(27,154)	(2.7)%	(20,964)	(2.5)%	(9,535)	(1.2)%	(6,190)	29.5%	(11,429)	119.9%
Interest income and other, net	8,746	0.9%	11,376	1.4%	8,612	1.1%	(2,630)	(23.1)%	2,764	32.1%
Loss on litigation settlement	-	-	(20,517)	(2.5)%	-	-	20,517	100.0%	(20,517)	(100.0)%
Interest expense	(40,748)	(4.0)%	(9,976)	(1.2)%	(11,212)	(1.4)%	(30,772)	308.5%	1,236	(11.0)%
Loss before income taxes	(59,156)	(5.8)%	(40,081)	(4.8)%	(12,135)	(1.5)%	(19,075)	47.6%	(27,946)	230.3%
Income tax provision (benefit)	4,938	0.5%	1,398	0.2%	(8,639)	(1.1)%	3,540	253.2%	10,037	(116.2)%
Net loss	$ (64,094)	(6.3)%	$ (41,479)	(5.0)%	$ (3,496)	(0.4)%	$ (22,615)	54.5%	$ (37,983)	N/M

Percentage columns may not add due to rounding.

Revenue

Fiscal 2007 Compared to Fiscal 2006

Our product revenue, which includes sales of our hardware and software products and services sold through both our Quantum branded and OEM channels, increased in fiscal 2007 compared to fiscal 2006. The revenue increase was primarily due to increased revenue for tape automation systems and to a lesser extent, increased revenues from disk-based backup systems and software compared to the prior year. We also had an increase in our services and other revenues which typically correlate with increases in our installed product base. Offsetting these increases in part were declines in devices and non-royalty media revenue compared to fiscal 2006.

Tape automation system sales increased in fiscal 2007 compared to fiscal 2006 largely due to our acquisition of ADIC. Our midrange tape automation line, including the Scalar i500, was one of the strongest contributors to total systems revenue in fiscal 2007, with sales to both branded and OEM customers. In addition, we had revenue increases from sales of our branded enterprise tape automation products, such as the Scalar i2000 and the PX720.

Revenues from software and disk-based backup systems increased in fiscal 2007 compared to fiscal 2006 primarily due to our acquisition of ADIC. Our StorNext software contributed to increased software revenues while our enterprise class DX-Series products and the PVX were the products primarily contributing to increased disk-based backup system revenues during fiscal 2007.

Product revenue from devices, which includes tape drives and removable hard drives, and non-royalty media sales declined in fiscal 2007 compared to fiscal 2006 due to the continuing retirement of older tape drives, especially our older, entry-level drives sold by OEMs. We also de-emphasized sales of non-royalty media compared to the prior year due to pricing dynamics in the market that would have resulted in lower margins on the non-royalty media products.

Tape media royalties decreased in fiscal 2007 compared to fiscal 2006 due to lower media unit sales sold through our OEM customers. Royalties related to our newer LTO products have been increasing, but at a slower rate than declines in royalties from our maturing DLT products, where we experienced a net reduction in the installed base of DLTtape drives. We expect LTO royalties will continue to increase as the installed base grows and DLT royalties will further decline over time as our installed base continues to decrease.

In the fourth quarter of fiscal 2007, we recorded $3.3 million in royalty revenue in connection with licensing certain of our patents related to our de-duplication technology in a cross-license agreement. We anticipate licensing to select licensing partners in the near term and expanding the licensing partner program based on market demand.

Fiscal 2006 Compared to Fiscal 2005

Product revenue increased in fiscal 2006 compared to fiscal 2005 as a result of higher product revenue from devices offset by lower systems revenue.

Systems revenue declined in fiscal 2006 compared to fiscal 2005 primarily due to decreases in average unit prices and unit sales across most product lines, particularly in the OEM channel. There was a significant decline in revenue from some of our larger OEM customers for some of our older products. This decrease was partially offset by unit sales of the SuperLoader 3 and PX500 series, our storage systems products that started shipping during the second quarter of fiscal 2006. Sales of products introduced in fiscal 2006 and late fiscal 2005 did not gain enough traction to completely offset the decline in the sales of older products.

Product revenue from devices increased in fiscal 2006 compared to fiscal 2005 primarily driven by sales of tape drives acquired through the Certance acquisition, partially offset by decreases in unit shipments across most product lines. Unit sales of the replacement products introduced in fiscal 2006 did not offset the decline in unit sales of older products, such as the VS80 and SDLT 320.

The increase in tape media royalties in fiscal 2006 compared to fiscal 2005 was substantially driven by a significant increase in the media royalty revenue associated with the Certance acquisition, partially offset by lower media unit sales sold through our licensees.

Looking Forward

We anticipate annual revenues of approximately $1.1 billion to $1.2 billion in fiscal 2008. To achieve these increased revenues, we expect our product revenues to increase and our royalty revenue to remain relatively flat. Within our product revenues, we plan to increase our branded product sales in both absolute dollars and as a percentage of product sales. We expect to increase revenues across the majority of our branded product categories; however, we are focusing on the data storage market segments with growth opportunities. Products from our software solutions and our disk-based backup systems are targeted to meet the needs of customers within these growing market segments. In addition to the products that contributed to growth of our software solutions and our disk-based backup systems in fiscal 2007, we anticipate our newer product offerings, such as the DXi-series products, will contribute to revenue increases in the coming fiscal year. Our near term goal is to achieve 60% of product revenues in branded product sales.

Gross Margin

Fiscal 2007 Compared to Fiscal 2006

The increase in gross margin percentage in fiscal 2007 compared to fiscal 2006 was largely due to the acquisition of ADIC, which helped increase the percentage of our product sales through branded channels. Revenues from branded products in fiscal 2007 comprised 53% of product revenue compared to 44% of product revenue in the prior year. Sales of branded products typically generate higher gross margins than sales to our OEM customers. Our overall gross margin percentage increased 110 basis points from 27.8% in fiscal 2006 to 28.9% in fiscal 2007 primarily due to the increase in the percentage of our product sales through branded channels.

Our gross margin on products sold through both branded and OEM channels increased compared to the same periods of the prior year. This improvement in gross margin was partially offset by increases in non-cash expenses such as amortization of intangible assets of $26.6 million as well as increased share-based compensation and amortization of service parts.

Fiscal 2006 Compared to Fiscal 2005

The decrease in gross margin percentage in fiscal 2006 compared to fiscal 2005 reflected a decline in the average unit prices for several of our products, partially offset by sales of higher margin products introduced in fiscal 2006. In particular, average unit prices of our highest volume but older products, such as the ValueLoader and SuperLoader, continued to experience price erosion, causing a deterioration of our gross margins and gross margin rates for those products. This was partially offset by an increase in tape drive sales as a result of the Certance acquisition, partially offset by lower average unit prices for most other products. Average unit prices and sales decreased for our older products, including the VS80 and SDLT 320, while sales of the higher margin products introduced in fiscal 2006 had not gained enough traction to completely offset the decline in sales of these older products. This occurrence, as well as a revenue contribution mix from media royalties to branded tape media due to more media product offerings, contributed to the decrease in the gross margin rate in fiscal 2006 as compared to the previous fiscal year.

Looking Forward

In fiscal 2008, we anticipate improved gross margins as we continue increasing the percentage of sales of our branded products as well as maintaining our efforts to limit costs. Sales of branded products typically generate higher gross margins than sales to our OEM customers. We also expect our gross margins will improve as a result of activities to align our operations infrastructure to support our strategy of focusing on market segments with growth opportunities and reduce investments in areas that have less growth and profit potential.

Research and Development Expenses

Fiscal 2007 Compared to Fiscal 2006

Research and development expenses increased during fiscal 2007 compared to fiscal 2006 primarily due to the acquisition of ADIC. Increases were also attributable to share-based compensation and amortization of intangibles. The increased expenses were partially offset by decreases from cost reduction actions, primarily reduced headcount as we integrated the ADIC acquisition and decreased expenses from product launches completed in the prior fiscal year.

Fiscal 2006 Compared to Fiscal 2005

The increase in research and development expenses in fiscal 2006 compared to fiscal 2005 primarily reflected additional headcount and expenses associated with our Certance acquisition, partially offset by cost reduction actions, including reduced headcount as we integrated Certance and, to a lesser extent, completed new product launches.

Looking Forward

We expect our research and development expenses will decrease slightly in fiscal 2008 as we align our research and development spending with our strategy of growing our business in the growing segments of the data storage solutions market. We intend to emphasize new product development in our software and our disk-based backup systems solutions. We also plan to focus on LTO technology to enhance an already solid position in this growing market and also continue to invest in our enterprise, midrange and entry-level tape automation platforms, resulting in innovative and differentiating technology, features and solutions.

Sales and Marketing Expenses

Fiscal 2007 Compared to Fiscal 2006

The increase in sales and marketing expenses during fiscal 2007 compared to fiscal 2006 was primarily due to the acquisition of ADIC. Increased salaries, benefits and commissions from increased headcount and increased sales costs, especially for our branded products, were the majority of the increase. Sales through branded channels typically have higher selling costs than sales to OEM customers. In addition, amortization of intangibles comprised $9.9 million of the increase for fiscal 2007.

Fiscal 2006 Compared to Fiscal 2005

The decrease in sales and marketing expenses in fiscal 2006 compared to fiscal 2005 reflected a reduction of demo units and the impact of cost reduction actions, including reduced headcount. This was partially offset by increased headcount from the Certance acquisition and increased spending on marketing and consulting programs.

Looking Forward

In fiscal 2008, we expect our sales and marketing expenses will increase commensurate with growth of our branded business as we maintain and expand our customer-facing sales resources.

General and Administrative Expenses

Fiscal 2007 Compared to Fiscal 2006

The increase in general and administrative expenses during fiscal 2007 compared to fiscal 2006 was primarily due to the acquisition of ADIC. Increases were largely due to additional facilities acquired with ADIC as well as share-based compensation. These increases were partially offset by decreased spending on outside services.

Fiscal 2006 Compared to Fiscal 2005

The decrease in general and administrative expenses in fiscal 2006 compared to fiscal 2005 reflected decreased spending for Sarbanes-Oxley related consulting expenses, general cost reduction actions and lower legal costs partially offset by increased headcount from the Certance acquisition.

In-Process Research and Development

During fiscal 2007, we expensed $14.7 million of in-process research and development ("IPR&D") expense as a result of our acquisition of ADIC in August 2006. The following table summarizes the relevant factors used to determine the amount of in-process research and development (in thousands, except for percentage of completion and discount rate):

Fair value of IPR&D	$ 14,700
Estimated cost to complete technology at time of acquisition	$ 1,008
Percentage of completion at time of acquisition	92%
Discount rate	18%

IPR&D relates to projects associated with the ADIC Scalar i2000 and Scalar i500 products that had not yet reached technological feasibility as of the date of acquisition and have no alternative future use. At the time of acquisition, these projects were expected to be completed within a year. Technological feasibility is established when an enterprise has completed all planning, designing, coding and testing activities that are necessary to establish that a product can be produced to meet its design specifications including functions, features and technical performance requirements.

In accordance with SFAS No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangible Assets* ("SFAS No. 142"), all identifiable assets acquired were analyzed to determine their fair value. The value assigned to IPR&D of $14.7 million was determined by considering the importance of each project to our overall development plan, estimating costs to develop the purchased IPR&D into commercially viable products, estimating the resulting net cash flows from the projects when completed and discounting the net cash flows using a discount rate of 18% to their present value based on the percentage of completion of the IPR&D projects.

Interest Income and Other, Net

The decrease in interest income and other, net in fiscal 2007 compared to fiscal 2006 as well as the increase in fiscal 2006 compared to fiscal 2005 were mainly due to a $1.3 million payment received from a funded benefit trust and a $0.7 million refund received from the IRS for FICA withholding during fiscal 2006. Fiscal 2007 had lower interest income due to lower interest earning investments during the year than the prior year. In fiscal 2006 compared to fiscal 2005, there was also an $0.8 million increase in interest income earned from higher yielding investments.

Loss on Litigation Settlement

The loss on settlement in fiscal 2006 was due to an $18.6 million charge from the StorageTek legal settlement and cross license agreement settled in fiscal 2006 and a $1.9 million charge related to another settlement.

Interest Expense

The increase in interest expense in fiscal 2007 compared to fiscal 2006 was due to the new debt facilities entered into during the second quarter of fiscal 2007. We initially borrowed $496.5 million under these facilities. During the third and fourth quarters of fiscal 2007, we made required principal payments and in the fourth quarter of fiscal 2007 made $120.0 million in additional discretionary principal payments, bringing our revolving credit facility and term debt balance to $362.5 million at March 31, 2007. Interest expense also includes the amortization of debt issuance costs for these new debt facilities as well as the write off of unamortized debt issuance costs related to a credit facility that was terminated during the second quarter of fiscal 2007. For further information, refer to Note 10 "Convertible Subordinated Debt, Short-Term Debt and Long-Term Debt" in the Consolidated Financial Statements. The decrease in interest expense in fiscal 2006 compared to fiscal 2005 was mainly due to fewer letters of credit outstanding.

Looking Forward

We borrowed $50 million on our revolving credit facility on April 2, 2007 and anticipate various borrowings and payments on the revolving credit facility during fiscal 2008 as we plan to keep our cash to a minimum. In fiscal 2008, we anticipate our quarterly interest expense will decrease from the quarterly interest expense in the second half of fiscal 2007 as we maintain our efforts to pay down our debt balance and seek to refinance our debt at more favorable terms.

Income Taxes

Fiscal 2007 Compared to Fiscal 2006

The tax expense recorded for the fiscal year ended March 31, 2007 was $4.9 million compared to the tax expense of $1.4 million for the fiscal year ended March 31, 2006. Foreign taxes were higher in fiscal year 2007 due to increased foreign profits and withholding tax on dividend distributions.

In connection with the disposition of our hard-disk drive business, HDD, to Maxtor, we entered into a Tax Sharing and Indemnity Agreement with Maxtor, dated as of April 2, 2001 (the "Tax Sharing Agreement") that, among other things, defined each company's responsibility for taxes attributable to periods prior to April 2, 2001. Pursuant to a settlement agreement entered into between the companies dated as of December 23, 2004, Maxtor's remaining tax indemnity liability under section 3(a) of the Tax Sharing Agreement was limited to $8.8 million. As of March 31, 2007, $6.2 million remains as the indemnity liability. We believe that this amount is sufficient to cover the remaining potential tax liabilities under this section of the Tax Sharing Agreement.

Fiscal 2006 Compared to Fiscal 2005

The tax expense recorded for the fiscal year ended March 31, 2006 was $1.4 million compared to a tax benefit of $8.6 million recorded for the fiscal year ended March 31, 2005. During fiscal 2005, we recorded a tax benefit of $15.6 million offset by a tax expense of $3.5 million related to two discrete items. The $15.6 million tax benefit related to a reduction in the contingent tax accrual resulting from a favorable resolution of the Internal Revenue Service's audit of our fiscal years ending March 31, 1997, 1998 and 1999. The $3.5 million tax expense related to the U.S. tax anticipated on the company's declaration of a dividend of earnings from a foreign subsidiary.

Restructuring Charges

During fiscal 2007, management approved and began executing plans to restructure certain operations of Quantum and pre-merger ADIC to eliminate redundant costs resulting from the acquisition of ADIC, implement strategic roadmap decisions and improve efficiencies in operations. In fiscal 2007, 2006 and 2005, we took steps to reduce costs in an effort to return to profitability and rationalize our operations following acquisitions. The restructuring charges that resulted from these cost reduction efforts relate to the outsourcing of certain manufacturing, repair and service operations and consolidation of our operations. Substantial steps have been completed as of March 31, 2007, and the associated costs have been recorded.

The following tables show the type of restructuring expense or (reversal) for fiscal 2007, 2006 and 2005 (in thousands):

	For the year ended March 31,		
	2007	2006	2005
By expense type			
Severance and benefits	$ 11,150	$ 15,259	$ 9,465
Facilities	(1,701)	2,859	1,996
Research and development programs	1,230	-	-
Inventory	900	512	-
Fixed assets and other	1,229	-	60
Total	$ 12,808	$ 18,630	$ 11,521
By cost reduction actions			
Outsource certain manufacturing, repair and service functions	$ 2,561	$ 9,027	$ 2,540
Consolidate our operations	10,247	9,603	8,970
Other general expense reduction	-	-	11
Total	$ 12,808	$ 18,630	$ 11,521

Fiscal 2007

We recorded expenses of $11.2 million for severance and benefits associated with eliminating redundancies and streamlining operations identified in all areas of our business during the year ended March 31, 2007 resulting from our evaluation and integration of ADIC and the strategic direction of our business. Approximately 23% of our severance and benefits restructuring charges were related to outsourcing certain manufacturing, repair and service functions, the largest of which is due to closing our Scotland operation. We expect the severance and benefits restructuring charges to be paid to the impacted employees during fiscal 2008.

The $1.7 million facilities reversal resulted from our decision to use a previously vacated Colorado facility in which to consolidate our U.S. manufacturing, repair and service operations. We incurred a $1.2 million charge related to noncancellable purchase commitments related to research and development projects that were cancelled as we implemented strategic roadmap decisions. In addition to the research and development costs, we had $0.9 million of noncancellable purchase commitments for inventory related to planned future generation products that will not be produced. We also had $1.2 million in fixed asset write-offs for tooling and related CIP assets impacted by implementation of our strategic roadmap decisions.

In addition to the restructuring expenses in fiscal 2007, the net restructuring costs associated with exiting activities of pre-merger ADIC were $14.1 million, consisting primarily of severance and benefits costs for employees in a variety of functions throughout the world and, to a lesser extent, excess facilities obligations in the U.S. These costs were recognized as a liability assumed in the purchase business combination and were included in the allocation of the cost to acquire ADIC and, accordingly, resulted in an increase to goodwill rather than an expense in fiscal 2007.

Fiscal 2006

In fiscal 2006, a total of $9.0 million in charges were recorded as severance as a result of the closing of the site in Dundalk, Ireland, and the outsourcing of repair operations in the European region. We classified $0.5 million of the charges associated with this closure as a component of cost of revenue during fiscal 2006. This closure was completed by March 31, 2007.

A charge of $6.7 million was recorded as severance as part of the continuing effort to streamline our IT, product development and marketing processes following the product platform transitions and the consolidation of the marketing function. In addition, a charge of $2.9 million was also recorded for our facility in Colorado Springs, Colorado to reflect changes in lease assumptions as a result of the completion of the sale-leaseback transaction. This facility was subsequently used for operations and reversed in fiscal 2007.

Fiscal 2005

A charge of $2.5 million was recorded primarily for severance as a result of outsourcing certain manufacturing and write-offs of fixed assets related to this plan.

A charge of $5.8 million was recorded primarily for severance benefits and severance related costs, impacting most Quantum functions and locations, particularly for research and development consolidation. In addition, $1.2 million was also recorded for separation costs related to our former Chief Operating Officer. A net charge of $2.0 million was recorded for vacant facilities in the United Kingdom; Boulder, Colorado; Colorado Springs, Colorado and San Jose, California as a result of changes to the original assumptions.

The following tables show the activity and the estimated timing of future payouts for cost reduction plans (in thousands):

	Severance and benefits	Facilities	Research and development programs	Inventory	Fixed assets and other	Total
Balance as of March 31, 2004	$ 2,617	$ 4,647	$ -	$ -	$ -	$ 7,264
Restructuring costs	11,716	2,441	-	-	60	14,217
Cash payments	(8,216)	(2,879)	-	-	(60)	(11,155)
Non-cash charges and other	(210)	284	-	-	-	74
Restructuring charge reversal	(2,251)	(445)	-	-	-	(2,696)
Balance as of March 31, 2005	3,656	4,048	-	-	-	7,704
Restructuring costs	15,704	3,013	-	512		19,229
Cash payments	(8,736)	(3,895)	-	-		(12,631)
Non-cash charges and other	(151)	(21)	-	(512)		(684)
Restructuring charge reversal	(427)	(172)	-	-	-	(599)
Balance as of March 31, 2006	10,046	2,973	-	-	-	13,019
Restructuring costs	29,243	898	1,230	900	1,232	33,503
Cash payments	(23,759)	(1,378)	(292)	-	-	(25,429)
Non-cash charges and other	150	-	-	(88)	(1,232)	(1,170)
Restructuring charge reversal	(4,933)	(1,701)	-	-	-	(6,634)
Balance as of March 31, 2007	$ 10,747	$ 792	$ 938	$ 812	$ -	$ 13,289
Estimated timing of future payouts:						
Fiscal 2008	$ 10,747	$ 118	$ 938	$ 812	$ -	$ 12,615
Fiscal 2009 to 2013	-	674	-	-	-	$ 674
	$ 10,747	$ 792	$ 938	$ 812	$ -	$ 13,289

The $13.3 million restructuring accrual as of March 31, 2007 is comprised of obligations for severance and benefits and vacant facilities for both Quantum and pre-merger ADIC in addition to noncancellable purchase obligations for inventory and research and development programs. The severance and benefits charges will be paid during fiscal 2008 as will the noncancellable purchase obligations for inventory and research and development. The facilities charges relating to vacant facilities in Boulder, Colorado; and Basingstoke, United Kingdom will be paid over their respective lease terms, which continue through fiscal 2013. With the acquisition of ADIC in the second quarter of fiscal 2007, we also acquired ADIC's vacant facilities in Englewood, Colorado and Ithaca, New York. The facilities charges related to the vacant Englewood and Ithaca facilities will be paid over their respective lease terms. The Englewood lease ended in December 2006, and the Ithaca lease continues through fiscal 2012.

In fiscal 2008, we expect to realize approximately $43.2 million of annualized cost savings from various restructuring programs that occurred in fiscal 2007. Of this $43.2 million, approximately $14.3 million of the savings is expected to reflect reduced cost of revenue and the remaining savings reflect reduced operating expenses. The anticipated savings result primarily from employee headcount reductions. However, many factors, including sales mix, reduced sales volumes or price reductions, which have impacted gross margins in the past, and the addition of, or increase in, other operating costs, may offset some or all of these anticipated savings.

Additional charges may be incurred in the future related to these restructurings, particularly if the actual costs associated with restructured activities are higher than estimated. In fiscal 2008, we plan additional implementation of integration savings plans to reduce our on going cost structure by consolidating facilities, reducing workforce and taking other discretionary expense reduction measures. Until we achieve sustained profitability, we may incur additional charges in the future related to additional cost reduction steps. Future charges that we may incur associated with future cost reduction activities are not estimable at this time.

Amortization of Intangible Assets

Amortization expense associated with intangible assets increased in fiscal 2007 compared to fiscal 2006 as a result of our acquisition of ADIC. Amortization expense associated with intangible assets in fiscal 2006 increased compared to fiscal 2005 as a result of our acquisition of Certance.

The following table details intangibles asset amortization expense by classification within our Consolidated Statements of Operations (in thousands):

	For the year ended March 31,			Increase (Decrease)	
	2007	2006	2005	2007 vs 2006	2006 vs 2005
Cost of revenue	$ 26,567	$ 16,222	$ 13,131	$ 10,345	$ 3,091
Research and development	999	581	1,446	418	(865)
Sales and marketing	14,217	4,290	3,773	9,927	517
General and administrative	209	585	528	(376)	57
	$ 41,992	$ 21,678	$ 18,878	$ 20,314	$ 2,800

We assessed the recoverability of our long-lived assets, including intangible assets with finite lives, in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-lived Assets* ("SFAS No. 144"), by comparing projected undiscounted net cash flows associated with those assets against their respective carrying amounts to determine whether impairment exists. Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets. As of March 31, 2007, our evaluation indicated no such impairment with respect to our acquired intangible assets.

Refer to Note 8 "Goodwill and Intangible Assets" to the Consolidated Financial Statements for further information.

Share-Based Compensation

We adopted SFAS No. 123R, *(revised 2004) Share-Based Payment* ("SFAS No. 123R") in the first quarter of fiscal 2007 under the modified prospective method. SFAS No. 123R requires us to expense share-based compensation. Prior to the adoption of SFAS No. 123R, we accounted for our equity incentive plans under the intrinsic value recognition and measurement principles of Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations. Accordingly, share-based compensation for the years ended March 31, 2006 and 2005 related only to the issuance of restricted stock awards since they were issued at a discount. Share-based compensation recorded for fiscal 2007, 2006 and 2005 was $9.0 million, $0.9 million and $1.4 million, respectively.

The following table summarizes the effects of share-based compensation resulting from the application of SFAS No. 123R to options and restricted stock awards and units granted under our plans and rights to acquire stock under the our purchase plan (in thousands):

	For the year ended March 31, 2007
Share-based compensation expense included in operations:	
Cost of revenue	$ 1,191
Research and development	2,544
Sales and marketing	1,965
General and administrative	3,272
Total share-based compensation expense	$ 8,972

The total share-based compensation cost capitalized as part of inventory as of March 31, 2007 was not material. The total share-based compensation cost that would have been capitalized as part of inventory as of March 31, 2006 and 2005 would also not have been material, if we had applied the provisions of SFAS No. 123R. During fiscal 2007, no tax benefit was realized for the tax deduction from option exercises and other awards due to our net operating losses and tax benefit carryforwards.

As of March 31, 2007, there was $7.1 million of total unrecognized compensation costs related to stock options granted under our various share-based plans. This unrecognized compensation cost is expected to be recognized over a weighted-average period of 2.1 years. Total intrinsic value of options exercised for the year ended March 31, 2007, 2006 and 2005 was $4.1 million, $1.7 million and $0.3 million, respectively. We settle stock option exercises with newly issued common shares.

As of March 31, 2007, there was $3.3 million of total unrecognized compensation costs related to nonvested restricted stock granted under our various share-based plans. The unrecognized compensation cost for restricted stock is expected to be recognized over a weighted-average period of 2.4 years. Total fair value of awards vested during the year ended March 31, 2007, 2006 and 2005 was $0.9 million, $1.3 million and $0.2 million, respectively. We issue new common shares upon vesting of restricted stock units.

For more information regarding Share-Based Compensation, refer to Note 4 "Stock Incentive Plans and Share-Based Compensation" to the Consolidated Financial Statements.

RECENT ACCOUNTING PRONOUNCEMENTS

See Recent Accounting Pronouncements in Note 3 "Summary of Significant Accounting Policies" to the Consolidated Financial Statements for a full description of recent accounting pronouncements including the respective expected dates of adoption and effects on results of operations and financial condition.

LIQUIDITY AND CAPITAL RESOURCES

	As of or for the year ended March 31,		
(In thousands, except DSO and Inventory turns)	2007	2006	2005
Cash and cash equivalents	$ 60,581	$ 123,298	$ 225,136
Short-term investments	35,000	99,975	25,000
Total cash, cash equivalents and short-term investments	$ 95,581	$ 223,273	$ 250,136
Days sales outstanding (DSO)	58.7	52.7	53.2
Inventory turns	7.6	7.7	9.7
Net cash provided by operating activities	$ 63,809	$ 3,419	$ 26,260
Net cash used in investing activities	$ (489,504)	$ (115,038)	$ (19,548)
Net cash provided by financing activities	$ 362,978	$ 9,781	$ 3,817

Fiscal 2007

The difference between reported net loss and cash provided by operating activities was primarily due to non-cash items such as depreciation and amortization, in-process research and development and share-based compensation related to stock incentive plans. The cash used to fund operations during the period was primarily due to an increase in service parts for maintenance and payments on accrued restructuring. This was more than offset by a decrease in accounts receivable and inventories. Service parts for maintenance increased in order to support our growing installed base and meet the Restriction of Hazardous Substances ("RoHS") compliance requirements in Europe. The cash outflow related to accrued restructuring was primarily due to severance payments made during the year related to restructuring obligations related to our acquisition of ADIC. Accounts receivable decreased primarily due to strong collections in the current year. Inventories decreased as a result of ongoing inventory reduction efforts and reduced inventory levels of certain end of life products. These decreased inventory levels also resulted in a decrease in accounts payable.

Cash used in investing activities during the year ended March 31, 2007 reflects $545.4 million of cash paid, net of cash acquired, for our acquisition of ADIC. Proceeds from the sale of short-term investments of $781.8 million were largely offset by purchases of short-term investments of $714.8 million. Additionally, we purchased $17.2 million of property and equipment and received $6.0 million in proceeds from the sale of our Ireland facility.

Cash provided by financing activities during the year ended March 31, 2007 was primarily related to borrowings of $496.5 million on new credit facilities, less loan fees of $9.8 million. Additionally, we received $10.3 million in net proceeds from the issuance of common stock. These cash proceeds were partially offset by debt repayments of $134.0 million.

Fiscal 2006

Cash provided by operating activities reflected changes in working capital that provided more cash than was used by the loss from operations, adjusted for non-cash items such as depreciation and amortization, deferred income taxes and compensation related to stock incentive plans. The cash that was provided by working capital during the year ended March 31, 2006 was primarily due to a decrease in accounts receivable primarily due to lower revenues in the fourth quarter of the fiscal year and improved DSOs, a decrease in other assets and liabilities primarily due to a receipt of various tax refunds, and an increase in accrued restructuring charges. These changes were partially offset by other working capital usages primarily due to a decrease in accounts payable and a decrease in warranty reserves due to a lower installed based and improved product quality. The cash that was used by the loss from operations, adjusted for non-cash items, included $20 million used to pay for the StorageTek legal settlement and cross license.

Cash used in investing activities during the year ended March 31, 2006 was primarily due to net purchases of short-term investments, purchases of property and equipment and approximately $20 million in payments made in relation to the Certance acquisition.

Cash provided by financing activities during the year ended March 31, 2006 related to net proceeds from the exercise of employee stock options and activity related to the employee stock purchase plan, partially offset by payments of short-term debt.

Fiscal 2005

Cash provided by operating activities reflected cash provided from the loss from operations, adjusted for non-cash items such as depreciation and amortization, deferred income taxes and compensation related to stock incentive plans, partially offset by cash used for working capital changes. The cash that was provided by the loss from operations, adjusted for non-cash items, was $40.4 million. This was partially offset by working capital cash usage due to a decrease in income taxes payable due to a release of IRS related deferred taxes, a decrease in warranty reserves due to a decrease in the installed base, a decrease in other liabilities and accounts payable reflecting the impact of lower levels of operating expenses, partially offset by a decrease in accounts receivable.

Cash used in investing activities during the year ended March 31, 2005 was primarily due to the payments made in relation to the Certance acquisition and purchases of property and equipment, partially offset by net sales of short-term investments, proceeds from sale of a Malaysian facility, and proceeds from sale of an equity investment.

Cash provided by the financing activities of operations in the year ended March 31, 2005 related to proceeds from the exercise of employee stock options and activity related to the employee stock purchase plan, partially offset by principal payments on short-term debt.

Acquisition

On August 22, 2006, pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), dated May 2, 2006, we completed our acquisition of ADIC. Pursuant to the Merger Agreement, each outstanding share of ADIC common stock was converted into the right to receive, at the election of the stockholder, either (a) $12.25 in cash or (b) a number of shares of Quantum common stock equal to the number of ADIC shares of common stock multiplied by 3.461.

Substantially all stockholders elected to receive cash, and we paid $545.4 million in cash, net of cash acquired. We also issued 1.9 million shares of Quantum common stock to those electing shares. The cash portion of the merger consideration was funded in part from borrowings under the loans described in the "Long-Term Debt" section below.

Capital Resources and Financial Condition

Although we have been unprofitable in recent fiscal years, we have made progress in reducing operating costs, and we will continue to focus on improving our operating performance, including increasing revenue, reducing costs, and improving margins in an effort to return to consistent profitability and to generate positive cash flows from operating activities. We believe that our existing cash and capital resources will be sufficient to meet all currently planned expenditures, repayment of debt, contractual obligations, and sustain operations for at least the next 12 months. This belief is dependent upon our ability to maintain revenue around current levels, to maintain or improve gross margins and to reduce operating expenses in order to provide net income and positive cash flow from operating activities in the future. This belief also assumes we will not be forced to make any additional significant cash payments or otherwise be impacted by restrictions of available cash associated with our credit facility and our existing letters of credit.

Should any of the above assumptions prove incorrect, either in combination or individually, it would likely have a material negative effect on our cash balances and capital resources. As of March 31, 2007, we had credit available on our credit facility, described further in the "Long-Term Debt" section below.

Generation of positive cash flow from operating activities has historically been an important source of our cash to fund operating needs and, prospectively, will be required for us to fund our business and to meet our current and long-term obligations. We have taken many actions to offset the negative impact of increased competition in our market segments. We cannot provide assurance that the actions we have taken in the past or any actions we may take in the future will ensure a consistent, sustainable and sufficient level of net income and positive cash flow from operating activities to fund, sustain or grow our businesses. Certain events that are beyond our control, including prevailing economic, competitive, and industry conditions, as well as various legal and other disputes, may prevent us from achieving these required financial objectives. Any inability to achieve consistent and sustainable net income and cash flow profiles could result in:

(i) Restrictions on our ability to manage or fund our existing operations, which could result in a material and adverse effect on our future results of operations and financial condition.

(ii) Unwillingness on the part of our bank group partners who provide our credit line to do any of the following:

- Provide a waiver or amendment for any covenant violations we may experience in future periods, thereby triggering a default under and/or termination of the revolving credit line and term loans or

- Approve any other amendments of our credit line facility and term loans we might seek to obtain in order to improve our business.

Any lack of renewal, or waiver or amendment, if needed, could result in the credit line and term loans becoming unavailable to us and any amounts outstanding becoming immediately due and payable. In the case of our secured senior credit facility, this would mean $362.5 million is immediately payable.

(iii) Further impairment of our financial flexibility, which could require that we raise additional funding in the capital markets sooner than we otherwise would, and on terms less favorable to us, if available at all.

Any of the above mentioned items, individually or in combination, would have a material and adverse effect on our results of operations, available cash and cash flows, financial condition, access to capital and liquidity.

Convertible Subordinated Debt

On July 30, 2003, we issued 4.375% convertible subordinated notes in the aggregate principal amount of $160 million in a private placement transaction. The notes are unsecured obligations subordinated in right of payment to all of our existing and future senior indebtedness. The notes mature on August 1, 2010 and are convertible at the option of the holders at any time prior to maturity into an aggregate of 36.8 million shares of Quantum common stock at a conversion price of $4.35 per share. We cannot redeem the notes prior to August 5, 2008.

Long-Term Debt

In December 2002, we entered into a secured senior credit facility with a group of banks, providing us with a $100 million revolving credit line and a $50 million synthetic lease that contained the same financial covenants as the revolving credit line. In March 2004, we amended the secured senior credit facility to extend the maturity to March 2006 and adjust several covenant requirements. In January 2005, we amended the revolving credit line and the synthetic lease agreement to reflect an acquisition. The revolving credit line was amended to increase it from $100 million to $145 million and to adjust covenant requirements. In October 2005, we amended and restated the revolving credit line to extend the maturity to October 2008, adjust covenant levels and adjust the fee structure. In February 2006, we terminated the $50 million synthetic lease. In August 2006, the revolving credit line was terminated and replaced by the borrowings described below, and we wrote off $0.7 million of unamortized loan fees.

In August 2006, we entered into a secured senior credit facility with a group of lenders providing a $150 million revolving credit line and a $225 million term loan. We also entered into a secured $125 million second lien term loan. On August 22, 2006, we borrowed $445 million, which consisted of $225 million under the term loan, $125 million under the second lien term loan and $95 million borrowed on the revolving credit line,. On August 28, 2006, we borrowed an additional $51.5 million on the revolving credit line. We incurred loan fees of $9.8 million which are included in other long-term assets on the Consolidated Balance Sheets and are being amortized to interest expense over the respective loan terms. On November 27, 2006, we amended the credit facility to adjust covenant levels, adjust prepayment dates and increase the margin on the second lien term loan.

The $225 million term loan matures on August 22, 2012, but is subject to accelerated maturity on April 2, 2010, if we do not refinance to extend the maturity date of, or convert into equity, the existing $160 million convertible debt prior to January 1, 2010. Interest accrues on the term loan at either, at our option, a prime rate plus a margin of 2.15%, or LIBOR plus a margin of 4.00%. Interest is payable quarterly. As of March 31, 2007, the interest rates on the term loan were 9.35% on $87.5 million and $9.32% on the remaining $125 million outstanding. Beginning on December 31, 2006, principal payments on the term loan in an amount equal to $6.25 million are payable quarterly, and after September 30, 2008 principal payments in an amount equal to $0.6 million are payable quarterly with a final payment of all outstanding principal and interest to be paid at maturity. The term loan may be prepaid at any time, subject to an additional payment of 1.0% of the principal amount being prepaid for any prepayment made within one year of closing. As of March 31, 2007, the outstanding balance on the term loan was $212.5 million.

The $125 million second lien term loan matures on August 22, 2013, but is subject to accelerated maturity on May 2, 2010, if we do not refinance to extend the maturity date of, or convert into equity, the existing $160 million convertible debt prior to February 1, 2010. Interest accrues on the second lien term loan at either, at our option, a prime rate plus a margin of 6.75%, or LIBOR plus a margin of 8.25%. As of March 31, 2007, the interest rate on the second lien term loan was 13.60%. Interest on the second lien term loan is payable quarterly. All outstanding principal on the second lien term loan is payable at maturity. On November 27, 2006 we amended the second lien term loan to prohibit prepayment of amounts outstanding until August 22, 2008 and adjusted the prepayment penalties for the periods after that date. As of March 31, 2007, $125 million was outstanding on the second lien term loan.

The revolving credit facility matures on August 22, 2009. Interest accrues on each drawdown of the revolving credit facility at either, at our option, a prime rate plus a margin ranging from 0.0% to 0.80%, depending on our senior leverage ratio, or LIBOR plus a margin ranging from 1.75% to 3.00%, depending on our senior leverage ratio. Interest is payable quarterly.

Amounts not borrowed on the revolving credit facility are subject to an annual unused line fee of between 0.30% and 0.75% on the unused portion of the credit facility. As of March 31, 2007, the interest rate on the revolving credit facility was 8.36% on the borrowed portion. The facility for the revolving loans may be terminated by us at any time without premium or penalty. As of March 31, 2007, $25 million was outstanding on the revolving credit facility. On April 2, 2007, we borrowed an additional $50 million on the revolving credit line at an interest rate of 9.05%.

During fiscal 2007, we made principal payments of $12.5 million on the term loan as required by the agreement. We also made principal payments on the revolving credit line of $121.5 million during fiscal 2007 of which $95 million repaid the amount borrowed on August 22, 2006 and $26.5 million reduced the amount borrowed on August 28, 2006. As of March 31, 2007, the total outstanding borrowed was $362.5 million and $2.3 million was committed to standby letters of credit.

The revolving credit facility, term loan and second lien term loan are secured by a blanket lien on all of our assets and contain certain financial and reporting covenants which we are required to satisfy as a condition of the credit line and term loans including a limitation on issuing dividends. As of March 31, 2007, we were in compliance with all of the covenants.

As of March 31, 2007 and continuing into the first quarter of fiscal 2008 the debt markets have been quite active. We expect this will provide opportunities to refinance our debt at better terms and improved covenants.

Interest Rate Collar

We are obligated under the terms of our credit facility to enter into a hedge agreement or other interest rate management arrangement that provides for not less than 25% of the indebtedness outstanding under our term loans to be subject to a fixed rate of interest over a term of two years. To meet this objective, we entered into an interest rate no cost collar transaction with a financial institution, effective November 15, 2006, that resulted in fixing the interest rate on $87.5 million of our variable rate term loans between a three month LIBOR rate floor of 4.64% and a cap of 5.49% through December 2008. Whenever the three month LIBOR rate is greater than the cap, we receive from the financial institution the difference between 5.49% and the current three month LIBOR rate on the notional amount. Conversely, whenever the three month LIBOR rate is lower than the floor, we remit to the financial institution the difference between 4.64% and the current three month LIBOR rate on the notional amount. As of March 31, 2007, the three month LIBOR rate was within the floor and cap.

During fiscal 2007, this transaction did not meet all of the criteria necessary for hedge accounting prescribed by SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("SFAS No. 133"). We recorded the change in fair market value in other long-term assets in the Consolidated Balance Sheets and in interest income and other, net in the Consolidated Statements of Operations. As of March 31, 2007, the market value of the interest rate collar was $94,000. We do not engage in hedging activity for speculative or trading purposes.

Off Balance Sheet Arrangements - Synthetic Lease Commitment

Prior to February 2006, we had a five-year synthetic lease agreement with a group of financial institutions (collectively, the "lessor") for a campus facility in Colorado Springs, Colorado, comprised of three buildings, which would have expired in December 2007. The lease for the three buildings was accounted for as an operating lease in accordance with SFAS No. 13, *Accounting for Leases*.

In February 2006, we terminated our synthetic lease agreement with the lessor and completed a sale–leaseback transaction for this facility. We sold the facility for $54.3 million and the total gain on this asset was approximately $3.2 million, of which $255,000 and $42,000 was recorded during fiscal 2007 and 2006, respectively. The remaining gain was deferred and is being recognized over the term of our lease. In connection with this sale, we leased the facility from the purchaser pursuant to three leases with initial terms of five, seven and 15 years, respectively. The Contractual Obligations schedule below includes $51.5 million remaining lease obligation for the aggregate base monthly rent for this facility. We expect to receive approximately $2.2 million under noncancellable subleases for portions of this facility through fiscal 2010.

Commitments

The table below summarizes our contractual obligations as of March 31, 2007 (in thousands):

	Payments Due by Period				
	Less than 1 year	1 – 3 years	More than 3 – 5 years	More than 5 years	Total
Convertible subordinated debt	$ 7,000	$ 14,000	$ 163,500	$ -	$ 184,500
Long-term debt, including current portion	70,209	177,934	86,591	321,816	656,550
Purchase obligations	53,387	-	-	-	53,387
Operating leases	17,593	26,470	19,178	33,742	96,983
Total contractual cash obligations	$ 148,189	$ 218,404	$ 269,269	$ 355,558	$ 991,420

The contractual commitments include $268.6 million in interest payments on our various debt obligations based on current interest rates. Due to the nature of our agreements, the interest rate can vary over the terms of the loans. In addition to the contractual obligations as of March 31, 2007 as shown above, we borrowed $50 million on our revolving credit line on April 2, 2007 with an interest rate of 9.05%. We also have contractual subleases of $4.1 million which are not shown in the above table.

As of March 31, 2007, we had commitments to provide an additional $1.5 million in capital funding towards investments we currently hold in two limited partnership venture capital funds. Payments are made as capital calls are received, thus we cannot estimate when those payments will be made and have not included these amounts in the above table.

Stock Repurchases

As of March 31, 2007, there was approximately $87.9 million remaining on our authorization to repurchase Quantum common stock. No stock repurchases were made during the fiscal year ended March 31, 2007. Our ability to repurchase common stock is restricted under our credit facilities.

CRITICAL ACCOUNTING ESTIMATES AND POLICIES

Our discussion and analysis of the financial condition and results of operations is based on the accompanying Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these statements requires us to make significant estimates and judgments about future uncertainties that affect reported assets, liabilities, revenues and expenses and related disclosures. We base our estimates on historical experience and on various other assumptions believed to be reasonable under the circumstances. In the event that estimates or assumptions prove to be different from actual results, adjustments are made in subsequent periods to reflect more current information. We believe that the following accounting policies require our most difficult, subjective or complex judgments because of the need to make estimates about the effect of matters that are inherently uncertain. The judgments and uncertainties that affect the application of those policies in particular could result in materially different amounts being reported under different conditions or using different assumptions.

Revenue Recognition

Revenue from sales of hardware products to distributors, VARs, OEMs and end-users is recognized when the criteria of Staff Accounting Bulletin No. 104, *Revenue Recognition*, have been met: when passage of title and risk of ownership are transferred to customers; when persuasive evidence of an arrangement exists; when the price to the buyer is fixed or determinable; and when collection is reasonably assured. When significant post-delivery obligations exist, the related revenue is deferred until such obligations are fulfilled. If there are customer acceptance criteria in the contract, we recognize revenue upon end user acceptance, which typically occurs after delivery and installation are completed.

In the period when the revenue is recognized, allowances are provided for estimated future price adjustments, such as volume rebates, price protection and future product returns. These allowances are based on the customers' master agreements, programs in existence at the time the revenue is recognized, historical information, contractual limits and plans regarding price adjustments and product returns. Since we have historically been able to reliably estimate the amount of allowances required for future price adjustments and product returns, we recognize revenue, net of projected allowances, upon shipment to our customers. If we were unable to reliably estimate the amount of future price adjustments and product returns in any specific reporting period, then we would be required to defer recognition of the revenue until the right to future price adjustments and product returns lapsed and we were no longer under any obligation to reduce the price or accept the return of the product.

We license certain intellectual property to third party manufacturers under arrangements that are represented by master contracts, allowing these third party manufacturers to manufacture and sell certain of our products. As consideration for licensing the intellectual property, the licensees pay us a per-unit royalty for sales of their products that incorporate the licensed technology. On a periodic basis, the licensees provide us with unit reports that include the quantity of units sold to end users subject to royalties. We recognize revenue based on the unit reports, which are provided to us in a timely fashion. The unit report substantiates that the delivery has occurred. Royalty revenue is measured by multiplying the units sold as reflected in the unit reports by the royalty per unit in accordance with the royalty agreements. Royalty payments are made to us on a per unit basis at a stipulated per unit amount.

Revenue equal to the separately stated price of extended warranty and product service contracts for our hardware products is initially deferred and recognized as revenue ratably over the contract period in accordance with FASB Technical Bulletin 90-1, *Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts.* For other arrangements, when elements such as hardware and services are contained in a single arrangement, or in related arrangements with the same customer, we allocate revenue to the separate elements based on relative fair value, provided we have fair value for all elements of the arrangement. If in an arrangement we have fair value for undelivered elements but not the delivered element, we defer the fair value of the undelivered elements and the residual revenue is allocated to the delivered elements. Undelivered elements typically include installation and services. If fair value does not exist for undelivered elements, then revenue for the entire arrangement is deferred until all elements have been delivered. Revenue from software sales is recognized when the criteria of Statement of Position No. 97-2, *Software Revenue Recognition* ("SOP 97-2"), have been met. These criteria include persuasive evidence of an arrangement, delivery of the software, a fixed and determinable fee, probable collection and vendor-specific objective evidence of fair value for undelivered elements. Vendor-specific objective evidence is typically based on the price charged when an element is sold separately or, if an element is not sold separately, on the price established by authorized management, if it is probable that the price, once established, will not change before market introduction. We recognize revenue from software sales upon delivery provided that there is no customer acceptance clause in the purchase order or contract, there are no significant post-delivery obligations remaining, the price is fixed and collection of the resulting receivable is reasonably assured. When significant post-delivery obligations exist, the related revenue is deferred until such obligations are fulfilled. If there are customer acceptance criteria in the contract, we recognize revenue upon end user acceptance, which typically occurs after delivery and installation are completed. Revenue from postcontract customer support agreements, which entitle customers to both support and upgrades during the term of the agreement, when-and-if available, is recognized ratably over the life of the agreement. EITF Issue No. 03-5, *Applicability of AICPA Statement of Position 97-2 to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software* ("EITF 03-5"), affirms that the revenue recognition guidance in SOP 97-2 also applies to non-software deliverables, such as computer hardware, in an arrangement if the software is essential to the functionality of the non-software deliverables. We do not currently have any non-software deliverables for which software is essential to the functionality.

Share-Based Compensation

In the first quarter of fiscal 2007, we adopted SFAS No. 123R using the modified prospective method, and therefore were not required to restate prior periods' results. Under this method, for all awards subject to service vesting conditions that are expected to vest, we recognize compensation expense (a) for all equity incentive awards granted prior to, but not yet vested as of April 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123 and (b) for all equity incentive awards granted, modified or settled subsequent to April 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123R. We recognize the fair value of stock options on a ratable basis over the requisite service periods, which are generally vesting periods.

Determining the appropriate fair-value model and calculating the fair value of share-based awards at the date of grant requires judgment. We use the Black-Scholes-Merton option pricing model to estimate the fair value of employee stock options and rights to purchase shares under stock participation plans, consistent with the provisions of SFAS No. 123R. The Black-Scholes-Merton model requires the use of input assumptions, including expected life, expected volatility, expected dividend rate and expected risk-free rate of return. We estimate expected life of the award based on historical experience with similar awards, giving consideration to the contractual terms, vesting schedules and pre-vesting and post-vesting forfeitures. We estimate the volatility of our common stock based on the historical volatility over the most recent period corresponding with the estimated expected life of the award. Higher volatility and expected lives result in a proportional increase to share-based compensation determined at the date of grant. The expected dividend rate and expected risk-free rate of return are not as significant to the calculation of fair value. Although the fair value of our share-based awards is determined in accordance with SFAS No. 123R, the Black-Scholes-Merton option pricing model requires the input of highly subjective assumptions and other reasonable assumptions could provide differing results.

Under the provisions of SFAS 123R, the fair value of share-based grants with a market vesting condition must be modeled and valued with a path-dependent valuation technique. We valued certain restricted stock with both market and service vesting conditions that was granted in fiscal 2007 utilizing a Monte Carlo simulation model, and the stock price was simulated using Geometric Brownian Motion, a widely accepted model of stock price behavior used in option pricing models. The primary assumptions used in the valuation models to value our restricted stock with market and service vesting conditions include the time-frame of the simulation the volatility rate, the risk-free interest rate and dividend yield. The time frame assumption is based on the grant specifications. We estimate the volatility of our common stock based on the historical volatility over the most recent period corresponding with the time frame assumption. We estimate the risk-free interest rate based on the zero coupon treasury constant maturity rate corresponding with the time frame assumption. Dividend rates are based on our historical experience. The fair value of this restricted stock with market and service vesting conditions is recognized ratably over the three and four years corresponding with the derived requisite service periods for these restricted shares.

In addition, SFAS No. 123R requires us to develop a forfeiture rate which is an estimate of the number of share-based awards that will be forfeited prior to vesting. Quarterly changes in the estimated forfeiture rate can potentially have a significant effect on reported share-based compensation, as the effect of adjusting the forfeiture rate for all expense amortization after April 1, 2006 is recognized in the period the forfeiture estimate is changed.

Warranty Expense and Liability

We generally warrant our products against defects for 3 to 36 months from the date of sale and provide warranty service on tape drives on a return-to-factory basis. Our tape automation systems may carry service agreements available to customers to extend or upgrade the warranty service. We perform services to support warranty and service obligations for tape drives, automation systems and other storage products. We also provide automation systems warranty service from our facilities in Colorado Springs, Colorado and Böehmenkirch, Germany. Jabil Global Service provides screen and repair services in Reynosa, Mexico for North America tape drives and in Szombathely, Hungary for EMEA tape drives. Benchmark Electronics, Inc. ("BEI") provides automation systems warranty service in Redmond, Washington and Huntsville, Alabama. In addition, we employ various other third party service providers throughout the world that perform tape drive and automation systems services for us.

We estimate future failure rates based upon historical product failure trends as well as anticipated future failure rates if believed to be significantly different from historical trends. Similarly, we estimate future costs of repair based upon historical trends and anticipated future costs if they are expected to significantly differ. We use a model and exercise considerable judgment in determining the underlying estimates. Our model requires an element of subjectivity for all of our products. For example, historical rates of return are not completely indicative of future return rates and we must therefore exercise judgment with respect to future deviations from our historical return rate. When actual failure rates differ significantly from our estimates, we record the impact of these unforeseen costs or cost reductions in subsequent periods and update our assumptions and forecasting models accordingly. As our new products mature and we continue to experience improved quality on our existing products, we are able to improve our estimates with respect to these products. It is reasonably likely that assumptions will be updated for failure rates and, therefore, warranty expense liability in the future.

Similarly, we are in the process of consolidating and outsourcing manufacturing repair sites, which affect the future costs of repair. Our expected costs associated with this outsourcing initiative consist of outsourcing product repairs to third parties, with whom we negotiate on-going outsourcing arrangements, as well as transition costs from in-house repair to outsourcing. If the actual costs were to differ significantly from our estimates, we would record the impact of these unforeseen costs or cost reductions in subsequent periods.

Inventory Valuation

Our inventory is stated at the lower of cost or market, with cost computed on a first-in, first-out basis ("FIFO"). Adjustments to reduce the cost of inventory to its net realizable value, if required, are made for estimated excess, obsolete or impaired balances. Factors influencing these adjustments include decline in demand, rapid technological changes, product life cycle and development plans, component cost trends, product pricing, physical deterioration and quality issues. Revisions to these adjustments would be required if these factors differ from our estimates.

Service Parts for Maintenance

We value our service parts for maintenance at amortized cost less adjustments for excess or obsolete parts, if any. We carry service parts because we generally provide product warranty for 3 to 36 months and earn revenue by providing enhanced warranty and repair service outside this warranty period. Service parts consist of both component parts, which are primarily used to repair defective units, and finished units, which are provided for customer use permanently or on a temporary basis while the defective unit is being repaired. Cost includes direct material, direct labor, overhead and other direct costs. Estimates of excess and obsolete parts involve significant estimates and judgments about the future, including the estimated amount of component parts expected to be consumed in the future warranty and out of warranty service and the estimated number of parts required to meet future customer needs. Amortization of the aggregate service parts is computed on a straight-line basis over the estimated useful life of eight years. Should the technology or our customers' service needs change and cause an increase or decrease in the estimated useful lives of such service parts, an adjustment to expense would be recorded.

During the second quarter of fiscal 2007, we changed our accounting estimate related to the valuation of service parts for maintenance. Previously, we amortized the value of our finished goods service parts over a five year period and evaluated the difference between cost and market value for our component service parts on a quarterly basis, recording write-downs if the cost exceeded estimated market value. Beginning in the second quarter of fiscal 2007, we are amortizing all of our service parts for maintenance on a straight-line basis over a total life of eight years and will record additional write-downs when excess and obsolete parts not covered by the amortization are identified. This change in estimate reflects our usage of service parts, which are used to support our products during their life cycles as well as generally five years after a product reaches end of life. In addition to this change in estimate, we have also reclassified service parts for maintenance from current assets to long-term assets to reflect the expected life of these assets. During the year ended March 31, 2007, we estimate both our cost of revenue and net loss were higher by $5.5 million compared to what would have been recorded using previous estimates. Our net loss increased $0.03 per share for the year ended March 31, 2007 using the changed estimate.

Goodwill and Intangible Assets

We have a significant amount of goodwill and intangible assets on our balance sheet related to acquisitions. Intangible assets are carried and reported at acquisition cost, net of accumulated amortization subsequent to acquisition. Intangible assets are amortized over the estimated useful lives, which generally range from one to ten years. Intangible assets are reviewed for impairment whenever events or circumstances indicate impairment might exist in accordance with SFAS No. 144. Projected undiscounted net cash flows expected to be derived from the use of those assets are compared to the respective net carrying amounts to determine whether any impairment exists. Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets.

The determination of the net carrying value of goodwill and intangible assets and the extent to which, if any, there is impairment are dependent on material estimates and judgments on our part, including the useful life over which the intangible assets are to be amortized, and the estimates of the value of future net cash flows, which are based upon further estimates of future revenues, expenses and operating margins. In applying SFAS No. 142, we review our goodwill annually for impairment in the fourth fiscal quarter, or more frequently when indicators of impairment are present.

Restructuring Charges

In recent periods and over the past several years, we recorded significant restructuring charges related to the realignment and restructuring of our business operations. These charges represent expenses incurred in connection with certain cost reduction programs and acquisition integrations that we have implemented and consist of the cost of involuntary termination benefits, separation benefits, stock compensation charges, facilities charges, asset write-offs and other costs of exiting activities or geographies.

The charges for severance and exit costs require the use of estimates, primarily related to the number of employees paid severance, the amount of severance and related benefits to be paid primarily based on years of service or statutory requirements and the cost of exiting facilities. Facilities exit costs typically require estimates and assumptions related to future maintenance costs, our ability to secure a sub-tenant, if applicable, and any sublease income to be received in the future.

We account for severance and other postemployment benefits resulting from involuntary terminations in accordance with SFAS No. 112, *Employers' Accounting for Postemployment Benefits* ("SFAS No. 112") because we maintain a benefit plan with defined termination benefits from which payment amounts are reasonably estimable. Under SFAS No. 112, we record a severance liability at the time management commits to a plan with sufficient detail to reasonably estimate benefits.

We account for facilities and all other restructuring charges not subject to SFAS No. 112 in accordance with SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, ("SFAS No. 146"). SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred rather than at the date of an entity's commitment to an exit plan. SFAS No. 146 establishes fair value as the objective for initial measurement of the liability. Any employee benefit arrangements not subject to SFAS No. 112 that require future service beyond a minimum retention period are recognized over the future service period. Restructuring charges we have incurred under SFAS No. 146 in recent years include facilities charges, noncancellable purchase commitments related to cost of revenue and noncancellable purchase commitments for operating activities as well as fixed asset write-offs.

Income Taxes

We account for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes* ("SFAS No. 109"), which requires that deferred tax assets and liabilities be recognized for the effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. SFAS No. 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some or all of the deferred tax asset will not be realized.

We have provided a full valuation allowance against our U.S. net deferred tax assets due to our history of net losses, difficulty in predicting future results and our conclusion that we cannot rely on projections of future taxable income to realize the deferred tax assets. In addition, we have provided a full valuation allowance against certain of our international net deferred tax assets. Due to reorganizations in these jurisdictions, it is unclear whether we will be able to realize a benefit from these deferred tax assets.

Significant management judgment is required in determining our deferred tax assets and liabilities and valuation allowances for purposes of assessing our ability to realize any future benefit from our net deferred tax assets. We intend to maintain this valuation allowance until sufficient positive evidence exists to support the reversal of the valuation allowance. Future income tax expense will be reduced to the extent that we have sufficient positive evidence to support a reversal or decrease in this allowance.

We believe that, based on current applicable tax laws, we have provided adequate amounts and recorded liabilities for probable and estimable tax adjustments that may be proposed by various taxing authorities in the U.S. and foreign jurisdictions. These estimated liabilities are recorded on a quarterly basis and estimates are revised based upon new information that was not available at the time of prior estimates. Our estimates have in the past been subject to change and we expect that some of our estimates will be subject to change in the future. While our estimated liabilities are recorded based upon existing tax laws, events may occur in the future that indicate payments of these amounts will be less than estimated, in which event, reversals of these liabilities would create tax benefits that we would recognize in the periods when we determine that the liabilities have been reduced. Conversely, events may occur in the future that indicate that payments of these amounts will be greater than estimated, in which event we would record tax charges and additional liabilities. For example, we may in the future, decide to negotiate with tax authorities regarding our tax liability in a particular jurisdiction, which could result in a different outcome than our estimated liability. In addition, the regulatory audit statute of limitations for a particular jurisdiction may expire without us becoming subject to an audit by that jurisdiction or an audit may occur but result in a smaller tax liability than we had estimated, and we would no longer be required to incur any or all of the liability for that audit, as the case may be.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to a variety of risks, including changes in interest rates and foreign currency fluctuations.

Market Interest Rate Risk

Changes in interest rates affect interest income earned on our cash equivalents and short-term investments and interest expense on short-term and long-term borrowings.

Our cash equivalents and short-term investments consist primarily of money market funds and auction rate securities, respectively, during the fiscal years ended March 31, 2007 and 2006. The main objective of these investments is safety of principal and liquidity while maximizing return, without significantly increasing risk. A hypothetical 100 basis point decrease in interest rates would have resulted in an approximate $0.6 million and $1.2 million decrease in interest income in fiscal 2007 and 2006, respectively.

As of March 31, 2007, our senior credit facilities were comprised of a $150 million revolving credit facility expiring in August 2009, a $225 million term loan expiring in August 2012 and a second lien term loan of $125 million expiring in August 2013. Borrowings under the revolving credit facility and term loans bear interest at either the London interbank offering rate ("LIBOR") with option periods of one to nine months or a base rate, plus a margin determined by a senior leverage ratio as defined in the credit agreement. A hypothetical 100 basis point increase in interest rates would have resulted in an approximately $3.1 million increase in interest expense in the year ended March 31, 2007, and we had no material outstanding variable rate debt during the year ended March 31, 2006. As of March 31, 2006, our senior credit facilities were comprised of a $145 million revolving credit facility from which we did not have any debt outstanding.

As of March 31, 2007 and March 31, 2006, our outstanding convertible subordinated notes in the aggregate principal amount of $160 million have a fixed interest rate of 4.375% paid semi-annually in February and August, and mature on August 1, 2010 (refer to Note 10 "Convertible Subordinated Debt, Short-Term Debt and Long-Term Debt" to the Consolidated Financial Statements).

We are obligated under the terms of our credit facility to enter into a hedge agreement or other interest rate management arrangement that provides for not less than 25% of the indebtedness outstanding under our term loans to be subject to a fixed rate of interest over a term of two years. To meet this objective, we entered into an interest rate no cost collar transaction with a financial institution, effective November 15, 2006, that resulted in fixing the interest rate on $87.5 million of our variable rate term loans between a three month LIBOR floor of 4.64% and a cap of 5.49% through December 2008. During fiscal 2007, this transaction did not meet all of the criteria necessary for hedge accounting prescribed by SFAS No. 133. As of March 31, 2007, the three month LIBOR rate was within the floor and cap; therefore there was no impact to our interest expense from this interest rate collar. We did not enter into derivative transactions related to our cash equivalents or short-term investments nor for our existing or anticipated liabilities during the year ended March 31, 2006. We do not engage in hedging activity for speculative or trading purposes.

Foreign Currency Exchange Rate Risk

As a multinational corporation, we are exposed to changes in foreign exchange rates. These exposures may change over time and could have a material adverse impact on our financial results. During the fiscal years ended March 31, 2007 and 2006, we did not utilize foreign currency forward contracts to manage the risk of exchange rate fluctuations because we believed that we had a natural hedge through our worldwide operating structure. We do not anticipate any material effect on our consolidated financial position utilizing our current hedging strategy.

ITEM 8. Financial Statements and Supplementary Data

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

	Page
Quantum Corporation – Financial Statements	
Consolidated Statements of Operations for the years ended March 31, 2007, 2006 and 2005	53
Consolidated Balance Sheets as of March 31, 2007 and 2006	54
Consolidated Statements of Cash Flows for the years ended March 31, 2007, 2006 and 2005	55
Consolidated Statements of Stockholders' Equity for the years ended March 31, 2007, 2006 and 2005	56
Notes to Consolidated Financial Statements	57
Reports of Ernst & Young LLP, Independent Registered Public Accounting Firm	87
Schedule II – Consolidated Valuation and Qualifying Accounts	90

QUANTUM CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per-share data)

	For the year ended March 31, 2007	2006	2005
Product revenue	$ 902,256	$ 705,606	$ 670,194
Royalty revenue	113,918	128,681	123,974
Total revenue	1,016,174	834,287	794,168
Cost of revenue	721,889	601,847	558,689
Restructuring charges related to cost of revenue	900	512	-
Total cost of revenue	722,789	602,359	558,689
Gross margin	293,385	231,928	235,479
Operating expenses:			
Research and development	115,220	107,407	96,680
Sales and marketing	126,840	85,388	87,029
General and administrative	51,871	41,979	49,784
Restructuring charges	11,908	18,118	11,521
In-process research and development	14,700	-	-
	320,539	252,892	245,014
Loss from operations	(27,154)	(20,964)	(9,535)
Interest income and other, net	8,746	11,376	8,612
Loss on litigation settlement	-	(20,517)	-
Interest expense	(40,748)	(9,976)	(11,212)
Loss before income taxes	(59,156)	(40,081)	(12,135)
Income tax provision (benefit)	4,938	1,398	(8,639)
Net loss	$ (64,094)	$ (41,479)	$ (3,496)
Basic and diluted net loss per share	$ (0.33)	$ (0.23)	$ (0.02)
Basic and diluted weighted-average common and common equivalent shares	192,236	184,063	181,111

The accompanying notes are an integral part of these Consolidated Financial Statements.

QUANTUM CORPORATION
CONSOLIDATED BALANCE SHEETS
(In thousands, except share amounts)

	March 31, 2007	March 31, 2006
Assets		
Current assets:		
Cash and cash equivalents	$ 60,581	$ 123,298
Short-term investments	35,000	99,975
Accounts receivable, net of allowance for doubtful accounts of $6,431 and $7,843	149,435	114,020
Inventories	91,153	88,963
Deferred income taxes	17,137	7,422
Other current assets	33,155	30,869
Total current assets	386,461	464,547
Long-term assets:		
Property and equipment, less accumulated depreciation	50,241	38,748
Service parts for maintenance, less accumulated amortization	82,361	57,316
Purchased technology, less accumulated amortization	106,524	41,237
Other intangible assets, less accumulated amortization	92,077	8,572
Goodwill	390,032	47,178
Other long-term assets	18,133	5,746
Total long-term assets	739,368	198,797
	$ 1,125,829	$ 663,344
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 98,757	$ 67,306
Accrued warranty	30,669	32,422
Accrued compensation	32,814	24,903
Income taxes payable	15,490	8,627
Deferred revenue, current	57,617	22,107
Current portion of long-term debt	25,000	-
Accrued restructuring charges	13,289	13,019
Other accrued liabilities	55,814	46,825
Total current liabilities	329,450	215,209
Long-term liabilities:		
Deferred income taxes	16,751	6,995
Long-term debt	337,500	-
Convertible subordinated debt	160,000	160,000
Deferred revenue, long-term	27,634	-
Other long-term liabilities	53	69
Total long-term liabilities	541,938	167,064
Commitments and contingencies		
Stockholders' equity:		
Preferred stock:		
Preferred stock, 20,000,000 shares authorized; no shares issued as of March 31, 2007 and March 31, 2006	-	-
Common stock:		
Common stock, $0.01 par value; 1,000,000,000 shares authorized; 197,816,871 and 188,840,566 shares issued and outstanding as of March 31, 2007 and 2006, respectively	1,978	1,889
Capital in excess of par value	306,409	272,690
Retained earnings (deficit)	(60,472)	3,622
Accumulated other comprehensive income	6,526	2,870
Stockholders' equity	254,441	281,071
	$ 1,125,829	$ 663,344

The accompanying notes are an integral part of these Consolidated Financial Statements.

QUANTUM CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	For the year ended March 31, 2007	2006	2005
Cash flows from operating activities:			
Net loss	$ (64,094)	$ (41,479)	$ (3,496)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation	29,416	20,759	22,195
Amortization	55,784	22,665	20,270
In-process research and development	14,700	-	-
Gain on Ireland facility closure	(476)	-	-
Deferred income taxes	1,006	(40)	2
Share-based compensation	8,972	901	1,423
Fixed assets written off in restructuring	1,229	-	-
Common stock received for license fee	(3,319)	-	-
Changes in assets and liabilities, net effects of acquisition:			
Accounts receivable	47,667	14,607	18,291
Inventories	26,430	(21,872)	1,152
Service parts for maintenance	(19,767)	(2,100)	(2,849)
Accounts payable	(4,914)	(14,141)	(1,520)
Accrued warranty	(8,698)	(5,316)	(5,044)
Accrued compensation	(6,742)	(3,165)	(7,666)
Income taxes payable	1,305	(1,374)	(9,264)
Deferred revenue	8,425	1,618	2,958
Accrued restructuring charges	(13,515)	5,315	(779)
Other assets and liabilities	(9,600)	27,041	(9,413)
Net cash provided by operating activities	63,809	3,419	26,260
Cash flows from investing activities:			
Purchases of short-term investments	(714,758)	(1,748,925)	(2,958,185)
Proceeds from sale of short-term investments	781,834	1,673,950	2,983,985
Purchases of property and equipment	(17,195)	(20,024)	(19,792)
Proceeds from sale of facility	6,000	-	5,137
Proceeds from sale of equity investment	-	-	5,138
Payments made in connection with business acquisitions, net of cash acquired	(545,385)	(20,039)	(35,831)
Net cash used in investing activities	(489,504)	(115,038)	(19,548)
Cash flows from financing activities:			
Borrowings of long-term debt, net	486,683	-	-
Principal payments on debt	(134,000)	(1,488)	(2,048)
Proceeds from issuance of common stock, net	10,295	11,269	5,865
Net cash provided by financing activities	362,978	9,781	3,817
Net increase (decrease) in cash and cash equivalents	(62,717)	(101,838)	10,529
Cash and cash equivalents at beginning of period	123,298	225,136	214,607
Cash and cash equivalents at end of period	$ 60,581	$ 123,298	$ 225,136
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Interest	$ 34,962	$ 10,732	$ 10,820
Income taxes, net of refunds	$ 2,515	$ (1,663)	$ 1,390
Notes payable issued in respect of M4 Data (Holdings) Ltd. acquisition	$ -	$ -	$ 1,511
Deferred gain on sale-leaseback	$ -	$ 3,140	$ -
Fair value of stock and options issued in connection with business acquisitions	$ 14,541	$ -	$ -
Value of common stock tendered in satisfaction of employees' income taxes on vesting of employee stock options	$ 213	$ 351	$ 16

The accompanying notes are an integral part of these Consolidated Financial Statements.

QUANTUM CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands)

	Common Stock		Capital in Excess of Par Value	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income	Total
	Shares	Amount				
Balances as of March 31, 2004	180,317	$ 1,804	$ 253,317	$ 48,597	$ 2,831	$ 306,549
Comprehensive loss:						
Net loss	-	-	-	(3,496)	-	(3,496)
Other comprehensive income:						
Foreign currency translation adjustments	-	-	-	-	342	342
Comprehensive loss						(3,154)
Shares issued under employee stock purchase plan	2,191	20	4,630	-	-	4,650
Shares issued under employee stock incentive plans, net	1,367	15	1,180	-	-	1,195
Share-based compensation expense	-	-	1,423	-	-	1,423
Tax benefits related to stock option plans	-	-	20	-	-	20
Balances as of March 31, 2005	183,875	1,839	260,570	45,101	3,173	310,683
Comprehensive loss:						
Net loss	-	-	-	(41,479)	-	(41,479)
Other comprehensive loss:						
Foreign currency translation adjustments	-	-	-	-	(303)	(303)
Comprehensive loss						(41,782)
Shares issued under employee stock purchase plan	2,148	22	5,145	-	-	5,167
Shares issued under employee stock incentive plans, net	2,818	28	6,074	-	-	6,102
Share-based compensation expense	-	-	901	-	-	901
Balances as of March 31, 2006	188,841	1,889	272,690	3,622	2,870	281,071
Comprehensive loss:						
Net loss	-	-	-	(64,094)	-	(64,094)
Other comprehensive income:						
Foreign currency translation adjustments	-	-	-	-	3,656	3,656
Comprehensive loss						(60,438)
Shares issued under employee stock purchase plan	2,451	24	4,110	-	-	4,134
Shares issued under employee stock incentive plans, net	4,650	46	6,921	-	-	6,967
Shares issued in connection with business acquisitions	1,875	19	4,051	-	-	4,070
Stock options assumed in connection with business acquisition	-	-	10,471	-	-	10,471
Share registration costs	-	-	(806)	-	-	(806)
Share-based compensation expense	-	-	8,972	-	-	8,972
Balances as of March 31, 2007	197,817	$ 1,978	$ 306,409	$ (60,472)	$ 6,526	$ 254,441

The accompanying notes are an integral part of these Consolidated Financial Statements.

QUANTUM CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Description of Business

Quantum Corporation ("Quantum", the "Company", "us" or "we") (NYSE:QTM), founded in 1980, is a leading global storage company specializing in backup, recovery and archive solutions. Combining focused expertise, customer-driven innovation, and platform independence, we provide a comprehensive, integrated range of disk, tape and software solutions supported by our sales and service organization. We work closely with a broad network of value-added resellers ("VARs"), original equipment manufacturers ("OEMs") and other suppliers to meet customers' evolving data protection needs. Our stock is traded on the New York Stock Exchange.

Note 2: Basis of Presentation

The accompanying Consolidated Financial Statements include the accounts of Quantum and our wholly-owned subsidiaries. All material intercompany accounts and transactions have been eliminated.

In previous years, we reported two business segments: Tape Drive and Storage Systems. Beginning with the first quarter of fiscal 2007, we report one business segment as a result of organizational changes. These changes include the integration of marketing, sales and research and development functions to enhance the product positioning and to lower the cost platforms within our business. As a result of these integration efforts, discrete financial information for these former segments is no longer tracked below the gross margin level; management no longer measures operating performance nor makes resource allocation decisions on a segmented basis.

On August 22, 2006, we completed our acquisition of Advanced Digital Information Corporation ("ADIC"). ADIC's results of operations and cash flows are included in our Consolidated Statements of Operations and Cash Flows from this date.

During the second quarter of fiscal 2007, we changed our accounting estimate related to the valuation of service parts for maintenance. Previously, we amortized the value of our finished goods service parts over a five year period and evaluated the difference between cost and market value for our component service parts on a quarterly basis, recording write-downs if the cost exceeded estimated market value. Beginning in the second quarter of fiscal 2007, we are amortizing all of our service parts for maintenance on a straight-line basis over a total life of eight years and will record additional write-downs when excess and obsolete parts not covered by the amortization are identified. This change in estimate reflects our usage of service parts, which are used to support our products during their life cycles as well as generally five years after a product reaches end of life. In addition to this change in estimate, we have also reclassified service parts for maintenance from current assets to long-term assets to reflect the expected life of these assets. During the year ended March 31, 2007, we estimate both our cost of revenue and net loss were higher by $5.5 million compared to what would have been recorded using previous estimates. Our net loss increased $0.03 per share for the year ended March 31, 2007 using the changed estimate. See Note 3 below for a description of our accounting policy regarding amortization of service parts for maintenance.

Certain prior period balances in the Consolidated Balance Sheets have been reclassified to conform to current period presentation. In addition to the service parts for maintenance reclassification described above, in the Consolidated Balance Sheets we reclassified other long-term liabilities from other accrued liabilities. These reclassifications have no effect on total assets, stockholders' equity, net loss or cash flows as previously presented.

Note 3: Summary of Significant Accounting Policies

Use of Estimates

The preparation of our Consolidated Financial Statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. We base estimates on historical experience and on various assumptions about the future that are believed to be reasonable based on available information. Our reported financial position or results of operations may be materially different under different conditions or when using different estimates and assumptions, particularly with respect to critical accounting policies, which are discussed below. In the event that estimates or assumptions prove to differ from actual results, adjustments are made in subsequent periods to reflect more current information.

Revenue Recognition

Revenue from sales of hardware products to distributors, VARs, OEMs and end-users is recognized when the criteria of Staff Accounting Bulletin No. 104, *Revenue Recognition*, have been met: when passage of title and risk of ownership are transferred to customers; when persuasive evidence of an arrangement exists; when the price to the buyer is fixed or determinable; and when collection is reasonably assured. When significant post-delivery obligations exist, the related revenue is deferred until such obligations are fulfilled. If there are customer acceptance criteria in the contract, we recognize revenue upon end user acceptance, which typically occurs after delivery and installation are completed.

In the period when the revenue is recognized, allowances are provided for estimated future price adjustments, such as volume rebates, price protection, and future product returns. These allowances are based on the customers' master agreements, programs in existence at the time the revenue is recognized, historical information, contractual limits and plans regarding price adjustments and product returns. Since we have historically been able to reliably estimate the amount of allowances required for future price adjustments and product returns, we recognize revenue, net of projected allowances, upon shipment to our customers. If we were unable to reliably estimate the amount of future price adjustments and product returns in any specific reporting period, then we would be required to defer recognition of the revenue until the right to future price adjustments and product returns lapsed and we were no longer under any obligation to reduce the price or accept the return of the product.

We license certain intellectual property to third party manufacturers under arrangements that are represented by master contracts, allowing these third party manufacturers to manufacture and sell certain of our products. As consideration for licensing the intellectual property, the licensees pay us a per-unit royalty for sales of their products that incorporate the licensed technology. On a periodic basis, the licensees provide us with unit reports that include the quantity of units sold to end users subject to royalties. We recognize revenue based on the unit reports, which are provided to us in a timely fashion. The unit report substantiates that the delivery has occurred. Royalty revenue is measured by multiplying the units sold as reflected in the unit reports by the royalty per unit in accordance with the royalty agreements. Royalty payments are made to us on a per unit basis at a stipulated per unit amount.

Revenue equal to the separately stated price of extended warranty and product service contracts for our hardware products is initially deferred and recognized as revenue ratably over the contract period in accordance with FASB Technical Bulletin 90-1, *Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts.* For other arrangements, when elements such as hardware and services are contained in a single arrangement, or in related arrangements with the same customer, we allocate revenue to the separate elements based on relative fair value, provided we have fair value for all elements of the arrangement. If in an arrangement we have fair value for undelivered elements but not the delivered element, we defer the fair value of the undelivered elements and the residual revenue is allocated to the delivered elements. Undelivered elements typically include installation and services. If fair value does not exist for undelivered elements, then revenue for the entire arrangement is deferred until all elements have been delivered.

Revenue from software sales is recognized when the criteria of Statement of Position No. 97-2, *Software Revenue Recognition* ("SOP 97-2"), have been met. These criteria include persuasive evidence of an arrangement, delivery of the software, a fixed and determinable fee, probable collection and vendor-specific objective evidence of fair value for undelivered elements. Vendor-specific objective evidence is typically based on the price charged when an element is sold separately or, if an element is not sold separately, on the price established by authorized management, if it is probable that the price, once established, will not change before market introduction. We recognize revenue from software sales upon delivery provided that there is no customer acceptance clause in the purchase order or contract, there are no significant post-delivery obligations remaining, the price is fixed and collection of the resulting receivable is reasonably assured. When significant post-delivery obligations exist, the related revenue is deferred until such obligations are fulfilled. If there are customer acceptance criteria in the contract, we recognize revenue upon end user acceptance, which typically occurs after delivery and installation are completed. Revenue from postcontract customer support agreements, which entitle customers to both support and upgrades during the term of the agreement, when-and-if available, is recognized ratably over the life of the agreement. EITF Issue No. 03-5, *Applicability of AICPA Statement of Position 97-2 to Non-*

Software Deliverables in an Arrangement Containing More-Than-Incidental Software ("EITF 03-5"), affirms that the revenue recognition guidance in SOP 97-2 also applies to non-software deliverables, such as computer hardware, in an arrangement if the software is essential to the functionality of the non-software deliverables. We do not currently have any non-software deliverables for which software is essential to the functionality.

Warranty Expense and Liability

We generally warrant our products against defects for 3 to 36 months from the date of sale and provide warranty service on tape drives on a return-to-factory basis. Our tape automation systems may carry service agreements available to customers to extend or upgrade the warranty service. We perform services from our Penang, Malaysia facility to support warranty and service obligations for tape drives, automation systems and other storage products. We also provide automation systems warranty service from our facilities in Colorado Springs, Colorado, and Böehmenkirch, Germany. Jabil Global Service provides screen and repair services in Reynosa, Mexico for North America tape drives and in Szombathely, Hungary for EMEA tape drives. BEI provides automation systems warranty service in Redmond, Washington and Huntsville, Alabama. In addition, we employ various other third party service providers throughout the world that perform tape drive and automation systems services for us.

We estimate future failure rates based upon historical product failure trends as well as anticipated future failure rates if believed to be significantly different from historical trends. Similarly, we estimate future costs of repair based upon historical trends and anticipated future costs if they are expected to significantly differ. We use a model and exercise considerable judgment in determining the underlying estimates. Our model requires an element of subjectivity for all of our products. For example, historical rates of return are not completely indicative of future return rates and we must therefore exercise judgment with respect to future deviations from our historical return rate. When actual failure rates differ significantly from our estimates, we record the impact of these unforeseen costs or cost reductions in subsequent periods and update our assumptions and forecasting models accordingly. As our new products mature and we continue to experience improved quality on our existing products, we are able to improve our estimates with respect to these products. It is reasonably likely that assumptions will be updated for failure rates and, therefore, warranty expense liability in the future.

Share-Based Compensation

Effective April 1, 2006, we adopted the provisions of SFAS No. 123 (revised 2004), *Share-Based Payment* ("SFAS No. 123R"). SFAS No. 123R requires employee stock options and rights to purchase shares under stock participation plans to be accounted for under the fair value method and requires the use of an option pricing model for estimating fair value. Accordingly, share-based compensation is measured at the grant date, based on the fair value of the award. The exercise price of options is equal to the market price of our common stock on the date of grant. In prior fiscal years, we accounted for awards granted under our equity incentive plans under the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB No. 25"), and related interpretations, and provided the required pro forma disclosures prescribed by SFAS No. 123, *Accounting for Stock-Based Compensation* ("SFAS No. 123"), as amended. Prior to the adoption of SFAS No. 123R, only share-based compensation related to the issuance of restricted stock awards was recognized in the Consolidated Statements of Operations, since the restricted stock awards were issued at a discount.

We adopted SFAS No. 123R using the modified prospective method, which does not require prior periods' results to be restated. Under this method, for all awards subject to service vesting conditions that are expected to vest, we recognize compensation expense (a) for all equity incentive awards granted prior to, but not yet vested as of April 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123 and (b) for all equity incentive awards granted, modified or settled subsequent to April 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123R. We recognize the fair value of stock options on a ratable basis over the requisite service periods, which are generally the vesting periods.

Determining the appropriate fair-value model and calculating the fair value of share-based awards at the date of grant requires judgment. We use the Black-Scholes-Merton option pricing model to estimate the fair value of employee stock options and rights to purchase shares under stock participation plans, consistent with the provisions of SFAS No. 123R. The Black-Scholes-Merton model requires the use of input assumptions, including expected life, expected volatility, expected dividend rate and expected risk-free rate of return. We estimate expected life of the award based on historical experience with similar awards, giving consideration to the contractual terms, vesting schedules and pre-vesting and post-vesting forfeitures. We estimate the volatility of our common stock based on the historical volatility over the most recent period corresponding with the estimated expected life of the award. Higher volatility and expected lives result in a proportional increase to share-based compensation determined at the date of grant. The expected dividend rate and expected risk-free rate of return are not as significant to the calculation of fair value. Although the fair value of our share-based awards is determined in accordance with SFAS No. 123R, the Black-Scholes-Merton option pricing model requires the input of highly subjective assumptions, and other reasonable assumptions could provide differing results.

Under the provisions of SFAS 123R, the fair value of share-based grants with a market vesting condition must be modeled and valued with a path-dependent valuation technique. We valued certain restricted stock with both market and service vesting conditions that was granted in fiscal 2007 utilizing a Monte Carlo simulation model, and the stock price was simulated using Geometric Brownian Motion, a widely accepted model of stock price behavior used in option pricing models. The primary assumptions used in the valuation models to value our restricted stock with market and service vesting conditions include the time frame of the simulation, the volatility rate, the risk-free interest rate and dividend yield. The time frame assumption is based on the grant specifications. We estimate the volatility of our common stock based on the historical volatility over the most recent period corresponding with the time frame assumption. We estimate the risk-free interest rate based on the zero coupon treasury constant maturity rate corresponding with the time frame assumption. Dividend rates are based on our historical experience. The fair value of this restricted stock with market and service vesting conditions is recognized ratably over the three and four years corresponding with the derived requisite service periods for these restricted shares.

In addition, SFAS No. 123R requires us to develop a forfeiture rate which is an estimate of the number of share-based awards that will be forfeited prior to vesting. Quarterly changes in the estimated forfeiture rate can potentially have a significant effect on reported share-based compensation, as the effect of adjusting the forfeiture rate for all expense amortization after April 1, 2006 is recognized in the period the forfeiture estimate is changed. During fiscal 2007 our forfeiture rate remained consistent and there was no forfeiture rate adjustment impact.

Shipping and Handling Fees

Shipping and handling fees are included in cost of revenue and were $34.8 million, $25.4 million and $20.7 million in fiscal 2007, 2006 and 2005, respectively.

Advertising Expense

We expense advertising costs as incurred. Advertising expense for the years ended March 31, 2007, 2006 and 2005 was $9.3 million, $11.0 million and $9.6 million, respectively.

Research and Development Costs

Expenditures relating to the development of new products and processes are expensed as incurred. These costs include expenditures for employee compensation, materials used in the development effort, other internal costs, as well as expenditures for third party professional services. We have determined that technological feasibility for our software products is reached shortly before the products are released to manufacturing. Costs incurred after technological feasibility is established have not been material and we have expensed all software-related research and development costs when incurred.

Cash Equivalents, Short-Term Investments and Other Investments

We consider all highly liquid debt instruments with a maturity of 90 days or less at the time of purchase to be cash equivalents. Cash equivalents are carried at fair value, which approximates their cost.

Investments in marketable debt securities with maturities of greater than three months at the time of purchase are classified as short-term investments. These investments generally consist of highly marketable securities that are intended to be available to meet current cash requirements. All of our investments are classified as available-for-sale and are carried at fair market value. Realized gains and losses and declines in value judged to be other-than-temporary are recorded in interest income and other, net. The cost of securities sold is based on the specific identification method.

We also hold investments in privately held technology companies and private technology venture limited partnerships. These investments individually represent voting ownership interests of less than 20%. Ownership interests in private technology limited partnerships are accounted for under the equity method unless our interest is so minor (typically less than 5%) that we have virtually no influence over the partnership operating and financial policies, in which case the cost method is used. Currently, our investments in private technology limited partnerships are accounted for using the equity method.

Our investments in other privately held companies are accounted for under the cost method. We review these non-marketable equity investments on a regular basis to determine if there has been any impairment of value which is other than temporary by reviewing their financial information, gaining knowledge of any new financing or other business agreements and assessing their operating viability.

Allowance for Doubtful Accounts

We perform ongoing credit evaluations of our customers' financial condition and generally require no collateral from our customers. These evaluations require significant judgment and are based on multiple sources of information and analyze such factors as our historical bad debt experiences, industry and geographic concentrations of credit risk, current economic trends and changes in customer payment terms. We maintain an allowance for doubtful accounts based on historical experience and expected collectibility of outstanding accounts receivable. We record bad debt expense in general and administrative expenses.

Inventory Valuation

Our inventory is stated at the lower of cost or market, with cost computed on a first-in, first-out basis ("FIFO"). Adjustments to reduce the cost of inventory to its net realizable value, if required, are made for estimated excess, obsolete or impaired balances. Factors influencing these adjustments include decline in demand, rapid technological changes, product life cycle and development plans, component cost trends, product pricing, physical deterioration and quality issues. Revisions to these adjustments would be required if these factors differ from our estimates.

Property and Equipment

Property and equipment are carried at cost, less accumulated depreciation and amortization, computed on a straight-line basis over the estimated useful lives of the assets as follows:

Buildings	25 years
Machinery and equipment	3 to 7 years
Computer equipment	3 to 5 years
Software	3 to 10 years
Furniture and fixtures	7 years
Other office equipment	5 to 10 years
Leasehold improvements	Life of lease

Service Parts for Maintenance

We value our service parts for maintenance at amortized cost less adjustments for excess or obsolete parts, if any. We carry service parts because we generally provide product warranty for 3 to 36 months and earn revenue by providing enhanced warranty and repair service outside this warranty period. Service parts consist of both component parts, which are primarily used to repair defective units, and finished units, which are provided for customer use permanently or on a temporary basis while the defective unit is being repaired. Cost includes direct material, direct labor, overhead and other direct costs. Estimates of excess and obsolete parts involve significant estimates and judgments about the future, including the estimated amount of component parts expected to be consumed in the future warranty and out of warranty service and the estimated number of parts required to meet future customer needs. Amortization of the aggregate service parts is computed on a straight-line basis over the estimated useful life of eight years. Should the technology or our customers' service needs change and cause an increase or decrease in the estimated useful lives of such service parts, an adjustment to expense would be recorded.

Goodwill and Intangible Assets

Goodwill is reviewed for impairment annually in the fiscal fourth quarter, or more frequently when indicators of impairment are present. Refer to Note 8 "Goodwill and Intangible Assets" for a discussion of the impact of applying Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets.*

Intangible assets are carried and reported at acquisition cost, net of accumulated amortization subsequent to acquisition. Intangible assets are amortized over their estimated useful lives, which range from one to ten years. Intangible assets are reviewed for impairment whenever events or circumstances indicate impairment might exist in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-lived Assets.* Projected undiscounted net cash flows expected to be derived from the use of those assets are compared to the respective net carrying amounts to determine whether any impairment exists. Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets.

Restructuring Charges

In recent periods and over the past several years, we recorded significant restructuring charges related to the realignment and restructuring of our business operations. These charges represent expenses incurred in connection with certain cost reduction programs and acquisition integrations that we have implemented and consist of the cost of involuntary termination benefits, separation benefits, stock compensation charges, facilities charges, asset write-offs and other costs of exiting activities or geographies.

The charges for severance and exit costs require the use of estimates, primarily related to the number of employees paid severance, the amount of severance and related benefits to be paid primarily based on years of service or statutory requirements and the cost of exiting facilities. Facilities exit costs typically require estimates and assumptions related to future maintenance costs, our ability to secure a sub-tenant, if applicable, and any sublease income to be received in the future.

We account for severance and other postemployment benefits resulting from involuntary terminations in accordance with SFAS No. 112, *Employers' Accounting for Postemployment Benefits* ("SFAS No. 112") because we maintain a benefit plan with defined termination benefits from which payment amounts are reasonably estimable. Under SFAS No. 112, we record a severance liability at the time management commits to a plan with sufficient detail to reasonably estimate benefits.

We account for facilities and all other restructuring charges not subject to SFAS No. 112 in accordance with SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities,* ("SFAS No. 146"). SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred rather than at the date of an entity's commitment to an exit plan. SFAS No. 146 establishes fair value as the objective for initial measurement of the liability. Any employee benefit arrangements not subject to SFAS No. 112 that require future service beyond a minimum retention period are recognized over the future service period. Restructuring charges we have incurred under SFAS No. 146 in recent years include facilities charges, noncancellable purchase commitments related to cost of revenue and noncancellable purchase commitments for operating activities as well as fixed asset write-offs. Only costs resulting from an exit plan that were not associated with, or that did not benefit activities that would be continued, were eligible for recognition as liabilities at the commitment date.

Income Taxes

We account for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes* ("SFAS No. 109"), which requires that deferred tax assets and liabilities be recognized for the effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. SFAS No. 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Concentration of Credit Risk

We invest our excess cash in deposits with major banks and in money market funds and short-term debt securities of companies with strong credit ratings from a variety of industries. These securities generally mature within 365 days and, therefore, bear minimal risk. We have not experienced any material losses on these investments and limit the amount of credit exposure to any one issuer and to any one type of investment.

We sell products to customers in a wide variety of industries on a worldwide basis. In countries or industries where we are exposed to material credit risk, we require collateral, including cash deposits, letters of credit and/or credit insurance, prior to the completion of a transaction. We do not believe there is a credit risk beyond that provided for in the financial statements in the ordinary course of business.

Sales to the top five customers in fiscal 2007 represented 42% of revenue compared to 49% of revenue in fiscal year 2006 and 52% of revenue in fiscal 2005. Sales to Dell were 20% of revenue in fiscal 2007, compared to 18% of revenue in fiscal 2006 and 17% of revenue in fiscal 2005. Sales to Hewlett-Packard ("HP") were 9% of revenue in fiscal 2007, compared to 18% of revenue in fiscal 2006 and 22% of revenue in fiscal 2005. These sales concentrations do not include revenues from sales of media that were sold directly to these customers by our licensees, for which we earn royalty revenue, or revenues from sales of tape libraries sold directly to these customers by our other OEM tape drive customers.

Foreign Currency Translation and Transactions

Assets, liabilities and operations of foreign offices and subsidiaries are recorded based on the functional currency of the entity. For a majority of our material foreign operations, the functional currency is the U.S. dollar. The assets and liabilities of foreign offices with a local functional currency are translated, for consolidation purposes, at current exchange rates from the local currency to the reporting currency, the U.S. dollar. The resulting gains or losses are reported as a component of other comprehensive income within stockholders' equity. Although approximately one third of our sales are made to customers in non-U.S. locations, a majority of our material transactions are denominated in U.S. dollars. Accordingly, transaction gains or losses have been immaterial to our Consolidated Financial Statements for all years presented. The effect of foreign currency exchange rate fluctuations on cash was also immaterial for the years presented. Assets and liabilities denominated in other than the functional currency are remeasured each month with the remeasurement gain or loss recorded in interest income and other, net. The effect of this remeasurement was immaterial to our Consolidated Financial Statements for all years presented.

Derivative Financial Instruments

In accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activity* ("SFAS No. 133"), all derivatives, whether designated in hedging relationships or not, are recognized on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and the hedged item are recognized in earnings. If the derivative is designated as a cash flow hedge, changes in the fair value of the derivative are recorded in other comprehensive income and are recognized in the income statement when the hedged item affects earnings. Derivatives not designated or qualifying as a hedging instrument are adjusted to fair value through earnings. We may, from time to time, enter into derivative instruments to hedge against known or forecasted market exposures. We may also enter into derivative instruments to meet the requirements of our credit facility.

Risks and Uncertainties

As is typical in the information storage industry, a significant portion of our customer base is concentrated among a small number of OEMs. The loss of any one of our more significant customers, or a significant decrease in the sales volume with one of these significant customers, could have a material adverse effect on our results of operations and financial condition. Furthermore, if general economic conditions were to worsen, the resulting effect on IT spending could also have a material adverse effect on our results of operations and financial condition. We also face future uncertainties since HP, one of our OEM customers, also owns competing LTO tape drive and media.

A limited number of tape drive storage products make up a significant majority of our sales, and due to increasingly rapid technological change in the industry, our future operating results depend on our ability to develop and successfully introduce new products.

Our main supplier of tape heads is located in China. Political instability, trade restrictions, changes in tariff or freight rates or currency fluctuations in China could result in increased costs and delays in shipment of our products and could materially and adversely impact our operating results.

We have outsourced a significant portion of our manufacturing to a small number of contract manufacturers. This concentration presents risks of component shortages or other delays in customer deliveries, increased costs for products manufactured for us and risks associated with unacceptable quality of the products.

Accumulated Other Comprehensive Income

Accumulated other comprehensive income consisting of foreign currency translation adjustments was $6.5 million and $2.9 million as of March 31, 2007 and March 31, 2006, respectively. The change in this balance during fiscal 2007 includes $2.7 million of currency translation adjustments recorded to foreign exchange expense resulting from the liquidation of our Ireland entity.

Recent Accounting Pronouncements

In February 2006, the FASB issued SFAS No. 155, *Accounting for Certain Hybrid Instruments* ("SFAS No. 155"), which amends SFAS No. 133 and SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities* ("SFAS No. 140"). SFAS No. 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. SFAS No. 155 also clarifies and amends certain other provisions of SFAS No. 133 and SFAS No. 140. This statement is effective for all financial instruments acquired or issued in fiscal years beginning after September 15, 2006, and is effective for us beginning in fiscal 2008. Adoption of this standard is not expected to have a significant impact on our financial position or results of operations.

In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, an interpretation of SFAS No. 109, *Accounting for Income Taxes* ("FIN No. 48"). Under FIN No. 48 a company would recognize the benefit from a tax position only if it is more-likely-than-not that the position would be sustained upon audit based solely on the technical merits of the tax position. FIN No. 48 clarifies how a company would measure the income tax benefits from the tax positions that are recognized, provides guidance as to the timing of the derecognition of previously recognized tax benefits and describes the methods for classifying and disclosing the liabilities within the financial statements for any unrecognized tax benefits. FIN No. 48 also addresses when a company should record interest and penalties related to tax positions and how the interest and penalties may be classified within the income statement and presented in the balance sheet. FIN No. 48 is effective for fiscal years beginning after December 15, 2006 and is effective for us in the first quarter of fiscal 2008. Differences between the amounts recognized in the statements of operations prior to and upon the adoption of FIN No. 48 would be accounted for as a cumulative effect adjustment to the beginning balance of retained earnings. We are currently evaluating FIN No. 48 and its possible impacts on our financial statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. This statement applies to other accounting pronouncements that require or permit fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and is effective for us beginning in fiscal 2009. Adoption of this standard is not expected to have a significant impact on our financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, The *Fair Value Option for Financial Assets and Financial Liabilities.* This statement permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses for which the fair value option has been elected will be reported in earnings. This statement is effective for us beginning in fiscal 2009. We are currently evaluating the impact this statement will have on our consolidated financial statements.

Note 4: Stock Incentive Plans and Share-Based Compensation

Description of Stock Incentive Plans

Long-Term Incentive Plan

We have a Long-Term Incentive Plan (the "Plan") that provides for the issuance of stock options, stock appreciation rights, stock purchase rights and long-term performance awards to our employees, consultants, officers and affiliates. The Plan has reserved for future issuance 46.7 million shares of stock and 20.3 million shares of stock were available for grant as of March 31, 2007.

Beginning in the first quarter of fiscal 2007, under the Plan we began granting restricted stock units with a zero purchase price rather than options in most cases to our existing employees. We continue to grant options to our existing employees in certain circumstances. Newly hired employees are typically granted stock options under the Plan. Stock options granted to newly hired employees in fiscal 2007 generally vest 25% on the first anniversary of the grant date with the remainder vesting monthly at the rate of $1/48^{th}$ over the following three years and have contractual terms of seven years. Stock options granted to existing employees in fiscal 2007 generally vest monthly over four years and have contractual terms of seven years. Grants in prior fiscal years typically had contractual terms of seven to ten years. Restricted stock awards and units ("restricted stock") granted under the Plan are subject to forfeiture if employment terminates prior to the release of the restrictions and generally vest over two to four years. We do not have any performance-based awards outstanding as of March 31, 2007. We have 1.1 million shares of restricted stock with both market and service vesting conditions as of March 31, 2007 that, upon meeting certain market conditions over one and two year periods from initial grant, will begin to vest over the following two years.

In fiscal 2007, 2006 and 2005, we granted rights to 3.7 million, 0.5 million and 1.6 million shares, respectively, of our restricted stock under the Plan at an exercise price of $0.00 in fiscal 2007 and an exercise price of $0.01 per share in fiscal 2006 and 2005.

Supplemental Stock Plan

We have a Supplemental Stock Plan (the "SSOP"), which is not approved by our stockholders, that provides for the issuance of stock options and stock purchase rights to our employees and consultants. Options under the SSOP generally vest over two to four years and expire ten years after the grant date. Restricted stock granted under the SSOP is subject to forfeiture if employment terminates prior to the release of the restrictions and generally vests over two to three years.

The SSOP was terminated effective April 1, 2003, from which time no new stock options or stock purchase rights have been or will be granted under the SSOP. Outstanding stock options and stock purchase rights granted under the SSOP prior to April 1, 2003 remain outstanding and continue to be governed by the terms and conditions of the SSOP.

Assumed Stock Option Plans

During the second quarter of fiscal 2007, in connection with our acquisition of ADIC, we assumed 2.5 million outstanding stock options granted under the four stock option plans of ADIC ("assumed option plans"). Based on the exchange ratio formula in the Agreement and Plan of Merger ("Merger Agreement"), these assumed options are exercisable for an aggregate 14.7 million shares of Quantum common stock. Options under the assumed option plans generally vest over four years from initial grant date and expire from one month to eight years from March 31, 2007. No additional options will be granted under these assumed option plans.

Other Stock Option Plans

We have other stock option plans (the "Other Plans") under which 1.0 million shares of common stock as of March 31, 2007 were reserved for future issuance of stock options, stock appreciation rights, stock purchase rights, restricted stock awards and long-term performance awards to our employees, consultants, officers and affiliates. Options under the Other Plans are granted at prices determined by the Board of Directors, but at not less than the fair market value. As of March 31, 2007, 0.3 million shares of stock were available for grant.

In fiscal 2007, 2006 and 2005, we granted 62,000 shares, 44,000 shares and 6,000 shares, respectively, of Quantum Corporation restricted stock under the Other Plans at an exercise price of $0.01 per share.

Stock Purchase Plan

We have an employee stock purchase plan (the "Purchase Plan") that allows for the purchase of stock at 85% of fair market value at the date of grant or the exercise date, whichever value is less. The Purchase Plan is qualified under Section 423 of the Internal Revenue Code. Under the Stock Purchase Plan, rights to purchase shares are only granted during the second and fourth quarter of each fiscal year. In January 2005, the Stock Purchase Plan was modified from a 2-year look back to a 6-month look back option. As a result, the option life decreased from fiscal 2005 to fiscal 2006. There were 3.7 million shares available for issuance as of March 31, 2007.

Employees purchased 2.5 million shares, 2.2 million shares and 2.2 million shares of Quantum Corporation common stock under the Purchase Plan in fiscal 2007, 2006 and 2005, respectively. The weighted-average price of Quantum Corporation stock purchased under the Purchase Plan was $1.69, $2.40 and $2.12, in fiscal 2007, 2006 and 2005, respectively.

Determining Fair Value Under SFAS No. 123R

Stock Options

Share-based compensation recognized in fiscal 2007 as a result of the adoption of SFAS No. 123R, as well as pro forma disclosures according to the original provisions of SFAS No. 123 for periods prior to the adoption of SFAS No. 123R, use the Black-Scholes-Merton option valuation model for estimating fair value of stock options granted under our plans and rights to acquire stock granted under our Purchase Plan. We amortize the fair value of stock options on a ratable basis over the requisite service periods, which are generally the vesting periods. The expected life of awards granted represents the period of time that they are expected to be outstanding. We determine the expected life based on historical experience with similar awards, giving consideration to the contractual terms, vesting schedules, exercise patterns and pre-vesting and post-vesting forfeitures. We estimate the volatility of our common stock based on the historical volatility of our own common stock over the most recent period corresponding with the estimated expected life of the award. We base the risk-free interest rate used in the Black-Scholes-Merton option valuation model on the implied yield currently available on U.S. Treasury zero-coupon issues with an equivalent remaining term equal to the expected life of the award. We have not paid any cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. Consequently, we use an expected dividend yield of zero in the Black-Scholes-Merton option valuation model. We use historical data to estimate pre-vesting option forfeitures and record share-based compensation for those awards that are expected to vest. In accordance with SFAS No. 123R, we adjust share-based compensation for changes to the estimate of expected equity award forfeitures based on actual forfeiture experience. The effect of adjusting the forfeiture rate for all expense amortization after April 1, 2006 is recognized in the period the forfeiture estimate is changed. During fiscal 2007 our forfeiture rate remained consistent and there was no forfeiture rate adjustment impact.

The weighted-average estimated fair values and the assumptions used in calculating such values for stock options during each fiscal period are as follows:

	For the year ended March 31,		
	2007	2006	2005
Option life (in years)	4.2	3.2	3.1
Risk-free interest rate	4.94%	3.88%	3.26%
Stock price volatility	0.60	0.67	0.76
Dividend yield	-	-	-
Weighted-average grant date fair value	$ 1.13	$ 1.32	$ 1.44

The above assumptions were used to calculate the fair value of options granted under the legacy Quantum plans. As of August 22, 2006, ADIC had approximately 2.5 million stock options outstanding. Based on the exchange ratio of 5.9756 calculated in accordance with the formula in the Merger Agreement, we assumed the outstanding options of ADIC, which are exercisable for an aggregate of 14.7 million shares of Quantum common stock. The per option exercise price is equal to the per option exercise price of each such option prior to the merger divided by the exchange ratio of 5.9756.

The fair value of the assumed options was calculated using a Black-Scholes-Merton option valuation model with the following assumptions for vested and unvested ADIC options assumed, respectively: expected life of 1.4 and 2.7 years, risk-free interest rate of 5.22% and 5.07%, expected volatility of 36.8% and 45.8% and no dividend yield. The portion of the estimated fair value of unvested options related to future service was allocated to future share-based compensation and is being recognized over the remaining vesting period.

Stock Purchase Plan

Under the Purchase Plan, rights to purchase shares are granted during the second and fourth quarter of each fiscal year. The weighted-average fair values and the assumptions used in calculating fair values during each fiscal period are as follows:

	For the year ended March 31,		
	2007	2006	2005
Option life (in years)	0.50	0.50	1.25
Risk-free interest rate	5.17%	3.99%	2.21%
Stock price volatility	0.41	0.41	0.73
Dividend yield	-	-	-
Weighted-average grant date fair value	$ 0.60	$ 0.84	$ 1.26

Restricted Stock

Following the provisions of SFAS No. 123R, the fair value of the majority of our restricted stock is the intrinsic value as of the grant date. During fiscal 2007, certain restricted stock was granted with both market and service vesting conditions that, under SFAS No. 123R must be modeled and valued using a path-dependent valuation technique. The restricted stock with a market and service vesting condition was valued utilizing a Monte Carlo simulation model, and the stock price was simulated using Geometric Brownian Motion, a widely accepted model of stock price behavior used in option pricing models. The fair value of this restricted stock with a market and service vesting condition is recognized ratably over the three and four years corresponding with the requisite service periods for these restricted shares. The primary assumptions used in the valuation models to value the restricted stock with a market condition during the year ended March 31, 2007 are as follows:

Time frame of simulation	2 years
Risk-free interest rate	4.77%
2-year historical volatility	0.43
Dividend yield	-
Weighted-average grant date fair value	$ 0.25

Share-Based Compensation Under SFAS No. 123R

The following table summarizes the effects of share-based compensation resulting from the application of SFAS No. 123R to stock options and restricted stock granted under our plans and rights to acquire stock under our Purchase Plan (in thousands, except per-share amount):

	For the year ended March 31, 2007	
	SFAS No. 123R Impact	As Reported
Cost of revenue	$ 1,191	$ 722,789
Gross margin	(1,191)	293,385
Operating expenses:		
Research and development	2,544	115,220
Sales and marketing	1,965	126,840
General and administrative	3,272	51,871
Loss from operations	(8,972)	(27,154)
Net loss	$ (8,972)	$ (64,094)
Basic and diluted net loss per share	$ (0.05)	$ (0.33)

	For the year ended March 31, 2007
Share-based compensation (by type of award):	
Stock options	$ 5,330
Stock purchase plan	1,340
Restricted stock	2,302
	$ 8,972

The total share-based compensation cost capitalized as part of inventory as of March 31, 2007 was not material. The total share-based compensation cost that would have been capitalized as part of inventory as of March 31, 2006 and 2005 would also not have been material, if we had applied the provisions of SFAS No. 123R. During fiscal 2007, no tax benefit was realized for the tax deduction from option exercises and other awards due to our net operating losses and tax benefit carryforwards

As of March 31, 2007, there was $7.1 million of total unrecognized compensation costs related to stock options granted under our plans. This unrecognized compensation cost is expected to be recognized over a weighted-average period of 2.1 years. Total intrinsic value of options exercised for the year ended March 31, 2007, 2006 and 2005 was $4.1 million, $1.7 million and $0.3 million, respectively. We settle stock option exercises with newly issued common shares.

As of March 31, 2007, there was $3.3 million of total unrecognized compensation costs related to nonvested restricted stock granted under our Plans. The unrecognized compensation cost for restricted stock is expected to be recognized over a weighted-average period of 2.4 years. Total fair value of awards vested during the year ended March 31, 2007, 2006 and 2005 was $0.9 million, $1.3 million and $0.2 million, respectively. We issue new common shares upon vesting of restricted stock units.

Pro Forma Information Under SFAS No. 123

Prior to fiscal 2007, we accounted for our share-based compensation plans using the intrinsic value method prescribed in APB No. 25 and related Interpretations. Only share-based compensation relating to restricted stock was reflected in net loss in the year ended March 31, 2006, as generally all other stock options granted under our share-based compensation plans had an exercise price equal to or greater than the market value of the underlying common stock on the date of grant. Had compensation cost for the plans been determined based on the fair value at the grant dates for awards under our plans consistent with the method of SFAS No. 123, our net loss and basic and diluted net loss per share would have been changed to the pro forma amounts indicated below (in thousands, except per-share data):

	For the year ended March 31,	
	2006	2005
Reported net loss	$ (41,479)	$ (3,496)
Add back employee stock option expense	-	509
Share-based employee compensation determined under the fair value method for all awards, net of tax effects	(8,717)	(11,743)
Pro forma net loss	$ (50,196)	$ (14,730)
Pro forma basic and diluted net loss per share	$ (0.27)	$ (0.08)
As reported basic and diluted net loss per share	$ (0.23)	$ (0.02)

Stock Activity

Stock Options

A summary of activity relating to all of our stock option plans is as follows (options and intrinsic value in thousands):

	Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding as of March 31, 2004	33,855	$ 6.39		
Granted	6,517	$ 2.14		
Exercised	(1,441)	$ 0.83		
Expired	(558)	$ 13.92		
Forfeited	(6,941)	$ 6.86		
Outstanding as of March 31, 2005	31,432	$ 5.52		
Granted	6,645	$ 2.51		
Exercised	(3,141)	$ 2.10		
Expired	(5,619)	$ 7.60		
Forfeited	(1,549)	$ 3.29		
Outstanding as of March 31, 2006	27,768	$ 4.90		
Granted and assumed	20,269	$ 1.73		
Exercised	(4,854)	$ 1.48		
Expired	(1,096)	$ 2.96		
Forfeited	(5,828)	$ 5.14		
Outstanding as of March 31, 2007	36,259	$ 3.62	4.39	$ 14,529
Vested and expected to vest at March 31, 2007	33,307	$ 3.75	4.32	$ 12,675
Exercisable as of March 31, 2007	22,774	$ 4.48	3.87	$ 6,509

Included in stock options granted and assumed were 14.7 million stock options assumed in connection with our acquisition of ADIC during the second quarter of fiscal 2007. The following table summarizes information about options outstanding and exercisable as of March 31, 2007 (options in thousands):

Range of Exercise Prices	Options Outstanding	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (Years)	Options Exercisable	Weighted-Average Exercise Price
$ 0.88 - $ 1.32	679	$ 0.95	5.77	596	$ 0.93
$ 1.39 - $ 2.00	7,932	$ 1.52	4.64	3,693	$ 1.53
$ 2.05 - $ 3.01	18,027	$ 2.57	4.50	9,373	$ 2.73
$ 3.02 - $ 4.53	3,433	$ 3.68	6.20	2,924	$ 3.69
$ 4.55 - $ 6.81	1,894	$ 6.64	3.08	1,894	$ 6.64
$ 6.85 - $ 10.23	2,567	$ 9.10	2.47	2,567	$ 9.10
$ 10.37 - $ 15.36	1,350	$ 12.31	2.58	1,350	$ 12.31
$ 15.75 - $ 22.73	377	$ 18.08	1.40	377	$ 18.08
	36,259	$ 3.62	4.39	22,774	$ 4.48

Expiration dates ranged from April 25, 2007 to August 1, 2015 for options outstanding at March 31, 2007. Employee stock options issued generally have contractual lives of seven to ten years. Prices for options exercised during the three-year period ended March 31, 2007, range from $0.03 to $3.44.

Restricted Stock

A summary of activity relating to our restricted stock follows (shares in thousands):

	Shares	Weighted-Average Grant Date Fair Value
Nonvested at March 31, 2006	789	$ 2.82
Granted	3,811	$ 1.59
Vested	(373)	$ 2.81
Forfeited	(513)	$ 1.83
Nonvested at March 31, 2007	3,714	$ 1.69

Note 5: <u>**Acquisitions**</u>

Acquisitions have been recorded using the purchase method of accounting and the results of operations are included in our consolidated results as of the date of each acquisition. We allocate the purchase price of our acquisitions to the tangible assets, liabilities, and intangible assets acquired, including in-process research and development ("IPR&D"), based on their estimated fair values. The excess purchase price over those fair values is recorded as goodwill. The excess fair values over the purchase price is allocated as a pro-rata reduction of the amounts that otherwise would have been assigned to all of the acquired assets except (a) financial assets other than investments accounted for by the equity method, (b) assets to be disposed of by sale, (c) deferred tax assets, (d) prepaid assets relating to pension or other postretirement benefit plans and (e) any other current assets.

<u>Advanced Digital Information Corporation</u>

On August 22, 2006 (the "Acquisition Date"), we completed our acquisition of ADIC, a publicly traded provider of storage solutions for the open systems marketplace, pursuant to the terms of the Agreement and Plan of Merger ("Merger Agreement"), dated May 2, 2006. ADIC's results of operations are included in our Consolidated Statements of Operations and Cash Flows from the Acquisition Date. We acquired ADIC to expand our global sales force, market access and product offerings into the enterprise and data management software space.

The total purchase price for ADIC is comprised of (in thousands, except share and per-share data):

Acquisition of 63.4 million shares of outstanding common stock of ADIC at $12.25 per share:	
In cash (62.9 million shares)	$ 770,612
In exchange for Quantum stock (0.5 million ADIC shares converted to 1.9 million Quantum shares)	4,070
Fair value of ADIC stock options assumed	10,471
Acquisition related transaction costs	7,791
Total purchase price	$ 792,944

Pursuant to the Merger Agreement, each outstanding share of ADIC common stock was converted into the right to receive either (a) $12.25 in cash or (b) a number of shares of Quantum common stock equal to the number of ADIC shares of common stock multiplied by 3.461, with ADIC stockholders given the choice to elect to receive cash, stock or a combination of the two.

As of August 22, 2006, ADIC had approximately 2.5 million stock options outstanding. Based on the exchange ratio of 5.9756 calculated in accordance with the formula in the Merger Agreement, we assumed the outstanding options of ADIC, which are exercisable for an aggregate of 14.7 million shares of Quantum common stock. The fair value of options assumed was calculated using a Black-Scholes-Merton valuation model with the following assumptions for vested and unvested options assumed, respectively: expected life of 1.4 to 2.7 years, risk-free interest rate of 5.22% and 5.07%, expected volatility of 36.8% to 45.8% and no dividend yield. The portion of the estimated fair value of unvested ADIC options related to future service is being recognized over the remaining vesting period.

The total purchase price was allocated to ADIC's net tangible and identifiable intangible assets based on their estimated fair values as set forth below. The excess of the purchase price over the net tangible and identifiable intangible assets was recorded as goodwill. The estimates and assumptions underlying the fair values below are subject to change with regard to completion of the ADIC integration plan and finalizing restructuring costs (in thousands):

Current assets	$ 390,262
Property and equipment	29,758
Service parts for maintenance	16,067
Long-term assets	2,349
Intangible assets	190,278
Goodwill	342,854
Current liabilities *	(155,439)
Long-term liabilities	(37,885)
In-process research and development	14,700
Total purchase price	$ 792,944

* Current liabilities include approximately $14.1 million of a restructuring liability related to the acquisition. The restructuring liability is primarily related to the severance benefits for pre-merger ADIC employees at the time of the acquisition.

During fiscal 2007, goodwill related to the ADIC acquisition increased $4.6 million from our original preliminary purchase price allocation due to a decrease of $6.7 million in the estimated fair value of certain IT assets and $0.6 million related to net change in the estimate of amounts to be paid to certain vendors and service providers. This was partially offset by a $1.7 million net decrease in the estimate of severance benefits paid to certain pre-merger ADIC employees and $1.0 million of other items.

In performing our purchase price allocation, we considered, among other factors, our intention for future use of acquired assets, analyses of historical financial performance and estimates of future performance of ADIC's products. The fair value of intangible assets was based, in part, on a valuation completed by a third-party valuation firm using a discounted cash flow approach and other valuation techniques as well as estimates and assumptions provided by management. The following table sets forth the components of intangible assets associated with the acquisition and the weighted-average amortization period (fair value in thousands):

	Fair Value	Amortization (Years)
Purchased technology	$ 92,493	4.7
Customer lists	92,600	7.1
Trademarks	4,700	5.8
Non-compete agreements	485	5.0
Total intangible assets acquired	$ 190,278	5.9

Purchased technology, which comprises products that have reached technological feasibility, includes products in most of ADIC's product lines, principally the ADIC Scalar i2000 and Scalar i500 libraries and StorNext data management software. It also includes a combination of ADIC processes, patents and trade secrets related to the design and development of ADIC's products. This proprietary know-how can be leveraged to develop new technology and improve our products. Customer lists represent the underlying relationships and agreements with ADIC's installed customer base.

We expensed IPR&D upon acquisition as it represented incomplete ADIC research and development projects that had not reached technological feasibility and had no alternative future use as of the Acquisition Date.

Technological feasibility is established when an enterprise has completed all planning, designing, coding and testing activities that are necessary to establish that a product can be produced to meet its design specifications including functions, features and technical performance requirements. The value assigned to IPR&D of $14.7 million was determined by considering the importance of each project to our overall development plan, estimating costs to develop the purchased IPR&D into commercially viable products, estimating the resulting net cash flows from the projects when completed and discounting the net cash flows using a discount rate of 18% to their present value based on the percentage of completion of the IPR&D projects. Purchased IPR&D relates to projects associated with the ADIC Scalar i2000 and Scalar i500 products that had not yet reached technological feasibility as of the Acquisition Date and have no alternative future use.

We have currently not identified any material pre-acquisition contingencies. If we identify a material pre-acquisition contingency during the remainder of the purchase price allocation period, we will attempt to determine its fair value and include it in the purchase price allocation. If information becomes available to us prior to the end of the one year purchase price allocation period which would indicate that it is probable that such events had occurred and the amounts can be reasonably estimated, such items will be included in the purchase price allocation.

The following unaudited pro forma financial information presents the combined results of operations of Quantum and ADIC as if the acquisition had occurred as of the beginning of each period presented (in thousands, except per-share data):

	For the year ended March 31, 2007	2006
Pro forma revenue	$ 1,195,715	$ 1,296,417
Pro forma net loss	$ (97,923)	$ (132,171)
Pro forma basic and diluted net loss per share	$ (0.51)	$ (0.71)

Pro forma net loss for the year ended March 31, 2007 includes $15.1 million of IPR&D expense related to an acquisition completed by ADIC prior to our acquisition of ADIC.

The unaudited pro forma financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results that would have occurred had the transaction been completed at the beginning of the period indicated, nor is it necessarily indicative of future operating results.

Certance Holdings

On January 5, 2005, we acquired all of the shares of Certance Holdings and its subsidiaries ("Certance"), a privately held supplier of tape backup drives and data protection solutions, for $60 million in cash paid to the Certance shareholders plus $2.5 million for the direct costs of the acquisition. Under the terms of the acquisition, the total consideration of $60 million payable by us upon acquisition was paid as of March 31, 2006.

With the acquisition, we offer end-users a broad range of tape technology choices for meeting their individual backup, recovery and archive needs. The acquisition also enhanced our tape drive and media business by expanding our product and intellectual property portfolio, broadening our end-user customer base and further strengthening our revenue and cash generating foundation.

The purchase price at the time of the acquisition was allocated based on the estimated fair value of net tangible and intangible assets acquired, and liabilities assumed, to the following assets and liabilities (in thousands):

Current assets	$ 69,311
Property and equipment	4,248
Long-term assets	2,261
Intangibles	25,070
Current liabilities *	(36,605)
Long-term liabilities	(1,980)
Total purchase price	$ 62,305

* Current liabilities included approximately $3.7 million of a restructuring liability related to the acquisition as of March 31, 2005. The restructuring liability related to the severance benefits for pre-merger Certance employees at the time of the acquisition and the facility charges for certain vacant facilities in the United Kingdom. There was no remaining restructuring liability related to Certance as of March 31, 2007.

The following table sets forth the components of intangible assets associated with the acquisition and the weighted-average amortization period (fair value in thousands):

	Fair Value	Amortization (Years)
Purchased technology	$ 23,340	6.7
Customer lists	1,534	2.0
Order backlog and other	196	0.3
Total intangible assets acquired	$ 25,070	6.4

Note 6: Financial Instruments and Other Investments

Cash, Cash Equivalents and Short-term Investments

The following is a summary of our cash, cash equivalents and short-term investments (in thousands):

	As of March 31, 2007	As of March 31, 2006
Cash	$ 40,122	$ 63,140
Certificates of deposit	-	11,664
Money market funds	20,459	48,494
Auction rate securities	35,000	99,975
	$ 95,581	$ 223,273
Included in cash and cash equivalents	$ 60,581	$ 123,298
Included in short-term investments	35,000	99,975
	$ 95,581	223,273

A substantial portion of cash was invested in overnight interest-bearing accounts as of March 31, 2007.

Our auction rate securities are classified as available for sale investments. The difference between the amortized cost of auction rate securities and fair value was immaterial as of March 31, 2007 and March 31, 2006. There were no unrealized gains or losses on short-term investments as of March 31, 2007 and 2006. As of March 31, 2007, the average auction rate securities portfolio duration was less than 45 days and the securities had contractual maturities greater than ten years.

During fiscal 2007, 2006 and 2005, we sold auction rate securities and marketable equity securities and realized gains and losses as follows (in thousands):

	Realized Gains	Realized Losses	Net Gains
2007	$ 617	$ -	$ 617
2006	-	-	-
2005	1,238	-	1,238

Other Investments

Other investments consist of privately held technology companies and private technology venture limited partnerships and are recorded in other long-term assets on the Consolidated Balance Sheets.

We held $1.5 million of investments in private technology venture limited partnerships that are accounted for under the equity method. During fiscal 2007, we recorded gains of $0.2 million reflecting our pro-rata share of the limited partnerships' net gains. These gain amounts were primarily based on the general partners' estimates of the fair value of non-marketable securities held by the partnerships and, to a lesser extent, realized gains and losses from the partnerships' disposal of securities. We did not have investments in private technology venture limited partnerships in fiscal 2006 and 2005.

Our other investments in privately held technology companies of $3.5 million are accounted for under the cost method. We review these non-marketable equity investments on a regular basis to determine if there has been any impairment of value which is other than temporary by reviewing their financial information, gaining knowledge of any new financing or other business agreements and assessing their operating viability. There were no gains or losses on these investments during fiscal 2007, and we had no investments accounted under the cost method in fiscal 2006 or 2005.

Derivatives

We are obligated under the terms of our credit facility to enter into a hedge agreement or other interest rate management arrangement that provides for not less than 25% of the indebtedness outstanding under our term loans to be subject to a fixed rate of interest over a term of two years. To meet this objective, we entered into an interest rate no cost collar transaction with a financial institution, effective November 15, 2006, that resulted in fixing the interest rate on $87.5 million of our variable rate term loans between a three month LIBOR rate floor of 4.64% and a cap of 5.49% through December 2008. Whenever the three month LIBOR rate is greater than the cap, we receive from the financial institution the difference between 5.49% and the current three month LIBOR rate on the notional amount. Conversely, whenever the three month LIBOR rate is lower than the floor, we remit to the financial institution the difference between 4.64% and the current three month LIBOR rate on the notional amount. As of March 31, 2007, the three month LIBOR rate was within the floor and cap.

During fiscal 2007, this transaction did not meet all of the criteria necessary for hedge accounting prescribed by SFAS No. 133. We recorded the change in fair market value in other long-term assets in the Consolidated Balance Sheets and in interest income and other, net in the Consolidated Statements of Operations. As of March 31, 2007, the market value of the interest rate collar was $94,000. We do not engage in hedging activity for speculative or trading purposes.

We did not utilize foreign currency forward exchange contracts in fiscal 2007, 2006 or 2005 and there were no foreign currency forward contracts outstanding as of March 31, 2007 or March 31, 2006.

Summary Table of Fair Value and Related Carrying Amounts of Financial Instruments

	As of March 31, 2007		As of March 31, 2006	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash and cash equivalents	$ 60,581	$ 60,581	$ 123,298	$ 123,298
Short-term investments	35,000	35,000	99,975	99,975
Convertible subordinated debt	160,000	148,800	160,000	162,400
Revolving credit facility	25,000	25,000	-	-
Term loans	337,500	337,500	-	-
	$ 618,081	$ 606,881	$ 383,273	$ 385,673

Refer to Note 10, "Convertible Subordinated Debt, Short-Term Debt and Long-Term Debt", for additional disclosures regarding our debt financial instruments.

Note 7: Inventories, Property and Equipment and Service Parts for Maintenance

Inventories consisted of (in thousands):

	As of March 31,	
	2007	2006
Materials and purchased parts	$ 45,011	$ 35,061
Work in process	7,234	8,571
Finished goods	38,908	45,331
	$ 91,153	$ 88,963

Property and equipment consisted of (in thousands):

	As of March 31,	
	2007	2006
Machinery and equipment	$ 157,966	$ 137,794
Furniture and fixtures	19,367	9,069
Buildings and leasehold improvements	23,715	28,536
Land	-	257
	$ 201,048	$ 175,656
Less accumulated depreciation	(150,807)	(136,908)
	$ 50,241	$ 38,748

Service parts for maintenance consisted of (in thousands):

	As of March 31,	
	2007	2006
Service parts for maintenance	$ 114,016	$ 79,651
Less accumulated amortization	(31,655)	(22,335)
	$ 82,361	$ 57,316

Sale of Ireland Facility

In May 2006, we completed the sale of our facility in Dundalk, Ireland, where we performed service operations for several products. We sold the facility for $6.0 million, and the total gain on this asset held for sale was approximately $3.2 million which was recorded during the current fiscal year in interest income and other, net in the Consolidated Statements of Operations.

Asset Retirement Obligations

We have asset retirement obligations related to certain leased facilities where we have contractual commitments to remove leasehold improvements and return the property to a specified condition when the lease terminates. At March 31, 2007 and 2006, the value of these obligations was $2.1 million and $1.2 million, respectively, and is classified in other accrued liabilities in the Consolidated Balance Sheets. At March 31, 2007, the net book value of the leasehold assets solely related to our asset retirement obligations approximated $6.9 million. The amount of amortization expense of the associated leasehold assets and accretion expense associated with our asset retirement obligations for the years ended March 31, 2007 and 2006 were $0.3 million and $0.5 million, respectively.

Note 8: Goodwill and Intangible Assets

Net goodwill and intangible assets as of March 31, 2007 and 2006 represented approximately 52% and 15% of total assets, respectively. The goodwill and intangible asset balances, net of amortization, as of March 31, 2007 and 2006 were $588.6 million and $97.0 million, respectively. Amortization expense related to finite-lived purchased intangible assets was approximately $42.0 million in fiscal 2007, $21.7 million in fiscal 2006, and $18.9 million in fiscal 2005.

Acquired intangible assets are amortized over their estimated useful lives, which generally range from one to ten years. In estimating the useful lives of intangible assets, we considered the following factors:

- The cash flow projections used to estimate the useful lives of the intangible assets showed a trend of growth that was expected to continue for an extended period of time;
- Our tape automation products, in particular, have long development cycles and have experienced long product life cycles; and
- Our ability to leverage core technology into new tape automation products and, therefore, to extend the lives of these technologies.

Intangible amortization within our Consolidated Statements of Operations for the years ended March 31, 2007, 2006 and 2005 follows (in thousands):

	For the year ended March 31,		
	2007	2006	2005
Cost of revenue	$ 26,567	$ 16,222	$ 13,131
Research and development	999	581	1,446
Sales and marketing	14,217	4,290	3,773
General and administrative	209	585	528
	$ 41,992	$ 21,678	$ 18,878

The following tables provide a summary of the carrying amount of intangible assets that will continue to be amortized (in thousands):

	As of March31, 2007			As of March31, 2006		
	Gross Amount	Accumulated Amortization	Net Amount	Gross Amount	Accumulated Amortization	Net Amount
Purchased technology	$ 189,119	$ (82,595)	$ 106,524	$ 112,518	$ (71,281)	$ 41,237
Trademarks	27,260	(19,221)	8,039	22,560	(15,865)	6,695
Non-compete agreements	2,000	(1,568)	432	2,516	(2,516)	-
Customer lists	108,272	(24,666)	83,606	15,672	(13,795)	1,877
Assembled workforce	-	-	-	1,582	(1,582)	-
	$ 326,651	$ (128,050)	$ 198,601	$ 154,848	$ (105,039)	$ 49,809

The total expected future amortization related to intangible assets is provided in the table below (in thousands):

	Amortization
Fiscal 2008	$ 48,945
Fiscal 2009	41,076
Fiscal 2010	36,785
Fiscal 2011	28,815
Fiscal 2012 and thereafter	42,980
Total as of March 31, 2007	$ 198,601

Note 9: **Accrued Warranty and Indemnifications**

Accrued Warranty

The following table details the change in the accrued warranty balance (in thousands):

	For the year ended March 31,	
	2007	2006
Balance as of April 1	$ 32,422	$ 37,738
Warranties assumed from ADIC	6,945	-
Additional warranties issued	23,208	21,416
Adjustments for warranties issued in prior fiscal years	-	1,570
Settlements	(31,906)	(28,302)
Balance as of March 31	$ 30,669	$ 32,422

We generally warrant our products against defects from 3 to 36 months. A provision for estimated future costs and estimated returns for credit relating to warranty is recorded when products are shipped and revenue recognized. Our estimate of future costs to satisfy warranty obligations is primarily based on historical trends and, if believed to be significantly different from historical trends, estimates of future failure rates and future costs of repair including materials consumed in the repair, labor and overhead amounts necessary to perform the repair.

If future actual failure rates differ from our estimates, we record the impact in subsequent periods. If future actual costs to repair were to differ significantly from our estimates, we would record the impact of these unforeseen cost differences in subsequent periods.

Indemnifications

We have certain financial guarantees, both express and implied, related to product liability and potential infringement of intellectual property. Other than certain product liabilities recorded as of March 31, 2007, we did not record a liability associated with these guarantees, as we have little or no history of costs associated with such indemnification requirements. Contingent liabilities associated with product liability may be mitigated by insurance coverage that we maintain.

In the normal course of business to facilitate transactions of our services and products, we indemnify certain parties with respect to certain matters. We have agreed to hold certain parties harmless against losses arising from a breach of representations or covenants, or out of intellectual property infringement or other claims made against certain parties. These agreements may limit the time within which an indemnification claim can be made and the amount of the claim. In addition, we have entered into indemnification agreements with our officers and directors, and our bylaws contain similar indemnification obligations to our agents.

It is not possible to determine the maximum potential amount under these indemnification agreements due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. Historically, payments made by us under these agreements have not had a material impact on our operating results, financial position or cash flows.

Note 10: **Convertible Subordinated Debt, Short-Term Debt and Long-Term Debt**

Our debt includes the following (in thousands):

	As of March 31,	
	2007	2006
Convertible subordinated debt	$ 160,000	$ 160,000
Revolving credit facility	25,000	-
Term loans	337,500	-
	$ 522,500	$ 160,000

	For the year ended March 31,	
	2007	2006
Weighted-average interest rate	8.11%	4.38%

Short-Term Debt

During fiscal 2007, short-term debt is the current portion of long-term debt due within the next twelve months, as described in the "Long-Term Debt" section below. In fiscal 2006, short-term debt related to M4 Data. Per the purchase agreement for the acquisition of M4 Data in April 2001, we issued $1.5 million debentures under the earn out provisions during the year ended March 31, 2006. These debentures were also redeemed during the year ended March 31, 2006. We are not obligated to issue any additional debentures.

Convertible Subordinated Debt

On July 30, 2003, we issued 4.375% convertible subordinated notes in the aggregate principal amount of $160 million in a private placement transaction. The notes are unsecured obligations subordinated in right of payment to all of our existing and future senior indebtedness. The notes mature on August 1, 2010 and are convertible at the option of the holders at any time prior to maturity into an aggregate of 36.8 million shares of Quantum common stock at a conversion price of $4.35 per share. We cannot redeem the notes prior to August 5, 2008.

Long-Term Debt

In December 2002, we entered into a secured senior credit facility with a group of banks, providing us with a $100 million revolving credit line and a $50 million synthetic lease that contained the same financial covenants as the revolving credit line. In March 2004, we amended the secured senior credit facility to extend the maturity to March 2006 and adjust several covenant requirements. In January 2005, we amended the revolving credit line and the synthetic lease agreement to reflect an acquisition. The revolving credit line was amended to increase it from $100 million to $145 million and to adjust covenant requirements. In October 2005, we amended and restated the revolving credit line to extend the maturity to October 2008, adjust covenant levels and adjust the fee structure. In February 2006, we terminated the $50 million synthetic lease. In August 2006, the revolving credit line was terminated and replaced by the borrowings described below, and we wrote off $0.7 million of unamortized loan fees.

In August 2006, we entered into a secured senior credit facility with a group of lenders providing a $150 million revolving credit line and a $225 million term loan. We also entered into a secured $125 million second lien term loan. On August 22, 2006, we borrowed $445 million, which consisted of $225 million under the term loan, $125 million under the second lien term loan and $95 million borrowed on the revolving credit line. On August 28, 2006, we borrowed an additional $51.5 million on the revolving credit line. We incurred loan fees of $9.8 million which are included in other long-term assets on the Consolidated Balance Sheets and are being amortized to interest expense over the respective loan terms. On November 27, 2006, we amended the credit facility to adjust covenant levels, adjust prepayment dates and increase the margin on the second lien term loan.

The $225 million term loan matures on August 22, 2012, but is subject to accelerated maturity on April 2, 2010, if we do not refinance to extend the maturity date of, or convert into equity, the existing $160 million convertible debt prior to January 1, 2010. Interest accrues on the term loan at either, at our option, a prime rate plus a margin of 2.15%, or

LIBOR plus a margin of 4.00%. Interest is payable quarterly. As of March 31, 2007, the interest rates on the term loan were 9.35% on $87.5 million and 9.32% on the remaining $125 million outstanding. Beginning on December 31, 2006, principal payments on the term loan in an amount equal to $6.25 million are payable quarterly, and after September 30, 2008 principal payments in an amount equal to $0.6 million are payable quarterly with a final payment of all outstanding principal and interest to be paid at maturity. The term loan may be prepaid at any time, subject to an additional payment of 1.0% of the principal amount being prepaid for any prepayment made within one year of closing. As of March 31, 2007, the outstanding balance on the term loan was $212.5 million.

The $125 million second lien term loan matures on August 22, 2013, but is subject to accelerated maturity on May 2, 2010, if we do not refinance to extend the maturity date of, or convert into equity, the existing $160 million convertible debt prior to February 1, 2010. Interest accrues on the second lien term loan at either, at our option, a prime rate plus a margin of 6.75%, or LIBOR plus a margin of 8.25%. As of March 31, 2007, the interest rate on the second lien term loan was 13.60%. Interest on the second lien term loan is payable quarterly. All outstanding principal on the second lien term loan is payable at maturity. On November 27, 2006 we amended the second lien term loan to prohibit prepayment of amounts outstanding until August 22, 2008 and adjusted the prepayment penalties for the periods after that date. As of March 31, 2007, $125 million was outstanding on the second lien term loan.

The revolving credit facility matures on August 22, 2009. Interest accrues on each drawdown of the revolving credit facility at either, at our option, a prime rate plus a margin ranging from 0.0% to 0.80%, depending on our senior leverage ratio, or LIBOR plus a margin ranging from 1.75% to 3.00%, depending on our senior leverage ratio. Interest is payable quarterly.

Amounts not borrowed on the revolving credit facility are subject to an annual unused line fee of between 0.30% and 0.75% on the unused portion of the credit facility. As of March 31, 2007, the interest rate on the revolving credit facility was 8.36% on the borrowed portion. The facility for the revolving loans may be terminated by us at any time without premium or penalty. As of March 31, 2007, $25 million was outstanding on the revolving credit facility. On April 2, 2007, we borrowed an additional $50 million on the revolving credit line at an interest rate of 9.05%.

During fiscal 2007, we made principal payments of $12.5 million on the term loan as required by the agreement. We also made principal payments on the revolving credit line of $121.5 million during fiscal 2007 of which $95 million repaid the amount borrowed on August 22, 2006 and $26.5 million reduced the amount borrowed on August 28, 2006. As of March 31, 2007, the total outstanding borrowed was $362.5 million and $2.3 million was committed to standby letters of credit.

The revolving credit facility, term loan and second lien term loan are secured by a blanket lien on all of our assets and contain certain financial and reporting covenants which we are required to satisfy as a condition of the credit line and term loans including a limitation on issuing dividends. As of March 31, 2007, we were in compliance with all of the covenants.

Debt Maturities

A summary of the maturities for our convertible subordinated debt, term loans and revolving credit facility follows (in thousands):

Fiscal 2008	$ 25,000
Fiscal 2009	13,625
Fiscal 2010	27,250
Fiscal 2011	162,250
Fiscal 2012	2,250
Fiscal 2013 and thereafter	292,125
Total as of March 31, 2007	$ 522,500

In addition, we borrowed $50 million from our revolving credit facility on April 2, 2007 which becomes due in fiscal 2010.

Fair Value of Debt

The estimated fair values of our borrowings are summarized as follows (in thousands):

	As of March 31, 2007		As of March 31, 2006	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Convertible subordinated debt	$ 160,000	$ 148,800	$ 160,000	$ 162,400
Revolving credit facility	25,000	25,000	—	—
Term loans	337,500	337,500	—	—
	$ 522,500	$ 511,300	$ 160,000	$ 162,400

The fair value for the convertible subordinated debt is based on the quoted market price at the balance sheet dates. The fair value of the revolving credit facility and the term loans approximates the carrying value due to frequent interest rate resets on these instruments.

Note 11: **Restructuring Charges**

During fiscal 2007, management approved and began executing plans to restructure certain operations of Quantum and pre-merger ADIC to eliminate redundant costs resulting from the acquisition of ADIC, implement strategic roadmap decisions and improve efficiencies in operations. In fiscal 2007, 2006 and 2005, we took steps to reduce costs in an effort to return to profitability and rationalize our operations following acquisitions. The restructuring charges that resulted from these cost reduction efforts relate to the outsourcing of certain manufacturing, repair and service operations and consolidation of our operations. Substantial steps have been completed as of March 31, 2007, and the associated costs have been recorded.

The following tables show the type of restructuring expense or (reversal) for fiscal 2007, 2006 and 2005 (in thousands):

	For the year ended March 31,		
By expense type	2007	2006	2005
Severance and benefits	$ 11,150	$ 15,259	$ 9,465
Facilities	(1,701)	2,859	1,996
Research and development programs	1,230	-	-
Inventory	900	512	-
Fixed assets and other	1,229	-	60
Total	$ 12,808	$ 18,630	$ 11,521
By cost reduction actions			
Outsource certain manufacturing, repair and service functions	$ 2,561	$ 9,027	$ 2,540
Consolidate our operations	10,247	9,603	8,970
Other general expense reduction	-	-	11
Total	$ 12,808	$ 18,630	$ 11,521

Fiscal 2007

We recorded expenses of $11.2 million for severance and benefits associated with eliminating redundancies and streamlining operations identified in all areas of our business during the year ended March 31, 2007 resulting from our evaluation and integration of ADIC and the strategic direction of our business. Approximately 23% of our severance and benefits restructuring charges were related to outsourcing certain manufacturing, repair and service functions, the largest of which is due to closing our Scotland operation. We expect the severance and benefits restructuring charges to be paid to the impacted employees during fiscal 2008.

The $1.7 million facilities reversal resulted from the decision to use a previously vacated Colorado facility in which to consolidate our U.S. manufacturing, repair and service operations. We incurred a $1.2 million charge related to noncancellable purchase commitments related to research and development projects that were cancelled as we implemented strategic roadmap decisions. In addition to the research and development costs, we had $0.9 million of noncancellable purchase commitments for inventory related to planned future generation products that will not be produced. We also had $1.2 million in fixed asset write-offs for tooling and related CIP assets impacted by implementation of our strategic roadmap decisions.

In addition to the restructuring expenses in fiscal 2007, the net restructuring costs associated with exiting activities of pre-merger ADIC were $14.1 million, consisting primarily of severance and benefits costs for employees in a variety of functions throughout the world and, to a lesser extent, excess facilities obligations in the U.S. These costs were recognized as a liability assumed in the purchase business combination and were included in the allocation of the cost to acquire ADIC and, accordingly, resulted in an increase to goodwill rather than an expense in fiscal 2007.

Fiscal 2006

In fiscal 2006, a total of $9.0 million in charges were recorded as severance as a result of the closing of the site in Dundalk, Ireland, and the outsourcing of repair operations in the European region. We classified $0.5 million of the charges associated with this closure as a component of cost of revenue during fiscal 2006. This closure was completed by March 31, 2007.

A charge of $6.7 million was recorded as severance as part of the continuing effort to streamline our IT, product development and marketing processes following the product platform transitions and the consolidation of the marketing function. In addition, a charge of $2.9 million was also recorded for our facility in Colorado Springs, Colorado to reflect changes in lease assumptions as a result of the completion of the sale-leaseback transaction. This facility was subsequently used for operations and reversed in fiscal 2007.

Fiscal 2005

A charge of $2.5 million was recorded primarily for severance as a result of outsourcing certain manufacturing and write-offs of fixed assets related to this plan.

A charge of $5.8 million was recorded primarily for severance benefits and severance related costs, impacting most Quantum functions and locations, particularly for research and development consolidation. In addition, $1.2 million was also recorded for separation costs related to our former Chief Operating Officer. A net charge of $2.0 million was recorded for vacant facilities in the United Kingdom; Boulder, Colorado; Colorado Springs, Colorado and San Jose, California as a result of changes to the original assumptions.

The following tables show the activity and the estimated timing of future payouts for cost reduction plans (in thousands):

	Severance and benefits	Facilities	Research and development programs	Inventory	Fixed assets and other	Total
Balance as of March 31, 2004	$ 2,617	$ 4,647	$ -	$ -	$ -	$ 7,264
Restructuring costs	11,716	2,441	-	-	60	14,217
Cash payments	(8,216)	(2,879)	-	-	(60)	(11,155)
Non-cash charges and other	(210)	284	-	-	-	74
Restructuring charge reversal	(2,251)	(445)	-	-	-	(2,696)
Balance as of March 31, 2005	3,656	4,048	-	-	-	7,704
Restructuring costs	15,704	3,013	-	512	-	19,229
Cash payments	(8,736)	(3,895)	-	-	-	(12,631)
Non-cash charges and other	(151)	(21)	-	(512)	-	(684)
Restructuring charge reversal	(427)	(172)	-	-	-	(599)
Balance as of March 31, 2006	10,046	2,973	-	-	-	13,019
Restructuring costs	29,243	898	1,230	900	1,232	33,503
Cash payments	(23,759)	(1,378)	(292)	-	-	(25,429)
Non-cash charges and other	150	-	-	(88)	(1,232)	(1,170)
Restructuring charge reversal	(4,933)	(1,701)	-	-	-	(6,634)
Balance as of March 31, 2007	$ 10,747	$ 792	$ 938	$ 812	$ -	$ 13,289
Estimated timing of future payouts:						
Fiscal 2008	$ 10,747	$ 118	$ 938	$ 812	$ -	$ 12,615
Fiscal 2009 to 2013	-	674	-	-	-	$ 674
	$ 10,747	$ 792	$ 938	$ 812	$ -	$ 13,289

The $13.3 million restructuring accrual as of March 31, 2007 is comprised of obligations for severance and benefits and vacant facilities for both Quantum and pre-merger ADIC in addition to noncancellable purchase obligations for inventory and research and development programs. The severance and benefits charges will be paid during fiscal 2008 as will the noncancellable purchase obligations for inventory and research and development. The facilities charges relating to vacant facilities in Boulder, Colorado; and Basingstoke, United Kingdom will be paid over their respective lease terms, which continue through fiscal 2013. With the acquisition of ADIC in the second quarter of fiscal 2007, we also acquired ADIC's vacant facilities in Englewood, Colorado and Ithaca, New York. The facilities charges related to the vacant Englewood and Ithaca facilities will be paid over their respective lease terms. The Englewood lease ended in December 2006, and the Ithaca lease continues through fiscal 2012.

Additional charges may be incurred in the future related to these restructurings, particularly if the actual costs associated with restructured activities are higher than estimated. In fiscal 2008, we plan additional implementation of integration savings plans to reduce our on going cost structure by consolidating facilities, reducing workforce and taking other discretionary expense reduction measures. Until we achieve sustained profitability, we may incur additional charges in the future related to additional cost reduction steps. Future charges that we may incur associated with future cost reduction activities are not estimable at this time.

Note 12: **Patent Cross-License Agreement**

During the fourth quarter of fiscal year 2007, we recorded a $3.3 million license fee as royalty revenue relating to a patent cross-license agreement with Data Domain, a privately held company. The cross-license agreement provides each party a license to the other's patents covering data de-duplication and certain other non-tape data storage technologies. Under the terms of our agreement, Data Domain paid the license fee with shares of its common stock.

Note 13: **Stockholder Rights Agreement, Common Stock and Common Stock Repurchases**

We have a stockholder rights agreement (the "Rights Agreement") that provides existing stockholders with the right to purchase preferred stock in the event of certain changes in our ownership. Specifically, existing stockholders will have the right to purchase one one-thousandth of a share of Series B Junior Participating Preferred Stock for each share of common stock held, or, under certain circumstances, shares of common stock with a market value twice the exercise price of such right. The purchase price in either case is determined by the Board of Directors, subject to adjustment.

On November 1, 2006, we amended our Rights Agreement in a second amendment such that the beneficial ownership by any person or entity of up to 25% of our common stock (including ownership of convertible notes or other securities convertible into our common stock) will not trigger a distribution pursuant to the Rights Agreement, provided that such person or entity beneficially owns no more than 20% of our outstanding common stock (including ownership of securities convertible into our common stock, but excluding ownership of notes convertible into our common stock).

Subject to certain exceptions, including the first amendment discussed below with respect to Private Capital Management, these rights may be exercised the tenth day after any person or group becomes the beneficial owner (or makes an offer that would result in such beneficial ownership) of 20% or more of the outstanding common stock. If such change in beneficial ownership is combined with a merger of Quantum or a sale of more than 50% of our assets, then the existing stockholders have the right to purchase, for the exercise price, a number of shares of common stock in the surviving entity having a market value of twice the exercise price of such right. The Rights Agreement may serve as a deterrent to takeover tactics that are not in the best interests of stockholders. There are 1,000,000 preferred shares reserved for issuance under the Rights Agreement.

On October 28, 2002, we amended our Rights Agreement to allow Private Capital Management to acquire up to 25% of our outstanding common stock without triggering the issuance of the preferred shares in exchange for its entering into a Stockholder Agreement with us that places certain restrictions on Private Capital Management with respect to its ownership and control of its shares of our common stock. The effect of both amendments to the Rights Agreement on holders of our common stock is that it is less likely that the preferred shares under the Rights Agreement will be issued to the holders of our common stock.

During fiscal 2000, the Board of Directors authorized us to repurchase up to $700 million of our common stock in open market or private transactions. As of March 31, 2007 and 2006, there was approximately $87.9 million remaining on our authorization to repurchase Quantum common stock, although our ability to repurchase our common stock is restricted under our credit facility covenants.

Note 14: **Savings and Investment Plan**

Substantially all of the regular domestic employees are eligible to make contributions to our 401(k) savings and investment plan. We match a percentage of our employees' contributions and may also make additional discretionary contributions to the plan. Employer contributions were $4.5 million, $3.0 million and $2.8 million in fiscal 2007, 2006 and 2005, respectively.

Note 15: **Income Taxes**

The income tax provision (benefit) consists of the following (in thousands):

	As of March 31,		
	2007	2006	2005
Federal:			
Current	$ (765)	$ -	$ (11,922)
Deferred	-	-	-
	(765)	-	(11,922)
State:			
Current	626	464	395
Deferred	-	-	-
	626	464	395
Foreign:			
Current	4,071	1,005	2,886
Deferred	1,006	(71)	2
	5,077	934	2,888
Income tax provision (benefit)	$ 4,938	$ 1,398	$ (8,639)

The income tax provision (benefit) from continuing operations differs from the amount computed by applying the federal statutory rate of 35% to loss before income taxes as follows (in thousands):

	As of March 31,		
	2007	2006	2005
Benefit at federal statutory rate	$ (20,704)	$ (13,909)	$ (4,247)
State taxes	626	464	395
Unbenefited losses and credits	25,425	15,118	7,135
Net release of contingent tax reserves	-	-	(15,595)
Taxes on dividend repatriation	(765)	-	3,500
Other	356	(275)	173
	$ 4,938	$ 1,398	$ (8,639)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of deferred tax assets and liabilities are as follows (in thousands):

	As of March 31, 2007	As of March 31, 2006
Deferred tax assets:		
Inventory valuation methods	$ 18,989	$ 7,567
Accrued warranty expense	12,322	13,940
Distribution reserves	5,743	4,401
Loss carryforwards	55,103	65,764
Foreign tax and research and development credit carryforwards	223,792	183,970
Restructuring charge accruals	4,271	3,271
Other accruals and reserves not currently deductible for tax purposes	25,782	9,970
Depreciation and amortization methods	34,128	41,044
	380,130	329,927
Less valuation allowance	(263,437)	(276,324)
Deferred tax asset	$ 116,693	$ 53,603
Deferred tax liabilities:		
Acquired intangibles	$ (75,402)	$ (17,054)
Tax on unremitted foreign earnings	(25,492)	(18,622)
Other	(15,413)	(17,500)
Deferred tax liability	$ (116,307)	$ (53,176)
Net deferred tax asset	$ 386	$ 427

Pretax income from foreign operations was $17.1 million for fiscal 2007 compared to $10.2 million for fiscal 2006 and a loss of $0.4 million for fiscal 2005.

In connection with the disposition of our hard-disk drive business, HDD, to Maxtor, we entered into a Tax Sharing and Indemnity Agreement with Maxtor, dated as of April 2, 2001 (the "Tax Sharing Agreement") that, among other things, defined each company's responsibility for taxes attributable to periods prior to April 2, 2001. Pursuant to a settlement agreement entered into between the companies dated as of December 23, 2004, Maxtor's remaining tax indemnity liability under section 3(a) of the Tax Sharing Agreement was limited to $8.8 million. As of March 31, 2007, $6.2 million remains as the indemnity liability. We believe that this amount is sufficient to cover the remaining potential tax liabilities under this section of the Tax Sharing Agreement.

During the third quarter of fiscal 2007, the decision was made not to utilize the provisions of the Homeland Reinvestment Act for dividends paid from foreign subsidiaries on the fiscal 2006 income tax return filed.

As of March 31, 2007, we had federal net operating loss and tax credit carryforwards of approximately $151.6 million and $189.5 million, respectively. $24.9 million of the federal net operating loss carryforwards are attributable to excess tax deductions from stock option exercises, and are not included in the deferred tax assets shown above. The benefit of these loss carryforwards will be credited to equity when realized. The net operating loss and tax credit carryforwards expire in varying amounts beginning in fiscal 2009 if not previously utilized. These carryforwards include $14.6 million of acquired net operating losses and $10.3 million of credits, the utilization of which is limited under the tax law ownership change provisions.

Manufacturing operations in Malaysia operate under a tax holiday which will expire in whole or in part during fiscal year 2016. The net impact of this tax holiday was to decrease our net loss by approximately $2.7 million in fiscal year 2007 ($0.01 per share, diluted). We had no material tax holiday benefits during fiscal years 2005 and 2006 respectively.

Due to our history of net losses, and the difficulty in predicting future results, we believe that we cannot rely on projections of future taxable income to realize the deferred tax assets. Accordingly, we have established a full valuation allowance against our U.S. net deferred tax assets.

Significant management judgment is required in determining our deferred tax assets and liabilities and valuation allowances for purposes of assessing our ability to realize any future benefit from our net deferred tax assets. We intend to maintain this valuation allowance until sufficient positive evidence exists to support the reversal of the valuation allowance. Our income tax expense recorded in the future will be reduced to the extent that sufficient positive evidence materializes to support a reversal of, or decrease in, our valuation allowance.

Note 16: **Net Loss Per Share**

The following table set forth the computation of basic and diluted net loss per share (in thousands, except per-share data):

	For the year ended March 31,		
	2007	2006	2005
Net loss	$ (64,094)	$ (41,479)	$ (3,496)
Weighted-average shares outstanding used to compute basic and diluted net loss per share	192,236	184,063	181,111
Basic and diluted net loss per share	$ (0.33)	$ (0.23)	$ (0.02)

The computations of diluted net loss per share for the periods presented excluded the effect of the following because the effect would have been antidilutive:

- 4.375% convertible subordinated notes issued in July 2003, which are convertible into 36.8 million shares of Quantum common stock (229.885 shares per $1,000 note) at a conversion price of $4.35 per share.
- Options to purchase 36.3 million shares, 27.8 million shares, and 31.4 million shares of Quantum common stock, which were outstanding as of March 31, 2007, 2006, and 2005, respectively.
- Unvested restricted stock of 3.7 million shares, 1.5 million shares and 0.8 million shares outstanding at March 31, 2007, 2006 and 2005, respectively.

Note 17: **Litigation**

On August 7, 1998, we were named as one of several defendants in a patent infringement lawsuit filed in the U.S. District Court for the Northern District of Illinois, Eastern Division. The plaintiff, Papst Licensing GmbH ("Papst"), owns numerous United States patents, which Papst alleges are infringed upon by hard disk drive products that were sold by our former hard disk drive business. In October 1999, the case was transferred to a federal district court in New Orleans, Louisiana, where it has been joined with other lawsuits involving Papst for purposes of coordinated discovery under multi-district litigation rules. The other lawsuits have Maxtor, Minebea Limited and several other companies as parties. As part of the disposition of our hard disk drive business, HDD, to Maxtor in April 2001, Maxtor assumed the defense of the Papst claims and agreed to indemnify us with respect to litigation relating to this dispute. Maxtor has subsequently been acquired by Seagate, which has assumed Maxtor's defense and indemnification obligations.

On May 18, 2006, a lawsuit was filed in King County Superior Court, Seattle, Washington, naming ADIC and its directors as defendants. The lawsuit is a purported class action filed by Richard Carrigan on behalf of an alleged class of ADIC's shareholders. Plaintiff alleged, among other things, that the director defendants breached their fiduciary duties in approving the proposed acquisition of ADIC by Quantum that was publicly announced on May 2, 2006. The suit sought to enjoin the defendants from consummating the proposed acquisition and other relief. Though the acquisition has since been consummated, the lawsuit remained pending and we have continued discussions with the plaintiff to reach a resolution. In January 2007 the parties entered into a memorandum of understanding to settle the litigation and the parties submitted a settlement agreement to the Court for approval in May 2007, which was preliminarily approved. A hearing for final approval is expected to occur in July 2007.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of

Quantum Corporation

We have audited the accompanying consolidated balance sheets of Quantum Corporation as of March 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2007. Our audits also included the financial statement schedule listed in the index at Item 15(a)(2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Quantum Corporation at March 31, 2007 and 2006 and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 3 to the financial statements, in fiscal 2007, Quantum Corporation changed its method of accounting for stock-based compensation in accordance with guidance provided in Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment.*

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Quantum Corporation's internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 11, 2007 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Palo Alto, California

June 11, 2007

Significant management judgment is required in determining our deferred tax assets and liabilities and valuation allowances for purposes of assessing our ability to realize any future benefit from our net deferred tax assets. We intend to maintain this valuation allowance until sufficient positive evidence exists to support the reversal of the valuation allowance. Our income tax expense recorded in the future will be reduced to the extent that sufficient positive evidence materializes to support a reversal of, or decrease in, our valuation allowance.

Note 16: Net Loss Per Share

The following table set forth the computation of basic and diluted net loss per share (in thousands, except per-share data):

	For the year ended March 31,		
	2007	2006	2005
Net loss	$ (64,094)	$ (41,479)	$ (3,496)
Weighted-average shares outstanding used to compute basic and diluted net loss per share	192,236	184,063	181,111
Basic and diluted net loss per share	$ (0.33)	$ (0.23)	$ (0.02)

The computations of diluted net loss per share for the periods presented excluded the effect of the following because the effect would have been antidilutive:

- 4.375% convertible subordinated notes issued in July 2003, which are convertible into 36.8 million shares of Quantum common stock (229.885 shares per $1,000 note) at a conversion price of $4.35 per share.
- Options to purchase 36.3 million shares, 27.8 million shares, and 31.4 million shares of Quantum common stock, which were outstanding as of March 31, 2007, 2006, and 2005, respectively.
- Unvested restricted stock of 3.7 million shares, 1.5 million shares and 0.8 million shares outstanding at March 31, 2007, 2006 and 2005, respectively.

Note 17: Litigation

On August 7, 1998, we were named as one of several defendants in a patent infringement lawsuit filed in the U.S. District Court for the Northern District of Illinois, Eastern Division. The plaintiff, Papst Licensing GmbH ("Papst"), owns numerous United States patents, which Papst alleges are infringed upon by hard disk drive products that were sold by our former hard disk drive business. In October 1999, the case was transferred to a federal district court in New Orleans, Louisiana, where it has been joined with other lawsuits involving Papst for purposes of coordinated discovery under multi-district litigation rules. The other lawsuits have Maxtor, Minebea Limited and several other companies as parties. As part of the disposition of our hard disk drive business, HDD, to Maxtor in April 2001, Maxtor assumed the defense of the Papst claims and agreed to indemnify us with respect to litigation relating to this dispute. Maxtor has subsequently been acquired by Seagate, which has assumed Maxtor's defense and indemnification obligations.

On May 18, 2006, a lawsuit was filed in King County Superior Court, Seattle, Washington, naming ADIC and its directors as defendants. The lawsuit is a purported class action filed by Richard Carrigan on behalf of an alleged class of ADIC's shareholders. Plaintiff alleged, among other things, that the director defendants breached their fiduciary duties in approving the proposed acquisition of ADIC by Quantum that was publicly announced on May 2, 2006. The suit sought to enjoin the defendants from consummating the proposed acquisition and other relief. Though the acquisition has since been consummated, the lawsuit remained pending and we have continued discussions with the plaintiff to reach a resolution. In January 2007 the parties entered into a memorandum of understanding to settle the litigation and the parties submitted a settlement agreement to the Court for approval in May 2007, which was preliminarily approved. A hearing for final approval is expected to occur in July 2007.

Note 18: **Commitments and Contingencies**

Lease Commitments

We lease certain facilities under non-cancelable lease agreements. Some of the leases have renewal options ranging from one to ten years and others contain escalation clauses and provisions for maintenance, taxes or insurance.

Rent expense was $17.6 million, $13.8 million and $14.6 million for fiscal 2007, 2006 and 2005, respectively. Sublease income was $1.5 million, $1.6 million and $1.2 million for fiscal 2007, 2006 and 2005, respectively.

Future minimum lease payments under operating leases and sublease income are as follows (in thousands):

	Lease Payments	Sublease Income
For the year ending March 31,		
2008	$ 17,593	$ 1,630
2009	14,465	1,628
2010	12,005	734
2011	10,520	107
2012	8,658	44
Thereafter	33,742	-
Total future minimum lease payments and sublease income	$ 96,983	$ 4,143

Synthetic Lease Commitment

Prior to February 2006, we had a five-year synthetic lease agreement with a group of financial institutions (collectively, the "lessor") for a campus facility in Colorado Springs, Colorado, comprised of three buildings, which would have expired in December 2007. The lease for the three buildings was accounted for as an operating lease in accordance with SFAS No. 13, *Accounting for Leases*.

In February 2006, we terminated our synthetic lease agreement with the lessor and completed a sale-leaseback transaction for this facility. We sold the facility for $54.3 million and the total gain on this transaction was approximately $3.2 million, of which $255,000 and $42,000 was recorded during fiscal 2007 and 2006, respectively. The remaining gain was deferred and is being recognized over the term of the lease. In connection with this sale, we leased the facility from the purchaser pursuant to three leases with initial terms of five, seven and 15 years, respectively. The future minimum lease payment schedule above includes $51.5 million remaining lease obligation for the aggregate base monthly rent for this facility. We expect to receive approximately $2.2 million under noncancellable subleases for portions of this facility through fiscal 2010.

Commitments for Additional Investments

As of March 31, 2007, we had commitments to provide an additional $1.5 million in capital funding towards investments we currently hold in two limited partnership venture capital funds. We will invest funds as required until our remaining commitments are satisfied.

Commitments to Purchase Inventory

We use contract manufacturers for certain manufacturing functions. Under these arrangements, the contract manufacturer procures inventory to manufacture products based upon our forecast of customer demand. We are responsible for the financial impact on the contract manufacturer of any reduction or product mix shift in the forecast relative to materials that the contract manufacturer had already purchased under a prior forecast. Such a variance in forecasted demand could require a cash payment for finished goods in excess of current customer demand or for costs of excess or obsolete inventory. As of March 31, 2007, we had issued non-cancelable purchase orders for $53.4 million to purchase finished goods from our contract manufacturers and had accrued $2.8 million and $3.9 million as of March 31, 2007 and 2006, respectively, for finished goods in excess of current customer demand or for the costs of excess or obsolete inventory.

Note 19: **Geographic and Customer Information**

Revenue and long-lived assets (property and equipment, service inventories, goodwill and intangible assets) by region was as follows (revenue is attributed to regions based on the location of customers) (in thousands):

	For the year ended March 31,					
	2007		2006		2005	
	Revenue	Long-Lived Assets	Revenue	Long-Lived Assets	Revenue	Long-Lived Assets
Americas	$ 675,755	$ 696,891	$ 559,272	$ 178,785	$ 459,968	$ 192,192
Europe	259,071	9,613	196,378	10,191	247,300	18,235
Asia Pacific	81,348	14,731	78,637	4,075	86,900	2,702
	$ 1,016,174	$ 721,235	$ 834,287	$ 193,051	$ 794,168	$ 213,129

The following table shows two customers that accounted for 10% or more of our revenue in current or prior years (in millions):

	For the year ended March 31,					
	2007		2006		2005	
	Revenue	% of Revenue	Revenue	% of Revenue	Revenue	% of Revenue
Dell	$ 198.8	20%	$ 152.4	18%	$ 131.7	17%
Hewlett-Packard	$ 92.2	9%	$ 149.8	18%	$ 173.9	22%

Note 20: **Unaudited Quarterly Financial Data**

(In thousands, except per-share data)

	For the year ended March 31, 2007			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Revenue	$ 186,595	$ 250,370	$ 301,899	$ 277,310
Gross margin	$ 52,025	$ 70,613	$ 89,016	$ 81,731
Net loss	$ (3,576)	$ (30,676)	$ (9,524)	$ (20,318)
Basic and diluted loss per share	$ (0.02)	$ (0.16)	$ (0.05)	$ (0.10)

	For the year ended March 31, 2006			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Revenue	$ 206,637	$ 203,607	$ 218,365	$ 205,678
Gross margin	$ 57,442	$ 52,659	$ 63,660	$ 58,167
Net income (loss)	$ (5,477)	$ (13,788)	$ 819	$ (23,033)
Basic and diluted income (loss) per share	$ (0.03)	$ (0.07)	$ -	$ (0.12)

During the second quarter of fiscal 2007, we completed our acquisition of ADIC and expensed $14.7 million of in-process research and development. This transaction is reflected in the net loss and the basic and diluted loss per share for the second quarter of fiscal 2007.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of

Quantum Corporation

We have audited the accompanying consolidated balance sheets of Quantum Corporation as of March 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2007. Our audits also included the financial statement schedule listed in the index at Item 15(a)(2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Quantum Corporation at March 31, 2007 and 2006 and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 3 to the financial statements, in fiscal 2007, Quantum Corporation changed its method of accounting for stock-based compensation in accordance with guidance provided in Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment.*

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Quantum Corporation's internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 11, 2007 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Palo Alto, California

June 11, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of

Quantum Corporation

We have audited management's assessment, included in the accompanying Management Report on Internal Control over Financial Reporting, that Quantum Corporation maintained effective internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Quantum Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management's Report on Internal Control over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Advanced Digital Information Corporation ("ADIC"), which was acquired on August 22, 2006. As of and for the year ended March 31, 2007 total assets and net sales of ADIC represented 16% and 29% of consolidated total assets and net sales, respectively. Our audit of internal control over financial reporting for Quantum Corporation also did not include an evaluation of the internal control over financial reporting of ADIC.

In our opinion, management's assessment that Quantum Corporation maintained effective internal control over financial reporting as of March 31, 2007, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Quantum Corporation maintained, in all material respects, effective internal control over financial reporting as of March 31, 2007, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Quantum Corporation as of March 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2007 of Quantum Corporation and our report dated June 11, 2007 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Palo Alto, California

June 11, 2007

QUANTUM CORPORATION

SCHEDULE II

CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS

Allowance for doubtful accounts

(in thousands)	Balance at beginning of period	Additions assumed in ADIC Acquisition	Additions (Releases) charged to expense	Deductions (i)	Balance at end of period
For the year ended:					
March 31, 2005	$ 9,988	$ -	$ 1,474	$ (2,500)	$ 8,962
March 31, 2006	$ 8,962	$ -	$ (581)	$ (538)	$ 7,843
March 31, 2007	$ 7,843	$ 1,446	$ 133	$ (2,991)	$ 6,431

(i) Uncollectible accounts written off, net of recoveries.

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

ITEM 9A. Controls and Procedures

Attached as exhibits to this Annual Report on Form 10-K are certifications of our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), which are required pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This "Controls and Procedures" section of this Annual Report on Form 10-K includes information concerning the controls and controls evaluation referenced in the certifications. The report of Ernst & Young LLP, our independent registered public accounting firm, is set forth at the end of Part II, Item 8 of this Annual Report on Form 10-K. This report addresses Ernst & Young LLP's audit of our internal control over financial reporting as of March 31, 2007 and of management's assessment of internal control over financial reporting set forth below. This section of the Annual Report on Form 10-K should be read in conjunction with the certifications and the report of Ernst Young LLP for a more complete understanding of the matters presented.

Evaluation of Disclosure Controls

We evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K. This control evaluation was performed under the supervision and with the participation of management, including our CEO and CFO. Disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934, or the Exchange Act, such as this Annual Report on From 10-K is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission, or the SEC. Disclosure controls are also designed to ensure that such information is accumulated and communicated to our management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

Based on the controls evaluation, our CEO and CFO have concluded that, subject to the inherent limitations noted in this Part II, Item 9A, as of the end of the period covered by this Form 10-K, our disclosure controls were effective to provide reasonable assurance that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified by the SEC, and that material information relating to us is made known to management, including the CEO and the CFO, particularly during the time when our periodic reports are being prepared.

Management Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of March 31, 2007 based on the guidelines established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the results of our evaluation, our management concluded that our internal control over financial reporting was effective as of March 31, 2007 to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles. Management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the operations acquired from Advanced Digital Information Corporation ("ADIC"), which was acquired on August 22, 2006. As allowed pursuant to guidance from the Securities and Exchange Commission, the evaluation of internal control over financial reporting of ADIC may be excluded. We provided Ernst & Young LLP, an independent registered public accounting firm, management's assessment of the effectiveness of our internal control over financial reporting as of March 31, 2007 excluding all ADIC internal controls. As of and for the year ended March 31, 2007 total assets and net sales of ADIC represented 16% and 29% of consolidated total assets and net sales, respectively.

Management's assessment of the effectiveness of our internal control over financial reporting as of March 31, 2007 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included at the end of Part II, Item 8 of this Annual Report on Form 10-K.

Limitations on Effectiveness of Controls

Our management, including our CEO and CFO, does not expect that our disclosure controls or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additional controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Changes in Internal Controls over Financial Reporting

There was no change in our internal control over financial reporting that occurred during our fourth quarter that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

Non-Audit Services of Independent Auditors

Sections 201 and 202 of the Sarbanes-Oxley Act of 2002, signed into law on July 30, 2002, require that all audit services and non-audit services by our independent auditors, Ernst & Young LLP, must be pre-approved by our Audit Committee. Furthermore, the Act prohibits an auditor from performing certain non-audit services for an audit client regardless of the Audit Committee's approval, subject to certain exceptions issued by the Public Company Accounting Oversight Board.

All services performed by Ernst & Young LLP in the fiscal 2007 were approved by our Audit Committee, consistent with our internal policy.

ITEM 9B. Other information

None.

PART III

ITEM 10. Directors and Executive Officers of the Registrant

The information required by this item with respect to our directors, audit committee and audit committee financial expert is incorporated by reference to the information set forth in our proxy statement for the 2007 Annual Meeting of Stockholders to be filed with the Commission within 120 days after the end of our fiscal year ended March 31, 2007. For information pertaining to our executive officers, refer to the "Executive Officers of Quantum Corporation" section of Part I, Item 1 of this Annual Report on Form 10-K.

We have adopted a code of ethics that applies to our principal executive officer and all members of our finance department, including the principal financial officer and principal accounting officer. This code of ethics is posted on our Website. The Internet address for our Website is http://www.quantum.com, and the code of ethics may be found by clicking "About Us" from the home page, selecting "Investor Relations" and then choosing "Corporate Governance." Copies of the code are available free upon request by a stockholder.

We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of this code of ethics by posting such information on our website, at the address and location specified above.

We have adopted Corporate Governance Principles, which are available on our website at http://www.quantum.com, where they may be found by clicking "About Us" from the home page, selecting "Investor Relations" and then choosing "Corporate Governance." Copies of our Corporate Governance Principles are available free upon request by a stockholder. The charters of our Audit Committee, Leadership and Compensation Committee and Corporate Governance and Nominating Committee are also available on our website at http://www.quantum.com, where they may be found by clicking "About Us" from the home page, selecting "Investor Relations" and then choosing "Corporate Governance." Copies of these committee charters are available free upon request by a stockholder.

ITEM 11. Executive Compensation

The information required by this item is incorporated by reference to the information set forth in our proxy statement for the 2007 Annual Meeting of Stockholders to be filed with the Commission within 120 days after the end of our fiscal year ended March 31, 2007.

ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item is incorporated by reference to the information set forth in our proxy statement for the 2007 Annual Meeting of Stockholders to be filed with the Commission within 120 days after the end of our fiscal year ended March 31, 2007.

ITEM 13. Certain Relationships and Related Transactions

The information required by this item is incorporated by reference to the information set forth in our proxy statement for the 2007 Annual Meeting of Stockholders to be filed with the Commission within 120 days after the end of our fiscal year ended March 31, 2007.

ITEM 14. Principal Accountant Fees and Services

The information required by this item is incorporated by reference to the information set forth in our proxy statement for the 2007 Annual Meeting of Stockholders to be filed with the Commission within 120 days after the end of our fiscal year ended March 31, 2007.

PART IV

ITEM 15. Exhibits and Financial Statement Schedules

Upon written request, we will provide, without charge, a copy of our Annual Report on Form 10-K, including the Consolidated Financial Statements, financial statement schedules and any exhibits for our most recent fiscal year. All requests should be sent to:

Investor Relations
Quantum Corporation
1650 Technology Drive Suite 700
San Jose, California 95110
408-944-4450

(a) The following documents are filed as a part of this Report:

1. **Financial Statements**—Our Consolidated Financials Statements are listed in the Index to Consolidated Financial Statements.

2. **Financial Statement Schedules**—Our consolidated valuation and qualifying accounts (Schedule II) financial statement schedule is listed in the Index to Consolidated Financial Statements. All other schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the notes hereto.

(b) **Exhibits**

Exhibit Number	Exhibit Description	Incorporated by Reference			
		Form	File No.	Exhibit(s)	Filing Date
3.1	Amended and Restated Certificate of Incorporation of Registrant.	10-K	001-13449	3.1	June 29, 2001
3.2	Certificate of Correction to the Amended and Restated Certificate of Incorporation of Registrant.	10-Q	001-13449	3.2	November 4, 2005
3.3	Amended and Restated By-laws of Registrant, as amended.	10-K	001-13449	3.2	June 28, 2000
3.4	Certificate of Amendment to Amended and Restated By-laws of Registrant, effective May 21, 2007.	8-K	001-13449	3.1	May 25, 2007
3.5	Certificate of Designation of Rights, Preferences and Privileges of Series B Junior Participating Preferred Stock.	S-3	333-109587	4.7	October 9, 2003
4.1	Amended and Restated Preferred Shares Rights Agreement between the Registrant and Harris Trust and Savings Bank.	S-4/A	333-75153	4.1	June 10, 1999
4.2	First Amendment to the Amended and Restated Preferred Shares Rights Agreement and Certification Of Compliance With Section 27 Thereof, dated as of October 28, 2002.	10-Q	001-13449	4.1	November 13, 2002
4.3	Second Amendment to the Amended and Restated Preferred Shares Rights Plan, dated November 1, 2006.	8-K	001-13449	4.1	November 6, 2006

Exhibit Number	Exhibit Description	Incorporated by Reference			
		Form	File No.	Exhibit(s)	Filing Date
4.4	Stockholder Agreement, dated as of October 28, 2002, by and between Registrant and Private Capital Management.	10-Q	001-13449	4.2	November 13, 2002
10.1	Form of Indemnification Agreement between Registrant and the Named Executive Officers and Directors. *	8-K	001-13449	10.4	April 4, 2007
10.2	Form of Officer Change of Control Agreement, dated April 1, 2007, between Registrant and the Executive Officers (other than the Chief Executive Officer). *	8-K	001-13449	10.2	April 4, 2007
10.3	Chief Executive Officer Change of Control Agreement, dated April 1, 2007, between Registrant and the Chief Executive Officer. *	8-K	001-13449	10.1	April 4, 2007
10.4	Form of Director Change of Control Agreement, dated April 1, 2007, between Registrant and the Directors. *	8-K	001-13449	10.3	April 4, 2007
10.5	1993 Long-Term Incentive Plan (as amended and restated effective February 27, 2006). *	8-K	001-13449	10.2	March 3, 2006
10.6	1993 Long-Term Incentive Plan Form of Restricted Stock Unit Agreement. *	8-K	001-13449	10.3	March 3, 2006
10.7	1993 Long-Term Incentive Plan Form of Stock Option Agreement. *	Schedule TO	005-35818	99(d)(5)	June 4, 2001
10.8	Nonemployee Director Equity Incentive Plan. *	Schedule 14A	001-13449	Appendix A	July 21, 2003
10.9	Nonemployee Director Equity Incentive Plan -Form of Restricted Stock Agreement. *	10-K	001-13449	10.9	June, 14, 2004
10.10	Amended Employee Stock Purchase Plan. *	8-K	001-13449	10.1	November 18, 2004
10.11	Termination Agreement and General Release of All Claims, dated March 17, 2007, between Registrant and Howard L. Matthews III. *	8-K	001-13449	10.1	March 22, 2007
10.12	Employment Offer Letter, dated August 31, 2006, between Registrant and William C. Britts. *	8-K	001-13449	10.1	September 7, 2006
10.13	Employment Offer Letter, dated August 28, 2006, between Registrant and Jon W. Gacek. *	8-K	001-13449	10.3	September 7, 2006
10.14	Change of Control Agreement, dated as of May 14, 1999, between ADIC and William C. Britts. *	8-K	001-13449	10.1	September 7, 2006
10.15	Change of Control Agreement, dated November 5, 1999, between ADIC and Jon W. Gacek. *	8-K	001-13449	10.1	July 25, 2006
10.16	Offer Letter, dated May 25, 2007, between Registrant and Joseph A. Marengi. *	8-K	001-13449	10.1	May 25, 2007
10.17	Transaction Bonus and Severance Protection Agreement, dated January 4, 2005, between Certance, LLC and Howard L. Matthews III. *	8-K	001-13449	10.3	June 2, 2005
10.18	Form of Director Grant Agreement. *	8-K	001-13449	10.1	September 29, 2005

Exhibit Number	Exhibit Description	Incorporated by Reference			
		Form	File No.	Exhibit(s)	Filing Date
10.19	Indenture, dated as of July 30, 2003, between Registrant and U.S. Bank National Association, related to the Registrant's convertible debt securities.	S-3	333-109587	4.1	October 9, 2003
10.20	Resale Registration Rights Agreement, dated July 30, 2003, between Registrant, Lehman Brothers Inc., Morgan Stanley & Co. Incorporated and McDonald Investments Inc.	S-3	333-109587	4.3	October 9, 2003
10.21	Credit Agreement, dated as of August 22, 2006, by and among Registrant, the lenders from time to time party thereto, and KeyBank National Association	8-K	001-13449	99.2	August 28, 2006
10.22	Term Loan Agreement, dated as of August 22, 2006, by and among Registrant, the lenders from time to time party thereto, and KeyBank National Association.	8-K	001-13449	99.3	August 28, 2006
10.23	Commitment Letter, dated as of April 27, 2006, between Registrant and KeyBank National Association.	8-K	001-13449	99.4	August 28, 2006
10.24	Side Letter, dated as of August 22, 2006 and effective August 18, 2006, between Registrant and KeyBank National Association.	8-K	001-13449	99.5	August 28, 2006
10.25	First Amendment to Credit Agreement, dated as of November 27, 2006, by and among Registrant, the lenders from time to time party thereto, and KeyBank National Association.	8-K	001-13449	10.1	December 1, 2006
10.26	First Amendment to Term Loan Agreement, dated as of November 27, 2006, by and among Registrant, the lenders from time to time party thereto, and KeyBank National Association.	8-K	001-13449	10.2	December 1, 2006
10.27	Side Letter, dated as of November 27, 2006, between Registrant and KeyBank National Association.	8-K	001-13449	10.3	December 1, 2006
10.28	Agreement for Purchase and Sale of Real Property, dated as November 18, 2005, among Registrant, SELCO Service Corporation and CS/Federal Drive LLC, as amended by Amendments 1 through 6.	8-K	001-13449	10.1	February 10, 2006
10.29	Lease Agreement, dated February 6, 2006, between Registrant and CS/Federal Drive AB LLC (for Building A).	8-K	001-13449	10.2	February 10, 2006
10.30	Lease Agreement, dated February 6, 2006, between Registrant and CS/Federal Drive AB LLC (for Building B).	8-K	001-13449	10.3	February 10, 2006
10.31	Lease Agreement, dated February 6, 2006, between Registrant and CS/Federal Drive AB LLC (for Building C).	8-K	001-13449	10.4	February 10, 2006

Exhibit Number	Exhibit Description	Incorporated by Reference Form	File No.	Exhibit(s)	Filing Date
10.32	Patent Cross License Agreement, dated February 27, 2006, between Registrant and Storage Technology Corporation.	8-K	001-13449	10.1	March 3, 2006
10.33	Agreement and Plan of Merger by and among Registrant, Agate Acquisition Corp. and Advanced Digital Information Corporation, dated May 2, 2006.	8-K	001-13449	2.1	May 5, 2006
10.34	Form of Voting Agreement entered into with certain Directors and Officers, dated May 2, 2006.	8-K	001-13449	10.1	May 5, 2006
10.35	Particulars and Conditions of Sale between Quantum Perepheral Products (Ireland) Limited (as Vendor) and Ronan Egan (in Trust) (as Purchaser).	8-K	001-13449	10.1	May 9, 2006
10.36	License Agreement, between Quantum Perepheral Products (Ireland) Limited (as Licensee) and Ciaran O' Donoghue and Nuiall O' Donoghue (as Licensor).	8-K	001-13449	10.2	May 9, 2006
10.37	Amended and Restated Agreement and Plan of Merger and Reorganization dated as of October 3, 2000 by and among Registrant, Maxtor Corporation, Insula Corporation and Hawaii Corporation (excluding exhibits).	10-Q	001-13449	10.1	February 14, 2001
10.38	Tax Sharing and Indemnity Agreement by and among Registrant, Maxtor Corporation and Insula Corporation, dated April 2, 2001.	8-K	001-13449	10.1	December 29, 2004
10.39	Mutual General Release and Global Settlement Agreement, dated as of December 23, 2004, between Maxtor Corporation and Registrant.	10-Q	001-13449	10.4	February 2, 2005
10.40	Agreement and Plan of Merger, dated as of October 20, 2004, among Registrant, Certance Holdings, an exempted company organized under the laws of the Cayman Islands, New SAC, an exempted company organized under the laws of the Cayman Islands and the principal stockholder of Certance, and Quartz Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Registrant.	8-K	001-13449	10.1	October 25, 2004
10.41	Letter Agreement, dated December 19, 2005, between Registrant and New SAC.	8-K	001-13449	10.1	December 22, 2005
12.1	Ratio of Earnings to Fixed Charges. ‡				
21	Quantum Subsidiaries. ‡				
23.1	Consent of Independent Registered Public Accounting Firm. ‡				
24	Power of Attorney (see signature page).				
31.1	Certification of the Chief Executive Officer pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002. ‡				

Exhibit Number	Exhibit Description	Incorporated by Reference Form	File No.	Exhibit(s)	Filing Date
31.2	Certification of the Chief Financial Officer pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002. ‡				
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley act of 2002. †				
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley act of 2002. †				

* Indicates management contract or compensatory plan, contract or arrangement.

‡ Filed herewith.

† Furnished herewith.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUANTUM CORPORATION

/s/ JON W. GACEK

Jon W. Gacek
Executive Vice President and
Chief Financial Officer

Dated: June 13, 2007

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Richard E. Belluzzo and Jon W. Gacek, jointly and severally, his attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons in the capacities and on June 13, 2007.

Signature	Title
/s/ RICHARD E. BELLUZZO Richard E. Belluzzo	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)
/s/ JON W. GACEK Jon W. Gacek	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ MICHAEL A. BROWN Michael A. Brown	Director
/s/ THOMAS S. BUCHSBAUM Thomas S. Buchsbaum	Director
/s/ ALAN L. EARHART Alan L. Earhart	Director
/s/ EDWARD M. ESBER, JR. Edward M. Esber, Jr	Director
/s/ ELIZABETH A. FETTER Elizabeth A. Fetter	Director
/s/ JOSEPH A. MARENGI Joseph A. Marengi	Director
/s/ JOHN M. PARTRIDGE John M. Partridge	Director
/s/ STEVEN C. WHEELWRIGHT Steven C. Wheelwright	Director

Exhibit 31.1

CERTIFICATION PURSUANT TO SECTION 302(a)
OF THE SARBANES-OXLEY ACT OF 2002

I, Richard E. Belluzzo, certify that:

1) I have reviewed this annual report on Form 10-K of Quantum Corporation;

2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4) The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e)4 and 15d-15(e)4) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

5) The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date: June 13, 2007

/s/ RICHARD E. BELLUZZO

Richard E. Belluzzo
Chairman and
Chief Executive Officer

Exhibit 31.2

CERTIFICATION PURSUANT TO SECTION 302(a)
OF THE SARBANES-OXLEY ACT OF 2002

I, Jon W. Gacek, certify that:

1) I have reviewed this annual report on Form 10-K of Quantum Corporation;

2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4) The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

5) The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: June 13, 2007

/s/ JON W. GACEK

Jon W. Gacek
Executive Vice President and
Chief Financial Officer

Exhibit 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Richard E. Belluzzo, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report of Quantum Corporation, on Form 10-K for the year ended March 31, 2007 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and that information contained in such Annual Report on Form 10-K fairly presents in all material respects the financial condition and results of operations of Quantum Corporation.

Date: June 13, 2007

QUANTUM CORPORATION

/s/ RICHARD E. BELLUZZO

Richard E. Belluzzo
Chairman and
Chief Executive Officer

Exhibit 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Jon W. Gacek, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report of Quantum Corporation, on Form 10-K for the year ended March 31, 2007 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and that information contained in such Annual Report on Form 10-K fairly presents in all material respects the financial condition and results of operations of Quantum Corporation.

Date: June 13, 2007

QUANTUM CORPORATION

/s/ JON W. GACEK

Jon W. Gacek
Executive Vice President and
Chief Financial Officer

END